

Bath&Body Works®

Proxy Statement for the 2023 Annual Meeting of Stockholders and 2022 Annual Report








Bath&Body Works®

We make the world a brighter, happier place through the power of fragrance.



Home of America's Favorite Fragrances®, Bath & Body Works is a global leader in personal care and home fragrance, including top-selling collections for fine fragrance mist, body lotion and body cream, 3-wick candles, home fragrance diffusers and liquid hand soap. Powered by agility and innovation, our predominantly U.S.-based supply chain enables us to deliver quality, on-trend luxuries at affordable prices. Bath & Body Works serves and delights customers however and wherever they want to shop: welcoming, in-store experiences at our more than 1,800 company-operated Bath & Body Works locations in the U.S. and Canada, our online storefront at bathandbodyworks.com and our franchised locations around the world.

Dear Shareholders,

Throughout 2022, the team at Bath & Body Works remained focused on driving innovation, enhancing the customer experience and advancing initiatives to deliver improved financial results and shareholder value. While navigating a challenging macroeconomic environment, the team launched one of the industry's most successful loyalty programs, strengthened the Company's omnichannel capabilities and improved the quality of the Bath & Body Works store fleet. The Board continued its oversight of the Company's growth strategy, balanced allocation of capital and execution of our newly established Environmental, Social and Governance ("ESG") initiatives.

Our most significant responsibility last year as a Board was to identify and recruit the Company's next Chief Executive Officer. We conducted a thorough search and were pleased to appoint global personal care and beauty industry veteran Gina Boswell to the CEO role in December. Gina brings more than 30 years of experience, including leadership roles at global companies such as Unilever, Alberto Culver Company and the Estée Lauder Companies. She has deep expertise in sales, marketing, brand-building, business development and strategy, along with strong operational experience and a demonstrated track record of delivering successful business outcomes. The Board is confident Gina is the right leader to drive the Company's next chapter of growth across our channels and categories globally.

In addition to selecting the next leader of the Company, we also maintained a focus on thoughtful refreshment of the Board. In March 2022, we were pleased to welcome Alessandro Bogliolo and Juan Rajlin to the Board, both accomplished leaders with extensive global experience. More recently, we appointed Lucy Brady, Thomas Kuhn and Steven Voskuil as new independent directors following engagement with and input from shareholders. These three additional directors bring important consumer goods, digital, finance, corporate governance and capital allocation expertise. With these five new directors, along with Ms. Boswell's appointment to the Board, we have a strong and highly complementary mix of skills and experience and the opportunity to benefit from fresh perspectives as well as continuity and historical insight into the business from our more tenured Board members. The average director tenure of the Board is now three years and seven of the Company's 13 directors are members of diverse communities: female, people of color and/or LGBTQIA+.

Understanding the importance of corporate social responsibility, the Board has also continued to provide oversight of Bath & Body Works' ESG initiatives, including the impact of company procedures and processes on associates, citizens and communities. Through our Nominating & Governance Committee, we review the Company's ESG priorities and commitments and help ensure that ESG remains a priority for the business and a key consideration as we continue to grow. In particular, we recently updated the Company's strategy for DEI to build a more sustainable approach with specific objectives, measurable outcomes and clearer expectations for our leaders and associates.

The Company continues to be guided by our purpose to make the world a brighter, happier place through the power of fragrance, and we are proud of how our team operates with a commitment to Bath & Body Works' core values of focusing on our customers, embracing diversity, working with passion and holding ourselves to the highest standards.

Looking forward, the Board and management team remain confident in the strength of the Company's market leadership, our strategy to deliver sustainable, profitable growth and our ability to create value for our shareholders. On behalf of the entire Board, thank you for your continued investment in and support of Bath & Body Works.



Sincerely,

Sarah E. Nash

Sarah E. Nash
Board Chair
Bath & Body Works, Inc.

Bath&BodyWorks®

Dear Shareholders,

I am delighted to be writing this first letter to you after having joined Bath & Body Works as Chief Executive Officer in December and recently passing my 100th day in the role. I appreciate the opportunity to share my observations about the business along with our team's near-term objectives to strengthen Bath & Body Works' position as a leading global omnichannel brand and create long-term shareholder value.

Our company is an innovator with top share in major categories of home fragrance, body care, and soaps and sanitizers – all growth categories with a long runway ahead, in large addressable markets. We have strong relationships with our vendor partners as part of our largely domestic, vertically integrated supply chain that enables us to achieve industry-leading speed to market. Our team has demonstrated remarkable innovation capabilities, delivering a pipeline of newness in fragrance and product forms that powers our deep customer connections.

Bath & Body Works delivered solid results in 2022, particularly in light of the challenging macroeconomic environment. These results would not have been possible without our highly knowledgeable and dedicated store associates who are passionate about serving our customers. In comparing our 2022 financial results to what we view as our baseline year in 2019, revenue has risen by 40%, with a balanced contribution from unit and average unit retail growth. While 2022 operating margin declined compared to 2019, we drove a 32% increase in operating income. Importantly, we are confident in achieving our longer-term $10 billion sales target and industry-leading operating margins of 20%.

My initial focus upon joining Bath & Body Works included a comprehensive review of our business and engaging with customers, store associates and supply chain partners across the country, as well as with our shareholders. With the results of that deep dive, our team is now prioritizing actions that are designed to drive faster and more profitable growth to realize the full potential of our business. Those actions include:

- Building on our very successful loyalty program launch in 2022 by acquiring new customers and increasing retention and spend over time;
- Leveraging the advancements we are making in our technology capabilities to drive even deeper customer connections through personalization and fully unlock the potential of our omnichannel model;

- Working to extend our position as a leading global brand through international expansion, leveraging our partnership-based, accretive model;
- Continuing to deliver a pipeline of newness in fragrance and product forms while also increasing our share in categories such as Men's and Wellness; and
- Optimizing our cost structure and positioning the business for margin expansion through our cost savings program, targeting $200 million of efficiency.

We understand that the success of our company is not only about our financial results but also directly intertwined with consideration for our people and our planet. We are pleased to have published an inaugural ESG Report in 2023, establishing new 2025 and 2030 sustainability commitments across areas such as diversity, equity and inclusion, product transparency and ingredients, and packaging, among others. We look forward to working closely with our associates as well as our vendors and other partners to achieve these important commitments.

I have a true love for beauty, personal care and fragrance where customers are passionate and engaged, and quality and innovation are critical. Bath & Body Works brings all of these things together, with a highly differentiated business model and a history of superior growth that our team is dedicated to building upon. We are moving with focus and speed and see meaningful opportunities ahead.

Thank you for your investment and your continued support.



Sincerely,

Gina R. Boswell

Gina R. Boswell
Chief Executive Officer
Bath & Body Works, Inc.

Bath&BodyWorks®

Bath&BodyWorks®

Notice of Annual Meeting of Stockholders

June 8, 2023

Who May Vote

Stockholders of record at the close of business on April 10, 2023 may vote at the meeting.


DATE:
Thursday,
June 8, 2023


TIME:
8:30 a.m.
Eastern Time


PLACE:
Bath & Body Works, Inc.
Three Limited Parkway
Columbus, Ohio 43230

Date of Mailing

A Notice of Internet Availability of Proxy Materials or this proxy statement and the enclosed proxy card is first being sent to stockholders on or about April 18, 2023.

Internet Availability

In accordance with Securities and Exchange Commission rules, we are using the Internet as our primary means of furnishing our proxy materials to most of our stockholders. Rather than sending those stockholders a paper copy of our proxy materials, we are sending them a Notice of Internet Availability of Proxy Materials with instructions for accessing the materials and voting via the Internet. We believe this method of distribution makes the proxy distribution process more efficient and less costly and limits our impact on the environment. This proxy statement and our Annual Report on Form 10-K for the fiscal year ended January 28, 2023 are available at *www.bbwinc.com* (see the "Investors" link followed by the "Annual Reports/Proxy" link).

ITEMS OF BUSINESS

1 Elect the 13 nominees proposed by the Board of Directors as directors.

2 Ratify the appointment of our independent registered public accountants.

3 Hold an advisory vote to approve named executive officer compensation.

4 Hold an advisory vote on the frequency of future advisory votes on named executive officer compensation.

5 Vote on the stockholder proposal regarding an independent board chairman, if properly presented at the meeting.

6 Transact such other business as may properly come before the meeting.

This proxy statement contains important information, including a description of the business that will be acted upon at the meeting. If you plan to attend the meeting, please bring the Admittance Slip located at the back of this booklet and a picture I.D., and review the attendance information provided. Your vote is important. Stockholders of record can give proxies by calling a toll-free telephone number, by using the Internet or by mailing their signed proxy cards. Whether or not you plan to attend the meeting, please vote by telephone or via the Internet or sign, date and return the enclosed proxy card in the envelope provided. Instructions are included on your proxy card. You may change your vote by submitting a later dated proxy (including a proxy via telephone or the Internet) or by attending the meeting and voting in person.

By Order of the Board of Directors,

Michael C. Wu
Chief Legal Officer
and Corporate Secretary
April 18, 2023

Table of Contents

[THIS PAGE INTENTIONALLY LEFT BLANK]

Information About the Annual Meeting and Voting

The Board of Directors (the "Board") is soliciting your proxy to vote at our 2023 annual meeting of stockholders (or at any adjournment of the meeting). This proxy statement summarizes the information you need to know to vote at the meeting. In this proxy statement, "we," "our," "Bath & Body Works" and the "Company" refer to Bath & Body Works, Inc.

We began mailing this proxy statement and the enclosed proxy card, or the Notice of Internet Availability of Proxy Materials (the "Notice"), on or about April 18, 2023 to all stockholders entitled to vote. The Company's 2022 Annual Report on Form 10-K (the "2022 10-K"), which includes our financial statements, is being sent with this proxy statement and is available in paper copy by request or in electronic form. You may request copies of such documents from: Bath & Body Works, Inc., Attention: Investor Relations, Three Limited Parkway, Columbus, Ohio 43230.

Date, Time and Place of Meeting

Date: June 8, 2023
Time: 8:30 a.m. Eastern Time
Place: Three Limited Parkway, Columbus, Ohio 43230

Attending the Meeting

Stockholders who plan to attend the meeting in person must bring photo identification and the Admittance Slip located at the back of this booklet. In addition, if your shares are held in the name of your broker, bank or other nominee, you must bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares at the close of business on April 10, 2023. Because of necessary security precautions, bags, purses and briefcases will be subject to inspection. To speed the admissions process, stockholders are encouraged to bring only essential items. The use of cameras, video and audio recording devices and other electronic devices at the annual meeting is prohibited, and such devices will not be permitted in the annual meeting. We realize that many mobile phones have built-in digital cameras and recording functions, and while you may bring these phones into the annual meeting, you may not use the camera or recording functions at any time.

Shares Entitled to Vote

Stockholders entitled to vote are those who owned Company common stock (which we refer to throughout this proxy statement as "Common Stock") at the close of business on the record date, April 10, 2023. As of the record date, there were 228,950,584 shares of Common Stock outstanding. Each share of Common Stock that you own entitles you to one vote.

Voting Your Shares

Whether or not you plan to attend the annual meeting, we urge you to vote. Stockholders of record can give proxies by calling a toll-free telephone number, by using the Internet or by mailing their signed proxy cards.

The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. If you are voting by mail, please complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you are voting by telephone or via the Internet, please use the telephone or Internet voting procedures set forth on the enclosed proxy card. Returning the proxy card or voting via telephone or the Internet will not affect your right to attend the meeting and vote.

The enclosed proxy card indicates the number of shares that you own. Voting instructions are included on your proxy card. If you properly fill in your proxy card and send it to us or vote via telephone or the Internet in time to vote, one of the individuals named on your proxy card (your "proxy") will vote your shares as you have directed. If you sign the proxy card or vote via telephone or the Internet but do not make specific choices, your proxy will follow the Board's recommendations and vote your shares in the following manner:

- "FOR" the election of the Board's 13 nominees for director (as described beginning on page 14);
- "FOR" the ratification of the appointment of our independent registered public accountants (as described on page 24);
- "FOR" the advisory vote to approve named executive officer compensation (as described on page 29);
- "1 Year" on the advisory vote on the frequency of future advisory votes on named executive officer compensation (as described beginning on page 29); and
- "AGAINST" the stockholder proposal regarding an independent board chairman (as described beginning on page 62).

If any other matter is properly presented at the meeting, your proxy will vote in accordance with his or her best judgment. At the time this proxy statement was filed, we knew of no other matters to be acted on at the meeting. See "—Vote Necessary to Approve Proposals" below for a discussion of the votes required to approve these items.

Certain stockholders received a Notice containing instructions on how to access this proxy statement and our 2022 10-K via the Internet. Those stockholders should refer to the Notice for instructions regarding how to vote.

Revoking Your Proxy

You may revoke your proxy by:

- submitting a later dated proxy (including a proxy via telephone or the Internet);
- notifying our Corporate Secretary at our principal executive offices at Three Limited Parkway, Columbus, Ohio 43230, in writing before the meeting that you have revoked your proxy; or
- voting in person at the meeting.

Voting in Person

If you plan to vote in person at the meeting, a ballot will be available when you arrive at the meeting. However, if your shares are held in the name of your broker, bank or other nominee, you must bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares at the close of business on April 10, 2023, the record date for voting, as well as a proxy, executed in your favor, from the nominee.

Appointing Your Own Proxy

If you want to give your proxy to someone other than the individuals named as proxies on the proxy card, you may cross out the names of those individuals and insert the name of the individual you are authorizing to vote. If you appoint your own proxy, either you or the individual you appoint must present the proxy card at the meeting.

Quorum Requirement

A quorum of stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the meeting of holders of shares representing at least one-third of the votes of the Common Stock entitled to vote constitutes a quorum. Abstentions and "broker non-votes" are counted as present for establishing a quorum. A broker non-vote occurs on an item when a broker is not permitted to vote on that item absent instruction from the beneficial owner of the shares and no instruction is given.

Vote Necessary to Approve Proposals

- Pursuant to the Company's Amended and Restated Bylaws (the "Bylaws"), each director will be elected by a majority of the votes cast with respect to such director. A majority of the votes cast means that the number of votes "for" a director's election must exceed 50% of the votes cast with respect to that director's election. Any "against" votes will count as a vote cast, but "abstentions" and broker non-votes will not count as a vote cast with respect to that director's election. Under Delaware law, if the director is not elected at the annual meeting, the director will continue to serve on the Board as a "holdover director." As required by the Bylaws, each director has submitted an irrevocable letter of resignation as director that becomes effective if the director does not receive a majority of votes cast in an election and the Board accepts the resignation. If a director is not elected, the Nominating & Governance Committee will consider the director's resignation and recommend to the Board whether to accept or reject the resignation.
- The ratification of Ernst & Young LLP as our independent registered public accountants requires the affirmative vote of a majority of the votes present in person or by proxy and voting thereon.
- The advisory vote to approve named executive officer compensation requires the affirmative vote of a majority of the votes present in person or by proxy and voting thereon. While this vote is required by law, it will neither be binding on the Company nor the Board, nor will it create or imply any change in the fiduciary or other duties of, or impose any additional fiduciary or other duties on, the Company or the Board. However, the Human Capital & Compensation Committee (the "HCC Committee") will carefully consider the stockholder vote, along with all other expressions of stockholder views on this matter, when considering future executive compensation decisions.
- With respect to the advisory vote on the frequency of future advisory votes on named executive officer compensation, the voting option, if any, that receives the affirmative vote of a majority of the votes present in person or by proxy and voting thereon will be the option adopted by the stockholders. While this vote is required by law, it will neither be binding on the Company nor the Board, nor will it create or imply any change in the fiduciary or other duties of, or impose any additional fiduciary or other duties on, the Company or the Board. However, the HCC Committee will carefully consider the stockholder vote on this matter, along with all other expressions of stockholder views received on this matter, in making a determination on the frequency of future advisory votes on named executive officer compensation. If none of the three voting options receives a majority, the Board will consider the voting option that receives the plurality of votes cast.
- The stockholder proposal requires the affirmative vote of a majority of the votes present in person or by proxy and voting thereon.

Impact of Abstentions and Broker Non-Votes

You may "abstain" from voting for any nominee in the election of directors and on the other proposals. Abstentions with respect to the election of directors, the ratification of Ernst & Young LLP as our independent registered public accountants, the advisory vote to approve named executive officer compensation, the advisory vote on the frequency of future advisory votes on named executive officer compensation and the stockholder proposal will be excluded entirely from the vote and will have no effect.

In addition, under New York Stock Exchange ("NYSE") rules, if your broker holds your shares in its name, your broker is permitted to vote your shares on the proposal to ratify Ernst & Young LLP as our independent registered public accountants, even if it did not receive voting instructions from you. Your broker may not vote your shares on any of the other matters without specific instruction. A "broker non-vote" occurs when a broker submits a proxy but refrains from voting. Shares represented by broker non-votes are counted as present or represented for purposes of determining the presence of a quorum but are not counted as otherwise present or represented.

Obtaining Additional Copies of the Proxy Materials

We have adopted a procedure called "householding." Under this procedure, stockholders who share the same last name and reside at the same mailing address will receive one Notice or one set of proxy materials (if they have elected to receive hard copies of the proxy materials), unless one of the stockholders at that address has notified us that they wish to receive individual copies. Stockholders who participate in householding continue to receive separate control numbers for voting. Householding does not in any way affect dividend check mailings.

If you hold Common Stock and currently are subject to householding, but prefer to receive separate copies of proxy materials and other stockholder communications from the Company, or if you are sharing an address with another stockholder and would like to consent to householding, you may revoke or grant your consent to householding as appropriate at any time by calling (614) 415-7585 or notifying our Corporate Secretary at our principal executive offices at Three Limited Parkway, Columbus, Ohio 43230.

A number of brokerages and other institutional holders of record have implemented householding. If you hold your shares beneficially in street name, please contact your broker or other intermediary holder of record to request information about householding.

Corporate Governance

The Company has a long-standing commitment to strong corporate governance, which promotes the long-term interests of our stockholders, strengthens Board and management accountability and helps build stakeholder trust in the Company. The Board has adopted policies and processes that foster effective Board oversight of critical matters such as strategy, risk management, financial and other controls, capital allocation, technology, cybersecurity and data security, compliance and ethics, culture, environmental, social and governance ("ESG") matters, Board refreshment and management succession planning. The Board regularly reviews the Company's major governance documents, policies and processes in the context of current governance trends, recognized best practices and legal and regulatory changes.

The Board and the Nominating & Governance Committee have devoted significant time and attention to important governance matters over the past year, including management succession and Board refreshment. Following the announcement of Mr. Meslow's unexpected departure as Chief Executive Officer in February 2022, the Board initiated a comprehensive search for a seasoned leader for the Company. As part of the rigorous process, the Board considered and held numerous discussions with respect to potential candidates and, after an extensive search, selected Ms. Boswell as the Company's Chief Executive Officer in November 2022, effective as of December 1, 2022. The Board and the Nominating & Governance Committee have also been acutely focused on Board refreshment. During fiscal 2022, the Company engaged a search firm to assist the Nominating & Governance Committee in identifying and evaluating potential directors. In line with the Board's commitment to refreshment, self-evaluation and diversity, members of the Nominating & Governance Committee met regularly with the search firm and vetted and interviewed a number of potential director candidates. The Nominating & Governance Committee ultimately recommended to the Board the appointment of Alessandro Bogliolo and Juan Rajlin in 2022 and, following continued engagement with the Company's stockholders, Lucy Brady, Steven Voskuil and Thomas Kuhn in 2023. See "Election of Directors—The Board's 2023 Director Nominees" below. In connection with these efforts, members of the Board and the Nominating & Governance Committee held numerous interviews and discussions regarding potential director candidates and Chief Executive Officer candidates over the course of 2022 and 2023, in addition to the meetings of the Board and its committees.

The following sections provide an overview of our corporate governance structure, policies and processes, including key aspects of our Board's and its committees' operations.

Corporate Governance Highlights

INDEPENDENT BOARD OVERSIGHT

Majority Independent Board	Our Board includes 13 members, 12 of whom are independent, including an independent Board Chair.
Separate Board Chair and CEO Roles	The Chief Executive Officer and Board Chair have been two separate people since March 2020 (other than from May 2022 to November 2022 when Sarah Nash served as our Interim Chief Executive Officer), and the Chief Executive Officer and Board Chair roles are required to be separated pursuant to our Nominating & Governance Committee charter.
Independent Board Committees	Each of our standing Board committees is composed solely of independent directors.
Oversight of Critical Matters	Our Board oversees the Company's strategic, capital structure (including capital allocation), risk management, cybersecurity, data security and ESG matters.
Management Succession	Our Board regularly reviews succession plans for our Chief Executive Officer and other senior management positions.
Independent Executive Sessions	At every regular Board meeting, time is set aside for the independent directors to meet in executive session.

STOCKHOLDER RIGHTS AND ACCOUNTABILITY

Annual Board Elections	All directors are elected annually. We do not have a classified Board.
Majority Voting Requirements	Our Certificate of Incorporation and Bylaws include no supermajority voting requirements.
Proxy Access	Our Bylaws include proxy access rights, permitting up to 20 stockholders owning 3% or more of the outstanding shares of Common Stock continuously for at least three years to nominate the greater of two directors or up to 20% of our Board and include those nominees in our proxy materials.
Stockholder Ability to Call Special Meetings	Stockholders who own at least 25% of the outstanding shares of Common Stock may call a special meeting of stockholders.
Majority Voting Standard for Uncontested Director Elections	In uncontested director elections, directors are elected by a majority of votes cast.
No Shareholder Rights Plan	We do not have a shareholder rights plan / "poison pill" in effect.

BOARD STRUCTURE

Director Qualifications and Skills	We believe that our directors, as a whole, possess the right mix of qualifications, skills and experience and reflect the diversity of our Company's associates, the communities we serve, our customers and our other key stakeholders. See "Election of Directors—The Board's 2023 Director Nominees" below.
Director Diversity	Of our 13 Board members, six are women, four are people of color and one is a member of the LGBTQIA+ community. See "Election of Directors—The Board's 2023 Director Nominees" below. Pursuant to the Charter of our Nominating & Governance Committee, the Board is committed to having at least 50% of the Board be diverse and to ensuring that the initial pool of candidates for any Board vacancy consists of at least one woman and one person of color.
Director Overboarding Policy	Under the Company's corporate governance principles, directors may serve on no more than four public company boards (including the Company's Board), and any director who is also a named executive officer of another public company may serve on no more than two public company boards (including the Company's Board).
Annual Self-Assessments	The Board and its committees perform annual self-assessments to enhance performance.

Our Board of Directors

Our Board currently has 13 members. Each director who served during fiscal 2022 was, and each current director continues to be, independent in accordance with applicable NYSE standards other than Andrew Meslow and Gina Boswell during their respective tenures as Chief Executive Officer of the Company, and Sarah Nash, from February 22, 2022, through January 28, 2023, during which time she served as Executive Chair and/or Interim Chief Executive Officer of the Company. Effective on January 29, 2023, Ms. Nash returned to serving as our independent, non-executive Chair of the Board.



Sarah Nash

Independent Chair of the Board



Patricia Bellinger

Independent Director



Alessandro Bogliolo

Independent Director



Gina Boswell

Chief Executive Officer and Director



Lucy Brady

Independent Director



Francis Hondal

Independent Director



Thomas Kuhn

Independent Director



Danielle Lee

Independent Director



Michael Morris

Independent Director



Juan Rajlin

Independent Director



Stephen Steinour

Independent Director



J.K. Symancyk

Independent Director



Steven Voskuil

Independent Director

Board Leadership Structure

Ms. Nash served as an independent Chair of our Board from May 2020 until her appointment to the role of Executive Chair on February 22, 2022. On May 12, 2022, Ms. Nash assumed the role of Interim Chief Executive Officer upon the departure of Andrew Meslow, our then Chief Executive Officer, due to health reasons while the Company searched for a permanent Chief Executive Officer. Upon the appointment of Ms. Boswell as Chief Executive Officer on December 1, 2022, Ms. Nash ceased serving as Interim Chief Executive Officer and, on January 28, 2023, Ms. Nash ceased serving as Executive Chair. Effective on January 29, 2023, Ms. Nash returned to being our non-executive Board Chair. Mr. Steinour served as Interim Lead Independent Director from March 10, 2022, through January 28, 2023 to provide the Board with independent leadership while Ms. Nash served as Executive Chair and was not independent.

In January 2023, the charter of the Nominating & Governance Committee was amended to provide that the positions of Chair of the Board and Chief Executive Officer will be held by different persons. If the Chair of the Board is not an independent director, our corporate governance principles further provide that an independent director will be appointed by the independent directors of the Board as the lead independent director (the "Lead Independent Director"). If a Lead Independent Director is appointed, the Lead Independent Director will have the following responsibilities:

- preside at all meetings of the Board at which the Chair of the Board is not present, including executive sessions of the independent and non-management directors;
- serve as liaison between the Chair of the Board and the independent and non-management directors;
- approve information sent to the Board;
- collaborate with the Chair of the Board to set meeting agendas for the Board;
- approve meeting schedules to assure that there is sufficient time for discussion of all agenda items;
- have the authority to call meetings of the independent and non-management directors;
- if requested by major stockholders, ensure that he or she is available for consultation and direct communication;
- assist the Chair of the Board and the Board in assuring compliance with and implementation of the Company's corporate governance principles; and
- perform any other duties that may be deemed appropriate or necessary by the Board.

Given that we currently have an independent Chair of the Board, we do not have a Lead Independent Director.

The Board believes that the separated roles of Chair of the Board and Chief Executive Officer, and the significant responsibilities of a Lead Independent Director in the event that the Chair of the Board is not independent, provide an appropriate balance between leadership and independent oversight.

Meeting Attendance

Our Board held 11 meetings during fiscal 2022. During fiscal 2022, all of the then-current directors attended 75% or more of the total number of meetings of the Board and of the committees of the Board on which they served. Each director is expected to dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties, including by attending meetings of the Board and the committees of which the director is a member. In connection with the Board's refreshment efforts during 2022 and 2023, members of the Board and the Nominating & Governance Committee also held numerous interviews and discussions regarding potential director candidates over the course of 2022 and 2023, in addition to the meetings of the Board and its committees. In addition, in connection with the rigorous search process for a new Chief Executive Officer in 2022, the Board considered and held numerous discussions with respect to potential candidates and the executive search firm assisting with the process.

The Company does not have a formal policy regarding attendance by members of the Board at the Company's annual meeting of stockholders. However, it encourages directors to attend and historically nearly all have done so. All of the then-current Board members, other than Robert Schottenstein who retired from the Board effective at the 2022 annual meeting of stockholders, attended the 2022 annual meeting.

Committees of the Board

During fiscal 2022, the Board had a standing Audit Committee, HCC Committee, Nominating & Governance Committee and Executive Committee. The charters for the Audit, HCC and Nominating & Governance Committees are available on the Company's website at *www.bbwinc.com* under "Investors" followed by "Committee Charters and Governance Materials." The current members of our committees, the principal roles and responsibilities of each committee and the number of meetings held during fiscal 2022 are reflected below. Each member of each committee during fiscal 2022 was (other than Ms. Nash on the Executive Committee from February 22, 2022, through January 28, 2023, during which time she served as Executive Chair and/or Interim Chief Executive Officer of the Company), and each current member continues to be, independent in accordance with the Company's corporate governance principles and applicable NYSE standards and Securities and Exchange Commission ("Commission") rules.

Audit Committee

Chair
Steinour

Members
Hondal
Morris
Rajlin
Symancyk

Number of Meetings in Fiscal 2022
15

Principal Roles and Responsibilities

- Oversees the integrity of the Company's financial statements and internal controls
- Reviews significant legal and regulatory matters affecting the Company
- Oversees the Company's ethics and compliance function, including at least quarterly reports to the committee
- Oversees the qualifications, independence and performance of the Company's independent auditors
- Oversees the performance of the Company's internal audit function
- Oversees the Company's enterprise risk management program and has primary responsibility for oversight of the Company's policies and practices with respect to risk assessment and risk management, including the Company's policies and practices with respect to cybersecurity risk and the Company's data security policies

The Board has determined that each of the Audit Committee members qualifies as an "audit committee financial expert" within the meaning of the regulations promulgated by the Commission.

Human Capital & Compensation Committee

Chair
Morris

Members
Bellinger
Bogliolo
Hondal
Lee

Number of Meetings in Fiscal 2022
7

Principal Roles and Responsibilities

- Reviews the key workforce management and human capital policies and practices of the Company
- Reviews the Company's programs for executive and management level development
- Reviews the Company's programs, policies and strategies relating to its culture, talent, diversity, inclusion and equal employment opportunities
- Oversees the Company's compensation and benefits philosophy and policies
- Evaluates the Chief Executive Officer's performance and approves the Chief Executive Officer's compensation
- Oversees the compensation structure for other executive officers of the Company and, based on the recommendations of the Company's Chief Executive Officer, approves such officers' compensation
- Evaluates and recommends for approval by the Board compensation for the Company's directors
- Undertakes an annual review and risk assessment of the Company's compensation policies and practices
- Monitors the independence of the committee's compensation consultant

The HCC Committee may delegate its authority to subcommittees or the Chair of the HCC Committee as it deems appropriate and in the best interests of the Company, provided that periodic reports by the parties receiving any such delegation are made to the full HCC Committee in accordance with the terms of the delegation. In accordance with its charter, the HCC Committee may also delegate to one or more Company officers its authority to make grants and awards of stock rights or options to any individual who is not an executive officer of the Company. The HCC Committee has delegated to our Chief Human Resources Officer the authority to make stock awards under the provisions of the Company's 2020 Stock Option and Performance Incentive Plan (the "2020 Plan") with a value up to $500,000 in any year to any associate who is not a Section 16 officer of the Company.

Nominating & Governance Committee

Chair
Bellinger

Members
Bogliolo
Lee
Rajlin
Symancyk

Number of Meetings in Fiscal 2022
4

Principal Roles and Responsibilities

- Actively engages in the ongoing review of the composition of the Board and opportunities for Board refreshment
- Recommends criteria for the selection of the candidates to the Board and its committees, and identifies and recommends to the Board candidates who are qualified to serve on the Board and its committees
- Considers and reviews the qualifications of any individual nominated for election to the Board by stockholders and is responsible for proposing a slate of candidates for election as directors at each annual meeting of stockholders
- Oversees the evaluation of the performance of the Board and its committees and recommends ways to improve Board and committee performance
- Reviews the Company's actions in furtherance of its corporate social responsibility, including ESG and philanthropic initiatives, including the impact of Company procedures and processes on associates, citizens and communities
- Develops and reviews, at least annually, the Company's corporate governance policies, practices and procedures to ensure they reflect evolving best practices
- Reviews the composition, size, structure, practices, policies and activities of the Board and its committees
- Reviews the independence of directors
- Oversees orientation programs and continuing education opportunities for directors

Executive Committee

Chair
Nash

Members
Bellinger
Morris
Steinour

Number of Meetings in Fiscal 2022
4

Principal Roles and Responsibilities

The Executive Committee may exercise, to the fullest extent permitted by law, all of the powers and authority granted to the Board.

Board and Committee Evaluations

To ensure that the Board and its committees remain effective, the Nominating & Governance Committee oversees a robust annual evaluation of the Board, the Audit Committee, the HCC Committee and the Nominating & Governance Committee and recommends ways to improve performance. At least annually, each of the Audit Committee, the HCC Committee and the Nominating & Governance Committee evaluates its own performance and reports to the Board on such evaluation. The full Board also engages in self-evaluation at least annually.

Meetings of Independent Directors

The independent directors of the Board meet in regular executive sessions. Ms. Nash serves as the chair of those meetings. During Ms. Nash's tenure as Executive Chair and Interim Chief Executive Officer, during which time Ms. Nash was not independent, executive sessions of our independent directors were led by Mr. Steinour, our Interim Lead Independent Director at the time. Ms. Boswell does not, and during her tenure as Executive Chair and Interim Chief Executive Officer Ms. Nash did not, attend any meetings of the independent directors.

Board Role in Strategic Planning and Capital Structure

Our Board plays an important role in the Company's strategic planning process through dedicated strategy sessions that occur at least annually as well as active engagement with Company management regarding the Company's strategy at each regular Board meeting. The Board regularly reviews the Company's capital structure with a view toward long-term value creation for our stockholders. As discussed under the heading "Election of Directors—The Board's 2023 Director Nominees," our director nominees possess specific qualifications, skills and experience that support the Company's strategy and reflect the diversity of our workforce, the communities we serve, our customers and our other key stakeholders.

Board Role in Risk Oversight

The Board as a whole has responsibility for risk oversight, with a focus on the most significant risks facing the Company, including strategic, competitive, economic, operational, legal, regulatory, ESG and compliance risks. In addition, certain committees of the Board have been assigned oversight of risk areas that are particularly relevant to their respective areas of responsibility and oversight. For example, the Audit Committee oversees our enterprise risk management program and reviews policies and practices with respect to risk assessment and risk management, including discussing with management the Company's major financial risk exposures and the steps that have been taken to monitor and control such exposures. The Audit Committee also reviews policies and practices with respect to cybersecurity risk and the Company's data security policies. The HCC Committee considers the risks to our business associated with our compensation policies and practices from the perspective of enterprise risk. The HCC Committee is also responsible for overseeing any allegation of any claim of discrimination, harassment or retaliation that presents a material risk to the Company. The Nominating & Governance Committee reviews the Company's corporate governance structure, director succession matters and ESG matters. All committees report to the full Board on risk matters as appropriate. The nature and effect of the risks faced by our Company vary in many ways. The potential impact of some risks may be minor, and accordingly, as a matter of business judgment, allocating significant resources to avoid or mitigate a minor potential adverse impact may not be prudent. In some cases, a higher degree of risk may be acceptable. As such the amount of oversight of the Board for different types of risk depends on the nature of the risk.

The risk oversight responsibility of the Board and its committees is supported by our management reporting processes, which are designed to provide visibility to the Board to those Company personnel responsible for risk assessment, including our Chief Legal Officer, who also serves as our chief compliance officer and reports to the Chief Executive Officer, and to provide information about management's identification, assessment and mitigation strategies for critical risks. Our management team is responsible for day-to-day risk management. This includes identifying, evaluating and addressing potential risks that may exist at the enterprise, strategic, reputational, financial, operational, legal, compliance and reporting levels. The Board maintains an open dialogue with, has regular access to, and receives ongoing updates from, management and, when appropriate, outside advisors and experts, with respect to any potential risks identified by management. The Board believes that this division of labor among the Board, its committees and management allows us to appropriately monitor risks over the short, intermediate and long-term.

The Board's Commitment to ESG Matters

Bath & Body Works, Inc., as a values-based company, recognizes that we have a responsibility to all stakeholders of our business, including associates, customers, stockholders, the communities where we live and work, people across our value chain who contribute to our success and, of course, the planet. The Nominating & Governance Committee reviews and oversees our actions in furtherance of our corporate social responsibility, including our ESG strategy and initiatives. In April 2023, we released our first ESG Report, which is available at *www.bbwinc.com* (see the "About Us" link followed by the "ESG Reports and Policies" link), and formalized our near- and longer-term ESG commitments (which report is not incorporated by reference into this proxy statement). During 2022, following a comprehensive ESG prioritization assessment that included feedback from internal and external stakeholders, we identified the following six ESG focus areas:

People and Culture
Diversity, Equity and Inclusion
Product Transparency and Ingredients
Sustainable Sourcing
Climate Change and Carbon Emissions
Packaging and Plastics

Our Stockholder Outreach and Engagement

The Board believes that it is important to understand stockholder perspectives on the Company and foster long-term relationships with our stockholders. To that end, we have a policy of robust engagement with stockholders, with continuing outreach to and dialogue with our major investors on a range of issues, including corporate governance matters, executive compensation and environmental and social goals and initiatives. In fiscal 2022, we met with approximately 55 of our stockholders representing more than 60% of our shares outstanding as of December 31, 2022, as well as with other key stakeholders and prospective investors. We believe these meetings strengthen our relationships with our stockholders and reinforce our commitment to incorporate stockholder feedback into various decisions made by the Board and management.

Director Independence

The Board has determined that each of the individuals nominated to serve on the Board (except for Ms. Boswell, our Chief Executive Officer) has no material relationship with the Company other than in his or her capacity as a director of the Company and that each is "independent" in accordance with applicable NYSE standards. The Board has also determined that Robert Schottenstein, who retired from the Board effective on May 12, 2022, was "independent" in accordance with applicable NYSE standards during the time he served on the Board in 2022. If all director nominees are elected to serve as our directors, independent directors will constitute 92% of our Board.

In making these determinations, the Board took into account all factors and circumstances that it considered relevant, including, where applicable, the existence of any employment relationship between the director or a member of the director's immediate family and the Company; whether within the past three years the director or a member of the director's immediate family has served as an executive officer of the Company; whether the director or a member of the director's immediate family has received, during any 12-month period within the last three years, direct compensation from the Company in excess of $120,000 (other than compensation in respect of such person's service on the Board); whether the director or a member of the director's immediate family has been, within the last three years, a partner or an employee of the Company's internal or external auditors; and whether the director or a member of the director's immediate family is employed by an entity that is engaged in business dealings with the Company that exceed the greater of $1 million or 2% of such entity's consolidated gross revenues. The Board has not adopted categorical standards with respect to director independence. The Board believes that it is more appropriate to make independence determinations on a case-by-case basis in light of all relevant factors. The Board considered Ms. Nash's service as the Executive Chair and/or Interim Chief Executive Officer of the Company during the period from February 22, 2022, through January 28, 2023, and the one-time award of restricted stock units to Ms. Nash on March 10, 2022, that vest over three years (as described under the heading "Compensation-Related Matters—Compensation Discussion and Analysis—Compensation for NEOs—2022 Nash Equity Award") and determined, in accordance with the applicable NYSE standards, that such service as an interim executive officer and compensation, as well as the one-time nature of the award, did not disqualify Ms. Nash from being an independent director following the end of such service.

Contacting the Board

The Board provides a process for interested parties to send communications to the full Board, the Chair of the Board, the independent directors and any committee of the Board. The Board, any Board committee or any individual director may be contacted by writing to the Board, committee or director, as applicable, c/o Bath & Body Works, Inc., Three Limited Parkway, Columbus, Ohio 43230 or emailing at *boardofdirectors@bbw.com*. Communications that are not related to a director's duties and responsibilities as a Board or committee member may be excluded by the Office of the Chief Legal Officer, including, without limitation, solicitations and advertisements; junk mail; product-related communications; job referral materials such as resumes; surveys; and any other material that is determined to be illegal or otherwise inappropriate. The directors to whom such information is addressed are informed that the information has been removed and that it will be made available to such directors upon request.

Code of Conduct and Governance Documents

The Company has a code of conduct that is applicable to all Company associates, including the Chief Executive Officer and Chief Financial Officer, and to members of the Board. Any amendments to the code or any waivers from any provisions of the code granted to executive officers or directors will be promptly disclosed to stockholders through posting on the Company's website at *www.bbwinc.com*.

Under the Company's related person transaction policy, subject to certain exceptions, directors and executive officers of the Company are required to notify the Company's Corporate Secretary of any potential financial or commercial transaction, agreement or relationship involving the Company in which a director or executive officer, his or her immediate family members or a 5% beneficial owner of the Common Stock has a direct or indirect material interest. Each such transaction must be approved by the Board or a committee consisting solely of independent directors after consideration of all material facts and circumstances.

Based on the information provided by the Company's officers and directors and assessments by the Company's management, there were no such related person transactions during fiscal 2022.

The Company's code of conduct, corporate governance principles and related person transaction policy, as well as the charters of the Audit Committee, HCC Committee and Nominating & Governance Committee, are available on the Company's website at *www.bbwinc.com* (see the "Investors" link followed by the "Committee Charters and Governance Materials" link). Stockholders may also request a copy of any such document from: Bath & Body Works, Inc., Attention: Investor Relations, Three Limited Parkway, Columbus, Ohio 43230.

Fiscal 2022 Director Compensation

The following table sets forth compensation earned by the individuals who are not Company associates who served as directors of the Company during fiscal 2022. Ms. Nash ceased being a non-associate director on February 22, 2022. Ms. Nash's compensation for her service as a non-associate director and as a named executive officer of the Company for fiscal 2022 is reflected in the 2022 Summary Compensation Table. Associates who serve as directors do not receive separate compensation for service on the Board.

	FEES EARNED OR PAID IN CASH ($)[1]	STOCK AWARDS ($)[2]	TOTAL ($)
Patricia Bellinger	185,000	147,595	332,595
Alessandro Bogliolo[3]	99,670	165,853	265,523
Francis Hondal	150,000	147,595	297,595
Danielle Lee	145,000	147,595	292,595
Michael Morris	195,000	147,595	342,595
Juan Rajlin[3]	99,670	165,853	265,523
Robert Schottenstein[4]	41,030	0	41,030
Stephen Steinour	170,000	147,595	317,595
J.K. Symancyk	145,000	147,595	292,595

(1) Directors (other than the Board Chair) received an annual cash retainer of $100,000. Directors received an additional annual cash retainer of $25,000 for membership on the Audit Committee and HCC Committee and $20,000 for all other committee memberships. The Audit

Committee and HCC Committee Chairs received an additional $25,000. The Nominating & Governance and Executive Committee Chairs received an additional $20,000.

(2) Directors (other than the Board Chair) received an annual stock retainer of $150,000. Stock retainers were granted under the 2020 Plan and vest one year following the grant date, generally subject to the director's continued service on the Board through the vesting date. The number of shares issued was calculated based on the fair market value of Common Stock on the date the shares were issued. The value of stock awards reflects the aggregate grant date fair value, excluding estimated forfeitures, computed in accordance with Accounting Standards Codification ("ASC") Topic 718 Compensation—Stock Compensation, for each award. See Note 16 to the Company's financial statements filed in the 2022 10-K for a discussion of the Company's assumptions in determining the aggregate grant date fair value of these awards.

(3) Messrs. Bogliolo and Rajlin were appointed to the Board effective March 28, 2022. Cash and stock payments were pro-rated based on the number of days of Board service, as applicable.

(4) Effective May 12, 2022, Mr. Schottenstein retired from the Board. Cash payments to Mr. Schottenstein were pro-rated based on his number of days of Board service.

The stock ownership guidelines applicable to members of our Board require directors to maintain ownership of at least five times their annual cash retainer within five years of becoming subject to the guidelines. All members of our Board are either in compliance with the guidelines or are on track to comply with the guidelines within the required time frame.

Election of Directors
(Item 1 on the Proxy Card)

Our Board is elected annually by our stockholders. The Nominating & Governance Committee is responsible for considering candidates for the Board and recommending director nominees for the Board.

The Board's 2023 Director Nominees

After evaluating the performance, qualifications, skills and experience of each of the current Board members and the composition of our full Board, based upon the recommendations of the Nominating & Governance Committee, the Board has recommended the election of all 13 of our incumbent Board members.

THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED BELOW.



Sarah Nash
Independent Chair of the Board



Patricia Bellinger
Independent Director



Alessandro Bogliolo
Independent Director



Gina Boswell
Chief Executive Officer and Director



Lucy Brady
Independent Director



Francis Hondal
Independent Director



Thomas Kuhn
Independent Director



Danielle Lee
Independent Director



Michael Morris
Independent Director



Juan Rajlin
Independent Director



Stephen Steinour
Independent Director



J.K. Symancyk
Independent Director



Steven Voskuil
Independent Director

We believe that our directors, as a whole, possess the right mix of qualifications, skills and experience, and the commitment to Board refreshment to ensure this moving forward. Our directors also reflect the diversity of our workforce, the communities we serve, our customers and our other key stakeholders. The tables below summarize the skills, qualifications and attributes of our directors, as well as certain diversity characteristics self-identified by our directors, that are important to our Board.

Qualifications and Skills



Technology
Knowledge of or experience with technology, including digital solutions, information technology systems and architecture, and/or cybersecurity or data security



Executive Business Experience
Experience serving in an executive capacity in a public company or regulatory environment



Financial Expertise
Knowledge of or experience in capital markets, capital allocation, corporate finance and/or accounting



Governance
Experience serving on a public company board or developing corporate governance policies or investor relations programs for public companies



Marketing, Digital & Consumer Insights
Experience in marketing, branding, digital and e-commerce, data analytics, customer loyalty and/or consumer insights



Operations / Supply Chain
Experience with multi-site operational management, including logistics, distribution and/or fulfillment



Public Company CEO / Senior Leadership Experience
Experience serving as a chief executive officer or in a similar leadership position of a public company



Omnichannel Retail
Retail or consumer products experience or experience connecting digital and physical commerce, including services and capabilities, organizational structure and related solutions



Global / International
International experience or experience managing international operations or organizations



ESG
Expertise in environmental, social and governance (ESG) issues







Our Board Skills and Experience

QUALIFICATIONS / SKILLS	Bellinger	Bogliolo	Boswell	Brady	Hondal	Kuhn	Lee	Morris	Nash	Rajlin	Steinour	Symancyk	Voskuil
Technology			■	■	■		■		■	■	■	■	■
Executive Business Experience	■	■	■	■	■	■	■	■	■	■	■	■	■
Financial Expertise		■	■		■	■		■	■	■	■	■	■
Governance	■	■	■		■	■	■	■	■	■	■	■	
Marketing, Digital & Consumer Insights		■	■	■	■		■			■	■	■	
Operations / Supply Chain		■	■			■		■	■			■	
Public Company CEO / Senior Leadership Experience		■	■			■		■	■		■	■	■
Omnichannel Retail		■	■	■	■	■	■			■		■	
Global / International	■	■	■	■	■		■	■	■	■		■	■
ESG	■	■	■	■		■	■	■	■	■	■	■	
Male, Female or Non-binary (M, F or NB)	F	M	F	F	F	M	F	M	F	M	M	M	M
Race / Ethnicity													
African American or Black	■						■						
Hispanic or Latino					■					■			
White		■	■	■		■		■	■		■	■	■
Other Characteristics													
LGBTQIA+										■			

A Broadly Representative Board

13 BOARD NOMINEES

46% Women

31% People of Color


AGE DISTRIBUTION
2
5
6
< 55 years
≥ 55 but < 65 years
≥ 65 years


BOARD TENURE
2
7
4
< 2 years
≥ 2 but < 6 years
≥ 6 years

Each of the 13 individuals nominated for election to the Board would hold office until the 2024 annual meeting of stockholders or until his or her successor is elected and qualified. Your proxy will vote for each of the nominees unless you specify otherwise. If any nominee is unable to serve, your proxy may vote for another nominee proposed by the Board; alternatively, the Board may elect to reduce the size of the Board. We are unaware of any nominee of the Board who would be unable to serve as a director if elected.

Set forth below is additional information about the experience and qualifications of each of the nominees for director that led the Board to conclude that the director would provide valuable insight and guidance as a member of the Board.

Board Nominees



Age: 62

Director since: 2017

Committees:
- Executive Committee
- Human Capital & Compensation Committee
- Nominating & Governance Committee (Chair)

Patricia S. Bellinger INDEPENDENT DIRECTOR

Experience

Ms. Bellinger is the chief of staff and strategic advisor to the President of Harvard University, an institution of higher education. From 2017 to 2018, she was a senior fellow at the Center for Public Leadership at the Harvard Kennedy School, a graduate and professional school. From 2013 to 2017, she was an adjunct lecturer and the executive director at the Center for Public Leadership at the Harvard Kennedy School and from 2010 to 2013, she was the executive director of executive education at Harvard Business School, a graduate and professional school. Prior to joining Harvard Business School, Ms. Bellinger was group vice president at British Petroleum, a global energy company, from 2000 to 2007, where she oversaw leadership development and established and led British Petroleum's global diversity and inclusion transformation. Ms. Bellinger served as a director of Pattern Energy Group Inc., a power company, from 2013 until 2018, as a director of Paris-based Sodexo S.A., from 2005 until 2018, and as a trustee of uAspire until 2020. She also serves as a director of Paris-based Sonepar and Safran S.A. and the National Board of the Smithsonian Institution. Ms. Bellinger's nomination is supported by her extensive executive, business and leadership experience and service on several other public company boards of directors.



Age: 58

Director since: 2022

Committees:
- Human Capital & Compensation Committee
- Nominating & Governance Committee

Alessandro Bogliolo INDEPENDENT DIRECTOR

Experience

Mr. Bogliolo, born in Italy, previously served as the chief executive officer and director of Tiffany & Co. ("Tiffany"), a luxury jewelry and specialty retailer, serving in such role from October 2017 through the acquisition of Tiffany by LVMH Moët Hennessy Louis Vuitton SE ("LVMH") in January 2021. In November 2022, Mr. Bogliolo assumed the role of board chair of Audemars Piguet, a Swiss manufacturer of luxury mechanical watches and clocks, after joining its board of directors in August 2022. Prior to joining Tiffany, Mr. Bogliolo served as chief executive officer and director of Diesel SpA, an international fashion brand that is part of the OTB Group, from 2013 to 2017, and in senior roles with LVMH from 2011 to 2013, including as chief operating officer, North America, for Sephora USA and executive vice president and chief operating officer of Bulgari. Mr. Bogliolo's nomination is supported by his extensive executive, strategic and operational leadership experience, including as chief executive officer of a publicly traded retail brand, his deep knowledge of the retail industry and consumers and his international experience and perspective.



Age: 60
Director since: 2022

Gina R. Boswell   CHIEF EXECUTIVE OFFICER AND DIRECTOR

Experience

Ms. Boswell is the Chief Executive Officer of the Company and has served as such since December 1, 2022. Prior to joining the Company, Ms. Boswell held senior executive roles with Unilever PLC ("Unilever"), a global food, personal care and household products company, including president, US customer development from May 2017 through October 2019; general manager, U.K. and Ireland from September 2015 through May 2017; and executive vice president, personal care from 2011 through September 2015. Ms. Boswell joined Unilever through the acquisition of Alberto-Culver Company, where she served as president, global brands, overseeing marketing, research and development, consumer insights and packaging for numerous hair and skin care brands from 2008 through July 2011. Earlier in her career, Ms. Boswell served as chief operating officer of Avon North America and held senior positions at Ford Motor Company and Estée Lauder Companies Inc. Ms. Boswell has served on the boards of directors of Wolverine World Wide, Inc., a designer, marketer and licensor of footwear and apparel, from December 2013 to December 2022; ManpowerGroup Inc., a provider of workforce solutions and services, from February 2007 through December 2022; and ACCO Brands Corporation, a manufacturer of consumer, school, technology and office products, from March 2022 to December 2022. Ms. Boswell is a *summa cum laude* graduate of Boston University and received her M.B.A. from Yale University. Ms. Boswell's nomination is supported by her extensive beauty and personal care leadership roles at global companies, her expertise in sales, marketing, brand-building and business development and strategy, and her experience serving on several other public company boards of directors.



Age: 53
Director since: 2023

Lucy Brady   INDEPENDENT DIRECTOR

Experience

Ms. Brady is president, grocery & snacks at Conagra Brands, Inc. ("Conagra"), a publicly traded leading branded food company, and has served in such role since June 2022. As president, grocery & snacks, Ms. Brady leads the ongoing modernization and growth of Conagra's $5 billion grocery and snacks portfolio. Prior to joining Conagra, she served as senior vice president and chief digital customer engagement officer of McDonald's Corporation ("McDonald's") from 2020 through 2022 overseeing some of its most significant growth drivers, including delivery, loyalty, digital ordering and pickup and personalized communications. Ms. Brady joined McDonald's as senior vice president of corporate strategy, business development and innovation in September 2016 after previously serving as a managing director and senior partner at The Boston Consulting Group. Ms. Brady's nomination is supported by her omnichannel retail and consumer products experience, her executive leadership and corporate strategy experience and her expertise in global digital strategy and customer loyalty and engagement.



Age: 58

Director since: 2021

Committees:

- Audit Committee
- Human Capital & Compensation Committee

Francis A. Hondal

INDEPENDENT DIRECTOR

Experience

Ms. Hondal retired as president of loyalty and engagement at Mastercard Inc. (“Mastercard”), a global technology company in the payments industry, in 2022 after serving in that position since 2018. She was also a member of Mastercard’s management committee. In that role, Ms. Hondal led the expansion of consumer benefits, performance-based and personalized marketing services, loyalty and rewards programs and data and technology services for enterprises worldwide ranging from financial institutions, retail and commerce, hospitality and fintechs. From 2015 to 2018, Ms. Hondal served as global executive leader for consumer credit products, loyalty services, marketing and digital services at Mastercard and was responsible for innovative new product development, strategic partnerships and data services via direct and partners’ marketing channels. From 2011 to 2015, she was executive vice president of products, marketing and advisors at Mastercard within its Latin American region. Ms. Hondal also spent 17 years at the American Express Company in global and regional general management, marketing and finance roles within its consumer services division. Since September 2020, Ms. Hondal has served as a director of Equitable Holdings, Inc., a financial services holding company composed of two principal franchises, Equitable and AllianceBernstein. She also serves on the board of the Florida International University Foundation. She previously served as a board observer for Flybits, a Canadian contextual marketing fintech. Ms. Hondal’s nomination is supported by her extensive consumer marketing, finance, loyalty and international general management experience.



Age: 60

Director since: 2023

Thomas J. Kuhn

INDEPENDENT DIRECTOR

Experience

Mr. Kuhn has been managing member of Doorbrook LLC (“Doorbrook”), a private advisory and investment firm, since July 2022. Prior to Doorbrook, Mr. Kuhn was senior advisor and special counsel at Oscar Health, Inc., which he joined in 2021 following his employment at the law firm of Covington & Burling LLP from 2017 to 2021. From 2000 through 2014, Mr. Kuhn was a managing director at investment banking firm Allen & Company, LLC. Prior to joining Allen & Company, he was the senior vice president and general counsel of USA Networks, Inc. (a predecessor to IAC Inc.). Mr. Kuhn previously served as a director of ILG, Inc., a Miami-based provider of professionally delivered vacation experiences, from August 2008 through the acquisition of ILG by Marriott Vacations Worldwide in September 2018. Mr. Kuhn’s nomination is supported by his extensive financial, legal and corporate governance experience, including with consumer companies.



Age: 47
Director since: 2021
Committees:
- Human Capital & Compensation Committee
- Nominating & Governance Committee

Danielle M. Lee   INDEPENDENT DIRECTOR

Experience
Ms. Lee is president, Warner Music artist and fan experiences at Warner Music Group Corp. ("Warner Music"), a publicly traded music entertainment company, since June 2021, where she leads an in-house creative agency for the Warner Recorded Music roster as well as for third-party musical artists. Prior to joining Warner Music, Ms. Lee was the chief fan officer for the National Basketball Association (the "NBA") from March 2020 through May 2021, where she oversaw brand, creative and multiplatform fan marketing globally and was charged with elevating brand perceptions, cultural connection and fan engagement. Prior to joining the NBA in 2020, Ms. Lee served for four years as global vice president, partner solutions at Spotify Technology S.A., where she was responsible for developing go-to-market strategy and growing global revenue across music, podcasts and high-impact digital experiences. Prior to Spotify, Ms. Lee served as global vice president, commercial marketing at Vevo LLC. She also spent seven years at AT&T Inc. and served as vice president of product marketing and innovation for AT&T AdWorks after beginning her career at Showtime Networks Inc. Ms. Lee's nomination is supported by her extensive experience and involvement in brand-building, product innovation and strategic marketing across technology, media and entertainment.



Age: 76
Director since: 2012
Committees:
- Audit Committee
- Executive Committee
- Human Capital & Compensation Committee (Chair)

Michael G. Morris   INDEPENDENT DIRECTOR

Experience
Mr. Morris served as the chairman of the board of American Electric Power Company, Inc. ("AEP"), one of the largest electric utilities in the United States, from 2012 to April 2014. From January 2004 until November 2011, Mr. Morris served as the president, chief executive officer and chairman of AEP. From 1997 until 2003, he served as the president, chairman and chief executive officer of Northeast Utilities, the largest electric utility in New England. Mr. Morris served as a director of Spectra Energy Corp., one of North America's leading natural gas infrastructure companies, from 2013 through its acquisition by Enbridge Inc. in 2017. Mr. Morris also served on the board of directors of the general partner of Spectra Energy Partners, LP, a master limited partnership engaged in the transmission, storage and gathering of natural gas, and the transportation and storage of crude oil, from 2017 until its acquisition by Enbridge Inc. in 2018. From 2018 to 2019, Mr. Morris served as a director of PHL Group, Inc., a private provider of energy-focused construction and related services. Mr. Morris served as a director of Alcoa Inc., a producer of aluminum, from 2008 to 2016, until Alcoa Inc.'s separation into two standalone, publicly traded companies, Alcoa Corporation ("Alcoa") and Arconic Inc., and thereafter as the chairman of the board of directors of Alcoa, a producer of bauxite, alumina and aluminum, until his retirement from Alcoa's board in May 2021. Mr. Morris also served as a director of The Hartford Financial Services Group, Inc., an investment and insurance company, from 2004 until his retirement in May 2022. Mr. Morris's nomination is supported by his broad business and executive leadership experience, his management expertise and his service on several other public company boards of directors.



Age: 69

Director since: 2019

Committees:
- Executive Committee (Chair)

Sarah E. Nash

CHAIR OF THE BOARD

Experience

Ms. Nash is the independent, non-executive Chair of the Company's Board of Directors. Ms. Nash served as Interim Chief Executive Officer of the Company from May 2022 through November 2022, and as Executive Chair of the Board from February 2022 to January 2023, following Andrew Meslow's resignation as Chief Executive Officer of the Company on May 12, 2022, for health reasons. Prior to February 22, 2022, Ms. Nash served as the independent Board Chair beginning in May 2020, and joined the Board in May 2019. Ms. Nash is also the chief executive officer and owner of Novagard Solutions, an innovator and manufacturer of silicone sealants and coatings and hybrid and foam solutions for the building systems, electronics, EV and battery and industrial and transportation markets. Ms. Nash spent nearly 30 years in investment banking at JPMorgan Chase & Co. (and predecessor companies), a financial services firm, retiring as vice chairman of global investment banking in July 2005. She served on the boards of directors of Knoll, Inc., a designer and manufacturer of lifestyle and workplace furnishings, textiles and fine leathers, from 2006 through its acquisition by Herman Miller, Inc. in 2021, and privately held Irving Oil Company through March 2022, and served as a member of the National Board of the Smithsonian Institution through 2022. Ms. Nash currently serves on the boards of directors of Blackbaud, Inc., a publicly traded software company providing technology solutions for the not-for-profit industry, and privately held HBD Industries, Inc., a manufacturer and supplier of general purpose and application-engineered industrial products. Ms. Nash is trustee of the NewYork-Presbyterian Hospital, a member of the Smithsonian Tropical Research Institute and the chair of the International Advisory Board of the Montreal Museum of Fine Arts. Ms. Nash holds a B.A. in political science from Vassar College. Ms. Nash's nomination is supported by her extensive experience in capital markets, strategic transactions, operations, corporate governance and nonprofit organizations.



Age: 48

Director since: 2022

Committees:
- Audit Committee
- Nominating & Governance Committee

Juan Rajlin

INDEPENDENT DIRECTOR

Experience

Mr. Rajlin, born in Argentina, has served as the treasurer of Alphabet Inc. ("Alphabet"), a multinational technology company, and its subsidiary Google LLC ("Google") since October 2018. In Mr. Rajlin's role with Alphabet, he oversees over $100 billion of investments, corporate finance policy and financial risk management. He is also a key executive overseeing Google's sustainability strategy and diversity, equity and inclusion work. Prior to joining Alphabet, Mr. Rajlin served as corporate treasurer and chief risk officer from February 2013 through September 2017 and as chief financial officer, products and services from October 2017 through September 2018, in each case at Mastercard, and held various roles with increasing levels of responsibility with General Motors Company before joining Mastercard. Mr. Rajlin holds a B.S., Economics from Universidad Torcuato Di Tella in Argentina and an M.B.A. from Columbia University. Mr. Rajlin's nomination is supported by his extensive finance and risk management experience, his experience with financial and capital allocation matters, consumer-driven technologies and ESG matters and his deep international experience and perspective.



Stephen D. Steinour

INDEPENDENT DIRECTOR

Age: 64

Director since: 2014

Committees:
- Audit Committee (Chair)
- Executive Committee

Experience

Mr. Steinour has been the chairman, president and chief executive officer of Huntington Bancshares Incorporated, a publicly traded bank holding company, since 2009. Mr. Steinour served as Interim Lead Independent Director on the Company's Board of Directors from March 2022 to January 2023. From 2008 to 2009, Mr. Steinour was a managing partner in CrossHarbor Capital Partners, LLC, a recognized leading manager of alternative investments. Mr. Steinour was with Citizens Financial Group from 1992 to 2008, where he served in various executive roles, including president from 2005 to 2007 and chief executive officer from 2007 to 2008. Mr. Steinour also serves as a supervisory board member of The Clearing House, a real-time payments platform. He previously served as a trustee of Liberty Property Trust, a real estate investment trust, from 2010 to 2014, as a director of the Federal Reserve Bank of Cleveland, from 2017 to 2019, and as a director of Exelon Corporation, a utility services holding company, from 2007 to 2020. Mr. Steinour's nomination is supported by his extensive executive experience, financial expertise and service on several boards of directors.



J.K. Symancyk

INDEPENDENT DIRECTOR

Age: 51

Director since: 2021

Committees:
- Audit Committee
- Nominating & Governance Committee

Experience

Mr. Symancyk has served as president and chief executive officer and a director of PetSmart LLC, a large specialty pet retailer, since June 2018. From 2015 to June 2018, Mr. Symancyk was the chief executive officer of Academy Sports and Outdoors, Inc., a sporting goods and outdoor recreation retailer ("Academy Sports"). Mr. Symancyk has over 25 years of industry experience managing complex retail organizations, including with roles of increasing responsibility with each of Academy Sports, Meijer and Walmart Stores. Mr. Symancyk also served on the board of directors of Chewy, Inc., an online retailer for pet products, supplies and prescriptions, from April 2019 through July 2021, and GameStop Corp. from March 2020 to June 2021. Mr. Symancyk's nomination is supported by his executive experience, including as a leading retail chief executive officer, his financial and operational experience, and his deep understanding of the retail industry.



Steven E. Voskuil

INDEPENDENT DIRECTOR

Age: 54
Director since: 2023

Experience

Mr. Voskuil has served as senior vice president and chief financial officer of The Hershey Company ("Hershey") since 2019 and is responsible for leading Hershey's global finance organization, including financial planning and analysis, accounting and reporting, tax, treasury, internal audit and investor relations. Prior to joining Hershey, he served as senior vice president and chief financial officer of Avanos Medical, Inc. (previously Halyard Health, Inc.) ("Avanos"), a global medical device company serving healthcare needs in more than 90 countries, after he led Avanos' successful spin-off from Kimberly-Clark Corporation in 2014. Prior to Avanos, he worked for 23 years at Kimberly-Clark Corporation, including serving as chief financial officer of Kimberly-Clark International and vice president and treasurer of Kimberly-Clark Corporation. Mr. Voskuil's nomination is supported by his extensive financial (including capital allocation) and executive experience, including as chief financial officer of a Fortune 500 company, and his international business experience.

WE RECOMMEND THAT YOU VOTE "FOR" THE ELECTION OF EACH NOMINEE TO OUR BOARD OF DIRECTORS.

Board Refreshment and Selection of Director Nominees

The Company believes that an effective Board consists of individuals who possess a variety of complementary skills, a range of tenures and a diversity of perspectives. We assess and implement our Board succession plan with this in mind. The Nominating & Governance Committee and the Board consider the performance, contributions, skills and experience of our Board members in the broader context of the Board's overall composition, with a view toward constituting a Board that has the integrity, judgment, skill set, experience and other characteristics to oversee the broad set of challenges that the Company faces and evaluate management on executing the Company's strategy.

The Board believes in the necessity of ongoing Board refreshment, rigorous self-evaluation, diversity and succession planning. We regularly engage with our stockholders and other stakeholders on Board refreshment. The Board has in place a robust process that will allow us to continue to refresh the Board. We want a thoughtful approach to succession planning, and accordingly, the Board seeks to strike a balanced approach that allows the Board to benefit from the right mix of newer directors who bring fresh perspectives and seasoned directors who bring continuity and deep insight into our business and strategies. The Board has diligently pursued refreshment, with more than 75% of the Company's directors having joined the Board since 2019. If all director nominees are elected to serve as directors at the 2023 annual meeting, the average director tenure on our Board will be 2.9 years.

In assessing new individuals to serve as directors and committee members, the Nominating & Governance Committee takes into account the qualifications of existing directors for continuing service or re-nomination, which may be affected by, among other things, the quality of their contributions, their attendance records, changes in their primary employment or other business affiliations, the number of boards of publicly held companies on which they serve or other competing demands on their time and attention. While the Board has not established any specific minimum qualifications for director nominees, as indicated in the Company's corporate governance principles, the directors and any potential nominees should possess the integrity, judgment, skills, experience and other characteristics that are deemed necessary or desirable for the effective performance of the Board's oversight function. Certain of the skills, qualifications and particular areas of expertise considered with respect to the members of the Board are summarized under the heading "Election of Directors—The Board's 2023 Director Nominees" and in the director biographies found on pages 17 through 23 of this proxy statement. The Company's corporate governance principles provide that the Board will be composed of members of diverse backgrounds and, in January 2022, the Board amended the charter of the Nominating & Governance Committee to include a commitment to have at least 50% of the Board be diverse and to provide that the initial pool of candidates for any Board vacancy shall consist of at least one woman and one person of color. The Nominating & Governance Committee considers the diversity of experience, background and expertise of the current directors and areas where new directors might add additional perspectives as factors in the selection of Board nominees. If all 13 director nominees are elected to serve as our directors, six of our directors will be women (including our Board Chair and the Chair of our Nominating & Governance Committee), four of our directors will be people of color and one of our directors will be a member of the LGBTQIA+ community.

The Nominating & Governance Committee does not have a formal policy on the consideration of director candidates recommended by stockholders. The Board believes that it is more appropriate to provide the Nominating & Governance Committee flexibility in evaluating stockholder recommendations. In the event that a director nominee is recommended by a stockholder, the Nominating & Governance Committee will give due consideration to the director nominee and will use the same criteria used for evaluating individuals nominated by the Board, in addition to considering the information relating to the director nominee provided by the stockholder.

During 2022, the Company engaged a search firm to assist the Nominating & Governance Committee in identifying and evaluating potential directors, and the search culminated in, based on the recommendations of the Nominating & Governance Committee, the Board's appointments of Alessandro Bogliolo and Juan Rajlin as new independent directors effective on March 28, 2022. Most recently, following engagement with the Company's stockholders and an interview and vetting process led by the Nominating & Governance Committee, the Board appointed Lucy Brady, Steven Voskuil and Thomas Kuhn as new independent directors effective on February 12, 2023, February 21, 2023, and March 10, 2023, respectively. As previously disclosed, Ms. Brady and Mr. Kuhn were appointed to the Board following the recommendation of Third Point LLC. These new independent directors possess deep experience in omnichannel retail, consumer products, international expansion, corporate strategy, legal and corporate governance, as well as robust financial and capital allocation expertise to further reinforce the Board's already strong foundation in these areas. In addition, following the conclusion of the Board's comprehensive search process to identify the Company's permanent Chief Executive Officer as described on page 33 of this proxy statement, effective upon Ms. Boswell's appointment as Chief Executive Officer on December 1, 2022, Ms. Boswell was also appointed as a member of the Board.

Ratification of the Appointment of Independent Registered Public Accountants
(Item 2 on the Proxy Card)

The Audit Committee has appointed Ernst & Young LLP to serve as the Company's independent registered public accountants for the fiscal year ending February 3, 2024. Ernst & Young LLP has been retained as the Company's independent registered public accountants continuously since 2003.

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accountants. The Audit Committee is also responsible for approving the fees associated with the Company's retention of Ernst & Young LLP. In accordance with the Commission's rules, Ernst & Young LLP's lead engagement partner rotates every five years. The Audit Committee is directly involved in the selection of Ernst & Young LLP's lead engagement partner. In addition, the Audit Committee evaluates Ernst & Young LLP's qualifications, performance and independence and presents its conclusions on these matters to the Board on at least an annual basis, and annually considers whether to continue its engagement of Ernst & Young LLP.

The members of the Audit Committee and the Board believe that the continued retention of Ernst & Young LLP to serve as the Company's independent registered public accountants is in the best interests of the Company and its stockholders. We are asking you to ratify Ernst & Young LLP's appointment, although your ratification is not required. A representative of Ernst & Young LLP will be present at the meeting, will have the opportunity to make a statement and will be available to respond to appropriate questions.

Additional information concerning the Company's engagement of Ernst & Young LLP is included under the heading "Independent Registered Public Accountants' Fees" below.

WE RECOMMEND THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS.

Report of the Audit Committee

As provided in our written charter, the Audit Committee is instrumental in the Board's fulfillment of its oversight responsibilities relating to (i) the integrity of the Company's financial statements and internal controls, (ii) the Company's compliance with legal and regulatory requirements, (iii) the qualifications, independence and performance of the Company's independent auditors and (iv) the performance of the Company's internal audit function.

It is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles ("GAAP"). This is the responsibility of management and the independent auditors. Furthermore, while we are responsible for reviewing the Company's policies and practices with respect to risk assessment and management, it is the responsibility of the Chief Executive Officer and senior management to determine the appropriate level of the Company's exposure to risk.

We have reviewed and discussed the Company's audited financial statements as of and for the year ended January 28, 2023, and met with both management and the Company's independent auditors to discuss the financial statements. Management has represented to us that the financial statements were prepared in accordance with GAAP. We have reviewed with the internal auditors and independent auditors the overall scope and plans for their respective audits. We also met with the internal auditors and independent auditors, with and without management present, to discuss the results of their examinations and their evaluations of the Company's internal controls.

We have also discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the Commission. The Company's independent auditors also provided to us the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent auditor's communications with the audit committee concerning independence, and we discussed with the independent auditors their independence from the Company. We considered whether the provision of non-audit services by the independent auditors to the Company is compatible with maintaining their independence.

Based on the reviews and discussions summarized in this Report, and subject to the limitations on our role and responsibilities, certain of which are referred to above and in the Audit Committee charter, we recommended to the Board that the Company's audited financial statements be included in the Company's 2022 10-K for filing with the Commission.

We have appointed Ernst & Young LLP as the Company's independent registered public accountants.

Audit Committee

Stephen Steinour, Chair
Francis Hondal
Michael Morris
Juan Rajlin
J.K. Symancyk

Independent Registered Public Accountants' Fees

During fiscal 2022, Ernst & Young LLP served as the Company's independent registered public accountants and in that capacity rendered an opinion on our consolidated financial statements as of and for the fiscal year ended January 28, 2023. The Audit Committee has selected Ernst & Young LLP as the Company's independent registered public accountants for fiscal 2023.

Audit and Other Fees

The following table presents fees billed or expected to be billed for services rendered by Ernst & Young LLP for fiscal 2022 and 2021 (amounts in thousands):

	FISCAL 2022 ($)	FISCAL 2021 ($)
Audit Fees	3,548	6,364
Audit-related Fees	295	227
Tax Fees	63	327
All Other Fees	0	0
Total Fees	3,906	6,918

"**Audit Fees**" consist of fees for professional services rendered by Ernst & Young LLP in connection with the audit of our consolidated financial statements and reviews of our unaudited consolidated interim financial statements, as well as fees for services that generally only the independent auditor can reasonably be expected to provide, including comfort letters and consultations regarding financial accounting and/or reporting standards. These amounts also include fees for services rendered in connection with the audit of our internal control over financial reporting, fees for services rendered in connection with statutory audits of our international subsidiaries' financial statements and, for fiscal 2021 only, fees for audit services in connection with the separation of Victoria's Secret & Co.

"**Audit-related Fees**" consist of assurance and related services that are traditionally performed by the independent auditor and include audits of employee benefit plans, agreed upon procedures and other attest engagements not required by statute or regulation.

"**Tax Fees**" consist of tax compliance and advisory services.

Pre-approval Policies and Procedures

Our Audit Committee is required to pre-approve the audit and non-audit services performed by Ernst & Young LLP in order to ensure that these services do not impair Ernst & Young LLP's independence from us. We maintain an auditor independence policy that, among other things, mandates that our Audit Committee annually pre-approves all audit and permitted non-audit services expected to be performed each year by Ernst & Young LLP and the related fees. This policy also mandates that we may not enter into engagements with Ernst & Young LLP for other permissible non-audit services without the express pre-approval of the Audit Committee. In accordance with this policy, the Audit Committee pre-approved all services performed by Ernst & Young LLP in fiscal 2022 and 2021.

Information About Our Executive Officers

Set forth below is the name, age (as of April 18, 2023) and certain information regarding each of our executive officers, other than Ms. Boswell, whose biographical information is presented above under the heading "Election of Directors—The Board's 2023 Director Nominees."



Age: 52

Wendy Arlin   CHIEF FINANCIAL OFFICER

Ms. Arlin assumed the role of Chief Financial Officer in August 2021. Prior to being promoted to this role, she served as the Company's Senior Vice President, Finance and Corporate Controller where she led corporate finance, financial reporting and accounting, real estate and store design finance, and financial shared services, including inventory control, accounts payable, payroll, and banking and cash management. Prior to joining the Company in 2005, Ms. Arlin spent 12 years at KPMG LLP in the audit practice and ultimately held the position of partner in charge of the central Ohio consumer and industrial/information, communications and entertainment businesses practices. Ms. Arlin earned a bachelor's degree in international relations from Stanford University. On April 6, 2023, the Company announced that Ms. Arlin will cease to serve as Chief Financial Officer effective July 29, 2023, or such earlier date on which her successor commences employment with the Company. See "Compensation-related Matters—Compensation Discussion and Analysis—Leadership Transition—Chief Financial Officer Transition" below for additional information.



Age: 56

Tom Mazurek   CHIEF SUPPLY CHAIN OFFICER

Mr. Mazurek was appointed Chief Supply Chain Officer in May 2022. He has more than three decades of experience in product development, production and manufacturing and leads teams responsible for collaborating with merchants and the design function to bring products to life. He also manages all commercial product development including R&D and engineering, in addition to all manufacturing and sourcing across a diverse global base of supply, and leads the Company's enterprise ESG strategies and initiatives. Mr. Mazurek joined the Company in 2000. Throughout his tenure, he has taken on progressively larger roles and initiatives at the Company, including being a key contributor to Beauty Park, a business park that includes several key Company vendors within close proximity to the Company's Columbus, Ohio distribution centers and headquarters. Earlier in his career, Mr. Mazurek worked in operational roles with Hasbro and Mattel. He earned his undergraduate degree from Fordham University in New York City and received an M.B.A. from the University at Buffalo.



Age: 56

Deon Riley

CHIEF HUMAN RESOURCES OFFICER

Ms. Riley joined the Company as Chief Human Resources Officer in December 2020. She has responsibility for all human resources practices, including talent acquisition; engagement and retention; organizational development; diversity, equity and inclusion; total rewards; and systems and policy compliance. Ms. Riley is a strategic HR business partner with a well-honed depth and breadth of experience in large, growth-focused, merchant- and brand-driven organizations across the consumer goods, retail and manufacturing sectors. Prior to joining the Company, she served as group senior vice president of human resources, culture, diversity and inclusion at Ross Stores where she spent eight years. She started her career in sales at United Technologies Corporation, before growing her human resources career at PepsiCo and Abercrombie & Fitch. Ms. Riley earned her undergraduate degree from Wellesley College, her M.B.A. from Clark Atlanta University and her doctorate from Nova Southeastern University. She is also a certified executive coach through Columbia University.



Age: 58

Julie Rosen

PRESIDENT, RETAIL

Ms. Rosen joined the Company as its President in September 2020. She has oversight over all channels, including stores, e-commerce and international; all product functions, including merchandising, design, planning and allocation; store design; and new business opportunities. Ms. Rosen joined Ann Inc., part of the Ascena Retail Group, in February 2017 and served as president with responsibility for Loft, Loft Outlet, Ann Taylor, Ann Taylor Factory and Lou & Grey from June 2018 through September 2020. Ms. Rosen has a deep merchant background and a breadth of leadership experience across merchandising, design, planning, production, marketing and stores. She began her career at Banana Republic and took on progressively larger roles within the merchant team for the brand and Gap. After running her own consulting firm with clients that included Nike, Theory and Bare Escentuals, she returned to Banana Republic as executive vice president for North America, with responsibility for a $2 billion book of business and the global product assortment. Ms. Rosen is a graduate of the University of Michigan.



Age: 56

Michael Wu

CHIEF LEGAL OFFICER AND CORPORATE SECRETARY

Mr. Wu serves as Chief Legal Officer and Corporate Secretary having joined the business in May 2021. He oversees the Company's legal, ethics and compliance, regulatory compliance and trade compliance teams. Mr. Wu is a four-time public company general counsel and corporate secretary with nearly 30 years of experience in growth companies and retail. He has deep expertise in corporate governance, corporate social responsibility, compliance and risk management, as well as in securities, mergers and acquisitions and international expansion. Prior to joining the Company, Mr. Wu served as chief legal officer and corporate secretary for Madewell, a division of J. Crew, from 2019 to 2021, where he drove the company's preparation for an initial public offering and spin-off. He served as general counsel at Carter's, a leading children's apparel brand, from 2014 to 2019; Rosetta Stone, an education technology software company, from 2006 to 2014; and Teleglobe, an international telecommunications company, from 2003 to 2006. Mr. Wu earned his undergraduate degree from Emory University and his juris doctorate degree from the University of Virginia School of Law.

Advisory Vote to Approve Named Executive Officer Compensation
(Item 3 on the Proxy Card)

Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires us to provide an advisory stockholder vote to approve the compensation of the Company's named executive officers ("NEOs"), as such compensation is disclosed pursuant to the disclosure rules of the Commission. After the Company's 2017 annual meeting, the Board determined to hold this advisory "say-on-pay" vote every year. Accordingly, the Company is providing its stockholders with the opportunity to cast an advisory vote on the fiscal 2022 compensation of our NEOs as disclosed in this proxy statement, including the Compensation Discussion and Analysis (the "CD&A"), the compensation tables and other related narrative disclosures. Following the 2023 annual meeting of stockholders, we expect to conduct the next advisory vote at the Company's 2024 annual meeting of stockholders subject to our review of the results of voting on the Advisory Vote on the Frequency of Future Advisory Votes on Named Executive Officer Compensation (Item 4 on the Proxy Card).

Stockholders are being asked to vote on the following resolution:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and other related narrative disclosures)."

Although the advisory stockholder vote on executive compensation is non-binding, the HCC Committee has considered and will continue to consider the outcome of the vote and feedback received from stockholders when making future compensation decisions for NEOs. In 2022, 95.7% of the shares voting on the proposal voted in favor of our executive compensation program.

Please refer to the CD&A for a detailed discussion of the Company's executive compensation principles and practices and the fiscal 2022 compensation of our NEOs.

THERE IS ALIGNMENT BETWEEN OUR PERFORMANCE, OUR STOCKHOLDERS' INTERESTS AND OUR NEOS' PAY; THEREFORE, WE RECOMMEND THAT YOU VOTE "FOR" THIS PROPOSAL.

Advisory Vote on the Frequency of Future Advisory Votes on Named Executive Officer Compensation
(Item 4 on the Proxy Card)

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") requires us to provide an advisory stockholder vote with respect to how often to present the advisory stockholder vote to approve the compensation of the Company's NEOs (i.e., how often to present a proposal similar to the Advisory Vote to Approve Named Executive Officer Compensation (Item 3 on the Proxy Card)) at least every six years. We must solicit your advisory vote on whether to have the say-on-pay vote every 1, 2 or 3 years.

Accordingly, since our last advisory vote on the frequency of future advisory say-on-pay votes occurred in 2017 (when our Board recommended, and our stockholders approved, holding an annual say-on-pay vote), the Company is providing its stockholders with the opportunity to cast an advisory vote as to the appropriate frequency for the say-on-pay vote in 2023. Stockholders may vote as to whether the say-on-pay vote should occur every 1, 2 or 3 years, or may abstain from voting on the matter.

The Company values the opinion of its stockholders and believes that an annual say-on-pay vote will best reinforce the Company's desire to communicate with its stockholders by allowing the Company's stockholders to regularly express a view on the Company's compensation policies and practices.

Although, as an advisory vote, this proposal is not binding upon the Company or the Board, the HCC Committee, which is composed solely of independent directors and is responsible for making decisions regarding the amount and form of compensation paid to the Company's executive officers, will carefully consider the stockholder vote on this matter, along with all other expressions of stockholder views received on this matter. We expect the next say-on-pay frequency vote will occur at the 2029 annual meeting of stockholders.

WE RECOMMEND THAT YOU VOTE FOR "1 YEAR" FOR THE FREQUENCY OF FUTURE ADVISORY SAY-ON-PAY VOTES.

Compensation-related Matters

Compensation Discussion and Analysis

Executive Summary

We are a leading global omnichannel consumer products company focused on personal care and home fragrance. As one of the premier fragrance companies in the world, we deliver customers their favorite fragrances in multiple forms and categories with industry-leading speed and innovation that power our deep customer connections. Our highly differentiated business model, including our predominantly domestic supply chain, and strong relationships with our vendor partners and fragrance houses, enable us to continually deliver newness and meet the demands of our omnichannel customers and changing macro trends with speed and agility. Bath & Body Works is a world-class brand with a passionate and loyal customer base, of which approximately 36 million have joined our loyalty program. With top brand awareness in our industry, a loyal customer base and a history of superior growth, we believe we are well-positioned to further enhance our omnichannel model, profitably grow our business in North America and globally and create superior long-term value for our shareholders.

We delivered strong financial results in fiscal 2022, our first full year as a standalone Company. Following the separation of Bath & Body Works and Victoria's Secret & Co. in August 2021, we built on the past two years of extraordinary growth, performing significantly above pre-pandemic levels, which we believe indicates a solid growth opportunity moving forward.

Our short-term incentive program payout aligns with our financial and strategic performance. Consistent with our performance results during the Spring season that fell below rigorous performance thresholds, our NEOs received no short-term incentive program payout for the Spring season. The short-term incentive program for the Fall season paid out above target for NEOs who continued through the fiscal year, reflective of the strong bottom-line performance results for the Fall season, driven by the leadership team's focus on innovation and newness, optimization and vertical integration of the supply chain to chase into products with strong customer demand, as well as aggressive cost control and improvement in overall efficiencies.

A substantial portion of the long-term equity incentives granted to NEOs in fiscal 2022 was performance-based. Performance share units ("PSUs") can be realized only if our NEOs meet challenging performance requirements, including rigorous performance metrics that provide incentive for a balance of growth and profitability, support the strategic direction of the Company and ensure alignment with the interests of our stockholders.

We successfully completed the Chief Executive Officer transition at the end of 2022. Ms. Boswell brings more than 30 years of experience, including beauty and personal care leadership roles at global companies. Her hiring incentives are aligned with the arrangements common in the highly competitive market for top talent and were designed to incent her to accept the offer with the Company, while creating an immediate alignment with the long-term interests of our stockholders. Her annual target compensation package is competitive and balanced, with a reasonable base salary and a pay mix that emphasizes pay-for-performance.

The HCC Committee focused on retaining key NEOs to ensure continuity and cohesiveness of the leadership team. To help ensure the long-term health of our business and the preservation of stockholder value during the Chief Executive Officer transition, the HCC Committee approved one-time cash and PSU awards for our NEOs that were designed to ensure their continued retention and to have a strong focus on incenting long-term shareholder value creation.

The Board approved a one-time restricted stock unit ("RSU") award to Ms. Nash in recognition of Ms. Nash's unparalleled leadership and support during a transformational period for the Company that culminated in a successful spin-off transaction, positioning the Company as a profitable and growing standalone company. Ms. Nash provided exceptional leadership and support to the Company since assuming the role of Board Chair in May 2020, including leading the Company through multiple Chief Executive Officer transitions, taking decisive actions to control costs, providing critical oversight over, and leading, the successful Shareholder Derivative Settlement (as defined below) and leading the process that culminated in the successful spin-off of Victoria's Secret & Co. From May 14, 2020, when Ms. Nash assumed the role of Board Chair, through March 10, 2022, the grant date for Ms. Nash's RSU award, the Company delivered total shareholder returns of approximately 467% (assuming reinvestment of dividends and adjusted to give effect to the Victoria's Secret & Co. spin-off). The Board believes that Ms. Nash has been, and will continue to be, vital to the Company's successful transformation and that her retention over the next several years is critically important to the interests of our stockholders. In approving the award (which vests in approximately equal annual installments over three years), the Board considered, in consultation with the HCC Committee's independent compensation consultant, one-time grants provided to leaders of companies undergoing strategic transformations or transactions, as well as unique or extenuating circumstances to recognize expansion of responsibilities in transformative periods. The Board also considered the appropriateness of a time-vested award, based on the expectation that Ms. Nash would return to being a non-executive director following her interim service, which re-commenced at the beginning of fiscal 2023. The Board believes that the award was a prudent action to help ensure Ms. Nash's continued retention as well as to provide stability of the Company's leadership team during the transition to a new Chief Executive Officer.

We expect our executive compensation program to normalize in 2023 and remain committed to aligning executive compensation with performance and making decisions that drive our business goals and serve both the short- and long-term interests of our stockholders.

We believe that our corporate governance principles reflect best practices to promote our stockholders' interests:

What We Do

✓ We align our NEO pay with performance and grant incentive awards based on actual results and achievements.

✓ We maintain a robust clawback policy as described under the heading "—Compensation Governance—Recovery of Compensation."

✓ The HCC Committee has engaged an independent compensation consultant that is free of conflicts of interest to advise on compensation-related matters.

✓ We maintain robust stock ownership guidelines for our NEOs and directors. See a description of these guidelines under the headings "—Compensation Governance—Executive Officer Stock Ownership Guidelines" and "Corporate Governance—Fiscal 2022 Director Compensation."

✓ Our equity incentive plan requires a minimum vesting period of at least one year for all awards, subject to certain exceptions.

✓ We use appropriate peer group comparisons when determining compensation.

✓ We mitigate undue business risk in compensation programs and perform an annual compensation risk assessment.

What We Don't Do

✗ No tax gross-ups for NEOs to cover excise taxes under Section 4999 of the Internal Revenue Code (the "Code").

✗ No hedging and short-selling of Company securities under our insider trading policy.

✗ No pledging of Company stock without advance approval by our Chief Legal Officer. None of the Company's stock held by our NEOs or Board members is pledged.

✗ No re-pricing of stock options without stockholder approval.

✗ No single-trigger vesting of non-Board member equity awards upon a change in control.

✗ No payments of dividends on unearned awards.

Fiscal 2022 Financial and Business Overview

Fiscal 2022 was our first full year as a standalone company following the separation of Bath & Body Works and Victoria's Secret & Co. in August 2021. During the year, we built on the past two years of extraordinary growth, performing significantly above pre-pandemic levels. We effectively navigated both a challenging macroeconomic environment, including significant inflationary pressure, which negatively impacted our cost structure and customer spending, as well as a simultaneous leadership transition as our Board conducted a comprehensive search for our new Chief Executive Officer.

The strong momentum that we experienced during the pandemic normalized during fiscal 2022. While our net sales and net income from continuing operations for the year reflect decreases from fiscal 2021 when demand for our products was atypically high due to the COVID-19 pandemic, both net sales and net income from continuing operations remain significantly above pre-pandemic levels (fiscal 2019). We believe that viewing our strong performance on a more normalized basis (by comparing fiscal 2022 and 2019 performance) more accurately reflects the significant growth and long-term health of our business.

We achieved the following financial results during fiscal 2022:

- Net income from continuing operations per diluted share of $3.40 compared to $3.94 in 2021 and $1.65 in 2019.
- Net sales from continuing operations decreased compared to 2021 by $322 million to $7.560 billion, representing a 4% decline from 2021 but a 40% increase from 2019.
- Operating income decreased compared to 2021 by $633 million to $1.376 billion, representing a 32% decline from 2021 but a 32% increase from 2019.
- Adjusted operating income[1] decreased compared to 2021 by $643 million to $1.376 billion.



(1) Adjusted operating income is a non-GAAP financial measure that reflects the Company's operating income excluding certain special items. Attached as Appendix A are reconciliations of the Company's fiscal 2022, 2021, 2020 and 2019 adjusted operating income to the Company's fiscal 2022, 2021, 2020 and 2019 GAAP operating income, as well as other important disclosures regarding non-GAAP financial measures. For fiscal 2022 and fiscal 2019, we did not make any adjustments to operating income; therefore, for fiscal 2022 and fiscal 2019, adjusted operating income is equal to our fiscal 2022 and fiscal 2019 GAAP operating income, respectively.

(2) The Total Shareholder Return chart represents $100 invested in Company stock at the closing price on February 2, 2019, including reinvestment of dividends. Stock prices prior to August 3, 2021, have been adjusted to give effect to the Victoria's Secret & Co. spin-off.

During fiscal 2022, our leadership team was keenly focused on aggressively controlling costs and improving efficiencies while accelerating investments in the business to drive our long-term growth and profitability and enhance stockholder value. Specifically, our leadership team took, among several actions in 2022, the following initiatives to ensure the long-term success of our business:

- Leveraged agility in our unique vertically integrated and predominantly domestic supply chain, effectively managing inventory, responding to customer preferences and chasing our best performing products.
- Successfully launched our loyalty program nationwide, achieving industry-leading speed in customer adoption of the program and approximately 36 million members as of the mailing date of this proxy statement.
- Expanded our buy online-pick up in store ("BOPIS") option to over 800 more Company-operated stores, ending fiscal 2022 with BOPIS capabilities in more than 1,300 stores.
- Completed the construction of our first direct channel fulfillment distribution center, which we expect will provide us with additional capacity for our direct channel and enhanced fulfillment capabilities for our business.
- Accelerated our information technology separation from Victoria's Secret & Co. to support our long-term growth and profitability.

Named Executive Officers

Our success is built on the leadership of our executive team with significant industry experience. Our fiscal 2022 NEOs are as follows:

NAMED EXECUTIVE OFFICER	TITLE
Gina R. Boswell	Chief Executive Officer
Wendy C. Arlin	Chief Financial Officer
Julie B. Rosen	President, Retail
Deon N. Riley	Chief Human Resources Officer
Michael C. Wu	Chief Legal Officer and Corporate Secretary
Sarah E. Nash	Former Executive Chair and Interim Chief Executive Officer
Andrew M. Meslow	Former Chief Executive Officer

Leadership Transition

In February 2022, Mr. Meslow unexpectedly announced that he would be stepping down as our Chief Executive Officer and as a member of our Board due to health reasons, effective as of May 12, 2022. In connection with this announcement and to facilitate a smooth transition while the Board searched for a permanent replacement for Mr. Meslow, the Board appointed Ms. Nash to serve as Executive Chair, effective as of February 22, 2022, and as Interim Chief Executive Officer, effective upon Mr. Meslow's departure.

Ms. Nash played an instrumental role in leading the Company's strategy and delivering robust financial results during this transformational period by controlling costs, improving efficiencies and accelerating investments to drive long-term growth and profitability. In the Company's first full year as a standalone company, Ms. Nash was able to facilitate a smooth Chief Executive Officer transition and provide exceptional leadership, including launching the loyalty program nationwide, strengthening the Company's omnichannel platform with the roll-out of BOPIS capabilities to over 800 additional stores, improving store productivity with the closure of 48 principally mall stores and opening of 95 off-mall North American locations, expanding market share across our three major categories and investing in technology as a standalone infrastructure.

Effective as of December 1, 2022, after a comprehensive search for a seasoned leader to build on and accelerate the Company's position as a global omnichannel home, personal care and fragrance brand, the Board appointed Ms. Boswell as our Chief Executive Officer and a member of the Board. Ms. Boswell has more than 30 years of experience, including beauty and personal care leadership roles at global companies. She brings deep expertise in sales, marketing, brand-building, and business development and strategy, along with strong operational experience and a demonstrated track record of delivering successful business outcomes, both domestically and internationally.

In connection with Ms. Boswell's appointment, Ms. Nash stepped down as Interim Chief Executive Officer on December 1, 2022, but continued to serve as Executive Chair until the end of fiscal 2022. Effective as of January 29, 2023, Ms. Nash transitioned from her role as Executive Chair to become the non-executive Chair of the Board.

Chief Financial Officer Transition

On April 6, 2023, the Company announced that Ms. Arlin will cease serving as Chief Financial Officer effective July 29, 2023, or such earlier date on which her successor commences employment with the Company (the "Transition Date"). The Company has initiated a search to identify the Company's next Chief Financial Officer. If the Transition Date occurs before July 29, 2023, Ms. Arlin is expected to remain a Company associate through July 29, 2023 (the "Separation Date"), and be available to provide transition services in connection with the appointment of a new Chief Financial Officer. Subject to Ms. Arlin's continued employment in good standing through the Separation Date, on such date Ms. Arlin's employment with the Company will be terminated without "cause" and she will become entitled to the payments and benefits applicable on such a termination under the terms of the executive severance agreement and the executive retention agreement between the Company and Ms. Arlin, each dated May 13, 2022, in accordance with and subject to the terms thereof, including the Company's receipt of an effective release of claims against the Company from Ms. Arlin.

Stockholder Advisory Vote and Stockholder Engagement

At our 2022 annual meeting of stockholders, 95.7% of the shares voted were voted in favor of our executive compensation program. As part of our ongoing shareholder engagement program, in fiscal 2022, we met with approximately 55 of our stockholders representing more than 60% of our shares outstanding as of December 31, 2022. The HCC Committee carefully considers this advisory vote and other stockholder feedback and discusses our executive compensation program and the voting results with Willis Towers Watson, the HCC Committee's independent compensation consultant, including when making compensation decisions for our NEOs.

As indicated by the high level of support for our executive compensation program in 2022, the feedback from our stockholders received in our 2022 meetings regarding our executive compensation program and compensation decisions made in 2021 indicated understanding and support for our compensation design outcomes.

The HCC Committee is committed to continued engagement with our stockholders to understand their viewpoints and to discuss and demonstrate the important connection between our executive compensation program and our business strategy, goals and performance.

Executive Compensation Philosophy

Guiding Principles

The HCC Committee oversees an executive compensation program based on the following clear and purposeful guiding principles:

COMPENSATION COMPONENT	OUR PRINCIPLES
Pay Level	• Attract and retain superior leaders in a highly competitive market for talent. • Pay competitively and equitably. • Recognize depth and scope of accountability and complexity of responsibility.
Pay Mix	• Emphasize performance-contingent, long-term equity-based compensation over fixed compensation.
Pay for Performance	• Recognize and reward enterprise and individual performance. • Utilize performance metrics that closely align executives' interests with stockholders' interests. • Require NEOs to own a significant amount of our Common Stock. • Set Spring and Fall season goals that reflect the seasonal nature of our business and incent goal achievement in each season. • Create long-term stockholder value through regular achievement of short-term goals while pursuing our longer-term growth strategy. • Retain and incent high-performers through long-term equity incentive awards.

Connecting Pay and Performance

There are two key elements of our executive compensation program design that connect pay to performance. First, our incentive goals are designed to challenge our NEOs to achieve a high level of performance to earn incentives at target levels. When our NEOs meet and exceed, or fall short of, these goals, we compensate them accordingly. Second, to further connect executive pay to performance and stockholder interests, we employ a pay mix philosophy that places greater emphasis on performance-based incentive compensation over non-performance-based base salary and RSUs.

The following charts illustrate the pay mix philosophy of our normal, ongoing executive compensation program, showing a higher percentage of performance-based incentive compensation. Given our Chief Executive Officer transition in fiscal 2022, and Ms. Boswell's start date of December 1, 2022, we present Ms. Boswell's target pay mix for fiscal 2023, as the compensation paid to individuals serving as our Chief Executive Officer in fiscal 2022 (including for the stub-year period for Ms. Boswell) does not reflect our normal, ongoing executive compensation program. For additional details regarding Ms. Boswell's target compensation for fiscal 2023, see "—Compensation for NEOs—Chief Executive Officer Fiscal 2023 Target Pay" below.



**CEO
2023 Target Pay**

**Average Non-CEO NEO
2022 Target Pay***

Performance-Based
Incentive Compensation

Performance-Based
Incentive Compensation

*Excludes cash and equity retention awards
under the 2022 Retention Program

■ Base Salary
■ Long-Term Time-Vested RSUs
■ Short-Term Performance-Based Incentive Compensation
■ Long-Term Performance-Based Equity Compensation

Compensation Comparison

We review our NEO compensation against publicly available data on executive compensation, including compensation paid by a group of peer companies, to evaluate the competitiveness of our compensation levels, establish an appropriate mix of our NEO compensation elements and ensure we are properly attracting, retaining and incenting highly talented executives who are critical to executing our strategy and business plan.

The HCC Committee selects our peer group used for compensation comparisons (the "Compensation Peer Group") in consultation with the HCC Committee's independent compensation consultant and with consideration for companies considered to be peers by certain proxy advisory firms, to generally include a balanced mix of the following criteria:

- Businesses that are similar in size and scope (using criteria such as total revenue, market capitalization, global footprint, business and/or merchandise focus);
- Retailers that compete with us for executive talent; and
- Companies with similar talent and business model characteristics.

We review our peer group annually and, in 2022, removed Big Lots, Inc. and Revlon Inc. and added Signet Jewelers Limited. These changes were made to recalibrate the peer group with companies that more closely align with our business model and merchandise focus. Following this review, our Compensation Peer Group consisted of the following companies for fiscal 2022:

Abercrombie & Fitch Co.	Gap Inc.	The Estée Lauder Companies Inc.
American Eagle Outfitters, Inc.	lululemon athletica inc.	Tractor Supply Company
Burlington Stores, Inc.	Newell Brands Inc.	Ulta Beauty, Inc.
Coty Inc.	Ralph Lauren Corporation	Victoria's Secret & Co.
DICK'S Sporting Goods, Inc.	Sally Beauty Holdings, Inc.	Williams-Sonoma, Inc.
Foot Locker, Inc.	Signet Jewelers Limited	

We do not specifically set our NEOs' compensation against our Compensation Peer Group. Instead, we consider peer group comparisons provided by Willis Towers Watson as one of several factors in applying our pay philosophy and setting the pay of our NEOs. The peer group used to evaluate performance under our PSUs (the "Performance Peer Group") granted to our NEOs in the first half of fiscal 2022, including the Retention PSU Awards (as defined under the heading "—Compensation for NEOs— Compensation Components—2022 Retention Program" below), reflects the Compensation Peer Group before the changes noted above. A description of the Performance Peer Group is included under the heading "—Compensation for NEOs—Compensation Components—Long-Term Equity Compensation—Performance Share Units."

Compensation for NEOs

Compensation Setting Process

The HCC Committee makes all decisions regarding Chief Executive Officer compensation with advisory input from Willis Towers Watson. Our Chief Executive Officer recommends, and the HCC Committee approves, compensation for the other NEOs, including all grants of stock awards to our NEOs. In making compensation decisions for our NEOs, the HCC Committee takes into consideration input, recommendations and market-based analyses provided by both management and Willis Towers Watson. Target compensation for the NEOs is reviewed annually and is designed to reward historical performance, incent future performance and be competitive with the external market for talent.

Compensation Components

The three principal elements of our executive compensation programs are base salary, short-term performance-based incentive compensation and long-term equity incentive compensation. Each NEO's base salary is set considering multiple factors described below. For fiscal 2022, all of our NEOs (other than Mses. Boswell and Nash with respect to our long-term equity incentive compensation program for the reasons discussed below) participated in the same short-term performance-based incentive compensation program and long-term equity incentive compensation program. The Company also provides our NEOs with health and welfare benefits, retirement benefits and a limited set of perquisites. Additional information about each of these compensation components is provided below.

Base Salary

The following factors are considered in determining any base salary adjustments for our NEOs:

- Scope and responsibility of the NEOs' positions;
- Achievement of seasonal and annual business goals;
- Level of overall compensation paid by competitors for comparable positions;
- Recruitment, retention and development of leadership talent; and
- The appropriate balancing of our NEOs' base salaries against their incentive compensation.

Based on these factors, our NEOs' base salaries were adjusted during fiscal 2022 as follows:

NAMED EXECUTIVE OFFICER[1]	2021 BASE SALARY ($)	2022 BASE SALARY ($)	% INCREASE
Ms . Boswell	N/A	1,500,000	N/A
Ms . Arlin	750,000	800,000	6.7%
Ms . Rosen	870,000	1,000,000	14.9%
Ms . Riley	760,000	800,000	5.3%
Mr. Wu	675,000	725,000	7.4%

(1) In fiscal 2022, Mr. Meslow's annual base salary for 2022 was $1,350,000, which was unchanged from fiscal 2021. Upon stepping in as an interim executive officer, Ms. Nash received an annual base salary of $1,000,000 while she served as Executive Chair from February 22, 2022, through May 11, 2022. Upon assuming the role of Interim Chief Executive Officer, her annual base salary increased to $1,350,000.

Ms. Arlin's base salary increase recognizes her expanded scope of responsibility following the leadership realignment, including the additions of information technology and real estate oversight responsibilities. Ms. Rosen's base salary increase was also made in recognition of the significant expansion of her responsibilities, including additional oversight over stores, digital, e-commerce, international, planning and operations and store design and construction. Ms. Riley's increase recognizes the criticality of her focus on culture and associate engagement during this time of leadership transition, along with her ongoing support for the Company's diversity, equity and inclusion initiatives. Mr. Wu's increase recognizes the importance of his focus on corporate governance, structure and compliance during the formative stage of the Company being established as a standalone public company and leading, along with Ms. Riley, the implementation of measures agreed to as part of the settlement resolving all stockholder derivative lawsuits filed in 2020 and 2021 in the United States District Court for the Southern District of Ohio and the Delaware Court of Chancery, respectively, alleging, among other things, breaches of fiduciary duty through asserted violations of law and failures to monitor workplace conduct (the "Shareholder Derivative Settlement").

Short-term Performance-based Incentive Compensation

Short-term performance-based incentive compensation, if earned, is paid in cash pursuant to the Company's 2015 Cash Incentive Compensation Performance Plan (as amended, the "2015 ICPP"). This compensation component focuses on achievement of six-month goals, reflecting our two selling seasons: Spring (the first and second quarters) and Fall (the third and fourth quarters). The Fall season, which includes holiday sales, is weighted more heavily at 60% because of its importance to our profitability. The use of two six-month performance periods in our plan design reflects our belief that achievement of our short-term goals season after season creates long-term value for our stockholders.

The pre-established, objective financial goal for the Spring and Fall seasons of fiscal 2022 was the Company's adjusted operating income. The HCC Committee used adjusted operating income because it is a performance measure over which executives can have significant impact and is also directly linked to the Company's long-term growth plan and performance that drives stockholder value. The HCC Committee sets the adjusted operating income goals at the beginning of each six-month season based on an analysis of historical performance, the overall economic environment including financial results of other comparable businesses and progress toward achieving our strategic plan.

The HCC Committee carefully considered the Spring and Fall season goals in order to ensure that our executives were properly incentivized in fiscal 2022, while at the same time incorporating a level of rigor that maintained a strong link between pay and performance in fiscal 2022. The HCC Committee approved the Spring and Fall season goals to reflect the prior year's record-setting performance and the anticipated normalization of demand for our products following the pandemic, as well as to account for anticipated headwinds in fiscal 2022 resulting from significant inflationary impacts to our cost structure, including increases in raw material, distribution and labor costs, planned investments in the Company's customer loyalty program and other technology capabilities, and decreased customer spending. The HCC Committee believes incentive goals for both seasons were set at challenging and meaningful levels, maintaining the same level of rigor as in the prior years.

The tables below show the Spring and Fall season adjusted operating income goals required to earn short-term performance-based incentive compensation at target, along with the range of performance goals as a percentage of target for threshold and maximum payouts and actual performance results achieved in fiscal 2022:

	THRESHOLD	OPERATING INCOME GOAL	MAXIMUM	ACTUAL OPERATING INCOME[1]	OPERATING INCOME GOAL ACHIEVEMENT
Spring Season (40% Weighting)	87% of target	$710 million	107% of target	$522 million	0% of target
Fall Season (60% Weighting)	82% of target	$750 million	115% of target	$854 million	195% of target

(1) For fiscal 2022, we did not make any adjustments to operating income; therefore, for fiscal 2022 adjusted operating income is equal to our GAAP operating income. See Appendix A for reconciliations of the Company's non-GAAP adjusted operating income to the Company's GAAP operating income, as well as other important disclosures regarding non-GAAP financial measures.

Performance between threshold and target and target and maximum is interpolated to determine the payout percentage beginning at 20% for threshold performance up to 200% at maximum performance. Short-term performance-based incentive compensation targets are set as a percentage of base salary with the amount earned ranging from 0% to 200% of the target incentive, based on the extent to which financial goals are achieved.

Due to the challenging macroeconomic environment, including significant inflationary pressure that negatively impacted our cost structure and customer spending, we did not meet the operating income threshold for a payout in the Spring season. In the Fall season, through the exceptional leadership of our NEOs, we achieved above-target results driven by our focus on innovation and newness, optimization and vertical integration of the supply chain to chase into products with strong customer demand, as well as aggressive cost control and improvement in overall efficiencies.

The table below shows the short-term performance-based incentive compensation targets as a target percentage of base salary for each NEO during fiscal 2022:

NAMED EXECUTIVE OFFICER	FISCAL 2021	FISCAL 2022
Ms. Boswell	N/A	190%
Ms. Arlin	90%	115%
Ms. Rosen	115%	160%
Ms. Riley	80%	100%
Mr. Wu	80%	100%
Ms. Nash	N/A	190%
Mr. Meslow[1]	190%	N/A

(1) Mr. Meslow was not entitled to short-term performance-based incentive compensation in fiscal 2022.

The HCC Committee approved an increase to the short-term incentive target percentage of base salary for Ms. Rosen to align with the market pay levels for comparable roles, in light of the significant expansion of Ms. Rosen's responsibilities during the leadership transition period. The short-term incentive target percentages of base salary for Mses. Arlin and Riley and Mr. Wu were also increased to reflect expanded scope of responsibilities during the leadership transition, incent future performance and place further emphasis on the performance-based components of their compensation packages.

The NEOs' payouts for fiscal 2022 performance are set forth below and in the "Non-Equity Incentive Plan Compensation" column of the 2022 Summary Compensation Table below.

	FISCAL 2022 TARGET INCENTIVE ($)	FISCAL 2022 SPRING INCENTIVE PAYOUT ($)	FISCAL 2022 FALL INCENTIVE PAYOUT ($)	TOTAL FISCAL 2022 PAYOUT ($)	PERCENT OF FISCAL 2022 TARGET (%)
Ms. Boswell[1]	554,341	0	1,080,964	1,080,964	195%
Ms. Arlin	920,000	0	1,076,400	1,076,400	117%
Ms. Rosen	1,600,000	0	1,872,000	1,872,000	117%
Ms. Riley	800,000	0	936,000	936,000	117%
Mr. Wu	725,000	0	848,250	848,250	117%
Ms. Nash[2]	1,989,989	0	3,001,050	3,001,050	151%
Mr. Meslow	0	0	0	0	0%

(1) Ms. Boswell's fiscal 2022 target incentive and payout were pro-rated based on the number of days that she served in the Chief Executive Officer role during the Fall season.

(2) Ms. Nash's target incentive for the Spring season was pro-rated based on the number of days that she served in the Interim Chief Executive Officer role during the Spring season.

With the changes to base salary and short-term performance-based compensation targets (described above) appropriately reflecting the scope and responsibility of each NEO's role, following the end of fiscal 2022, the HCC Committee determined not to increase the base salaries or short-term performance-based incentive compensation targets for any of our NEOs for fiscal 2023.

Long-Term Equity Compensation

During fiscal 2022, we granted stock awards to our NEOs (other than Mr. Meslow) under the 2020 Plan, which was approved by our stockholders at our 2020 annual meeting of stockholders.

Performance Share Units

PSUs incent executive performance through the achievement of challenging growth and profitability metrics that closely align the long-term interests of our executives with those of our stockholders. For our NEOs' annual 2022 PSU awards, the two equally weighted metrics are (i) revenue growth relative to a designated peer group and (ii) cumulative operating income as a percentage of cumulative sales (operating income margin). These metrics were chosen by the HCC Committee because they align with the strategic direction of the Company and provide a balance between growth and profitability metrics. Performance for awards granted in fiscal 2022 will be evaluated based on performance over a three-year performance period, starting with fiscal 2022 through the end of fiscal 2024.

The specific targets are as follows:

	PAYOUT PERCENTAGE	3-YEAR REVENUE GROWTH RELATIVE TO PERFORMANCE PEER GROUP (50% WEIGHTING)	3-YEAR OPERATING INCOME MARGIN (50% WEIGHTING)
Threshold	50%	30th percentile	16%
Target	100%	50th percentile	20%
Maximum	150%	90th percentile	24%

Performance will be evaluated based on a scale, and payout, if any, will be interpolated between threshold, target and maximum levels. The earned annual PSU awards (if any) granted in fiscal 2022 will vest in May 2025, subject generally to the executive's continued employment through such date.

The Performance Peer Group used to determine relative revenue growth performance achievement was selected, in consultation with Willis Towers Watson, based on the same criteria set forth under "—Executive Compensation Philosophy—Compensation Comparison" and applying those criteria to Bath & Body Works as a standalone public company. Based on such review, the HCC Committee removed Designer Brands Inc., Hanesbrands Inc., Michael's Co. Inc., Nu Skin Enterprises Inc. and Tapestry, Inc. and added DICK's Sporting Goods, Inc., Gap, Inc. and Victoria's Secret & Co. Following these changes, the Performance Peer Group companies for the 2022 PSUs are as follows:

Abercrombie & Fitch Co.	Foot Locker, Inc.	Sally Beauty Holdings, Inc.
American Eagle Outfitters, Inc.	Gap, Inc.	The Estée Lauder Companies Inc.
Big Lots, Inc.	lululemon athletica inc.	Tractor Supply Company
Burlington Stores, Inc.	Newell Brands Inc.	Ulta Beauty Inc.
Coty Inc.	Ralph Lauren Corporation	Victoria's Secret & Co.
DICK's Sporting Goods, Inc.	Revlon, Inc.	Williams-Sonoma, Inc.

As described under the heading "2022 Retention Program" below, in addition to the annual PSUs granted by the Company, the HCC Committee approved Retention PSU Awards to each of Mses. Arlin, Rosen and Riley and Mr. Wu in May 2022, reflecting the importance the HCC Committee placed on leadership continuity with the unexpected resignation of our Chief Executive Officer.

Restricted Stock Units

RSUs are granted to ensure market competitiveness of the executive compensation package, align executives' long-term interests with our stockholders and retain executives over the long-term. The RSU awards vest over three years in three tranches (30% one year from the grant date, 30% two years from the grant date and 40% three years from the grant date), in each case subject generally to continued employment through each such date.

To induce Ms. Boswell to join the Company, she received RSUs as part of her hiring incentive. See "Chief Executive Officer Fiscal 2023 Pay" below for additional information.

2022 Nash Equity Award

Ms. Nash joined the Board as an independent director in 2019 and assumed the role of Board Chair in May 2020. Since that time, Ms. Nash has provided unparalleled leadership and support to the Company through a period of significant uncertainty, transition and transformation, taking on roles that far exceeded that of a typical Board member and Board Chair.

Specifically, in 2019, Ms. Nash had a key role in the comprehensive review of options to best position the Company, which at the time owned both the Bath & Body Works and Victoria's Secret businesses, for long-term success and to drive shareholder value. The review resulted in the Company's definitive agreement with Sycamore Partners ("Sycamore") to sell a majority stake in Victoria's Secret to Sycamore, which would position Bath & Body Works as a highly profitable, standalone public company. In 2020, when the Sycamore transaction fell through following the onset of the pandemic, Ms. Nash played a significant role in the leadership transition when she assumed the role of Board Chair from Mr. Leslie Wexner, who founded the Company and led it for 57 years. Ms. Nash was integral to transitioning Mr. Meslow into his first Chief Executive Officer role following the decision by the prior Bath & Body Works brand chief executive officer to step down for personal reasons in March 2020 during one of the most turbulent and uncertain periods in history with the onset of the pandemic. Ms. Nash guided the Company through the pandemic, took decisive actions to implement a profit improvement plan at Victoria's Secret and led the process that culminated in the successful spin-off of Victoria's Secret & Co. in August 2021. In addition, Ms. Nash provided critical oversight over, and led, the successful Shareholder Derivative Settlement related to Victoria's Secret. From May 14, 2020, when Ms. Nash assumed the role of Board Chair, through March 10, 2022, the grant date for the Nash Award (as defined below), the Company delivered total shareholder returns of approximately 467% (assuming reinvestment of dividends and adjusted to give effect to the Victoria's Secret & Co. spin-off). Ms. Nash has been the one consistent leader who navigated the Company through these unprecedented challenges that began in 2019 and included three Chief Executive Officer transitions, including Ms. Nash's assumption of the position on an interim basis when Mr. Meslow unexpectedly departed for health reasons and the successful onboarding of Ms. Boswell in December 2022, which allowed the Company's management team to focus on the Company's business operations.

The Board believes that Ms. Nash has been, and will continue to be, vital to the Company's successful transformation and that her retention over the next several years (including in her role as Executive Chair and Interim Chief Executive Officer during portions of fiscal 2022) is critically important to the interests of our stockholders. Accordingly, and in light of the extraordinary contributions Ms. Nash made to the business during this period, as previously disclosed in the Company's 2022 proxy statement, on March 10, 2022, the Board approved a one-time award of RSUs to Ms. Nash with a grant date value of approximately $18 million (the "Nash Award"). The Nash Award is scheduled to vest in three approximately equal annual installments, subject generally to Ms. Nash's continued service as a member of the Board through each vesting date. As such, if Ms. Nash resigns from our Board or voluntarily decides not to stand for reelection to the Board, any unvested portion of the Nash Award would be forfeited.

The Board believes that the Nash Award was a prudent action to help ensure Ms. Nash's continued retention, as well as to provide stability of the Company's leadership team during the transition to a new Chief Executive Officer. In determining the value and structure of the award, the HCC Committee and the Board considered (among other things) an analysis by Willis Towers Watson of one-time grants provided to leaders of companies undergoing strategic transformations or transactions, as well as in unique circumstances to recognize expansion of responsibilities in transformative periods. The Board also considered the appropriateness of a time-vested award and determined that, based on the Board's expectation that Ms. Nash would return to being a non-executive director following her interim service as an executive officer, service-based vesting provides the desired retention and aligns with market practice for Ms. Nash's intended role as a non-executive Board Chair (which re-commenced at the beginning of fiscal 2023).

The Nash Award was unanimously approved by the independent members of the Board following the unanimous recommendation of the HCC Committee.

2022 Retention Program

In light of the significant uncertainty associated with the Chief Executive Officer transition and search process in fiscal 2022 and reflecting the importance the HCC Committee placed on leadership continuity of the executive leadership team, on May 13, 2022, the Company entered into executive retention agreements (the "Retention Agreements") with each of Mses. Arlin, Rosen and Riley and Mr. Wu. With the successful track record of the Company and an unusually competitive market for talent, the HCC Committee believes that our executives are attractive targets for recruitment given the uncertainty related to a change in leadership. The Retention Agreements are intended to reinforce the focus and dedication of management without distraction while the Company successfully identified, recruited and onboarded a new Chief Executive Officer. The HCC Committee believes that the retention program is in the best interest of the Company's stockholders to ensure continuity of management and retain and incent the Company's leaders who have a proven track record of success and are critical to positioning the Company for long-term future growth. To further align with stockholder interests, approximately half of the retention award was made in the form of PSUs, which must be earned through the achievement of rigorous performance criteria. Specifically, the allocation between PSUs and cash retention awards was determined by balancing the need to ensure the retention of our NEOs during a period of significant uncertainty in connection with the Chief Executive Officer transition process, while at the same time ensuring that the awards appropriately incented our NEOs to maximize value for our stockholders during the same period.

Under the Retention Agreements, the NEOs are eligible to receive an equally weighted combination of PSUs and cash over two years. The two-year period was designed in order to align with the anticipated time horizon related to the search for, and the hiring and onboarding of, a new Chief Executive Officer, during which period the retention of our NEOs is crucial to the success of our business.

The aggregate cash retention bonuses (the "Cash Retention Bonuses") under the Retention Agreements are outlined below.

	FIRST INSTALLMENT ON MAY 19, 2022 ($)	SECOND INSTALLMENT ON JANUARY 13, 2023 ($)	THIRD INSTALLMENT ON MAY 5, 2023 ($)	TOTAL CASH RETENTION ($)
Ms. Arlin	480,000	360,000	360,000	1,200,000
Ms. Rosen	800,000	600,000	600,000	2,000,000
Ms. Riley	480,000	360,000	360,000	1,200,000
Mr. Wu	435,000	326,250	326,250	1,087,500

To receive the payments outlined above, the executive must remain continuously employed through each applicable payment date. In addition, if an executive voluntarily terminates employment prior to the third retention bonus installment payment date, the executive will be required to repay to the Company any Cash Retention Bonus amounts previously paid (on an after-tax basis).

The PSUs awarded under the Retention Agreements (the "Retention PSU Awards") to each of Mses. Arlin, Rosen and Riley and Mr. Wu had target values of approximately $1.2 million, $2.0 million, $1.2 million and $1.1 million, respectively. Similar to annual PSU awards, the Retention PSU Awards will be earned between 0% and 150% based on achievement of two equally weighted performance metrics (revenue growth relative to a designated peer group and operating income margin), each measured over the Company's 2022 and 2023 fiscal years. The Performance Peer Group used to determine relative revenue growth performance achievement is the same group of companies listed above for the annual PSU awards in fiscal 2022.

The specific targets are as follows:

	PAYOUT PERCENTAGE	2-YEAR REVENUE GROWTH RELATIVE TO PERFORMANCE PEER GROUP (50% WEIGHTING)	2-YEAR OPERATING INCOME MARGIN (50% WEIGHTING)
Threshold	50%	30th percentile	16%
Target	100%	50th percentile	20%
Maximum	150%	90th percentile	24%

Performance will be evaluated based on a scale, and payout, if any, will be interpolated between threshold, target and maximum levels. The earned Retention PSU Awards (if any) will vest in May 2024, subject generally to the executive's continued employment through such date.

Below is a summary of long-term equity incentive compensation, including PSUs and RSUs, awarded to our NEOs during fiscal 2022.

	TARGET VALUE OF ANNUAL PSU AWARD ($)	VALUE OF TIME-VESTED RSU AWARD(S) ($)	TARGET VALUE OF RETENTION PSU AWARD ($)	TOTAL FISCAL 2022 EQUITY AWARD VALUE ($)
Ms. Boswell	0	3,853,024[2]	0	3,853,024
Ms. Arlin	570,674	579,355	1,242,435	2,392,464
Ms. Rosen	713,377	724,228	2,070,742	3,508,347
Ms. Riley	618,257	627,662	1,242,435	2,488,354
Mr. Wu	523,137	531,095	1,125,957	2,180,189
Ms. Nash	0	17,412,228[2]	0	17,412,228
Mr. Meslow[1]	0	0	0	0

(1) In light of his unexpected resignation that the Company announced in February 2022, Mr. Meslow did not receive any long-term equity incentive compensation awards during fiscal 2022.

(2) RSU awards represent a sign-on award for Ms. Boswell and a special award for Ms. Nash and do not represent annual awards in fiscal 2022. Please see "2022 Nash Equity Award" and "Chief Executive Officer Fiscal 2023 Target Pay" for additional information.

Other Benefits and Perquisites

Qualified Defined Contribution Retirement Plan

Our qualified defined contribution retirement plan is available to all Company associates who meet certain age and service requirements. Associates can contribute up to the amounts allowable under Section 401 of the Code. The Company matches associates' contributions according to a predetermined formula and contributes additional amounts based on a percentage of the associates' eligible annual compensation and years of service. Associates' contributions and Company matching contributions to the qualified plan vest immediately. Additional Company contributions and the related investment earnings are subject to vesting based on years of service.

Perquisites

We provide our NEOs with certain perquisites that the HCC Committee has determined are reasonable and in the best interests of the Company and its stockholders. These perquisites may include supplemental disability and life insurance coverage, an annual executive physical and a financial planning reimbursement up to $14,000 per year. None of our NEOs other than Mses. Boswell and Nash were permitted to use corporate aircraft for personal purposes during fiscal 2022.

We also provide relocation benefits, as applicable, pursuant to the Company's policy applicable to senior executives or as may otherwise be set forth in an applicable employment agreement, including relocation benefits to Mses. Boswell and Riley and Mr. Wu during fiscal 2022. Ms. Riley and Mr. Wu completed their relocations to the Columbus, Ohio region during fiscal 2022. The Company anticipates that Ms. Boswell will complete her relocation during fiscal 2023.

According to the Company's relocation policy, if an executive voluntarily resigns or is terminated for cause (i) before the first anniversary of their hire date, the executive is obligated to reimburse the Company for 100% of the relocation benefits and (ii) before the second anniversary of their hire date, the executive is obligated to reimburse the Company for one-half of the relocation benefits.

We maintain corporate aircraft that are used primarily by our senior management for business travel. During fiscal 2022, the HCC Committee approved the use of corporate provided aircraft for personal purposes by Mses. Boswell and Nash to ensure their safety and promote the efficient and effective use of their time while traveling. The value associated with personal use of corporate provided aircraft was imputed as income to the executive based on the Internal Revenue Service's Standard Industrial Fare Level formula. We do not cover, reimburse or otherwise gross-up the income taxes owed for personal use of corporate aircraft. The aggregate incremental cost to the Company of personal use of Company aircraft is disclosed in the All Other Compensation column of the 2022 Summary Compensation Table below.

Ms. Boswell's personal use of Company aircraft during fiscal 2022 was in connection with her relocation from her residence in Florida, allowing for efficient travel to the Company's offices in Columbus, Ohio while she searches for and relocates to a permanent residence in the Columbus, Ohio region. The use of Company aircraft also provides Ms. Boswell with an environment that permits her to perform confidential work while commuting from her personal residence, which would otherwise be impossible on commercial aircraft.

Ms. Nash's permanent residence is in New York, New York and, considering the temporary nature of her appointment as Executive Chair and Interim Chief Executive Officer, the Board determined that it was not feasible or desirable to require Ms. Nash to relocate to Columbus, Ohio during her tenure as a Company executive. In order to provide for efficient travel for Ms. Nash and maximize her time devoted to Company business, including a significant amount of time at the Company's offices in Columbus, Ohio, the HCC Committee permitted Ms. Nash to use Company aircraft to travel from her personal residences and offices to the Company's offices in Columbus, Ohio to conduct business until Ms. Boswell's appointment and transition. Under the Commission's rules, this travel between her residences and offices and the Company's offices during the time she served as Executive Chair and Interim Chief Executive Officer is considered personal travel without regard to the fact that the travel was for business reasons and for the convenience of the Company. In addition to aircraft usage, expenses for Ms. Nash's hotel, ground transportation and meals while working in Columbus are considered personal expenses. To offset the hotel, ground transportation and meal expenses in part, the HCC Committee approved an expense allowance for Ms. Nash of $22,500 per quarter (pro-rated for partial quarters). The HCC Committee believes that these perquisites are reasonable and in the best interest of the Company's stockholders given the temporary nature of Ms. Nash's role as Executive Chair and Interim Chief Executive Officer.

Chief Executive Officer Fiscal 2023 Pay

Consistent with our guiding principles, the HCC Committee believes that our Chief Executive Officer compensation should be highly competitive, emphasize performance-based compensation and be designed to recognize and reward strong performance in order to maximize value creation for our stockholders.

Accordingly, in connection with the commencement of her employment with the Company in December 2022, the HCC Committee determined to provide Ms. Boswell with a compensation package that is designed to be competitive and balanced, with a reasonable base salary along with participation in our short-term and long-term incentive compensation programs on the same basis as the other NEOs. Under the terms of her employment agreement, Ms. Boswell receives an annual base salary of $1.5 million, an annual short-term performance-based incentive compensation target equal to 190% of her base salary and an annual long-term equity incentive award opportunity in fiscal 2023 with a value of $7.5 million. Ms. Boswell's 2023 compensation package is consistent with our pay mix philosophy that places greater emphasis on performance-based incentive compensation.

As part of Ms. Boswell's hiring incentive, to induce her to join the Company and consistent with arrangements common in the highly competitive market for top talent, Ms. Boswell received a one-time cash sign-on bonus in the amount of $1.5 million and a one-time award of RSUs with a grant date value of approximately $4 million. The cash sign-on bonus is subject to repayment (on an after-tax basis) in the event Ms. Boswell is terminated by the Company for "cause" or she voluntarily resigns other than for "good reason," in each case prior to December 1, 2023. The RSU award is designed to establish and build Ms. Boswell's ownership interest in Company stock and to immediately align a significant portion of her compensation with the long-term interests of our stockholders. The terms of Ms. Boswell's sign-on RSUs are consistent with the terms and vesting schedule of the RSUs granted to Mses. Arlin, Rosen and Riley and Mr. Wu and will be forfeited upon her voluntary termination of employment to the extent unvested.

Severance and Change in Control Agreements

Chief Executive Officer

In connection with the commencement of her employment in fiscal 2022, the Company entered into an executive severance agreement with Ms. Boswell, which provides for terms and conditions generally consistent with those provided to each of our other current NEOs (as described below). Under her severance agreement, in the event of a termination of Ms. Boswell's employment by the Company without "cause" or by her for "good reason" (as defined in her severance agreement and described in more detail under the heading "—Potential Payments Upon Termination or Change in Control" below), in each case other than during the three-month period prior to, and the 24-month period following, a "change in control" of the Company, she will be entitled to receive (i) continued payment of annual base salary for two years following the termination date, (ii) an amount equal to two years of COBRA premiums, (iii) the incentive compensation award for the season in which the termination date occurs, prorated based on the number of days employed during such season and determined based on actual performance, (iv) the incentive compensation she would have received if she had remained employed by the Company for two years following the termination date, determined based on actual performance, (v) accelerated vesting of a pro rata portion of the unvested equity awards held by her that vest solely upon the time-based vesting conditions (including her sign-on RSU award) and (vi) continued vesting of a pro rata portion of the unvested equity awards held by her that vest based on performance-based vesting conditions, which will remain subject to the existing performance metrics.

In the event such termination of employment occurs during the three-month period prior to, or during the 24-month period following, a "change in control" of the Company, then Ms. Boswell will be entitled to receive (a) the amounts described in clause (i) above (with such amounts paid in a lump sum if the termination of employment occurs on or after a change in control) and clause (ii) above, (b) a payment equal to the sum of the incentive compensation payouts that she received for the four completed seasons prior to the termination date (with the payout for any partial seasonal performance period to be annualized and the target seasonal incentive opportunity to be included if she has not been employed long enough to be eligible for four seasonal incentive payouts), (c) her incentive compensation award for the season in which the termination date occurs, prorated based on the number of days employed during such season and determined by reference to the average of the incentive compensation payouts she received for the four completed seasons prior to the termination date (with the payout for any partial seasonal performance period to be annualized and the target seasonal incentive opportunity to be included in such average if she has not been employed long enough to be eligible for four seasonal incentive payouts) and (d) accelerated vesting of any outstanding unvested equity awards held by her (including her sign-on RSU award), with performance goals deemed to be achieved at target levels if less than one-third of the applicable performance period has lapsed, otherwise performance goals will be deemed to be achieved at maximum levels.

Ms. Boswell is not entitled to a tax gross-up for any excise taxes on compensation paid in connection with a change in control under her agreements with the Company.

Other NEOs

We entered into revised severance and change in control arrangements with each of Mses. Arlin, Riley and Rosen and Mr. Wu in May 2022 in order to ensure that the terms of such protections are consistent across all of such NEOs and to be competitive with the market. Under the revised arrangements, upon a termination of the applicable executive's employment by the Company without "cause" or by the executive for "good reason" (as defined in such executive's severance agreement and described in more detail under the heading "—Potential Payments Upon Termination or Change in Control" below), in each case other than during the three-month period prior to, and the 24-month period following, a "change in control" of the Company, the applicable executive will be entitled to receive (i) continued payment of annual base salary for two years following the termination date, (ii) an amount equal to two years of COBRA premiums, (iii) the executive's incentive compensation award for the season in which the termination date occurs, prorated based on the number of days employed during such season and determined based on actual performance,

(iv) the incentive compensation the executive would have received if the executive had remained employed by the Company for two years following the termination date, determined based on actual performance, (v) accelerated vesting of a pro rata portion of the unvested equity awards held by the executive that vest solely upon the time-based vesting conditions and (vi) continued vesting of a pro rata portion (excluding Retention PSU Awards, which will fully vest) of the unvested equity awards held by the executive that vest based on performance-based vesting conditions, which will remain subject to the existing performance metrics.

In the event such termination of employment occurs during the three-month period prior to, or during the 24-month period following, a "change in control" of the Company, then the executive will be entitled to receive (a) the amounts described in clauses (i) and (ii) above, (b) a payment equal to the sum of the incentive compensation payouts that the executive received for the four completed seasons prior to the termination date, (c) the executive's incentive compensation award for the season in which the termination date occurs, prorated based on the number of days employed during such season and determined by reference to the average of the incentive compensation payouts the executive received for the four completed seasons prior to the termination date, and (d) accelerated vesting of any outstanding unvested equity awards held by the executive (with performance goals deemed to be achieved at target levels if less than one-third of the applicable performance period has lapsed, otherwise performance goals will be deemed to be achieved at maximum levels).

None of our NEOs is entitled to a tax gross-up for any excise taxes on compensation paid in connection with a change in control under their agreements with the Company.

Ms. Nash

Because Ms. Nash's appointment as Executive Chair and Interim Chief Executive Officer was intended to be temporary, we did not enter an agreement with Ms. Nash that provides for severance protection.

Mr. Meslow

In connection with Mr. Meslow's departure in fiscal 2022 due to health reasons, we entered into a Transition and General Release Agreement (the "Transition and Release Agreement") with Mr. Meslow both in order to ensure an orderly transition of Mr. Meslow's role as the Company's Chief Executive Officer and to secure meaningful additional protections for the Company beyond Mr. Meslow's then-existing contractual obligations (as described below). While Mr. Meslow's departure was initially announced in February 2022, by entering into the Transition and Release Agreement, we were able to secure his services for an additional period through May 2022. This additional period was vital to ensuring a smooth transition of the Chief Executive Officer role to Ms. Nash and limiting the disruption to our business and stakeholders. In addition, the Transition and Release Agreement was entered into to recognize the circumstances of his departure and his exceptional leadership since May 2020 during a period of significant transformation for the Company. The terms provided under the Transition and Release Agreement were unanimously approved by the members of the HCC Committee, in consultation with Willis Towers Watson.

By entering into the Transition and Release Agreement, Mr. Meslow agreed to (i) extend the period of his non-competition and non-solicitation obligations by an additional 12 months (such that these restrictions will apply for a total period of 24 months) and (ii) expand the scope of his non-competition obligations to apply to any country (or part thereof) in the world in which the Company operates, sells or markets its products, or with respect to which Mr. Meslow had responsibility or supervisory authority or obtained any confidential information. In addition, pursuant to the Transition and Release Agreement, Mr. Meslow agreed to execute a waiver and release of claims in favor of the Company that he was not otherwise required to provide, as well as to cooperate with the Company in connection with certain matters in which he was involved or had knowledge during his employment.

In return, Mr. Meslow will receive an aggregate cash amount equal to $7.0 million, payable in ratable biweekly installments over 24 months following his termination of employment, subject to compliance with the Transition and Release Agreement. In addition, Mr. Meslow will be eligible to receive Company paid health coverage under the Company's group health plan for up to 24 months. The value of this payment was determined by the HCC Committee in consultation with Willis Towers Watson. In addition, the HCC Committee attributed value for the additional period of transition services that Mr. Meslow agreed to provide at the Company's request following the initial announcement of his departure, as well as the meaningful additional contractual protections the Company obtained under the Transition and Release Agreement, including Mr. Meslow's agreement to provide cooperation on certain matters relating to his employment (as described above). Outstanding equity awards held by Mr. Meslow as of his termination date remained subject to their existing terms. As a result, Mr. Meslow forfeited more than 1.4 million shares underlying unvested equity awards with a value of approximately $65 million at the time of separation from the Company.

For additional details regarding the severance and change in control arrangements with our NEOs (including a description of estimated benefits in connection with a change in control and/or a termination of employment), see"—Potential Payments Upon Termination or Change in Control" below.

Compensation Governance

Independent Compensation Consultant

As permitted by its charter, the HCC Committee retained Willis Towers Watson as its independent executive compensation consultant and has the sole authority to retain and terminate any independent executive compensation consultant.

The HCC Committee considers recommendations from our management team and determines the work to be performed by the consultant. The consultant works with management to gather data required in preparing analyses for HCC Committee review. Specifically, the services the consultant provides include:

- Assisting in the evaluation of, and providing recommendations for, Chief Executive Officer and other NEO compensation;
- Informing the HCC Committee of changing market practices;
- Consulting on our executive compensation strategy and program design;
- Analyzing the competitiveness of our executive pay;
- Assisting in the selection of our peer groups; and
- Assisting in the preparation and review of this disclosure.

In addition to the services provided at the request of the HCC Committee, management, with the knowledge of the HCC Committee, has engaged Willis Towers Watson for a limited number of additional services, including provision of a call center tracking system for which we pay quarterly software usage fees (provided by a separate division of Willis Towers Watson). For fiscal 2022, the fees paid or payable to Willis Towers Watson totaled $338,226, of which $214,656 related to services rendered for the HCC Committee in connection with the review of executive and director compensation, and $123,570 related to services performed at the request of management. The HCC Committee did not participate in management's decision to engage Willis Towers Watson for the provision of a call center tracking system. The HCC Committee has determined that the provision of these limited services by Willis Towers Watson to management is not material and does not impair the independence and objectivity of advice provided to or otherwise raise any conflict of interest for the HCC Committee on executive compensation matters.

The HCC Committee reviews and approves the provision of additional services by Willis Towers Watson to the Company and evaluates the performance and independence of Willis Towers Watson, specifically considering independence factors identified by NYSE rules. This evaluation includes a review of written representations from Willis Towers Watson confirming their independence. Based on its evaluation, the HCC Committee believes that there are no conflicts of interest that could impair Willis Towers Watson's ability to provide independent, objective advice to the HCC Committee regarding executive compensation matters.

Compensation Risk Assessment

On an annual basis, the HCC Committee considers the risks to our business associated with our compensation policies and practices for the purpose of determining whether any risks arising from those policies and practices are reasonably likely to have a material adverse effect on the Company. The HCC Committee determined that the Company's compensation structure includes mitigating factors such as a mix of pay that is balanced between long- and short-term, and fixed and variable payouts under the 2020 Plan (and its predecessor plan) and the 2015 ICPP, a robust clawback policy and robust executive stock ownership guidelines. Based on these features, we believe our executive compensation program effectively (i) ensures that our compensation program does not encourage excessive risk taking, (ii) keeps our NEOs focused on the creation of long-term, sustainable value for our stockholders and (iii) provides competitive and appropriate levels of compensation over time.

Executive Stock Ownership Guidelines

The HCC Committee encourages and mandates Common Stock ownership by our NEOs through stock ownership guidelines that promote a long-term focus on stock performance, discourage inappropriate risk-taking and further align the interests of our NEOs with those of our stockholders. Stock ownership guidelines can be met through direct ownership of Common Stock and indirect ownership through both grants of stock-based awards under our stock incentive plans and Common Stock held through Company benefit plans.

Our Chief Executive Officer is required to achieve and maintain ownership of Common Stock with a value of five times the Chief Executive Officer's base salary, and each other NEO is required to achieve and maintain ownership of Common Stock with a value of three times such NEO's base salary. Our NEOs are required to achieve these ownership levels within five years of becoming subject to the ownership guidelines. All of our NEOs are either in compliance with the guidelines or are on track to comply with the guidelines within the required time frame.

Tax Deductibility

Section 162(m) of the Code generally does not allow a tax deduction to public companies for compensation paid to certain executive officers that is more than $1 million during the tax year. The HCC Committee takes into consideration the tax implications of our executive compensation program, including with respect to the tax deductibility of compensation paid under Section 162(m) of the Code. In the exercise of its business judgment, and in accordance with its compensation philosophy, the HCC Committee continues to have flexibility to award compensation that is not tax deductible if it determines that such award is in our stockholders' best interests and is necessary to comply with contractual commitments, or to maintain flexibility needed to attract talent, promote retention or recognize and reward desired performance.

Recovery of Compensation

Under the 2020 Plan (and its predecessor plan) and the 2015 ICPP, the HCC Committee has the power and authority to recover previously awarded bonuses or equity-based compensation or profits if (i) required by applicable law with respect to a participant, (ii) a participant engaged in fraudulent conduct or activities (or had knowledge of such conduct or activities) relating to the Company or (iii) a participant should have had knowledge of such conduct or activities based on the participant's position, duties or responsibilities.

In addition, under the Company's compensation recoupment policy, the HCC Committee has the ability to cancel and/or recoup certain cash and equity incentive compensation and severance compensation paid to associates who are at the level of Vice President or above (including our NEOs) in the event of a termination of employment for cause, or the HCC Committee's discovery that grounds for cause existed at the time of such associate's termination of employment. The HCC Committee will review and adopt such compensation recoupment policy in connection with the NYSE's adoption of final clawback rules under the Dodd-Frank Act.

Tally Sheets

To assess the reasonableness of the compensation of our NEOs, the HCC Committee annually reviews all of the components of the NEOs' compensation, including salary, short-term incentive compensation, realized and unrealized gains on stock options, PSUs and RSUs, the cost to the Company of all perquisites and potential payouts under several potential severance and change of control scenarios. Based on this review, the HCC Committee concluded that our NEOs' compensation components individually and in aggregate are reasonable, encourage retention, incent performance and are in the best interests of the Company and its stockholders.

Report of the Human Capital & Compensation Committee

The HCC Committee is composed of five directors who are independent, as defined under the NYSE listing standards. Additionally, each member of the HCC Committee is a "non-employee director" within the meaning of Section 16b-3 under the Exchange Act. The HCC Committee reviews the CD&A on behalf of the Board.

The HCC Committee has reviewed and discussed the CD&A with management and, based on the review and discussions, the HCC Committee recommended to the Board that the CD&A be included in the 2022 10-K and the Company's 2023 proxy statement.

Human Capital & Compensation Committee

Michael Morris, Chair
Patricia Bellinger
Alessandro Bogliolo
Francis Hondal
Danielle Lee

2022 Summary Compensation Table

The following table sets forth information concerning total compensation earned by or paid to our NEOs during fiscal 2022, 2021 and 2020, as applicable.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)(1)	STOCK AWARDS ($)(2)(3)	OPTION AWARDS ($)(2)(3)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)(4)	CHANGE IN PENSION VALUE AND NON-QUALIFIED DEFERRED COMPENSATION EARNINGS ($)(5)	ALL OTHER COMPENSATION ($)(6)	TOTAL ($)
Gina Boswell Chief Executive Officer	2022	213,462	1,500,000	3,853,024	0	1,080,964	0	261,541	6,908,991
Wendy Arlin Chief Financial Officer	2022	790,385	1,088,000	2,392,464	0	1,076,400	0	43,392	5,390,641
	2021	712,884	496,000	1,858,830	0	1,143,775	20,777	56,044	4,288,310
Julie Rosen President, Retail	2022	969,231	1,400,000	3,508,347	0	1,872,000	0	40,930	7,790,508
	2021	866,153	0	1,169,319	271,987	1,804,102	0	21,018	4,132,579
	2020	277,885	1,000,000	849,986	0	805,632	0	870	2,934,373
Deon Riley Chief Human Resources Officer	2022	792,308	1,090,000	2,488,354	0	936,000	0	553,477	5,860,139
	2021	758,077	1,750,000	1,052,655	231,194	1,096,346	0	41,189	4,929,461
	2020	54,808	0	749,996	0	720,000	0	209	1,525,013
Michael Wu Chief Legal Officer and Corporate Secretary	2022	715,385	761,250	2,180,189	0	848,250	0	645,765	5,150,839
Sarah Nash(7) Former Interim Chief Executive Officer and Executive Chair	2022	1,159,286	0	17,412,228	0	3,001,050	0	1,222,449	22,795,013
Andrew Meslow(8) Former Chief Executive Officer	2022	410,192	2,000,000	0	0	0	0	7,057,247	9,467,439
	2021	1,335,577	4,000,000	5,444,545	1,903,973	4,625,208	80,547	278,777	17,668,627
	2020	1,183,462	0	12,330,555	0	4,489,428	146,274	345,220	18,494,939

(1) The bonus amount paid to Ms. Boswell represents a one-time cash sign-on bonus in connection with her hire in 2022. The after-tax amount of Ms. Boswell's hiring bonus is subject to repayment to the Company upon certain terminations of employment prior to the first anniversary of her hire date. Bonus amounts for Ms. Arlin and Mr. Meslow include payment in fiscal 2022 of the final installment of the special cash retention awards approved by the HCC Committee during fiscal 2020 to ensure long-term retention during particularly turbulent times for our business in the amount of $248,000 and $2,000,000, respectively, conditioned on their continued employment through January 31, 2022. The bonus amount reported for Ms. Riley includes a cash retention bonus of $250,000 awarded in connection with her hire in fiscal 2020 and set forth in her employment agreement. The bonus amounts also include the first two installments of the Cash Retention Bonuses under the 2022 Retention Program awarded to each of Mses. Arlin, Rosen and Riley and Mr. Wu during fiscal 2022 in such amounts and subject to the terms as described above under the heading "—Compensation Discussion and Analysis—Compensation for NEOs—Compensation Components—2022 Retention Program," including a requirement to repay to the Company such cash retention bonuses previously paid (on an after-tax basis) if the executive voluntarily terminates his or her employment prior to the third retention bonus installment payment date.

(2) The value of stock and option awards reflects the aggregate grant date fair value, excluding estimated forfeitures, computed in accordance with ASC Topic 718 Compensation—Stock Compensation, for each award. Stock options are valued using the Black-Scholes option pricing model. The grant date fair value of the PSUs granted to the NEOs during fiscal 2022 was calculated based on the probable outcome of the performance conditions as of the grant date, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC Subtopic 718-10, excluding the effect of estimated forfeitures. The grant date value of the PSUs granted to the NEOs in fiscal 2022 assuming the maximum level of performance conditions will be achieved is $2,719,664 for Ms. Arlin, $4,176,179 for Ms. Rosen, $2,791,038 for Ms. Riley and $2,473,641 for Mr. Wu. Mses. Boswell and Nash and Mr. Meslow were not granted any PSUs in fiscal 2022.

See Note 16 to the Company's financial statements filed in the 2022 10-K for the related assumptions for stock awards granted during fiscal 2022 and for a discussion of our assumptions in determining the aggregate grant date fair value of these awards.

(3) Stock and option awards were granted to each NEO under the 2020 Plan. Awards are long-term compensation and generally vest over two to three years and are not realizable on an annual basis. See discussion under the heading "—Compensation Discussion and Analysis—Compensation for NEOs—Compensation Components—Long-Term Equity Compensation" for additional detail.

(4) Represents the aggregate of the non-equity performance-based incentive compensation for the applicable Spring and Fall seasons. Incentive compensation targets are set based on a percentage of base salary and are paid seasonally based on the achievement of adjusted operating income results. Ms. Boswell's fiscal 2022 incentive payout was pro-rated based on the number of days that she served in the Chief Executive

Officer role during the Fall season. See the discussion under the heading "—Compensation Discussion and Analysis—Compensation for NEOs—Short-Term Performance-Based Incentive Compensation" for additional detail.

(5) The Company does not sponsor a defined benefit retirement plan (tax-qualified or non-qualified). The Company's non-qualified deferred compensation plan was terminated in fiscal 2020, and balances were distributed in July 2021.

(6) The following table and related footnotes detail all other compensation paid to each NEO during fiscal 2022:

	INCREMENTAL COMPANY COST TO PROVIDE SUPPLEMENTAL LIFE AND DISABILITY INSURANCE COVERAGE ($)	COMPANY CONTRIBUTIONS TO THE EXECUTIVES' QUALIFIED RETIREMENT PLAN ACCOUNT ($)	FINANCIAL PLANNING BENEFIT ($)	EXECUTIVE PHYSICAL ($)	PERSONAL USE OF COMPANY AIRCRAFT ($)(a)	COMMUTING EXPENSE ALLOWANCE ($)(b)	RELOCATION ($)(c)	TRANSITION PAY ($)(d)	BOARD CASH RETAINER ($)(e)	TOTAL ($)
Ms. Boswell	35	0	0	0	199,562	0	61,944	0	0	261,541
Ms. Arlin	672	30,720	12,000	0	0	0	0	0	0	43,392
Ms. Rosen	840	26,090	14,000	0	0	0	0	0	0	40,930
Ms. Riley	672	26,090	14,000	3,600	0	0	509,115	0	0	553,477
Mr. Wu	609	13,890	13,199	3,600	0	0	614,467	0	0	645,765
Ms. Nash	84	0	14,000	0	1,107,815	84,066	0	0	16,484	1,222,449
Mr. Meslow	228	12,200	0	0	0	0	0	7,044,819	0	7,057,247

(a) The amount reflects the aggregate incremental cost to the Company of Mses. Boswell's and Nash's personal use of the Company's aircraft. The Company calculates the aggregate incremental cost to the Company based on an hourly charge for use of Company aircraft that includes variable charges such as fuel, salaries of flight personnel, landing and parking fees and variable maintenance as well as certain fixed fees associated with operating the Company's aircraft. See "—Compensation Discussion and Analysis—Compensation for NEOs—Other Benefits and Perquisites—Perquisites" for additional information. Ms. Boswell's personal usage of Company aircraft was solely related activities in connection with her relocation to the Columbus, Ohio region. See "—Compensation Discussion and Analysis—Compensation for NEOs—Other Benefits and Perquisites—Perquisites" for additional information.

(b) In connection with trips to and from the Company's headquarters in Columbus, Ohio during her interim service as an executive officer of the Company, Ms. Nash was provided an expense allowance of $22,500 per quarter (pro-rated for partial quarters) to offset hotel, ground transportation and meal expenses while working in Columbus, Ohio.

(c) As part of Mses. Boswell's and Riley's and Mr. Wu's relocation packages to Columbus, Ohio, (i) Ms. Boswell received $33,852 of relocation assistance with an additional $28,092 of related tax assistance in connection therewith; Ms. Riley received $433,166 of relocation assistance with an additional $75,949 of related tax assistance in connection therewith; and Mr. Wu received $562,156 of relocation assistance with an additional $52,311 of related tax assistance in connection therewith. Ms. Riley and Mr. Wu completed their relocations to the Columbus, Ohio region during fiscal 2022. The Company anticipates that Ms. Boswell will complete her relocation during fiscal 2023. According to the Company's policy, if an executive voluntarily resigns or is terminated for cause (i) before the first anniversary of their hire date, the executive is obligated to reimburse the Company for 100% of the relocation benefits and (ii) before the second anniversary of their hire date, the executive is obligated to reimburse the Company for one-half of the relocation benefits.

(d) Represents payments to Mr. Meslow pursuant to his Transition and Release Agreement in connection with his termination of employment. For additional details regarding Mr. Meslow's Transition and Release Agreement, see "—Compensation Discussion and Analysis—Compensation for NEOs—Severance and Change in Control Agreements—Mr. Meslow" above.

(e) For fiscal 2022, the Board approved Board Chair compensation of $500,000 annually, payable 50% in cash and 50% in stock. Ms. Nash ceased being a non-associate director on February 22, 2022. Board Cash Retainer reflects the pro-rated amount of Ms. Nash's Board Chair annual cash compensation of $250,000 for her service as a non-associate director of the Company from January 30, 2022, through February 22, 2022, prior to Ms. Nash commencing her service as an interim executive officer.

(7) Ms. Nash ceased to serve as Interim Chief Executive Officer on December 1, 2022, and served as Executive Chair until the end of fiscal 2022. Effective as of January 29, 2023, Ms. Nash transitioned from her role as Executive Chair to become the independent, non-executive Chair of the Board.

(8) Mr. Meslow ceased to serve as Chief Executive Officer and terminated employment due to health reasons on May 12, 2022.

Grants of Plan-based Awards for Fiscal 2022

The following table provides information relating to plan-based awards and opportunities granted to the NEOs during fiscal 2022.

NAME	GRANT DATE	APPROVAL DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2]			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS[3] (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[4] ($)
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)				
Ms. Boswell	12/1/2022	11/1/2022							92,443			3,853,024
			110,868	554,341	1,108,682							
Ms. Arlin	3/9/2022	3/9/2022				6,291	12,581	18,872				570,674
	3/9/2022	3/9/2022							12,581			579,355
	5/13/2022	5/11/2022				12,560	25,120	37,680				1,242,435
			184,000	920,000	1,840,000							
Ms. Rosen	3/9/2022	3/9/2022				7,864	15,727	23,591				713,377
	3/9/2022	3/9/2022							15,727			724,228
	5/13/2022	5/11/2022				20,934	41,867	62,801				2,070,742
			320,000	1,600,000	3,200,000							
Ms. Riley	3/9/2022	3/9/2022				6,815	13,630	20,445				618,257
	3/9/2022	3/9/2022							13,630			627,662
	5/13/2022	5/11/2022				12,560	25,120	37,680				1,242,435
			160,000	800,000	1,600,000							
Mr. Wu	3/9/2022	3/9/2022				5,767	11,533	17,300				523,137
	3/9/2022	3/9/2022							11,533			531,095
	5/13/2022	5/11/2022				11,383	22,765	34,148				1,125,957
			145,000	725,000	1,450,000							
Ms. Nash	3/10/2022	3/10/2022							374,376			17,412,228
			397,998	1,989,989	3,979,978							
Mr. Meslow[5]			513,000	2,565,000	5,130,000							

(1) Non-Equity Incentive Plan Awards represent the Threshold, Target and Maximum opportunities under the 2015 ICPP for the fiscal 2022 Spring and Fall seasons. The actual amount earned for fiscal 2022 under this plan is disclosed in the 2022 Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column. Ms. Nash's fiscal 2022 threshold, target and maximum amounts are pro-rated based on the number of days that she served in the Interim Chief Executive Officer role during the Spring season. Ms. Boswell's fiscal 2022 threshold, target and maximum amounts are pro-rated based on the number of days that she served in the Chief Executive Officer role during the Fall season.

(2) Equity Incentive Plan Awards were PSUs granted pursuant to the 2020 Plan. Grant dates were established on the date the grants were approved (or otherwise deemed effective) by the HCC Committee. Awards granted on March 9, 2022 vest on the third anniversary of the grant date. Awards granted on May 13, 2022, vest on the second anniversary of the grant date. The March 9, 2022, and May 13, 2022, awards are subject to continued employment through such vesting date, with the number of shares to be awarded determined based on the Company's achievement of (i) revenue growth during the two- or three-year performance period, as applicable, relative to the Performance Peer Group and (ii) cumulative operating income as a percentage of cumulative sales over the two- or three-year performance period, as applicable, in each case as set forth under the heading "—Compensation Discussion and Analysis—Compensation for NEOs— Compensation Components—Long-Term Equity Compensation."

(3) All Other Stock Awards were RSUs granted pursuant to the 2020 Plan. Grant dates were established on the date the grants were approved (or otherwise deemed effective) by the HCC Committee. Awards granted on March 9, 2022 and December 1, 2022 vest 30% on each of the first and second anniversaries of the grant date, and 40% on the third anniversary of the grant date, subject to continued employment through each such date. Ms. Nash's award vests 33% on each of the first and second anniversaries of the grant date, and 34% on the third anniversary of the grant date, subject to Ms. Nash's continued service as a member of the Board through each such date.

(4) The value of stock awards reflects the grant date fair value under ASC Topic 718 Compensation—Stock Compensation for each award. The grant date fair values of the PSUs granted to the NEOs during fiscal 2022 were calculated based on the probable outcome of the performance conditions as of the grant date, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC Subtopic 718-10, excluding the effect of estimated forfeitures. See Note 16 to the Company's financial statements filed in the 2022 10-K for the related assumptions for stock awards granted during fiscal 2022 and for a discussion of the Company's assumptions in determining the aggregate grant date fair value of these awards.

(5) In light of his announced departure in February 2022, Mr. Meslow was not eligible for payment under the non-equity incentive plan and did not receive any long-term incentive compensation awards in fiscal 2022.

Outstanding Equity Awards at Fiscal Year-end for 2022

The following table provides information relating to outstanding equity awards granted to the NEOs as of the fiscal year ended January 28, 2023. Pursuant to the terms of the Employee Matters Agreement, dated as of August 2, 2021, by and between the Company and Victoria's Secret & Co., each applicable stock option, RSU and PSU held by our associates (including the applicable NEOs) as of such date was equitably adjusted upon the occurrence of the separation of the Company and Victoria's Secret & Co. The amounts included in the table below for our applicable NEOs reflect these equitable adjustments. The market value of the stock awards assumes a stock price of $44.65, the closing price of our Common Stock on January 27, 2023 (the last trading day during fiscal 2022).

| | OPTION AWARDS | | | | | | STOCK AWARDS | | | | |
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (# EXERCISABLE)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (# UNEXERCISABLE)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF SECURITIES UNDERLYING UNEXERCISED UNEARNED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	GRANT DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
Ms. Boswell							12/1/2022	92,443[2]	4,127,580		
Ms. Arlin	3/29/2013	1,625	0	0	33.80	3/29/2023	3/16/2021	15,418[3]	688,414		
	3/31/2014	2,854	0	0	43.75	3/31/2024	5/19/2021	9,664[4]	431,498		
	5/7/2014	568	0	0	41.15	5/7/2024	8/18/2021	4,710[5]	210,302		
	4/2/2015	3,055	0	0	73.58	4/2/2025	3/9/2022	12,581[6]	561,742	12,581[10]	561,742
	3/31/2016	5,292	0	0	70.87	3/31/2026	5/13/2022			25,120[11]	1,121,608
	3/31/2017	6,905	0	0	38.01	3/31/2027					
	3/21/2018	13,964	0	0	31.81	3/21/2028					
Ms. Rosen	3/16/2021	0	12,334[1]	0	48.64	3/16/2031	9/28/2020	33,403[7]	1,491,444		
							3/16/2021	6,168[3]	275,401	10,279[12]	458,957
							8/18/2021	4,710[5]	210,302		
							3/9/2022	15,727[6]	702,211	15,727[10]	702,211
							5/13/2022			41,867[11]	1,869,362
Ms. Riley	3/16/2021	0	10,484[1]	0	48.64	3/16/2031	3/16/2021	5,242[3]	234,055	8,738[12]	390,152
							8/18/2021	4,710[5]	210,302		
							3/9/2022	13,630[6]	608,580	13,630[10]	608,580
							5/13/2022			25,120[11]	1,121,608
Mr. Wu							5/19/2021	9,664[4]	431,498		
							8/18/2021	1,767[5]	78,897		
							3/9/2022	11,533[6]	514,948	11,533[10]	514,948
							5/13/2022			22,765[11]	1,016,457
Ms. Nash							8/20/2020	3,770[8]	168,331		
							3/10/2022	374,376[9]	16,715,888		
Mr. Meslow[13]	4/2/2015	7,133	0	0	73.58	5/12/2023					
	3/31/2016	10,583	0	0	70.87	5/12/2023					

(1) 50% of the options vested on March 16, 2023, and the remaining 50% will vest on March 16, 2024.

(2) Shares vest 30% on December 1, 2023, 30% on December 1, 2024, and 40% on December 1, 2025.

(3) 50% of the shares vested on March 16, 2023, and the remaining 50% will vest on March 16, 2024.

(4) Shares vest 43% on May 19, 2023, and 57% on May 19, 2024.

(5) Shares vest 43% on August 18, 2023, and 57% on August 18, 2024.

(6) 30% of the shares vested on March 9, 2023, and the remaining will vest 30% on March 9, 2024, and 40% on March 9, 2025.

(7) Shares vest 100% on September 28, 2023.

(8) Shares vest 100% on August 20, 2023.

(9) 33% of the shares vested on March 10, 2023, and the remaining will vest 33% on March 10, 2024, and 34% on March 10, 2025.

(10) Subject to achievement of performance conditions assumed at target, 100% of these shares vest on March 9, 2025.

(11) Subject to achievement of performance conditions assumed at target, 100% of these shares vest on May 13, 2024.

(12) Subject to achievement of performance conditions assumed at target, 100% of these shares vest on March 16, 2024.

(13) Outstanding stock options held by Mr. Meslow at the time of his termination of employment were treated in accordance with the existing terms of the 2020 Plan (and its predecessor plan) and the applicable award agreements thereunder (i.e., stock options that were vested at the time of his separation remain exercisable for one year following his separation date and unvested stock options were forfeited).

Option Exercises and Stock Vested Information for Fiscal 2022

The following table provides information relating to option awards exercised and RSU and PSU awards vested during fiscal 2022.

NAME	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)[1]	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)[2]
Ms. Boswell	0	0	0	0
Ms. Arlin	0	0	47,865	2,309,393
Ms. Rosen	0	0	2,019	81,285
Ms. Riley	0	0	14,379	596,079
Mr. Wu	0	0	4,899	196,281
Ms. Nash	0	0	2,829	109,369
Mr. Meslow	93,737	1,479,167	89,434	4,431,580

(1) Option Award Value Realized is calculated based on the difference between the sale price and the option exercise price.

(2) Stock Award Value Realized is calculated based on the closing stock price on the date the RSUs or PSUs vested.

Potential Payments Upon Termination or Change in Control

We have entered into certain agreements with our current NEOs that will require us to provide compensation in the event of certain terminations of employment, including a termination following a change in control of our Company.

The following tables set forth the expected benefits to be received by each of our current NEOs in the event of termination resulting from various scenarios, assuming a termination date of January 28, 2023, and a stock price of $44.65, the closing price of our Common Stock on January 27, 2023 (the last trading day during fiscal 2022). Each scenario relates to the single termination event described and amounts are not cumulative in situations where multiple scenarios may apply. Assumptions and explanations of the numbers set forth in the tables below are set forth in additional text following the tables.

	INVOLUNTARY WITHOUT CAUSE OR VOLUNTARY WITH GOOD REASON ($)	INVOLUNTARY WITHOUT CAUSE FOLLOWING CHANGE IN CONTROL ($)	DEATH[6] ($)	DISABILITY ($)	VOLUNTARY OR RETIREMENT ($)
Ms. Boswell					
Base Salary[1]	3,000,000	3,000,000	—	—	—
IC[2]	5,700,000	7,315,950	—	—	—
Value of Vested Stock[3]	114,661	4,127,580	4,127,580	4,127,580	—
Benefits and Perquisites[4]	48,257	48,257	2,000,000	300,000	—
Total	**8,862,918**	**14,491,787**	**6,127,580**	**4,427,580**	**—**
Ms. Arlin[7]					
Base Salary[1]	1,600,000	1,600,000	—	—	—
IC[2]	1,840,000	2,220,175	—	—	—
Cash Retention[5]	360,000	360,000	360,000	360,000	—
Value of Vested Stock[3]	2,063,678	3,575,304	3,575,304	3,575,304	—
Benefits and Perquisites[4]	45,183	45,183	1,600,000	300,000	—
Total	**5,908,861**	**7,800,662**	**5,535,304**	**4,235,304**	**—**
Ms. Rosen					
Base Salary[1]	2,000,000	2,000,000	—	—	—
IC[2]	3,200,000	3,676,102	—	—	—
Cash Retention[5]	600,000	600,000	600,000	600,000	—
Value of Vested Stock[3]	3,920,047	5,709,887	5,709,887	5,709,887	—
Benefits and Perquisites[4]	48,257	48,257	2,020,945	320,945	—
Total	**9,768,304**	**12,034,246**	**8,330,832**	**6,630,832**	**—**
Ms. Riley					
Base Salary[1]	1,600,000	1,600,000	—	—	—
IC[2]	1,600,000	2,032,346	—	—	—
Cash Retention[5]	360,000	360,000	360,000	360,000	—
Value of Vested Stock[3]	1,892,892	3,173,276	3,173,276	3,173,276	—
Benefits and Perquisites[4]	48,257	48,257	1,611,112	311,112	—
Total	**5,501,149**	**7,213,879**	**5,144,388**	**3,844,388**	**—**
Mr. Wu					
Base Salary[1]	1,450,000	1,450,000	—	—	—
IC[2]	1,450,000	1,821,978	—	—	—
Cash Retention[5]	326,250	326,250	326,250	326,250	—
Value of Vested Stock[3]	1,479,522	2,556,748	2,556,748	2,556,748	—
Benefits and Perquisites[4]	—	—	1,461,112	311,112	—
Total	**4,705,772**	**6,154,976**	**4,344,110**	**3,194,110**	**—**

	INVOLUNTARY TERMINATION OF SERVICE ($)	CHANGE IN CONTROL ($)	DEATH[6] ($)	DISABILITY ($)	VOLUNTARY RESIGNATION FROM THE BOARD ($)
Ms. Nash					
Base Salary	—	—	—	—	—
IC	—	—	—	—	—
Value of Vested Stock[3]	16,884,219	16,884,219	16,884,219	16,884,219	—
Benefits and Perquisites[4]	—	—	1,500,000	300,000	—
Total	16,884,219	16,884,219	18,384,219	17,184,219	—

(1) In the event of a termination of the NEO's employment by the Company other than for "Cause" or by the NEO for "Good Reason," other than during the three-month period prior to or the 24-month period following a "Change in Control," the NEO will receive continued payment of base salary for 24 months following the termination date in accordance with the Company's normal payroll practices. If such termination occurs within the three-month period prior to or the 24-month period following a Change in Control, the NEO will receive a lump sum payment equal to two times his or her annual base salary. The foregoing payments are subject to such NEO's execution and non-revocation of a release of claims.

(2) In the event of a termination of the NEO's employment by the Company other than for "Cause" or by the NEO for "Good Reason," other than during the three-month period prior to or the 24-month period following a "Change in Control," the NEO will receive bonus payments based on the bonus amounts the NEO would have received under the 2015 ICPP had the NEO remained employed by the Company for four seasons following the NEO's termination date plus a pro rata amount for the season in which the termination occurs. If such termination occurs within the three-month period prior to or the 24-month period following a Change in Control, the NEO will receive a lump sum amount equal to the sum of the last four seasonal bonus payments received under the 2015 ICPP, plus a pro rata amount for the season in which the termination occurs (based on an average of the prior four payments received). For purposes of these tables, future bonus amounts are assumed at target levels. For Ms. Boswell, the seasonal target incentive award opportunity was used for purposes of calculating the last four seasonal bonus payments since she was not eligible for four seasonal payouts due to the date of her commencement of employment.

(3) Reflects the value of the "double-trigger" acceleration of unvested stock options, RSUs and PSUs in the event of a termination of the NEO's employment by the Company without "Cause" or by the NEO for "Good Reason" within three months prior to or 24 months following a "Change in Control" or due to the NEO's death or "Disability." In the event of a termination of the NEO's employment by the Company without "Cause" or by the NEO for "Good Reason" absent a "Change in Control," unvested stock options, RSUs and PSUs will accelerate on a pro-rated basis. For purposes of these tables, PSUs are assumed achieved at target levels. Under the terms of Ms. Nash's equity awards, her RSUs (i) will be forfeited upon her voluntary resignation from the Board or her voluntary determination not to stand for reelection to the Board prior to vesting and (ii) will vest in full upon her involuntary termination of service or termination of service or due to death or disability.

(4) Reflects estimates for benefits and perquisites payable to the NEOs upon a termination of employment, which includes an amount equal to two years of COBRA premiums (based on the premium rate in effect as of January 28, 2023). Under the death and disability scenarios, the applicable amounts include proceeds from life and disability insurance policies, as applicable, and the value of unvested retirement plan balances that would become vested, as applicable.

(5) In the case of the NEO's termination of employment by the Company without "Cause," by the NEO for "Good Reason," due to the death of the NEO or the NEO's disability, the amounts reflect remaining unpaid retention bonus amounts, as applicable.

(6) Generally, in the event of a NEO's death, subject to the achievement of any underlying performance conditions, any time-vesting conditions are deemed satisfied. RSUs and PSUs awarded to our NEOs continue to be subject to continued vesting based on performance.

(7) On April 6, 2023, the Company announced that Ms. Arlin will cease serving as Chief Financial Officer effective on July 29, 2023, or such earlier date on which her successor commences employment with the Company. If the Transition Date occurs before July 29, 2023, Ms. Arlin is expected to remain a Company associate through July 29, 2023, and be available to provide transition services in connection with the appointment of a new Chief Financial Officer. Subject to Ms. Arlin's continued employment in good standing through the Separation Date, on such date Ms. Arlin's employment with the Company will be terminated without "cause" and she will become entitled to the payments and benefits applicable on such a termination under the terms of the executive severance agreement and the executive retention agreement between the Company and Ms. Arlin, each dated May 13, 2022, in accordance with and subject to the terms thereof, including the Company's receipt of an effective release of claims against the Company from Ms. Arlin.

In connection with Mr. Meslow's termination of employment and his entering into the Transition and Release Agreement, Mr. Meslow will receive an aggregate cash amount equal to $7.0 million, payable in accordance with the Company's normal payroll practices over 24 months following his termination of employment. In addition, Mr. Meslow will be eligible to receive Company paid health coverage under the Company's group health plan for up to 24 months, valued at $44,819 as of January 28, 2023. Because Ms. Nash's appointment as Executive Chair and Interim Chief Executive Officer was intended to be temporary, the Company did not enter into an agreement with Ms. Nash that provides for severance protection.

The HCC Committee retains discretion to provide, and in the past has provided, additional benefits to NEOs upon termination or resignation if it determines the circumstances so warrant.

Confidentiality, Non-competition and Non-solicitation Agreements

As a condition to each NEO's entitlement to receive certain severance payments and equity vesting acceleration upon certain termination scenarios, the NEO is required to execute a release of claims against the Company and shall be bound by the terms of certain restrictive covenants, including non-competition and non-solicitation agreements which prohibit the NEO from soliciting or diverting any current or potential associates, customer or supplier or competing with any of the Company's businesses in which he or she has been employed for a period of one year from the date of termination.

Termination Provisions—Definitions of Cause and Good Reason

The agreements for Mses. Boswell, Arlin, Rosen and Riley and Mr. Wu contain customary definitions of cause and good reason. "Cause" generally means that (i) the applicable NEO was grossly negligent in the performance of his or her duties with the Company (in each case, other than a failure resulting from his or her incapacity due to physical or mental illness); (ii) the NEO has pled "guilty" or "no contest" to or has been convicted of an act which is defined as a felony under federal or state law; (iii) the NEO engaged in misconduct in bad faith which could reasonably be expected to materially harm the Company's business or its reputation; or (iv) the NEO committed or engaged in sexual harassment (including creation of a hostile work environment), gender discrimination and retaliation related to the foregoing or a violation of any policy of the Company relating to sexual harassment (including creation of a hostile work environment), gender discrimination and retaliation related to the foregoing.

In addition, Mses. Boswell, Arlin, Rosen and Riley and Mr. Wu have the right to resign for "Good Reason" in case of certain events. "Good Reason" generally means (i) for Ms. Boswell, the failure to continue as Chief Executive Officer of the Company (or, in the event of a change in control, the resulting ultimate parent company) and, for Mses. Arlin, Riley and Rosen and Mr. Wu, a material diminution in the NEO's position as of the date set forth in the severance agreement; (ii) the assignment to the NEO of any duties materially inconsistent with, and that constitute a material adverse change to, his or her duties, authority, responsibilities or reporting requirements or structure, including, for Mses. Arlin, Riley and Rosen and Mr. Wu, ceasing being a direct report of the Chief Executive Officer of the Company; (iii) his or her mandatory relocation to an office location more than fifty (50) miles from the NEO's principal office location in the Columbus, Ohio area; (iv) the failure by the Company to obtain the assumption in writing of its obligation to perform the agreement by a successor; (v) for Ms. Boswell only, a reduction in her annual base salary, target annual bonus opportunity or target annual equity award opportunity (other than any across the board reduction in annual base salary not to exceed 15% of the annual base salary (and corresponding decrease in target annual bonus opportunity) that applies uniformly to Ms. Boswell and similarly situated executives of the Company); (vi) for Ms. Boswell only, the Company's failure to renominate Ms. Boswell to the Board upon the expiration of her term of service as a member of the Board occurring during her employment; or (vii) for Ms. Boswell only, any other material breach by the Company of any material agreement between her and the Company.

Payments Upon a Termination in Connection with a Change in Control

A "Change in Control" of the Company will generally be deemed to have occurred upon the first to occur of any of the following events:

(a) any person, together with all affiliates, becomes a beneficial owner of securities representing 33% or more of the combined voting power of the voting stock then outstanding;

(b) during any period of 24 consecutive months, individuals who at the beginning of such period constitute the Board (and any new director, whose election by the Board or nomination for election by the stockholders of the Company was approved by a vote of at least two-thirds of the directors then in office who either were directors at the beginning of the period or whose election or nomination for election was so approved) cease for any reason to constitute a majority of directors then constituting the Board;

(c) a reorganization, merger or consolidation of the Company is consummated, unless more than 50% of the outstanding shares of Common Stock resulting from such reorganization, merger or consolidation are beneficially owned by individuals and entities who beneficially owned the Company's voting stock outstanding just prior to such reorganization, merger or consolidation; or

(d) the consummation of a complete liquidation or dissolution of the Company or the sale or other disposition of all or substantially all of the assets of the Company.

Participants in the 2020 Plan (and its predecessor plan) receive accelerated vesting of equity awards upon a Change in Control in the event of the participant's termination of employment (other than for Cause) within 24 months of the Change in Control ("double trigger" vesting).

No Tax Gross-up

In the event of a Change in Control, none of our NEOs are entitled to reimbursement or gross-up for any excise taxes that may be imposed under Section 280G of the Code.

2022 Pay Ratio Disclosure

Pay Ratio

In accordance with the requirements of Section 953(b) of the Dodd-Frank Act and Item 402(u) of Regulation S-K (which we collectively refer to as the "Pay Ratio Rule"), we are providing the following estimated information for fiscal 2022:

- the median of the annual total compensation of all our employees (except our Chief Executive Officer) was $10,669;
- the annualized total compensation of our Chief Executive Officer was $9,964,565; and
- the ratio of these two amounts is 934 to 1. We believe that this ratio is calculated in a manner consistent with the requirements of the Pay Ratio Rule.

Methodology for Identifying Our "Median Employee"

Identifying and Adjusting Our Employee Population

To identify the median of the annual total compensation of all of our employees (other than our Chief Executive Officer), we identified our total employee population as of January 28, 2023, the last day of our fiscal year. Our employee population consisted of full-time, part-time, seasonal and temporary employees globally.

Determining Our Median Employee

To identify our median employee, we calculated the cash compensation paid during the fiscal year for the employee population, annualizing the cash compensation of any permanent employee who joined the Company during the fiscal year. We identified the median compensation amount using this compensation measure which was consistently applied to all our employees in the calculation. We then selected a reasonably representative employee with total compensation equal to the median compensation amount as our "median employee."

Using the methodologies described above, we determined that our median employee was a part-time, hourly employee. The total compensation of the median employee was $10,669.

Determination of Annual Total Compensation of Our Median Employee and Our Chief Executive Officer

Once we identified our median employee, we then calculated such employee's annual total compensation for 2022 using the same methodology we used for purposes of determining the annual compensation of our NEOs for 2022.

For the purpose of calculating our Chief Executive Officer's total annual compensation used to determine our CEO pay ratio, as permitted by Commission rules, we elected to annualize the compensation of Ms. Boswell, who was serving as Chief Executive Officer on January 28, 2023, the determination date for identifying our median employee. Since Ms. Boswell was appointed Chief Executive Officer effective on December 1, 2022, we annualized her Salary and Non-Equity Incentive Plan Compensation as disclosed in the 2022 Summary Compensation Table, and added the disclosed values of her Bonus, Stock Awards and other components of All Other Compensation to arrive at a value of $9,964,565, used for the ratio of annual total compensation for our Chief Executive Officer to the annual total compensation for our median employee:

- we annualized Ms. Boswell's base salary to $1,500,000 (from the $213,462 reported in the 2022 Summary Compensation Table); and
- we annualized Ms. Boswell's non-equity incentive plan compensation to $2,850,000 based on her annual target amount (from the $1,080,964 reported in the 2022 Summary Compensation Table).

We did not annualize Ms. Boswell's stock awards, as the full grant date fair value of those the one-time sign-on award is already included in Ms. Boswell's fiscal 2022 compensation under Commission rules. Similarly, we did not annualize Ms. Boswell's one-time cash sign-on bonus or her relocation benefit and aircraft usage in connection with her relocation from her residence in Florida, as those were benefits associated with a point in time and the full amount is included in Ms. Boswell's fiscal 2022 compensation.

The Commission's rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and apply various assumptions and, as a result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies. Our median employee worked approximately 11 hours per week during fiscal 2022. If the total compensation per hour earned by the median employee was extrapolated to full-time employment, the median employee's annual total compensation would be approximately $37,100 and the ratio would be 269 to 1.

2022 Pay Versus Performance Disclosure

The following table sets forth the compensation for our Principal Executive Officers ("PEO") and the average compensation for our other non-PEO NEOs, both as reported in the 2022 Summary Compensation Table and with certain adjustments to reflect the "compensation actually paid" (as defined under Commission rules) to such individuals for each of fiscal 2022, 2021 and 2020. The table also provides information on our cumulative total shareholder return ("TSR"), the cumulative TSR of our peer group, our net income and our adjusted operating income over such years in accordance with Commission rules.

	BOSWELL[(1)]		NASH[(1)]		MESLOW[(1)]		WEXNER[(1)]	
YEAR	SUMMARY COMPENSATION TABLE "SCT" TOTAL FOR PEO ($)	COMPENSATION ACTUALLY PAID TO PEO ($)[(2)]	SUMMARY COMPENSATION TABLE TOTAL FOR PEO ($)	COMPENSATION ACTUALLY PAID TO PEO ($)[(2)]	SUMMARY COMPENSATION TABLE TOTAL FOR PEO ($)	COMPENSATION ACTUALLY PAID TO PEO ($)[(2)]	SUMMARY COMPENSATION TABLE TOTAL FOR PEO ($)	COMPENSATION ACTUALLY PAID TO PEO ($)[(2)]
2022	6,908,991	7,029,815	22,795,013	21,646,899	9,467,439	(115,380,126)	N/A	N/A
2021	N/A	N/A	N/A	N/A	17,668,627	90,562,269	N/A	N/A
2020	N/A	N/A	N/A	N/A	18,494,939	56,713,648	1,554,209	(1,902,884)

			VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON:			
YEAR	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOS ($)[(2)(3)]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOS ($)[(2)(3)]	TOTAL SHAREHOLDER RETURN ($)[(4)]	PEER GROUP TOTAL SHAREHOLDER RETURN ($)[(4)]	NET INCOME ($M)	ADJUSTED OPERATING INCOME ($M)[(5)]
2022	6,048,032	5,371,173	248.05	123.99	800	1,376
2021	5,340,605	6,947,481	297.58	149.72	1,333	2,019
2020	3,550,502	3,936,298	178.17	141.39	844	1,634

(1) The Company's PEOs include the following: (i) for fiscal 2022, Gina Boswell, Sarah Nash and Andrew Meslow; (ii) for fiscal 2021, Andrew Meslow; and (iii) for fiscal 2020, Andrew Meslow and Leslie Wexner.

(2) The "compensation actually paid" ("CAP") for the PEOs and average CAP for the Company's non-PEO NEOs in each of fiscal 2022, 2021 and 2020 reflect such individuals' "Total Compensation" for the applicable year (as reported in the Summary Compensation Table for such year), as reflected in the table above, adjusted as set forth in the table below in accordance with Commission rules. The dollar amounts of CAP reflected in the table above do not reflect the actual amount of compensation earned by or paid to the PEOs or our other NEOs during the applicable fiscal year, but rather reflect each NEO's CAP for such year determined pursuant to Commission rules. For information regarding the decisions made by the HCC Committee in regards to the Company's PEOs' and other NEOs' compensation for fiscal 2022, see "—Compensation Discussion and Analysis" above.

	TOTAL FROM SUMMARY COMPENSATION TABLE ("SCT") ($)	SUBTRACT FAIR VALUE ("FV") OF AWARDS GRANTED IN YEAR FROM SCT(a) ($)	ADD FV OF EQUITY AWARDS GRANTED DURING THE COVERED FISCAL YEAR REMAINING OUTSTANDING AND UNVESTED AT THE END OF THE COVERED FISCAL YEAR(a) ($)	ADD FV OF EQUITY AWARDS GRANTED DURING THE COVERED FISCAL YEAR AND VESTED DURING THE COVERED FISCAL YEAR(a) ($)	CHANGE IN FV OF ALL THE EQUITY AWARDS GRANTED DURING ANY PRIOR FISCAL YEAR AND VESTED DURING THE FISCAL YEAR(a) ($)	CHANGE IN FV OF EQUITY AWARDS GRANTED DURING ANY PRIOR FISCAL YEAR THAT FAIL TO MEET THE APPLICABLE VESTING CONDITIONS DURING THE COVERED FISCAL YEAR(a) ($)	CHANGE IN FV OF EQUITY AWARDS GRANTED DURING ANY PRIOR FISCAL YEAR REMAINING OUTSTANDING AND UNVESTED AS OF THE END OF THE COVERED FISCAL YEAR(a) ($)	COMPENSATION ACTUALLY PAID ($)
Fiscal 2022:								
Ms. Boswell	6,908,991	3,853,024	3,973,847	0	0	0	0	7,029,815
Ms. Nash	22,795,013	17,412,228	16,342,298	0	(43,538)	0	(34,646)	21,646,899
Mr. Meslow	9,467,439	0	0	0	(451,632)	(124,395,933)	0	(115,380,126)
Non-PEO NEO Average	6,048,032	2,642,339	2,409,483	0	(141,718)	0	(302,285)	5,371,173
Fiscal 2021:								
Mr. Meslow	17,668,627	7,348,518	6,102,879	0	1,405,205	0	72,734,076	90,562,269
Non-PEO NEO Average	5,340,605	1,126,764	1,023,384	0	735,793	(480,289)	1,454,751	6,947,481
Fiscal 2020:								
Mr. Meslow	18,494,939	12,330,555	47,762,216	—	(287,960)	—	3,075,007	56,713,648
Mr. Wexner	1,554,209	—	—	—	(1,416,835)	(3,181,827)	1,141,568	(1,902,884)
Non-PEO NEO Average	3,550,502	266,664	318,622	—	(218,354)	(760,169)	1,312,361	3,936,298

(a) Represents the fair value of equity awards calculated in accordance with ASC Topic 718 Compensation—Stock Compensation.

Stock options are valued on the applicable measurement date using the Black-Scholes option pricing model. Valuation assumptions are based on an expected term calculated as the product of (i) the original expected term multiplied by (ii) the ratio of remaining and original terms. Dividend yield is calculated based on the projected dividend at the time of measurement over the expected term. Volatility is calculated based on historical volatility at the time of measurement for the same time period as the expected term. The risk-free interest rate is based on U.S. treasury rates on the measurement date for a time period that most closely aligns with the expected term.

RSUs and PSUs are valued based on the fair market value of a share of Common Stock on the measurement date, adjusted for anticipated dividend yields. PSU value is determined based on the probable outcome of the performance conditions as of the applicable measurement date.

(3) The average compensation for the non-PEO NEOs reflects the compensation for the following individuals: (i) for fiscal 2022, Wendy Arlin, Julie Rosen, Deon Riley and Michael Wu; (ii) for fiscal 2021, Wendy Arlin, James Bersani, Julie Rosen, Deon Riley and Stuart Burgdoerfer; and (iii) for fiscal 2020, Stuart Burgdoerfer, James Bersani, Julie Rosen, Deon Riley, Charles McGuigan and Shelley Milano.

(4) TSR is cumulative for the measurement periods beginning on February 2, 2020, and ending on the last day of each of fiscal 2022, 2021 and 2020, calculated in accordance with Item 201(e) of Regulation S-K, including reinvestment of dividends. The Company's stock prices prior to August 3, 2021, have been adjusted to give effect to the spin-off of Victoria's Secret & Co. Peer group TSR for purposes of this table is calculated based on the Standard & Poor's 500 Retail Composite Index.

(5) Adjusted operating income is a non-GAAP financial measure that reflects the Company's operating income excluding certain special items. Attached as Appendix A are reconciliations of the Company's fiscal 2022, 2021 and 2020 adjusted operating income to the Company's fiscal 2022, 2021 and 2020 GAAP operating income, as well as other important disclosures regarding non-GAAP financial measures. For fiscal 2022, we did not make any adjustments to operating income; therefore, for fiscal 2022, adjusted operating income is equal to our GAAP operating income.

Most Important Performance Measures for Fiscal 2022

The following table sets forth a list of the performance measures that we view as the "most important" measures for linking our PEO and other NEO pay to performance for fiscal 2022. While these financial measures are considered the most important measures, additional financial and other measures were also considered to align pay and performance as further described under the heading "—Compensation Discussion and Analysis" above.

PERFORMANCE MEASURE
Adjusted operating income
Revenue growth
Cumulative operating income as a percentage of cumulative sales ("operating income margin")

From the above list of performance measures, we view adjusted operating income as our most important financial performance measure used to link compensation actually paid to our PEOs and other NEOs to Company performance for fiscal 2022. Adjusted operating income is a key component of the Company's performance-based incentive compensation program and is a performance measure over which our NEOs can have significant impact. In addition, adjusted operating income is directly linked to the Company's long-term strategic growth plan and performance that drive stockholder value and is highly correlated with fluctuations in our stock price.

As for the other performance measures listed in the table above, revenue growth and operating income margin are equally weighted metrics in our long-term performance-based incentive compensation program for fiscal 2022, which was a key component of our NEOs' pay in 2022.

For additional information regarding how the above listed performance measures were utilized as part of our executive compensation program in fiscal 2022, see "—Compensation Discussion and Analysis."

Relationship Between CAP and TSR, Net Income and Adjusted Operating Income

The following charts illustrate the relationship between CAP and each of the Company's total shareholder return, net income and adjusted operating income over the Company's fiscal 2020, 2021 and 2022.

As reflected in the charts below, CAP increased in years of positive TSR performance and decreased in 2022 when the Company had negative TSR performance. This alignment of pay and performance reflects our compensation structure that emphasizes performance-based compensation.

CAP vs. TSR

The chart below shows that the cumulative amount of CAP to our PEOs and the average amount of CAP to our other NEOs are aligned with the Company's TSR over the covered fiscal years. We believe this is due primarily to the significant emphasis we place on long-term equity incentive awards in our executive compensation program, the values of which are tied directly to our stock price performance, as well as the Company's financial performance.



CAP vs. Net Income

The chart below reflects the close alignment of CAP with our net income. As shown in the chart below, the Company's net income increased in fiscal 2021 compared to fiscal 2020 but decreased in fiscal 2022 when the challenging macroeconomic environment, including inflationary pressure, negatively impacted our cost structure and customer spending. The decrease in net income in fiscal 2022 is directly tied to corresponding decreases in our PEOs' cumulative CAP and the average of our other NEOs' CAP in fiscal 2022.



CAP vs. Adjusted Operating Income

As reflected in the chart below, the trend in our adjusted operating income performance during fiscal 2020 through 2022 is reflected in our PEOs' cumulative CAP and the average of our other NEOs' CAP during the same period. Adjusted operating income is a key company performance measure utilized under our short-term performance-based incentive compensation program, as well as our long-term equity incentive program (in the form of operating income margin). In fiscal 2020 and 2021, adjusted operating income performance exceeded expectations resulting in short-term incentive payouts above target. In fiscal 2022, short-term cash incentive payments to our NEOs reflected a lower percentage of target compared to prior years, which aligned with our adjusted operating income performance.



Relationship Between Company TSR and Peer Group TSR

As shown in the chart below, the Company's three-year cumulative TSR has outperformed companies included in our industry index (S&P 500 Retail Composite Index).



Stockholder Proposal Regarding an Independent Board Chairman
(Item 5 on the Proxy Card)

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278, owner of 90 shares of Common Stock, has notified the Company that he intends to submit the following proposal at the 2023 annual meeting:

Proposal 5 – Independent Board Chairman



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board on an accelerated basis.

It is a best practice to adopt this policy soon. However this policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and our company. The job of the CEO is to manage the company. The job of the Chairman is to oversee the CEO and management.

- There is no statement that the lead director has a key role for the strategic direction of the company.
- There is no example of a lead director prevailing when there is a disagreement between the Chairman/CEO and lead director.

A Lead Director is no substitute for an independent Board Chairman. A lead director is not responsible for the strategic direction of the company. And a Chairman/CEO can ignore the advice and feedback from a lead director. According to the 2022 Bath & Body Works annual meeting proxy the Lead Director has limited duties and lacks in having exclusive powers.

These are some of the vague principle tasks of the lead director according to the 2022 Bath & Body Works annual meeting proxy that allow for these conclusions:

- serves as a liaison between the Executive Chair and independent directors, a role that others can play.
- can only approve of information sent to the Board, no role in directing what specific information is initiated.
- reviews proposed Board meeting agendas, a review that can be ignored.
- approves meeting schedules but only to make sure there is enough time.
- has the authority to call meetings of some of the directors, a role that others can play.

Plus management fails to give shareholders enough information on this topic to make a more informed decision. There is no management comparison of the *exclusive powers* of the Office of the Chairman and the de minimis *exclusive powers* of the Lead Director.

Please vote yes:
Independent Board Chairman – Proposal 5

RESPONSE TO STOCKHOLDER PROPOSAL REGARDING AN INDEPENDENT BOARD CHAIRMAN

The Board is committed to strong corporate governance and independent leadership on the Board. The Company's Nominating & Governance Committee charter already requires that two separate people hold the office of the Chair and the office of the Chief Executive Officer. Our Board Chair is also an independent director. As such, the Board has determined that support for this proposal is unwarranted and further believes that requiring that the Chair be independent is not necessary to promote independent Board oversight and is not in the best interest of the Company and its stockholders. The Company believes that it is in the best interests of its stockholders to retain flexibility to determine the optimal leadership structure at any given time. In addition, the Company believes that the independence of our Board committees and other strong corporate governance practices ensure and encourage independent oversight. Consequently, the Board recommends a vote AGAINST the proposal.

Key Reasons to Vote Against this Proposal.

- The Company already has an independent Board Chair.
- The Company's Nominating & Governance Committee charter already requires that our Chair be distinct from our Chief Executive Officer.
- If our Chair is not an independent director, our corporate governance principles require that there will be a Lead Independent Director with robust leadership responsibilities to provide further independent oversight.
- The Board believes that it should retain the flexibility to maintain a leadership structure that best serves the interests of the Company at a particular time.
- The Company's existing governance practices and current leadership structure promote effective and independent Board oversight.
- The Company's strong corporate governance policies, including stockholders' right to call a special meeting and our robust stockholder outreach program, promote effective and independent Board oversight and accountability to stockholders.

The Company already has an independent Chair.

The Board already has an independent Chair. Its current Chair, Sarah Nash, is independent under the applicable Commission and NYSE standards. Since May 2020, Ms. Nash has been the independent Chair of our Board, except when she temporarily served as the non-independent Executive Chair from February 2022 until January 28, 2023, when the Company was identifying a permanent Chief Executive Officer and then to provide for a smooth transition. From March 10, 2022, through January 28, 2023, the Board appointed a Lead Independent Director to provide further independent oversight.

The Board believes that Ms. Nash's strong leadership and governance experience enable her to lead the Board effectively and independently. As Chair, Ms. Nash presides at all meetings of stockholders and of the Board and, along with the rest of our directors, ensures that the Board's time and attention are focused on the effective oversight of the matters most critical to the Company.

Our Nominating & Governance Committee charter already requires that our Chair be distinct from our Chief Executive Officer.

We therefore believe that it is unnecessary to adopt any additional policy or further amend our governing documents to separate these offices as suggested in the proposal.

If the Board were to elect a non-independent Chair in the future, the Board will designate a Lead Independent Director.

Our corporate governance principles provide that if the role of Chair were to be filled by a director that does not qualify as an independent director under the relevant standards, which again is not the current situation, the Board will designate a Lead Independent Director. If designated, our corporate governance principles provide that the Lead Independent Director will have the following roles and responsibilities:

- presiding at all meetings of the Board at which the Chair is not present, including executive sessions of our independent and non-management directors;
- serving as a liaison between our Chair and our independent and non-management directors;
- approving information sent to the Board;
- collaborating with the Chair to set meeting agendas for the Board;
- approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;
- having the authority to call meetings of the independent and non-management directors;

- if requested by major stockholders, ensuring that he or she is available for consultation and direct communication;
- assisting the Chair and the Board in assuring compliance with and implementation of the Company's corporate governance principles; and
- performing any other duties that may be deemed appropriate or necessary by the Board.

The Board believes that it should retain the flexibility to maintain a leadership structure that best serves the interests of the Company at a particular time.

The Company's governing documents provide the Board flexibility to determine the appropriate leadership structure for the Company, including whether the Chair should be independent. The most effective leadership structure at a given time will depend on a variety of factors, including the Company's strategic direction, the Board's assessment of its leadership needs at the time and the best interests of the Company's stockholders.

While the Board believes that it is currently appropriate to have an independent Chair, it also believes that it should retain the ability to determine a leadership structure that best serves the interests of the Company and its stockholders at a particular time in accordance with its fiduciary duties, rather than pursuant to an inflexible policy established in advance. The stockholder proposal mandates a one-size-fits-all form of Board leadership that, if adopted, would unnecessarily limit the Board's options in applying the leadership structure it needs to ensure appropriate alignment with the Company's evolving business and strategic needs and selecting the most appropriate individual to lead the Board at any given time. The Board has deep knowledge of the strategic goals of the Company, the unique opportunities and challenges it faces, and the various capabilities of our directors and management, and is therefore best positioned to determine the most effective leadership structure to protect and enhance long-term stockholder value.

The Company's existing governance practices and current leadership structure promote effective and independent Board oversight.

A policy requiring an independent Chair is also unnecessary given the Company's strong governance practices and policies that encourage independent Board oversight and accountability to stockholders. The Company's strong corporate governance policies and practices, including the items outlined below, empower our independent directors to effectively oversee management.

- We have a diverse and experienced Board whose members are elected annually by our stockholders.
- Our corporate governance principles require that a majority of our directors be independent, and that our Audit Committee, HCC Committee and Nominating & Governance Committee consist solely of independent directors.
- All of our current directors, except our Chief Executive Officer, are independent, and all of our Board committees are composed entirely of independent directors.
- The independent directors of the Board meet in regular executive sessions, providing opportunities for discussion regarding matters that they deem relevant or appropriate.
- All directors have full access to all members of management, other Company associates and outside advisors.
- Board composition and tenure decisions are in part based on feedback from our annual Board and Committee evaluations.
- As a result of the Company's Board refreshment efforts, more than 75% of the Company's directors having joined the Board since 2019, and 12 of the Company's 13 directors are independent, resulting in a balanced range of tenures and ensuring both continuity and fresh perspectives among our Board members.

The Company's strong corporate governance policies, including our stockholders' right to call a special meeting and our robust stockholder outreach program, promote effective and independent Board oversight and accountability to stockholders.

The Board believes that the Company's corporate governance practices and policies provide transparency and accountability of the Board to all Company stockholders and allow stockholders to advance their points of view:

- *Right to Call Special Meeting.* Our Bylaws permit stockholders holding at least 25% of our outstanding shares of Common Stock to call a special meeting.

- *Proxy Access for Director Nominations.* The Company has adopted a proxy access bylaw that allows any stockholder (or group of up to 20 stockholders) owning 3% or more of the Company's outstanding Common Stock continuously for at least three years to nominate and include in the Company's proxy statement director nominees constituting the greater of two directors or up to 20% of the Board.

- *Stockholder Nomination Rights.* Our Bylaws permit stockholders to nominate directors for consideration at the annual meeting of stockholders.

- *Annual Elections of Directors.* All of the Company's directors are elected on an annual basis and by majority vote of the stockholders in uncontested elections, and stockholders can remove directors with or without cause.
- *Majority Voting for Charter and Bylaw Amendments.* The Company's charter and bylaw provisions do not have supermajority voting provisions—stockholders can approve binding charter and bylaw amendments with a majority vote.

The Company also has a robust stockholder outreach program that enables us to understand and respond to stockholder concerns and views on important issues, including corporate governance matters. In fiscal 2022, we met with approximately 55 of our stockholders representing more than 60% of our shares outstanding as of December 31, 2022, as well as other key stakeholders and prospective investors. We believe these meetings strengthen our relationship with our stockholders and reinforce our commitment to incorporate stockholder feedback into various decisions made by the Board and management.

In light of the Company's strong corporate governance practices and policies and the need to retain the flexibility to maintain a leadership structure that best serves the interests of the Company at a particular time, the Board believes that adoption of the stockholder proposal is unnecessary and is not in the best interests of the Company and its stockholders.

WE RECOMMEND THAT YOU VOTE "AGAINST" THE ADOPTION OF THIS STOCKHOLDER PROPOSAL REGARDING AN INDEPENDENT BOARD CHAIR.

Beneficial Ownership of Common Stock

The following table includes certain information about the securities ownership of all directors of the Company, the executive officers of the Company named in the 2022 Summary Compensation Table above and all directors and current executive officers of the Company as a group.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES OF COMMON STOCK BENEFICIALLY OWNED[1][2]	PERCENT OF CLASS
Wendy Arlin	96,961[3]	*
Patricia Bellinger	33,141[3]	*
Alessandro Bogliolo	3,463[3]	*
Gina Boswell	—	*
Lucy Brady	—	*
Francis Hondal	5,154[3]	*
Thomas Kuhn	5,000	*
Danielle Lee	5,154[3]	*
Andrew Meslow	16,675[4]	*
Michael Morris	75,847[3]	*
Sarah Nash	89,842	*
Juan Rajlin	3,463[3]	*
Deon Riley	23,868[3]	*
Julie Rosen	11,535[3]	*
Stephen Steinour	61,143[3][5]	*
J.K. Symancyk	4,822[3]	*
Steven Voskuil	—	*
Michael Wu	9,862[3]	*
All directors and current executive officers as a group (18 people)	443,187[3][5]	*

*   Less than 1%

(1) Unless otherwise indicated, each named person has voting and investment power over the listed shares and such voting and investment power is exercised solely by the named person or shared with a spouse. None of the listed shares have been pledged as security or otherwise deposited as collateral.

(2) Reflects beneficial ownership of shares of Common Stock, and shares outstanding, as of March 31, 2023.

(3) Includes the following number of shares issuable within 60 days of March 31, 2023, upon the exercise or vesting of outstanding stock awards: Ms. Arlin, 36,779; Ms. Bellinger, 3,091; Mr. Bogliolo, 3,091; Ms. Hondal, 3,091; Ms. Lee, 3,091; Mr. Morris, 3,091; Mr. Rajlin, 3,091; Ms. Riley, 5,243; Ms. Rosen, 6,169; Mr. Steinour, 3,091; Mr. Symancyk, 3,091; Mr. Wu, 4,141; and all directors and current executive officers as a group, 88,592.

(4) Includes 4,589 shares held in the Bath & Body Works, Inc. 401(k) Savings and Retirement Plan over which Mr. Meslow has investment power but does not have voting power except to the extent permitted by the Company's Retirement Plan Committee from time to time.

(5) Includes 9,900 shares held in the Patricia M. Steinour Legacy Trust, for which Mr. Steinour has shared voting and investment power, and 9,900 shares held in the Stephen D. Steinour Dynasty Trust, for which Mr. Steinour has shared voting and investment power. Includes 12,925 shares owned by Mr. Steinour's spouse, as to which Mr. Steinour may be deemed to share voting and investment power.

The following table sets forth the names of all persons who, as of the dates indicated below, were known by the Company to be the beneficial owners (as defined in the rules of the Commission) of more than 5% of the shares of Common Stock.

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT BENEFICIALLY OWNED	PERCENT OF CLASS
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, PA 19355	25,351,380	11.10%
Lone Pine Capital LLC, David F. Craver, Brian F. Doherty, Kelly A. Granat, Stephen F. Mandel, Jr. and Kerry A. Tyler[2] Two Greenwich Plaza Greenwich, CT 06830	20,630,231	9.0%
BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10055	16,898,598	7.4%
Third Point LLC[4] 55 Hudson Yards New York, NY 10001	13,751,100	6.02%

(1) As of December 31, 2022, based solely on information set forth in the Schedule 13G/A filed on February 9, 2023, by The Vanguard Group, The Vanguard Group reported having shared voting power over 343,217 shares, sole dispositive power over 24,391,073 shares and shared dispositive power over 960,307 shares.

(2) As of December 31, 2022, based solely on information set forth in the Schedule 13G/A filed on February 14, 2023, by Lone Pine Capital LLC, David F. Craver, Brian F. Doherty, Kelly A. Granat, Stephen F. Mandel, Jr. and Kerry A. Tyler (each, a "Lone Pine Reporting Person"), each Lone Pine Reporting Person has shared voting and shared dispositive power over 20,630,231 shares.

(3) As of December 31, 2022, based solely on information set forth in the Schedule 13G/A filed on January 31, 2023, by BlackRock, Inc., BlackRock, Inc. reported having sole voting power over 15,118,316 shares and sole dispositive power over 16,898,598 shares.

(4) As of March 6, 2023, based solely on information set forth in the Schedule 13D/A filed on March 6, 2023, by Third Point LLC and Daniel S. Loeb (each, a "Third Point Reporting Person"). Each Third Point Reporting Person reported having shared voting power and shared dispositive power over 13,751,100 shares.

General Matters

Delinquent Section 16(a) Reports

The Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, must file reports of ownership and changes in ownership of the Company's equity securities with the Commission. Copies of those reports must also be furnished to the Company. Based solely on a review of the copies of reports furnished to the Company and written representations of the Company's executive officers and directors that no other reports were required, we believe that during fiscal 2022 our executive officers, directors and greater than 10% beneficial owners complied with these filing requirements, except as follows:

- On June 6, 2022, Mr. Mazurek filed a late Form 4 that reported Mr. Mazurek's sale of 16,338 shares of Common Stock that occurred on May 27, 2022. The sale transactions were not timely reported due to an inadvertent administrative error made by the Company.

Stockholder Proposals or Director Nominations for the 2024 Annual Meeting

Stockholder Proposals Pursuant to Rule 14a-8

Proposals submitted for inclusion in the proxy statement for our 2024 annual meeting of stockholders must be received by the Company's Corporate Secretary at our principal executive offices on or before December 20, 2023.

Stockholder Director Nominations for Inclusion in 2024 Proxy Statement

Written notice of stockholder nominations of persons for election as a director at our 2024 annual meeting of stockholders that are to be included in our proxy statement for the 2024 annual meeting of stockholders pursuant to the proxy access provisions in Section 2.05 of our Bylaws must be received by the Company's Corporate Secretary at our principal executive offices no earlier than November 20, 2023, and no later than December 20, 2023. The notice must contain the information required by our Bylaws.

Other Stockholder Proposals

If a stockholder intends to present a proposal or nominate a person for election as a director at the 2024 annual meeting other than as described above, the stockholder must comply with the requirements set forth in Section 2.04 of our Bylaws. The Bylaws require, among other things, that the Company's Corporate Secretary receive written notice of the intent to present a proposal or nomination no earlier than March 10, 2024, and no later than April 9, 2024. The notice must contain the information required by our Bylaws. In addition, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must comply with the additional requirements of Rule 14a-19(b) under the Exchange Act.

Other Proposed Actions

The Board knows of no other matters to be brought before the annual meeting. However, if other matters should come before the meeting, each of the persons named as a proxy intends to vote in accordance with such person's judgment on such matters.

Solicitation of Proxies

We are soliciting proxies primarily by the use of the mail. However, we may also solicit proxies by telephone, email and personal solicitation, in addition to the use of the mail. To the extent our directors or associates participate in this solicitation, they will not receive compensation for their participation, other than their normal compensation. Innisfree M&A Incorporated ("Innisfree") assists us with the solicitation for a fee of $25,000 plus reasonable out-of-pocket expenses. We will, upon request, reimburse banks, brokerage houses and other institutions, nominees and fiduciaries for their expenses in forwarding proxy materials to beneficial owners. We bear all costs associated with this proxy solicitation.

Appendix A

Non-GAAP Financial Measure

As used in this proxy statement, adjusted operating income means the operating income of the Company excluding certain special items. The HCC Committee uses adjusted operating income because it is a performance measure over which the Company's executives can have significant impact and is also directly linked to the Company's long-term growth plan and performance that drive stockholder value. The special items were excluded because the Company believes they are not indicative of the Company's ongoing operations due to their size and nature. Adjusted operating income should not be construed as an alternative to the Company's operating income calculated in accordance with GAAP. The Company's definition of adjusted operating income may differ from similarly titled measures used by other companies. The table below reconciles the adjusted operating income of the Company for fiscal 2022, 2021, 2020 and 2019 to the Company's operating income, the most comparable GAAP financial measure. For fiscal 2022 and 2019, the Company did not make any adjustments to operating income; therefore, for fiscal 2022 and fiscal 2019, adjusted operating income is equal to the Company's fiscal 2022 and fiscal 2019 GAAP operating income, respectively.

Reconciliations of Reported Operating Income to Adjusted Operating Income (in millions)

	2022	2021	2020	2019
Reported Operating Income	$1,376	$2,009	$1,604	$1,040
Plus: Write-off of Inventory due to Tornado[1]	—	9	—	—
Plus: Restructuring Charges[2]	—	—	30	—
Adjusted Operating Income	$1,376	$2,019	$1,634	$1,040

(1) In the fourth quarter of 2021, the Company recognized a pre-tax loss of $9 million related to the write-off of inventory that was destroyed by a tornado at a vendor's facility.

(2) In the second quarter of 2020, the Company recognized pre-tax severance charges of $30 million related to restructuring activities.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 10-K

_____

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 28, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from   to

Commission file number 1-8344

_____

BATH & BODY WORKS, INC.

(Exact name of registrant as specified in its charter)

_____

Delaware	**31-1029810**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
Three Limited Parkway,	
Columbus, Ohio	**43230**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code (614) 415-7000

_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.50 Par Value	BBWI	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $8.1 billion.

Number of shares outstanding of the registrant's Common Stock as of March 10, 2023: 228,766,151.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Registrant's 2023 Annual Meeting of Stockholders are incorporated by reference into Part III.

Table of Contents

ITEM 1. BUSINESS.

General

The company, which was founded in 1963 in Columbus, Ohio, has evolved over time from an apparel-based specialty retailer to a segment leader focused on home fragrance, body care and soaps and sanitizer products operating under the Bath & Body Works, White Barn and other brand names. We strive to make the world a brighter, happier place through the power of fragrance. We care about our customers and believe in giving them a reason to celebrate with fragrance every day. We remain committed to improving our communities and fostering a diverse, equitable and inclusive culture that is focused on delivering exceptional fragrances and experiences. We are home to America's Favorite Fragrances® and offer a breadth of exclusive fragrances for the body and home, including top-selling collections for fine fragrance mist, body lotion and body cream, 3-wick candles, home fragrance diffusers and liquid hand soap. For more than 30 years, customers have looked to Bath & Body Works for quality, on-trend products and the newest, freshest fragrances. We intend to build and transform an already strong foundation into a leading global omnichannel personal care and home fragrance brand.

As of January 28, 2023, our merchandise was sold through 1,802 company-operated stores and e-commerce sites in the United States of America ("U.S.") and Canada, and in 427 stores and 31 e-commerce sites in more than 45 other countries operating under franchise, license and wholesale arrangements.

On August 2, 2021, the company completed the spin-off of its Victoria's Secret business, which included the Victoria's Secret and PINK brands, into an independent publicly traded company ("Victoria's Secret & Co." and such transaction, the "Separation") on a tax-free basis. Accordingly, the operating results of the Victoria's Secret business are reported as discontinued operations for all periods presented. All discussion within this Annual Report on Form 10-K, including amounts, percentages and disclosures for all periods presented, reflect only the continuing operations of the company unless otherwise noted. In connection with the spin-off of the Victoria's Secret business, the company changed its name from L Brands, Inc. to Bath & Body Works, Inc. ("we" or the "Company"). Additionally, starting on August 3, 2021, the Company's common stock began trading on the New York Stock Exchange (the "NYSE") under the stock symbol "BBWI."

Fiscal Year

Our fiscal year ends on the Saturday nearest to January 31. As used herein, "2022," "2021" and "2020" refer to the 52-week periods ended January 28, 2023, January 29, 2022 and January 30, 2021, respectively.

Our Competitive Strengths

We believe the following competitive strengths contribute to our leading market position, differentiate us from our competitors and will drive future long-term sustainable growth:

Industry Leading Brand and Products

We have developed and operate a well-known, beloved and broadly appealing brand, which allows us to target markets across the economic spectrum, across demographics and across the world. We are an affordable luxury brand with covetable offerings, and a key tenet of our strategy is offering products at all price points. Customers look to us to celebrate the season, transport them to another time and place, decorate their home and find the perfect gift.

We have also developed trusted and market leading products in the body care, home fragrance, and soap and sanitizer categories. Our products are differentiated through a combination of fragrance, packaging and quality at accessible prices. We also sell products under our trusted sub brands, including White Barn and Aromatherapy.

In-Store Experience and Store Operations

We view our customers' in-store experience as an important vehicle for communicating the image of our brand. We utilize visual presentation of merchandise, fragrance, in-store marketing, music and our sales associates to reinforce the image represented by our brand. Our in-store marketing is designed to convey the principal elements and personality of our brand. The store design, visual marketing and storytelling, fixtures, scents, and music are all carefully planned and coordinated to create a unique shopping experience. We display merchandise uniformly to ensure a consistent store experience, regardless of location. Store managers receive detailed plans designating fixture and merchandise placement to ensure coordinated execution of the Company-wide merchandising strategy. Our sales associates and store managers are a central element in bringing our seasonal storytelling to life by providing a high level of customer service.

Digital Experience

In addition to our in-store experience, we strive to create a customer-centric digital platform that integrates the digital and physical brand experience and enables convenience for the customer when desired. Our digital presence, including social media, our websites and our loyalty application, allows us to get to know our customers better and communicate with them anytime and anywhere.

Product Development

Quality and innovation are at the core of our sourcing strategy. We seek to drive efficiencies and mitigate risk through our strong technical research and prolific product development. Our merchant, design and sourcing teams have a long history of bringing innovative and covetable products to our customers. Our product offering and assortment strategy are key to elevating our brand, increasing our long-term pricing power and extending our reach.

We believe a large part of our success comes from our ability to quickly assess and effectively adjust to changing consumer preferences. We leverage our differentiated product development capabilities to frequently deliver compelling new fragrances, packaging and other product launches. We are dedicated to delivering a full product pipeline by launching new fragrances and products every four to six weeks, with new products launching nearly every week.

Sourcing and Logistics

Our predominantly domestic, vertically integrated supply chain enables us to successfully navigate a dynamic environment and to respond to changing consumer preferences with speed and agility. Our supplier base includes long-standing vendor relationships, and the majority of our products are produced at Beauty Park, a business park that includes several key vendors within close proximity to our Columbus, Ohio distribution centers. These strategic vendor relationships provide deep capabilities across our product categories.

While our Company-owned distribution centers located in central Ohio are core to our operations, we also utilize third-party distribution centers located throughout North America to position inventory geographically closer to our customers. Third party-operated direct channel fulfillment centers and pop-up fulfillment facilities throughout North America are also used to support our peak needs. In addition, in the fall of 2022, we completed construction of our first Company-operated direct channel fulfillment center. Located near Columbus, Ohio, this facility has 1.1 million square feet of space and state-of-the-art fulfillment capabilities to support the future growth in our direct business (also referred to as digital or e-commerce) and enhanced fulfillment capabilities for our business.

Experienced and Committed Management Team

Our senior management team has significant retail and business experience at Bath & Body Works, Inc. and other companies such as Unilever, Avon Products, The Estée Lauder Companies, Ann Taylor and Loft, Banana Republic, Ross Stores, Abercrombie & Fitch, Madewell, Carter's, Rosetta Stone and KPMG.

Our Board of Directors (the "Board") appointed Gina R. Boswell as our Chief Executive Officer and as a member of our Board, effective December 1, 2022. Sarah E. Nash, who had served as Executive Chair of the Board since February 2022 and Interim Chief Executive Officer since May 2022, remained Executive Chair through January 28, 2023, at which time she transitioned back to independent Chair of the Board.

Growth Strategies

Expanding our Customer Base and Customer Spend

As a leading fragrance company, we deliver customers their favorite fragrances in multiple forms and categories with industry-leading speed and innovation. We manage every touchpoint throughout the customer journey to deliver a highly differentiated shopping experience. We have a large, loyal customer base that spans income levels, age groups and ethnicities. We believe we have significant opportunity to acquire new customers, increase spend and further diversify our customer base.

We are continuing to prioritize investment in our customer experience. As part of this investment, we launched our loyalty program nationwide in the U.S. during August 2022. Our enrollment results have exceeded our initial expectations, with more than 33 million members enrolled to date, and more than 80% of these members were active in the last 12 months. We believe we have opportunity to drive more value and attract more customers to the loyalty program by increasing engagement through personalization, fully integrating the program across social, physical and digital interactions, and making future program enhancements like accelerators and flexible rewards. Our loyalty customers typically spend more, have greater retention rates and make more trips than non-loyalty customers. Our loyalty sales represent approximately two thirds of our U.S. sales since launch in August 2022.

We also believe we have an opportunity to leverage data and analytics to build deeper customer connections to deliver more personalized marketing and develop a more targeted promotion strategy. We believe we can grow our customer base, increase engagement and drive incremental visits, all while decreasing our reliance on broad-based promotions, by implementing a more targeted marketing approach rooted in advanced analytics and customer segmentation.

Optimizing our Product Offering

Our product offering and assortment strategy are key to enhancing our brand, increasing our pricing power and extending our reach. We believe that offering our customer favorites in multiple forms is a competitive differentiator that drives our customer loyalty and purchases. Our cross-category assortment is a key reason for our customers to come back and visit our stores. Our products are designed to be used daily and replenished frequently. We believe we have a strong pipeline of products, and we expect to continue to launch new fragrances and products about every four to six weeks.

Innovation and newness are key drivers of our business, and we believe we have opportunity for growth in our existing categories through new product launches, formula upgrades and packaging refreshes, which we believe drives traffic and repeat customers. We recently launched a new single-wick vessel in candles, which rounds out our candle portfolio and offers a burn time of 30 to 50 hours. We continue to increase our assortment of scent control wallflower heaters that offer our customers choice in how much scent to enjoy in each room of their home. As we look ahead to 2023, we are focused on delivering fresh and compelling new scents and exciting new product expansions to our fragrance portfolio.

In addition, we continue to learn our customers' preferences in new and adjacent product lines and plan to continue to add more new and innovative products over time as we work to expand our brand's global reach. We are focused on leveraging our core strengths in fragrance and innovation to extend our product leadership into categories such as Men's and Wellness. Our Men's business was our fastest growing product category in 2022 as we test new forms and merchandising ideas. We are also expanding our Wellness collection that is geared towards elevating our customer's daily wellness routine with curated collections for body and home.

We are also focused on enhancing our brand by developing products with customers' ingredient preferences in mind and on re-thinking our packaging. By the end of 2023, we anticipate that more than half of our products will be formulated without parabens, sulfates and dyes. We are testing recyclable aluminum soap vessels and have introduced the use of post-consumer recycled content in packaging across several of our product categories. Later in 2023, we will be offering hand soap in large cartons that enable our customers to refill their soap containers. By the end of 2025, we plan to increase the amount of post-consumer recycled content to 33% of our total plastic packaging portfolio.

Expanding our International Business

We have an opportunity to drive growth in our international business, which on a reported basis was approximately 4% of our Net Sales in 2022, leveraging our partnership-based, asset-light model. In 2023, we expect our international business to continue to accelerate and continue to have Net Sales growth and accretive operating margins. We believe we have scaling opportunities in existing markets and opportunities to enter into new markets to drive the growth of our international business. We believe our fragrance portfolio allows successful olfactive distortions to local preferences.

Our franchise partners are committed to greater expansion and opened 89 net new stores in 2022, bringing the total to 427 in over 45 countries (excluding our Company-operated stores in Canada) as of January 28, 2023. Our partners plan to open between 50 and 80 net new international stores in 2023. Additionally, we expect to continue growing the digital components of our international business, including through country-specific web platforms tailored to local languages and preferences and through additional regional expansion. As of January 28, 2023, our partners operated 31 international e-commerce sites, an increase of four from January 29, 2022.

Advancing our Omnichannel Capabilities

We see a significant opportunity to better connect our stores and e-commerce platforms to deliver a seamless experience and increase our customer lifetime value. We are focused on omnichannel initiatives and enhanced capabilities to engage our customers how, when and where they want. During 2022, we rolled out buy online-pickup in store ("BOPIS") to over 800 Company-operated stores and have BOPIS capabilities in more than 1,300 stores as of January 28, 2023. In addition, in the fall of 2022, we completed construction of, and commenced initial operations in, our first Company-operated direct channel fulfillment center with 1.1 million square feet of space and state-of-the-art fulfillment capabilities.

We seek to continuously improve the online experience for our direct channel by enhancing graphics, video and the marketing/content mix, as well as making our websites and loyalty application easier to navigate. We believe our increased focus on mobile and application interactions will continue to provide flexibility and convenience to our customers, while creating a seamless shopping experience. Our shopping and services initiatives will continue to modernize the customer's digital shopping experience through features like enhancing the loyalty program and a shoppable mobile application.

Technology is a key enabler to our growth and separating our information technology systems from Victoria's Secret & Co. (as described below under "Information Systems") will enable us to make future strategic investments to strengthen our omnichannel capabilities.

Real Estate

Company-operated Stores

The following table provides the number of our Company-operated retail stores as of January 28, 2023 and January 29, 2022:

	January 28, 2023	January 29, 2022
United States	1,693	1,651
Canada	109	104
Total	1,802	1,755

The following table provides the changes in the number of our Company-operated retail stores for the past three fiscal years:

	Beginning of Year	Opened	Closed	End of Year
2022	1,755	95	(48)	1,802
2021	1,736	54	(35)	1,755
2020	1,739	27	(30)	1,736

We have a diversified store portfolio in the U.S. and Canada across venue tiers and types, with approximately half of our stores located off-mall as of January 28, 2023. We are continuing our off-mall expansion to limit our exposure to vulnerable mall locations. As a result of our strong brand and established retail presence, we have been able to lease high-traffic locations in most retail centers in which we operate. We proactively manage our stores and adjust our investment levels based on individual store and fleet performance.

Over time, we expect low-single digit annual increases in North American square footage, with off-mall penetration steadily increasing. We will open new stores in emerging non-mall venues or as replacement stores for non-viable malls, while closing stores in non-viable or declining malls. During 2022, we opened 95 new, off-mall stores and permanently closed 48 stores, principally in malls, in North America, resulting in net square footage growth of 5% for the year. We are planning approximately 115 total real estate projects in 2023, consisting of approximately 90 new, off-mall stores and 25 remodels to our store design that incorporates our White Barn concept, partially offset by approximately 50 mall closures. We expect these projects to yield square footage growth of approximately 4% during 2023.

Our White Barn store design has demonstrated potential to increase sales and profitability, as White Barn locations typically experience increased sales and traffic following completion of the remodel. Approximately two-thirds of our stores were in the White Barn store design as of January 28, 2023, and we expect to prioritize the remaining higher performing core stores for conversion to the White Barn store design in viable locations over the next five years.

Franchise, License and Wholesale Arrangements

In addition to our Company-operated stores, our products are sold at partner-operated locations and websites in more than 45 countries through franchise, license and wholesale arrangements. Our partner-based, asset-light business model allows us to establish operating standards by owning assortment, pricing architecture, promotions, store designs and real estate approval while our partners make investments and contribute as experts in local real estate, people and practices.

The following table provides the number of international stores operated by our partners as of January 28, 2023 and January 29, 2022:

	January 28, 2023	January 29, 2022
International	401	317
International - Travel Retail	26	21
Total	427	338

Additionally, our partners operated 31 international e-commerce sites as of January 28, 2023, compared to 27 as of January 29, 2022.

Revenue recognized under franchise and license arrangements generally consists of royalties earned and recognized upon sale of merchandise by franchise and license partners to retail customers. Revenue is generally recognized under wholesale and sourcing arrangements at the time the title to the products passes to the partner.

Additional Information

Merchandise Vendors

During 2022, we purchased merchandise from approximately 120 vendors, primarily located in the U.S. Our largest vendor supplied approximately 13% of our total merchandise purchases during 2022, while no other single vendor provided more than 10% of our merchandise purchases. Our five largest vendors supplied approximately 38% of our total merchandise purchases on a combined basis during 2022.

Distribution and Merchandise Inventory

Most of our merchandise is produced in the U.S. and is shipped to our distribution centers in the Columbus, Ohio area. In addition to our Company-operated distribution centers, we also utilize third-party logistics providers to warehouse and distribute product throughout North America. We proactively evaluate our distribution channels to ensure we are able to provide the right product at the right place to meet or exceed our customers' expectations. Our policy is to maintain sufficient quantities of inventories on hand in our retail stores, fulfillment centers and distribution centers to enable us to meet customer demand.

We continue to actively manage our inventory to adjust for anticipated channel shifts and product category shifts. The current macroeconomic environment, including the impacts of continued inflationary cost pressure, requires agility, and we believe we are leveraging the speed that we have in our supply chain, our close partnerships with our suppliers and the capabilities of our sourcing, production and logistics teams to respond quickly. We believe Beauty Park and our predominantly domestic, vertically integrated supply chain enable us to successfully navigate a dynamic environment and present full and abundant product assortments on time to our customers with speed and agility.

Information Systems

Our management information systems consist of a full range of retail, financial and merchandising systems. The systems include applications related to point-of-sale, e-commerce, merchandising, planning, sourcing, logistics, inventory management, data security and support systems, including human resources and finance systems. Victoria's Secret & Co. currently administers and maintains operations of most existing technology and serves as a principal technology service provider to us under a transition services agreement we entered into in connection with the Separation ("TSA"). During the first quarter of 2022, we elected to accelerate the work of establishing separate information technology capabilities for the Company. Initiatives to separate systems are underway and we expect this work to be substantially completed in the summer of 2023. We believe the completion of the technology separation will enable us to more quickly develop critical capabilities to enhance our omnichannel capabilities and support the growth and profitability of our business.

Seasonal Business

Our operations are seasonal in nature and consist of two principal selling seasons: Spring (the first and second quarters) and Fall (the third and fourth quarters). The fourth quarter, including the holiday season, typically accounts for approximately one-third of our net sales and is our most profitable quarter. Accordingly, cash requirements are highest in the third quarter as our inventories build in advance of the holiday season.

Working Capital

We fund our business operations through a combination of available cash and cash equivalents and cash flows generated from operations. In addition, our credit facility is available for additional working capital needs and investment opportunities.

Regulation

We and our products are subject to regulation by various federal, state, local and foreign regulatory authorities. We are subject to a variety of tax and customs regulations and international trade arrangements.

Intellectual Property

Our trademarks, copyrights and patents, which constitute our primary intellectual property, have been registered or are the subject of pending applications in the U.S. Patent and Trademark Office and with the registries of many foreign countries and/or are protected by common law. We believe our products are identified by our intellectual property and our intellectual property is an integral tool in protecting innovation. Thus, we believe our intellectual property is of significant value. Accordingly, we intend to maintain our intellectual property and related registrations and vigorously protect our intellectual property assets against infringement.

Competition

The sale of home fragrance, body care and soap and sanitizer products is a highly competitive business with numerous competitors, including individual and chain specialty stores, department stores, online retailers and discount retailers. Brand image, presentation, marketing, design, price, service, fulfillment, assortment and quality are the principal competitive factors.

Other Information

For additional information about our business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations," included under Item 7. of Part II of this Annual Report on Form 10-K.

Human Capital Management

Human Capital

At Bath & Body Works, our purpose goes beyond selling product. We work to make a difference in our communities and foster a safe, welcoming, inclusive and empowering workplace for our thousands of associates.

The Human Capital and Compensation Committee (the "HCC Committee") of our Board oversees, amongst other things, the Company's programs, policies, practices and strategies relating to culture, talent, diversity, equity and inclusion, equal employment opportunities and the Company's executive compensation programs. Our Board oversees the succession planning process for our Chief Executive Officer.

Workforce Demographics

As of January 28, 2023, we employed approximately 57,200 associates, 48,400 of whom were part-time. The Company supplements resources using temporary associates during peak periods, such as the end-of-the-year holiday season. Approximately 94% of our associates work in our stores, 3% in our distribution and fulfillment centers and the balance in our home office locations. None of our associates in the U.S. are covered by a collective bargaining agreement.

Our customer base is predominantly women, and we ensure that we reflect this in our associate population and on our Board. As of December 31, 2022, women made up approximately 88% of our associate population, approximately 55% of our director level and above associate population and approximately 53% of our senior vice president level and above associate population. In addition, as of the filing date of this Annual Report on Form 10-K, four of our six executive officers are women, including Gina R. Boswell, our Chief Executive Officer, and six of our 13 members of the Board are women, including Sarah E. Nash, our independent Board Chair and Patricia S. Bellinger, the Chair of our Nominating and Governance Committee.

In addition to gender diversity, we have a goal of employing a racially diverse workforce where everyone belongs and contributes fully to our success. As of December 31, 2022, our workforce was composed of 44% non-white associates, including 13% of leadership associates at the director level and above. In addition, as of the filing date of this Annual Report on Form 10-K, two of our six executive officers and four of our 13 members of the Board were people of color.

Focus on Inclusion

We focus on recruiting, retaining and advancing diverse talent that reflects the customers we serve and the communities where we live and work. By continuing to encourage and support a workplace environment where diversity, equity and inclusion ("DEI") are valued, we believe we can serve our customers better, as well as attract and retain highly talented associates, suppliers and vendors of different backgrounds and experiences.

Led by our Office of Diversity, Equity and Inclusion and with oversight from the HCC Committee, we have a DEI strategy based around our associates, business and communities:

- *Recruitment*: Increase the diversity of candidate slates and hires for all roles, with a specific focus on increasing representation of racially diverse associates at the director level and above.
- *Education and Development*: Provide culturally significant learning, professional development and growth opportunities for all associates.
- *Engagement and Retention*: Foster a culture of inclusion that engages associates in meaningful opportunities to build community.
- *Business*: Leverage the voices of diverse associates and internal and external relationships to improve the customer experience and ensure our marketing and product assortment resonates with our customers.
- *Supplier Diversity*: Provide diverse companies sustainable, long-standing business opportunities through partnerships with us.
- *Community*: Increase volunteerism and investment in organizations focused on racial equity, gender equity and social justice.

More than 90% of our corporate associates at the director level and above had completed DEI training as of January 28, 2023, which includes training on unconscious bias, equity and conscious inclusion. The training emphasizes both the Company's and associates' responsibilities to build an inclusive culture at the Company and accountability for senior leaders. In addition, as of January 28, 2023, more than 95% of our corporate associates had completed our core DEI online learning module made available to new hires during their onboarding. To further strengthen our commitment to advancing DEI, under the leadership of our Chief Executive Officer, we joined the CEO Action for Diversity & Inclusion in December 2022, pledging to cultivate environments that support open dialogue on complex DEI conversations and share DEI best practices.

We currently have eight associate Inclusion Resource Groups (up from five in 2021) that provide opportunities for associates to connect with one another around their shared passion for creating an inclusive workplace for all associates. These groups provide professional development for associates, support the needs of the business, help shape the culture of our Company and provide engagement and volunteerism in the community. The Inclusion Resource Group programming is open to all associates who identify with, or are allies of, the following groups: Hispanic and Latino; LGBTQIA+; Black and African American; Asian and Pacific Islander; entry level and early career professionals; associates with disabilities and caregivers; military and veteran community; and women. During 2022, we hosted 58 events with approximately 8,800 attendees, and our associates volunteered more than 4,000 hours of time to non-profits in the communities where our associates are based.

The Company was recognized by The Human Rights Campaign's Corporate Equality Index as a 2022 "Best Place to Work for LGBTQIA+ Equality." For the fifth year in a row, the Company received a perfect score on the index, which rates companies on detailed criteria in the following four areas:

- Non-discrimination policies across business entities;
- Equitable benefits for LGBTQIA+ workers and their families;
- Supporting inclusive culture; and
- Corporate social responsibility.

Most recently, Newsweek announced that the Company is considered one of America's Greatest Workplaces for Women in 2023. Companies are selected by those with the highest rankings on criteria such as "compensation and benefits", "work-life balance" and "proactive management of a diverse workforce." In addition, the Company was included on the Forbes Best Large Employer 2023 list. The ranking is determined by participants who rate their willingness to recommend their own employers to friends and family, followed by nominating organizations other than their own. We are also proud to be named a Diversity First Top 50 Company in 2023 by the Diversity Research Institute, which recognizes employers following extensive research and analysis into the racial and gender diversity of executive and board membership.

These designations are some of the ways we have been recognized for our ongoing commitment to DEI.

Commitment to Equitable and Competitive Wages

We are committed to equal opportunity and treatment for all associates which includes equal career advancement opportunities and equitable and competitive wages. Our commitment to pay equity is evaluated by conducting periodic assessments of pay equity based on gender, race and ethnicity. In addition, we evaluate fairness of total compensation with reference to both internal and external comparisons.

Our compensation programs are designed to link annual changes in compensation to overall Company performance, as well as each individual's contribution to the results achieved. Our pay for performance philosophy includes participation of our store leaders and all salaried associates in home office and distribution and fulfillment centers in our short-term cash incentive compensation program. In addition, our store leaders earn monthly bonuses based on performance. The emphasis on overall Company performance is intended to align the associates' financial interests with the interests of our stockholders.

Commitment to Providing Quality Benefits

We offer competitive, performance-based compensation; a company-matched savings and retirement plan; and flexible and affordable health, wellness and lifestyle benefits. Subject to certain eligibility requirements, associates can choose benefits and resources that fit their lifestyle, including, but not limited to, 14 weeks paid maternity leave, six weeks paid paternity leave, mental health benefits, family planning benefits including fertility, adoption and surrogacy, expanded bereavement leave time, military leave, tuition assistance, free access to life planning services and a generous merchandise discount.

During 2022, we expanded our benefits with the addition of commuter benefits and a tobacco cessation program. In addition, we enhanced our associate stock purchase plan to allow associates to purchase Company stock at a discount.

Associate Engagement and Development

We are committed to investing in all our associates. During 2022, we conducted a survey of our home office workforce to assess associate engagement, culture, leadership communication and effectiveness, diversity and inclusion efforts, work-life balance and career development. In 2022, 87% of associates responded to the survey with an 84% favorable engagement rate. Leaders created action plans that were incorporated into their annual goals in response to input received via the survey.

We provide diverse learning opportunities and challenging work experiences. We believe that associates can reach their career goals through multiple roles, career paths and locations. We offer a variety of enrichment experiences for those joining us as interns, new graduates, in mid-career or as a capstone to a career. Examples include:

- *Leadership Development*: Courses for associates in management positions to build critical skills and grow as effective leaders.
- *Merchant-in-Training Program*: Immersive program to learn the profession both on the job and from experts in the classroom.
- *Onboarding*: Dedicated time to learn the business and to form important relationships for mentoring and development.
- *Tuition Assistance*: Reimbursement of 100% of eligible tuition expenses, up to $3,000 per calendar year.
- *English as a Second Language Classes:* A new offering for our distribution center associates, many of whom have English as a second language.
- *Maintenance Technician Training:* A new offering for our distribution center associates to build skills to aid in career advancement.

Safety Is Our Priority

We are committed to providing all of our associates a healthy and safe working environment and for protecting the safety of our customers. Our health and safety programs are designed to meet or exceed regulatory requirements for the various industry sectors of our business and in the jurisdictions in which we operate.

Code of Conduct

We have a written Code of Conduct that is based on our values and is a resource which establishes standards for employee conduct that reinforces the Company's commitment to integrity and ethical conduct. We conduct an annual Code of Conduct compliance process that requires associates to complete a Code of Conduct disclosure and a separate training course.

We maintain an Ethics Hotline, operated by a third-party, 24 hours a day, seven days a week where associates may anonymously report potential instances of unethical conduct and potential violations of law or Company policies.

Available Information

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the U.S. Securities and Exchange Commission ("SEC"). The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC's website at *www.sec.gov*.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, on our website at *www.bbwinc.com*. Our website and information included in or linked to our website are not part of this Annual Report on Form 10-K.

Copies of any of the above-referenced documents will also be made available, free of charge, upon written request to:

Bath & Body Works, Inc.
Investor Relations Department
Three Limited Parkway
Columbus, Ohio 43230

ITEM 1A. RISK FACTORS.

We caution that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this report or made by our Company or our management involve risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. Accordingly, our future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," "planned," "potential," "target," "goal" and any similar expressions may identify forward-looking statements. Risks associated with the following factors, among others, in some cases have affected and in the future could affect our financial performance and actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements included in this report or otherwise made by our Company or our management:

- general economic conditions, inflation, consumer confidence, consumer spending patterns and market disruptions including pandemics or significant health hazards, severe weather conditions, natural disasters, terrorist activities, financial crises, political crises or other major events, or the prospect of these events;
- the seasonality of our business;
- the anticipated benefits from the Victoria's Secret & Co. spin-off may not be realized;
- the spin-off of Victoria's Secret & Co. may not be tax-free for U.S. federal income tax purposes;
- our dependence on Victoria's Secret & Co. for information technology services and the transition of such services to our own information technology systems or to those of third-party technology service providers;
- our ability to attract, develop and retain qualified associates and manage labor-related costs;
- difficulties arising from turnover in Company leadership or other key positions;
- the dependence on store traffic and the availability of suitable store locations on appropriate terms;
- our continued growth in part through new store openings and existing store remodels and expansions;
- our ability to successfully operate and expand internationally and related risks;
- our independent franchise, license and wholesale partners;
- our direct channel business;
- our ability to protect our reputation and our brand image;
- our ability to successfully complete environmental, social and governance initiatives, and associated costs thereof;
- our ability to successfully achieve expected annual cost savings in connection with our profit optimization efforts to reduce expenses and improve operating efficiency in the business;
- our ability to attract customers with marketing, advertising and promotional programs;
- our ability to maintain, enforce and protect our trade names, trademarks and patents;
- the highly competitive nature of the retail industry and the segments in which we operate;
- consumer acceptance of our products and our ability to manage the life cycle of our brand, develop new merchandise and launch new product lines successfully;
- our ability to source, distribute and sell goods and materials on a global basis, including risks related to:
  - political instability, wars and other armed conflicts, environmental hazards or natural disasters;
  - significant health hazards or pandemics, such as the COVID-19 pandemic, which could result in closed factories and/or stores, reduced workforces, scarcity of raw materials, and scrutiny or embargoing of goods produced in impacted areas;
  - duties, taxes and other charges;
  - legal and regulatory matters;
  - volatility in currency exchange rates;
  - local business practices and political issues;
  - delays or disruptions in shipping and transportation and related pricing impacts;
  - disruption due to labor disputes; and
  - changing expectations regarding product safety due to new legislation;
- our geographic concentration of vendor and distribution facilities in central Ohio;
- our reliance on a limited number of suppliers to support a substantial portion of our inventory purchasing needs;
- the ability of our vendors to deliver products in a timely manner, meet quality standards and comply with applicable laws and regulations;
- fluctuations in foreign currency exchange rates;
- fluctuations in product input costs;
- fluctuations in energy costs;
- our ability to adequately protect our assets from loss and theft;
- increases in the costs of mailing, paper, printing or other order fulfillment logistics;
- claims arising from our self-insurance;

- our and our third-party service providers', including Victoria's Secret & Co. during the term of the Transition Services Agreement between us and Victoria's Secret & Co., ability to implement and maintain information technology systems and to protect associated data;
- our ability to maintain the security of customer, associate, third-party and Company information;
- stock price volatility;
- our ability to pay dividends and make share repurchases under share repurchase authorizations;
- shareholder activism matters;
- our ability to maintain our credit ratings;
- our ability to service or refinance our debt and maintain compliance with our restrictive covenants;
- the impact of the transition from London Interbank Offered Rate ("LIBOR") and our ability to adequately manage such transition;
- our ability to comply with laws, regulations and technology platform rules or other obligations related to data privacy and security;
- our ability to comply with regulatory requirements;
- legal and compliance matters; and
- tax, trade and other regulatory matters.

We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this report to reflect circumstances existing after the date of this report or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

The following discussion of risk factors contains "forward-looking statements." These risk factors may be important to understanding any statement in this Annual Report on Form 10-K, other filings or in any other discussions of our business. The following information should be read in conjunction with Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation and Item 8. Financial Statements and Supplementary Data.

In addition to the other information set forth in this report, the reader should carefully consider the following factors which could materially affect our business, results of operations, financial condition or cash flows. The risks described below are not our only risks. Additional risks and uncertainties not currently known or that are currently deemed to be immaterial may also adversely affect our business, results of operations, financial condition and/or cash flows in a material way.

Risks related to our business:

Our net sales, profit results and cash flows are sensitive to, have been affected by and may in the future be further impacted by, general economic conditions, inflation, consumer confidence, customer spending patterns, significant health hazards or pandemics, weather or other market disruptions.

Our net sales, profit, cash flows and future growth may be affected by negative local, regional, national or international political or economic trends or developments that reduce consumers' ability or willingness to spend. These risks, which can vary substantially by country, include political, financial or social instability or conditions, geopolitical events, corruption, anti-American sentiment, social and ethnic unrest, military conflicts and terrorism, as well as changes in general economic conditions (including unemployment levels, inflation and the recent market volatility and instability in the banking sector). For example, the U.S. economy is being negatively impacted by high inflation rates, which have negatively impacted and may continue to negatively impact consumer demand. In addition, market disruptions due to natural disasters, significant health hazards or pandemics, including the COVID-19 pandemic, or other major events or the prospect of these events could also impact consumer spending and confidence levels. Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, or in the Columbus, Ohio region where most of our distribution centers are located, could adversely affect our business. During periods when economic or market conditions are unsettled or weak, purchases of our products have declined, and may in the future decline. In such circumstances, we have increased, and may in the future continue to increase, the number of promotional sales, which, when combined with inflationary cost pressures, have negatively affected our merchandise margin rates and, in the future, could have a material adverse effect on our results of operations, financial condition and cash flows.

Our net sales, operating income, cash and inventory levels fluctuate on a seasonal basis.

We experience major seasonal fluctuations in our net sales and operating income, with a significant portion of our operating income typically realized during the fourth quarter holiday season. Any decrease in sales or margins during this period could have a material adverse effect on our results of operations, financial condition and cash flows.

Seasonal fluctuations also affect our cash and inventory levels, since we usually order merchandise in advance of peak selling periods and sometimes before new trends are confirmed by customer purchases. We must carry a significant amount of inventory, especially before the holiday season selling period. If we are not successful in selling inventory, we may have to sell the inventory at significantly reduced prices or may not be able to sell the inventory at all, which could have a material adverse effect on our results of operations, financial condition and cash flows.

We may not realize the anticipated benefits from the Separation, which could harm our business.

On August 2, 2021, we completed the separation of the Bath & Body Works and Victoria's Secret businesses. We may incur significant additional expenses and challenges in connection with the separation of the Victoria's Secret business, which may include expenses and challenges related to our separation from the Victoria's Secret information technology environment. We are now a smaller and less diversified business than before the Separation, which could make us more vulnerable to changing market and economic conditions. Additionally, a potential loss of synergies from the Separation could negatively impact our results of operations, financial condition and cash flows. In addition, we may not be able to achieve the full strategic and financial benefits that are expected to result from the Separation and the anticipated benefits of the Separation are based on a number of assumptions, some of which may prove incorrect. If we fail to achieve some or all of the benefits expected to result from the Separation, or if such benefits are delayed, our business could be harmed.

The Separation could result in substantial tax liability to us and our stockholders.

We received an opinion of counsel to the effect that, for U.S. federal income tax purposes, the spin-off and certain related transactions qualify for tax-free treatment under certain sections of the Internal Revenue Code. However, the opinion relies on certain assumptions, representations and undertakings, including those relating to the past and future conduct of our business, and the opinion would not be valid if such assumptions, representations and undertakings were incorrect. Furthermore, the opinion is not binding on the Internal Revenue Service ("IRS") or the courts. If, notwithstanding receipt of the opinion, the spin-off or certain related transactions are determined to be taxable, we would be subject to a substantial tax liability. In addition, if the spin-off is taxable, each holder of our common stock who received shares of Victoria's Secret & Co. common stock in connection with the spin-off would generally be treated as receiving a taxable dividend in an amount equal to the fair market value of the shares received.

Even if the spin-off otherwise qualifies as a tax-free transaction, the distribution would be taxable to us (but not to our stockholders) in certain circumstances if future significant acquisitions of our stock or the stock of Victoria's Secret & Co. are determined to be part of a plan or series of related transactions that included the spin-off. In this event, the resulting tax liability could be substantial. In connection with the spin-off, we entered into a Tax Matters Agreement with Victoria's Secret & Co., pursuant to which Victoria's Secret & Co. agreed to not enter into any transaction that could cause the spin-off or any related transactions to be taxable to us without our consent and to indemnify us for any tax liability resulting from any such transaction. In addition, these potential tax liabilities may discourage, delay or prevent a change of control of us.

Victoria's Secret & Co. continues to provide certain information technology services to us on a transitional basis as we continue to establish and transform our own information technology systems and transition certain technology services to third-party information technology service providers. We may incur costs that significantly exceed our current expectations in connection with the transition of these services to us and third parties and the transformation of our information technology capabilities. Any inadequacy, interruption, integration failure or security failure of this technology could harm our ability to effectively operate our business.

Our ability to effectively manage and operate our business depends significantly on information technology systems. We rely heavily on applications related to point-of-sale, e-commerce, merchandising, planning, sourcing, logistics, inventory management, data security and support systems including human resources and finance currently supplied to us by Victoria's Secret & Co. pursuant to our Transition Services Agreement with Victoria's Secret & Co. that we entered into in connection with the Separation. Victoria's Secret & Co. is not in the business of providing information technology outsourcing services and does not have experience providing such services for third parties. Victoria's Secret & Co. may not successfully execute all of these services during the transition period. Further, we may have to expend significant efforts and/or costs materially in excess of those estimated by us to transition such services to our information technology systems or to those of our third-party technology service providers and transform our information technology capabilities to support our omnichannel strategy. We may also experience delays in connection with the transition of such services. Any interruption in, or deficiency of, these services could have a negative impact on our information technology systems or our internal controls over financial reporting or otherwise cause a material adverse effect on our business, results of operations, financial condition and cash flows.

We may be impacted by our ability to attract, develop and retain qualified associates and manage labor-related costs.

We believe one of our competitive advantages is providing positive, engaging and satisfying experiences for our customers, which requires us to have highly trained, engaged and diverse associates. Our success depends in part upon our ability to attract, develop and retain a sufficient number of qualified associates, including store personnel and talented merchants. The turnover rate in the retail industry is generally high, and qualified individuals of the requisite caliber and number needed to fill these positions may be in short supply in some areas. Competition for such qualified individuals or changes in labor and healthcare laws could require us to incur higher labor costs. Our inability to recruit a sufficient number of qualified individuals in the future may delay planned openings of new stores or affect the speed with which we expand. Delayed store openings, significant increases in associate turnover rates or significant increases in labor-related costs could have a material adverse effect on our results of operations, financial condition and cash flows.

In recent years, multiple retailers have faced unionization campaigns from their workers. If we are subject to a unionization campaign from our associates, we would incur significant expenses in the form of legal and consulting fees and potentially be subject to negative publicity that could significantly disrupt our operations and have an adverse effect on our results of operations, financial condition and cash flows.

An increase in the costs of associate wages, benefits and insurance (including workers' compensation, general liability, property and health) could adversely affect our operating results. In particular, labor shortages and the current competitive labor market have increased competition for qualified associates, which has compelled, and may continue to compel, us to pay higher wages to attract or retain qualified associates. Such increases in costs may result from general economic or competitive conditions or from government imposition of higher minimum wages at the federal, state or local level, including in connection with the increases in state minimum wages that have recently been enacted by various states. Moreover, there may be a long-term trend toward higher wages in developing markets. Any increase in such operating expenses could have a material adverse effect on our results of operations, financial condition and cash flows.

Turnover in Company leadership or other key positions, and our ability to attract and retain new talent, may have an adverse impact on Company performance.

We may experience changes in key leadership or key positions in the future. The departure of key leadership personnel can result in the loss of significant knowledge and experience. This loss of knowledge and experience can be mitigated through successful hiring and transition, but there can be no assurance that we will be successful in such efforts. Attracting and retaining qualified senior leadership may be more challenging under adverse business conditions. Failure to attract and retain the right talent or to smoothly manage the transition of responsibilities resulting from such turnover could affect our ability to meet our challenges and may cause us to miss performance objectives or financial targets or disrupt our relationships with our customers, vendors or other third parties.

Our net sales depend on a volume of traffic to our stores and the availability of suitable lease space.

Most of our stores are located in retail shopping areas including malls and other types of retail centers. Sales at these stores are derived, in part, from the volume of consumer traffic in those retail areas. Our stores benefit from the ability of the retail center and other attractions in an area, including "destination" retail stores, to generate consumer traffic in the vicinity of our stores. Sales volume and retail traffic may be adversely affected by factors that we cannot control, such as economic downturns, including due to inflationary pressures, or changes in consumer demographics in a particular area, consumer trends away from brick-and-mortar retail toward online shopping, competition from internet and other retailers and other retail areas where we do not have stores, significant health hazards or pandemics, the closing of other stores or the decline in popularity or safety in the shopping areas where our stores are located and the deterioration in the financial condition of the operators or developers of the shopping areas in which our stores are located.

Part of our future growth is significantly dependent on our ability to operate stores in desirable locations with capital investment and lease costs providing the opportunity to earn a reasonable return. We cannot be sure as to when or whether such desirable locations will become available at reasonable costs. Additionally, we are dependent upon the suitability of the lease spaces that we currently use. The leases that we enter into are generally noncancelable leases with initial terms of 10 years. If we determine that it is no longer economical to operate a store and decide to close it, we may remain obligated under the applicable lease for, among other things, payment of the base rent for the balance of the lease term.

These risks could have a material adverse effect on our ability to grow and our results of operations, financial condition and cash flows.

Our continued growth and success depends in part on new store openings and existing store remodels and expansions.

Our continued growth and success depends in part on our ability to open and operate new, primarily off-mall stores and expand and remodel existing stores on a timely and profitable basis. Accomplishing our new and existing store expansion goals will depend upon a number of factors, including the ability to partner with developers and landlords to obtain suitable sites for new and expanded stores at acceptable costs and on acceptable timelines, the hiring and training of qualified personnel and the integration of new stores into existing operations. There can be no assurance we will be able to achieve our store expansion goals, manage our growth effectively, successfully integrate the planned new stores into our operations or operate our new, remodeled and expanded stores profitably. These risks could have a material adverse effect on our ability to grow and results of operations, financial condition and cash flows.

Our international operations and our plans for international expansion include risks that could impact our results and reputation.

We intend to continue to operate internationally and further expand into international markets, including through partner arrangements. The risks associated with international markets include, among others, difficulties in attracting customers due to a lack of customer familiarity with our brand, our lack of familiarity with local customer preferences, cultures or religious norms and seasonal differences in the international markets. Any of these difficulties may lead to disruption in the overall timing of our international expansion efforts and increased costs. Further, entry into other markets may bring us into competition with new competitors or with existing competitors with an established market presence in such markets. Other risks include general economic conditions in specific countries or markets, reliance on franchise and other partners that we do not control, volatility in the geopolitical landscape, restrictions on the repatriation of funds held internationally, disruptions or delays in shipments, occurrence of significant health hazards or pandemics, changes in diplomatic and trade relationships, political instability and foreign governmental regulation. Such expansions will also have upfront investment costs that may not be accompanied by sufficient revenues to achieve expected operational and financial performance.

Further, our results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates. See "Fluctuations in foreign currency exchange rates could impact our financial condition and results of operations" below.

These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Our licensees, franchisees and wholesalers could take actions that could harm our business or brand images.

We have global representation through digital sites and stores independently owned and/or operated by our franchise partners. Although we have criteria to evaluate and select prospective partners, the level of control we can exercise over our partners is limited, and the quality and success of their operations may be diminished by any number of factors beyond our control. For example, our partners may not have the business acumen or financial resources necessary to successfully operate stores in a manner consistent with our standards and may not hire and train qualified store managers and other personnel. Further, we have no control as to whether our partners comply with applicable laws and regulations in the international markets in which they operate. Our brand image and reputation may suffer materially, and our sales could decline, if our partners do not operate successfully. These risks could have an adverse effect on our results of operations, financial condition and cash flows.

Our direct channel business includes risks that could have a material adverse effect on our results.

Our direct channel (also referred to as digital or e-commerce) is subject to numerous risks that could have a material adverse effect on our results of operations, financial condition and cash flows. Such risks include, but are not limited to, the difficulty in recreating the in-store experience through our direct channels; domestic or international resellers purchasing merchandise and reselling it outside our control; our ability to anticipate and implement innovations in technology and logistics in order to appeal to existing and potential customers who increasingly rely on multiple channels to meet their shopping needs; and the failure of and risks related to the systems that operate our and our third-party partners' web infrastructure, websites and the related support systems, including computer viruses, malware (including, without limitation, ransomware), unauthorized access to and theft of customer information, privacy violations, information technology and vendor system failures, electronic break-ins, disruption of critical services caused by security threats and similar disruptions.

Our failure to maintain efficient and uninterrupted order-taking and fulfillment operations could also have a material adverse effect on our results of operations, financial condition and cash flows. We utilize third-party service providers for order management and for a majority of our fulfillment services. If these third-party service providers do not maintain efficient and uninterrupted service, we have experienced, and may in the future experience, merchandise delivery delays, loss of sales, stranded inventory, cancellation charges or excessive promotional activity to clear inventory. Further, we may have difficulty replacing these third-party service providers and there can be no assurance we can do so in a timely manner or on terms favorable to us. The satisfaction of our direct channel customers depends on their timely receipt of merchandise. If we encounter difficulties with the distribution facilities, or if the facilities were to shut down for any reason, including as a result of a pandemic, fire, natural disaster or work stoppage, we could face shortages of inventory; we could incur significantly higher costs and longer lead times associated with distributing our products to our customers; we could face regulatory scrutiny; and our customer may be dissatisfied.

Any of these issues could have a material adverse effect on our results of operations, financial condition and cash flows.

Our ability to protect our reputation could have a material adverse effect on our brand image.

Our ability to maintain our reputation is critical to our brand image. Our reputation could be jeopardized if we fail to maintain high standards for store and merchandise quality and integrity. Any negative publicity, including information publicized through traditional or social media platforms and similar venues such as blogs, websites and other forums, may affect our reputation and brand and, consequently, reduce demand for our merchandise, even if such publicity is unverified or inaccurate.

Failure to comply with or the perception that the Company has failed to comply with ethical, social, product, labor, privacy, systems and data security and environmental standards, or related political considerations, could also jeopardize our reputation and potentially lead to various adverse consumer actions, including boycotts. Failure to comply with applicable laws and regulations, to maintain an effective system of internal controls, to maintain the security of customer, associate, third-party and company information or to provide accurate and timely financial statement information could also hurt our reputation. Damage to our reputation or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations, financial condition and cash flows, as well as require additional resources to rebuild our reputation.

Our ability, or perceived inability, to complete environmental, social and governance ("ESG") initiatives may have a material adverse effect on our reputation.

There has been an increased focus, including from investors and other stakeholders, the general public and U.S. and foreign governmental and nongovernmental organizations, on ESG initiatives, including with respect to climate change, greenhouse gas emissions, packaging and waste, diversity, equity and inclusion, worker pay and benefits, human rights, sustainable supply chain practices, animal health and welfare, deforestation and land, energy and water use. As part of our ongoing efforts, we maintain an ESG function to provide direction and coordinate ESG work throughout the Company. We anticipate increased public, regulatory and investor pressure to expand our disclosures in these areas, make further commitments, set additional targets or establish additional goals and take actions to meet them, which could expose us to market, operational, regulatory, legal and execution costs or risks. The metrics we disclose, whether they are based on the standards we set for ourselves or those set by others, may influence our reputation and the value of our brand. Our failure to achieve progress on our metrics and successfully achieve our targets and goals on a timely basis, or at all, could adversely affect our business, financial performance and growth. By electing to set and share publicly these metrics, targets and goals and expand upon our disclosures, our business may also face increased scrutiny related to ESG activities. As a result, we could damage our reputation and the value of our brand if we fail to act responsibly. Any harm to our reputation resulting from setting these metrics, targets and goals or expanding our disclosure or our failure, or perceived failure, to meet such metrics, targets and goals could adversely affect our business, financial performance and growth.

We could also be affected by the physical effects of climate change and other environmental issues, to the extent such issues adversely affect the general economy, adversely impact our supply chain or our stores or increase the costs of our products and other supplies needed for our operations. In addition, future domestic and international legislative and regulatory efforts to combat climate change or other environmental considerations could result in increased regulation and additional taxes and other expenses in a manner that adversely affects our business, financial performance and growth.

We may not realize the anticipated benefits from our enterprise-wide profit optimization efforts to reduce expenses and improve operating efficiency in the business.

In February 2023, we announced that we are undertaking enterprise-wide profit optimization efforts to reduce expenses and improve operating efficiency in the business. We recently engaged external advisors to assist in a comprehensive analysis of margin expansion and expense reduction opportunities with the goal of positioning the business for improved profitability. The estimated cost savings associated with this effort are preliminary and may vary materially based on various factors including: time to execute these efforts and changes in management's assumptions and projections, which may be caused by a change in customer behavior due to macroeconomic conditions or otherwise. As a result of these events and circumstances, delays and unexpected costs may occur, which could result in our not realizing all, or any, of the anticipated benefits of these efforts.

If our marketing, advertising and promotional programs are unsuccessful, or if our competitors are more effective with their programs than we are, our results of operations, financial condition and cash flows may be adversely affected.

Customer traffic and demand for our merchandise are influenced by our advertising, marketing and promotional activities, the name recognition and reputation of our brand and the location of and service offered in our stores and through our direct business. Although we use marketing, advertising and promotional programs to attract customers through various media, including social media, websites, mobile applications, email and print, some of our competitors may expend more for their programs than we do or use different approaches than we do, which may provide them with a competitive advantage. Our programs may not be effective or could require increased expenditures, which could have a material adverse effect on our results of operations, financial condition and cash flows.

Our ability to adequately maintain, enforce and protect our trade names, trademarks and patents could have an impact on our brand image and ability to penetrate new markets.

We believe that our trade names, trademarks and patents are important assets and an essential element of our strategy. We have obtained or applied for federal registration of these trade names, trademarks and patents and have applied for or obtained registrations in many foreign countries. There can be no assurance that we will obtain such applied for registrations or that the registrations we obtain will prevent the imitation of our products or infringement or other violation of our intellectual property rights by others. In particular, the laws of certain foreign countries may not protect proprietary rights to the same extent as the laws of the U.S. If any third party copies our products, our or our partners' websites or our or our partners' stores in a manner that projects lesser quality or carries a negative connotation, it could have a material adverse effect on our brand image and reputation as well as our results of operations, financial condition and cash flows.

Third parties may assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks, or claim that we are infringing, misappropriating or otherwise violating their intellectual property rights. We may be unable to successfully resolve these types of conflicts to our satisfaction and may be required to enter into costly license agreements, be required to pay significant royalties, settlement costs or damages, be required to rebrand our products and/or be prevented from selling some of our products.

Our ability to compete favorably in our highly competitive segments of the retail industry could impact our results of operations, financial condition and cash flows.

The retail industry is highly competitive. We compete for sales with a broad range of other retailers, including individual and chain specialty stores, department stores and discount retailers. In addition to the traditional store-based retailers, we also compete with direct marketers or retailers that sell similar lines of merchandise and who target customers through online channels. Brand image, marketing, design, price, service, assortment, quality, image presentation and fulfillment are all competitive factors in both the store-based and online channels.

Some of our competitors may have greater financial, marketing and other resources available and trends across our product categories may favor our competitors. We rely to a greater degree than some of our competitors on physical locations in retail centers. Therefore, declines in traffic to such locations may affect us more significantly than our competitors. Some of our competitors sell their products in stores that are located in the same retail centers as our stores. In addition to competing for sales, we compete for favorable site locations and lease terms in retail centers.

Increased competition, combined with declines in store and/or direct channel traffic, could result in price reductions, increased marketing expenditures and loss of pricing power and market share, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.

Our ability to manage the life cycles of our brand and to remain current with trends and launch new product lines successfully could impact the image and relevance of our brand.

Our success depends in part on management's ability to effectively manage the life cycles of our brand, to anticipate and respond to changing preferences and consumer demands and to translate market trends into appropriate, saleable product offerings in advance of the actual time of sale to the customer. We are dependent on certain product categories, and a decline in customer demand in these product categories could negatively impact our results of operations, financial condition and cash flows. Customer demands and trends change rapidly. If we are unable to successfully anticipate, identify or react to changing preferences or trends or we misjudge the market for our products or any new product lines, our sales will be lower, potentially resulting in significant amounts of unsold inventory. In response, we may be forced to increase our marketing promotions or price markdowns and potentially discontinue a product line. These risks could have a material adverse effect on our brand image and reputation as well as our results of operations, financial condition and cash flows.

We may be impacted by our ability to adequately source, distribute and sell merchandise and other materials on a global basis.

We source merchandise and other materials directly in domestic and international markets. We distribute merchandise and other materials globally to our partners in international locations and to our stores. Many of our imports and exports are subject to a variety of customs regulations and international trade arrangements, including existing or potential duties, tariffs or safeguard quotas. We also compete with other companies for production facilities.

We also face a variety of other risks generally associated with doing business on a global basis. For example:

- political instability, geopolitical conflict, including the war between Russia and Ukraine, environmental hazards or natural disasters which could negatively affect international economies, financial markets and business activity;
- significant health hazards or pandemics, including the COVID-19 pandemic, which could result in closed factories, distribution centers and/or stores, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;
- imposition of new or retaliatory trade duties, sanctions or taxes and other charges on imports or exports;
- evolving, new or complex legal and regulatory matters;
- volatility in currency exchange rates;

- local business practice and political issues (including issues relating to compliance with domestic or international labor standards) which may result in adverse publicity or threatened or actual adverse consumer actions, including boycotts;
- delays or disruptions in shipping and transportation and related pricing impacts;
- disruption due to labor disputes; and
- changing expectations regarding product safety due to new legislation or other factors.

Certain goods that we import are sourced from third-party suppliers in China. Our ability to successfully import such materials may be adversely affected by changes in U.S. laws. For example, in December 2021, the U.S. Congress passed the Uyghur Forced Labor Prevention Act ("UFLPA"), which imposed a presumptive ban on the import of goods to the U.S. that are made, wholly or in part, in the Xinjiang Uyghur Autonomous Region of China ("XUAR") or by persons that participate in certain programs in the XUAR that entail the use of forced labor. U.S. Customs and Border Protection ("CBP") has published both a list of entities that are known to utilize forced labor, and a list of commodities that are most at risk, such as cotton, tomatoes and silica-based products. Although none of our Chinese suppliers are located in the XUAR, we do not currently have full visibility to the entirety of each supplier's separate supply chains to be able to ensure that the raw materials or other inputs they use to manufacture their goods are not produced in the XUAR. As a result of the UFLPA, materials we import into the U.S. could be held by the CBP based on a suspicion that inputs used in such materials originated from the XUAR or that they may have been produced by Chinese suppliers accused of participating in forced labor, pending our providing satisfactory evidence to the contrary. Among other consequences, such an outcome could result in negative publicity that harms our brand and reputation and could result in a delay or complete inability to import such materials, which could result in inventory shortages and greater supply chain compliance costs.

We also rely upon third-party transportation providers for substantially all of our product shipments, including shipments to and from our distribution centers, to our stores and to our customers. Our utilization of these delivery services for shipments is subject to risks, including increases in labor costs and fuel prices, which would increase our shipping costs, and associate strikes and inclement weather, which may impact our transportation providers' ability to provide delivery services that adequately meet our shipping needs. Further, the rapid increase in demand for online shopping has led to increased pressure on the capacity of our fulfillment network.

The COVID-19 pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains and created significant volatility of financial markets. The COVID-19 pandemic continues to have the potential to significantly impact our supply chain if the factories that manufacture our products, the distribution centers where we manage our inventory, or the operations of our logistics and other service providers are disrupted, are temporarily closed or experience worker shortages. For instance, the COVID-19 pandemic previously caused, and may in the future cause, vessel, container and other transportation shortages, labor shortages and port congestion globally, which delayed, and may in the future delay, inventory orders and, in turn, deliveries to our customers and availability in our or our partners' stores and e-commerce sites. Further, disruptions or delays in shipments may have negative impacts to pricing of certain components of our products. In addition, the impact of COVID-19 on macroeconomic conditions may impact the proper functioning of financial and capital markets, foreign currency exchange rates, commodity prices and interest rates.

We rely on a number of vendor and distribution facilities located in the same vicinity, making our business susceptible to local and regional disruptions or adverse conditions.

To achieve the necessary speed and agility in producing our products, we rely heavily on vendor and distribution facilities in close proximity to our headquarters in Central Ohio. As a result of geographic concentration of many of the vendor and distribution facilities that we rely upon, our operations are susceptible to local and regional factors, such as accidents, system failures, economic and weather conditions, natural disasters, demographic and population changes and other unforeseen events and circumstances. Any significant interruption in the operations of these facilities could lead to inventory issues, increased costs or interruptions to our operations, which could have a material adverse effect on our results of operations, financial condition and cash flows.

A change in the relationship with our key vendors could have a material effect on our business.

We rely on a limited number of vendors to support our inventory purchasing needs. In 2022, our largest vendor supplied approximately 13% of our total merchandise purchases and our largest five vendors supplied approximately 38% of our total merchandise purchases on a combined basis. Our business depends on developing and maintaining close relationships with our vendors and on our vendors' ability or willingness to sell quality products to us at favorable prices and on other favorable terms. Many factors outside of our control may harm these relationships and the ability or willingness of these vendors to sell us products on favorable terms. For example, financial or operational difficulties that our vendors may face could increase the cost of the products we purchase from them or our ability to source products from them.

We may be impacted by our vendors' ability to manufacture and deliver products in a timely manner, meet quality standards and comply with applicable laws and regulations.

We purchase products from third-party vendors. Factors outside our control, such as production issues, shipping delays, quality problems or natural disasters, could disrupt merchandise deliveries and result in lost sales, cancellation charges or excessive markdowns.

In addition, quality problems could result in product liability judgments or widespread product recalls that may negatively impact our sales and profitability for a period of time depending on product availability, reaction of competitors and consumer attitudes. Even if product liability claims are unsuccessful or are not fully pursued, the negative publicity surrounding any assertions could adversely impact our reputation with existing and potential customers and our brand image.

Our business could also suffer if our third-party vendors fail to comply with applicable laws and regulations. While our internal and vendor operating guidelines promote ethical business practices and our associates and third-party compliance auditors visit and monitor the operations of our third-party vendors, we do not control these vendors or their practices. Violations of labor, environmental or other laws by third-party vendors used by us or the divergence of a third-party vendor's or partner's labor or environmental practices from those generally accepted as ethical or appropriate could interrupt or otherwise disrupt the shipment of finished products to us or damage our reputation.

These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Fluctuations in foreign currency exchange rates could impact our results of operations, financial condition and cash flows.

We are exposed to foreign currency exchange rate risk with respect to our sales, profits, assets and liabilities denominated in currencies other than the U.S. dollar. In addition, our royalty arrangements are calculated based on sales in local currency and, as such, we are exposed to foreign currency exchange rate fluctuations. Although we use foreign currency forward contracts to hedge certain foreign currency risks, these measures may not succeed in offsetting all of the short-term negative impacts of foreign currency rate movements on our business and results of operations, financial condition and cash flows. Hedging would generally not be effective in offsetting the long-term impact of sustained shifts in foreign exchange rates on our business results. As a result, the fluctuation in the value of the U.S. dollar against other currencies could have a material adverse effect on our results of operations, financial condition and cash flows.

Our results may be affected by fluctuations in product input costs.

Product input costs, including freight, labor and raw materials, fluctuate subject to price volatility caused by any fluctuation in aggregate supply and demand or other external conditions, such as inflationary conditions, weather and climate conditions, geopolitical conflicts and wars, energy costs, natural events or disasters, taxes and tariffs (including as a result of trade disputes), industry demand, labor shortages, transportation issues, fuel costs, product recalls, governmental regulation and other factors, all of which are beyond our control and in many instances are unpredictable. These factors may result in an increase in our product input costs. We may not be able to, or may elect not to, fully pass these increases on to our customers which may adversely impact our profit margins. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Our results may be affected by fluctuations in energy costs.

Energy costs have fluctuated in the past and may fluctuate in the future due to changes in factors beyond our control, such as weather and climate conditions or natural events or disasters, taxes and tariffs (including as a result of trade disputes), industry demand, high demand for renewable energy, inflationary conditions, labor shortages, transportation issues, fuel costs, geopolitical conflicts and wars, governmental regulation and other factors. These fluctuations may result in an increase in our transportation costs for distribution, utility costs for our retail stores, distribution centers and other Company locations and costs to purchase products from our manufacturers. A continual rise in energy costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have a material adverse effect on our results of operations, financial condition and cash flows.

Our results may be impacted by our ability to adequately protect our assets from loss and theft.

Our assets are subject to loss, including those caused by illegal or unethical conduct by associates, customers, vendors, partners or unaffiliated third parties. We experience events that cause inventory shrinkage, and we cannot assure that incidences of loss and theft will decrease in the future or that the measures we are taking will effectively reduce these losses. Higher rates of loss or increased security costs to combat theft could have a material adverse effect on our results of operations, financial condition and cash flows.

We may be impacted by increases in the cost of mailing, paper, printing or other order fulfillment logistics.

Postal rate increases and paper and printing costs will affect the cost of our order fulfillment and promotional mailings. We rely on discounts from the basic postal rate structure, such as discounts for bulk mailings and sorting. Future paper and postal rate increases could adversely impact our earnings if we are unable to recover these costs or if we are unable to implement more efficient printing, mailing, delivery and order fulfillment systems. We may face unexpected costs in transportation, warehousing or other logistics-related services. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

We self-insure certain risks and may be impacted by unfavorable claims experience.

We are self-insured for various types of insurable risks including associate medical benefits, workers' compensation, property, general liability and automobile, up to certain stop-loss limits. Claims are difficult to predict and may be volatile. Any adverse claims experience could have a material adverse effect on our results of operations, financial condition and cash flows.

We significantly rely on our and our third-party service providers', including Victoria's Secret & Co., ability to implement and sustain information technology systems and to protect associated data and system availability.

Our success depends, in part, on the secure and uninterrupted performance of our and our third-party service providers' and vendors' information technology systems. Our information technology systems, as well as those of our service providers and vendors, are vulnerable to damage, interruption, service availability or breach from a variety of sources, including cyberattacks, ransomware attacks, telecommunication failures, malicious human acts and natural disasters. Moreover, despite maintaining comprehensive measures, some of our systems, e-commerce environments and servers and those of our service providers and vendors are potentially vulnerable to physical or electronic break-ins, malware (including, without limitation, ransomware), computer viruses and similar disruptive problems. Such incidents have disrupted, and could in the future further disrupt, our operations (whether directly or due to disruptions of our service providers' and vendors' operations) including our ability to timely ship and track product orders and project inventory requirements and lead to interruptions or delays in our supply chain. Additionally, these types of problems could result in an actual or perceived breach of confidential customer, merchandise, financial, associate or other important information (including personal information), which could result in damage to our reputation, costly litigation, customer complaints, negative publicity, breach notification obligations, regulatory or administrative sanctions, inquiries, orders or investigations, indemnity obligations, damages for contract breach or penalties for violations of applicable laws or regulations. The increased use of smartphones, tablets and other mobile devices may also heighten these and other operational risks. Despite the precautions we have taken, unanticipated problems or events may nevertheless cause failures in, or unauthorized access to, our and our third-party service providers' and vendors' information technology systems. Sustained or repeated system disruptions that interrupt our ability to process orders and deliver products to the stores or directly to our customers, impact our ability to process transactions in our stores, impact our customers' ability to access our websites and mobile applications in a timely manner or expose confidential customer, merchandise, financial, associate or other important information (including personal information) could have a material adverse effect on our results of operations, financial condition and cash flows.

We are party to a multi-year Transition Services Agreement with Victoria's Secret & Co. for certain information technology services and systems to support the day-to-day needs for most areas of technology. Over time, we will transition these information technology capabilities from Victoria's Secret & Co. to implement point-of-sale, mobile applications, merchandising, planning, sourcing, logistics, inventory management, human resources and financial systems to the platforms of our other third-party service providers and vendors or on to our own platforms, some of which are yet to be established.

As systems are provided, supported and managed by Victoria's Secret & Co. and transitioned to us or our third-party service providers or vendors, we are required to establish a number of new information technology systems as well as make hardware, software and code modifications and upgrades to certain existing information technology systems. The transition involves replacing existing systems with successor systems, making changes to existing systems, acquiring new systems with new functionality and engaging with qualified third-party service providers and vendors to utilize their systems. We are aware of inherent risks associated with replacing and modifying our information technology systems as well as the risks of transitioning information technology services to third-party service providers and vendors, including in each case risks relative to data integrity, internal controls over financial reporting and system disruptions. Information technology system disruptions or data corruption, if not appropriately mitigated, could have a material adverse effect on our results of operations, financial condition and cash flows.

We use, and as part of the transition of information technology services from Victoria's Secret & Co. will increasingly use, third-party service providers to store, transmit and otherwise process certain of this information on our behalf, and our third-party service providers are subject to cybersecurity and privacy risks similar to us. Due to applicable laws and regulations or contractual obligations, we may be held responsible for any cybersecurity incidents or privacy violations attributed to our service providers as they relate to the information we share with them or to which they are granted access. Although we contractually require these service providers to implement and maintain a standard of security (such as implementing reasonable measures) and comply with applicable law, we cannot control third parties and cannot guarantee that a security breach or privacy violation will not occur in connection with their systems and practices.

Any significant compromise or breach of our data security, including the security of customer, associate, third-party or Company information, could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

In the operation of our business, we collect, use, transmit and otherwise process a large volume of personal and other confidential, proprietary and sensitive information. Information systems are susceptible to an increasing threat of continually evolving cybersecurity risks. Breaches or failures of security involving our information systems, including those provided, managed and supported by Victoria's Secret & Co., or those of any of our other third-party service providers have occurred, and in the future may occur. Any significant compromise or breach of our data security, media reports about such an incident, whether accurate or not, or our failure to make adequate or timely disclosures to the public or law enforcement agencies following any such event, whether due to delayed discovery or a failure to follow existing protocols, could significantly damage our reputation with our customers, associates, investors and other third parties, cause the disclosure of personal, confidential, proprietary or sensitive customer, associate, third-party or Company information, cause interruptions to our operations and distraction to our management, cause our customers to stop shopping with us, inhibit our ability to attract new customers and result in significant legal, regulatory and financial liabilities and lost revenues. Compounding these risks is the complexity of our information systems, which are a collection of our and our third-party service providers' systems, and increased associated risks related to transitioning information systems from Victoria's Secret & Co. to other third-party service providers and us.

While we train our associates, have implemented systems, processes and security measures to protect our physical facilities and information technology systems against unauthorized access and prevent data loss and vetted our third-party service providers' systems, processes and security measures, there is no guarantee that these procedures are adequate to safeguard against all data security threats to us or our third-party service providers. Despite these measures, we have been and may in the future be vulnerable to targeted or random attacks on our systems that could lead to security breaches, denial of service, vandalism, computer viruses, malware, ransomware, misplaced, corrupted or lost data, programming and/or human errors or similar events. Our systems and facilities (and the systems of our third-party service providers) are also subject to compromise from internal threats, such as theft, misuse, unauthorized access or other improper actions by associates, contractors and third-party service providers with otherwise legitimate access to our (or such third-party service providers') systems, websites, mobile applications or facilities (which risks may be heightened as a result of our associates working-from-home). Furthermore, because the methods of cyberattack and deception change frequently, are increasingly complex and sophisticated and can originate from a wide variety of sources, including nation-state actors, despite our reasonable efforts to ensure the confidentiality, availability and integrity of our systems, websites and mobile applications, it is possible that we may not be able to anticipate, detect, appropriately react and respond to or implement effective preventative measures against all cybersecurity incidents, and our third-party service providers may be subject to the same risks.

We have and may in the future be required to expend significant capital and other resources to protect against, respond to and recover from any potential, attempted or existing cybersecurity incidents. As cybersecurity incidents continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. In addition, our remediation efforts may not be successful or may not be completed in a timely manner. The inability to implement, maintain and upgrade adequate safeguards could have a material adverse effect on our results of operations, financial condition and cash flows. Moreover, there could be public announcements regarding any cybersecurity incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a substantial adverse effect on the price of our common stock.

While we currently maintain cybersecurity insurance, such insurance may not be sufficient in type or amount to cover us against claims related to breaches, violations of law, failures or other data security-related incidents, and we cannot be certain that cyber insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our results of operations, financial condition and cash flows.

Risks related to our common stock:

Our stock price may be volatile.

Our stock price may fluctuate substantially as a result of variations in our actual or projected performance or the financial performance of other companies in the retail industry. Any guidance that we provide is based on goals that we believe are reasonably attainable at the time guidance is given. If, or when, we announce actual results that differ from those that have been predicted by us, outside investment analysts or others, our stock price could be adversely affected. Investors who rely on these predictions when making investment decisions with respect to our securities do so at their own risk.

The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. In particular, our common stock may in the future be traded by short sellers which may put pressure on the supply and demand for our common stock, further influencing volatility in its market price. Public perception and other factors outside of our control may additionally impact the stock price of companies like us that garner a disproportionate degree of public attention, regardless of actual operating performance.

If we are unable to pay quarterly dividends or repurchase our shares at intended levels, our reputation and stock price may be impacted.

Quarterly cash dividends and share repurchase programs have historically been part of our capital allocation strategy. We are not required to declare dividends or make any share repurchases under our share repurchase programs in the future. For example, in 2020, we did not repurchase any of our shares, and we suspended our quarterly cash dividends due to the anticipated impact of the COVID-19 pandemic. Our Board will determine our future levels of dividend payments and share repurchase authorizations, if any, giving consideration to our levels of profit and cash flow, capital requirements, current and forecasted liquidity and the restrictions placed upon us by our borrowing arrangements, as well as financial and other conditions which may be beyond our control. Any reduction, or failure, to pay dividends or repurchase our shares after we have announced our intention to do so may negatively impact our reputation, investor confidence in us and our stock price.

Shareholder activism could cause us to incur significant expense, impact the execution of our business strategy and have an adverse effect on our business.

Shareholder activism, which can take many forms and arise in a variety of situations, could result in substantial costs and divert our attention and resources from our business and our ability to execute our strategic plans. Additionally, such shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with our associates, customers or service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant fees and other expenses related to activist shareholder matters, including for third-party advisors. Our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any shareholder activism.

Risks related to our indebtedness:

Our ability to maintain our credit ratings could affect our ability to access capital and could increase our interest expense.

The credit rating agencies periodically review our capital structure and the quality and stability of our earnings. A deterioration in our capital structure or the quality and stability of our earnings could result in a downgrade of our credit ratings. Any negative ratings actions could constrain the capital available to our Company or our industry and could limit our access to funding for our operations. We are dependent upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes constrained, our interest costs will likely increase, which could have a material adverse effect on our results of operations, financial condition and cash flows. Additionally, changes to our credit ratings could affect our future interest costs.

We may be unable to service or refinance our debt or maintain compliance with restrictive covenants in our debt instruments, including our asset-backed revolving credit facility.

We currently have substantial indebtedness. Our asset-backed revolving credit facility (the "ABL Facility") contains a covenant and negative covenants that under certain circumstances require maintenance of a certain financial ratio and also, under certain conditions, restrict our ability to pay dividends, repurchase shares of our common stock and make other restricted payments as defined in the agreement. Our cash flow from operations provides the primary source of funds for our debt service payments. If our cash flow from operations declines, we may be unable to service or refinance our current debt. If we fail to comply with any covenant, including our financial covenant, it could result in an event of default and our lenders could terminate the commitments under our ABL Facility and make the entire debt incurred thereunder immediately due and payable, or we may be forced to sell assets, restructure our indebtedness or seek additional equity capital, which would dilute our stockholders' interests.

The interest rates on our credit facilities may be impacted by the phase-out of LIBOR and the transition to the Secured Overnight Financing Rate ("SOFR").

Interest rates on U.S. borrowings under our ABL Facility are based on LIBOR. On July 27, 2017, the U.K.'s Financial Conduct Authority (the authority that administers LIBOR) announced that it intends to phase out LIBOR by the end of 2023. It remains unclear what rate or rates may develop as accepted alternatives to LIBOR or what the effect of such changes will be on the markets for LIBOR-based financial instruments. As of the date hereof, the current recommended replacement for USD-LIBOR is SOFR. While we currently do not have any borrowings outstanding under our ABL Facility, any transition away from LIBOR as a benchmark for establishing the applicable interest rate is complex and will affect the cost of servicing any future debt under our ABL Facility. Although the ABL Facility provides for alternative base rates, the composition and characteristics of such alternative base rates are not the same as those of LIBOR, and the consequences of the phase-out of LIBOR cannot be entirely predicted at this time.

<u>Risks related to law and regulation:</u>

Changes in laws, regulations or technology platform rules relating to privacy and data security, or any actual or perceived failure by us to comply with such laws and regulations, or contractual or other obligations relating to privacy and data security, could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

We are, and may increasingly become, subject to various laws, directives, industry standards and regulations, as well as contractual obligations, relating to privacy and data security in the jurisdictions in which we operate and may in the future operate. The legal and regulatory environment related to privacy and data security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that the laws and regulations will be interpreted and applied in ways that may have a material adverse effect on our results of operations, financial condition and cash flows.

In the U.S., privacy and data protection are regulated at federal, state and local levels. Various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning privacy and data security and have prioritized privacy and data security violations for enforcement actions. Certain state laws are, and in the future may continue to be, more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which complicates compliance efforts and increases risks to our business.

These laws and regulations range from the "sectoral" variety (i.e., laws that govern specific practices, services or technologies) to omnibus laws (i.e., laws that comprehensively seek to govern all aspects of data processing practices). As an omnichannel retailer, we are subject to both.

In North America, we are subject to sectoral laws that impose different enforcement regimes, whether enforced by government agencies or class action litigants, with fines and statutory damages that can result in significant exposure when applied to large customer segments. Illustrative of the sectoral variety are laws that govern telephonic communications (e.g., the Federal Telephone Consumer Protection Act), email communications (e.g., the Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act and Canada's Anti-Spam Legislation), the use of biometric technology (e.g., the Illinois Biometric Information Privacy Act), the printing of payment card numbers on certain transaction receipts (e.g., the Federal Fair and Accurate Credit Transactions Act), the use of call recordings (e.g., federal and state laws governing unlawful surveillance and consent for recordings), the collection of consumer information at retail point of sale (e.g., the California Song-Beverly Act), and the collection of driver's license information (e.g., state laws governing the scanning of government identification).

We are further subject to omnibus privacy and data protection laws. For example, the California Consumer Privacy Act ("CCPA") broadly governs data privacy practices, increases privacy rights for California residents and imposes obligations on companies that process their personal information. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers data protection and privacy rights, including the ability to opt-out of certain disclosures of their personal information and the ability to access and delete personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of certain classifications of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Furthermore, the California Privacy Rights Act of 2020 ("CPRA") became effective on January 1, 2023. The CPRA imposes additional obligations on companies covered by the legislation, including by expanding California residents' rights with respect to certain sensitive personal information. The CPRA also created a new state agency that is vested with authority to implement and enforce the CCPA and CPRA. Other states and countries have passed comprehensive data privacy laws that are similar to the CCPA and CPRA, further complicating the legal landscape, and similar bills are making their way through several state legislatures. In addition, laws in all 50 U.S. states require businesses to provide notice to

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consumers (and, in some cases, to regulators) of data breaches, which are when certain types of personal information have been accessed or acquired without authorization. State laws are changing rapidly, and there are deliberations in Congress regarding the text of a new comprehensive federal data privacy law to which we would become subject if it is enacted. Such a law could add complexity, variation in requirements, restrictions and potential legal risk. Moreover, it could require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and result in increased compliance costs or changes in business practices and policies.

While most of our international operations are conducted through franchise, license and wholesale arrangements, we are also subject to certain international laws, regulations and standards in certain international jurisdictions and may be subject to additional international laws, regulations and standards, whether existing or enacted in the future, that apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. In Canada, we are subject to the Personal Information Protection and Electronic Documents Act ("PIPEDA") as well as substantially similar provincial privacy laws. These privacy statutes broadly govern the entire lifecycle of personal information, enumerating principles that govern accountability; purpose; consent; limitations on collection, use, disclosure and retention; accuracy; safeguards; transparency; right to access and correct; and complaint-handling. Certain of the statutes also contain a mandatory breach notification regime. Canadian federal and provincial authorities enforce these laws. Privacy regulators have an express obligation to investigate complaints and have the authority to initiate investigations. Under PIPEDA, the Office of the Privacy Commissioner of Canada has the power to require an organization to enter into a compliance agreement and failure to comply may result in a court order or court proceedings. A complainant may also appeal to Federal Court, and the court has broad authority including awarding damages. Similarly, the European Union's ("EU") General Data Protection Regulation ("GDPR") greatly increased the European Commission's jurisdictional reach of its laws and added a broad array of requirements for handling personal data. Further, the GDPR serves and has served as a model for other jurisdictions' data protection laws, including without limitation, the U.K.'s Data Protection Act of 2018, which became law after the U.K. left the EU. Under the GDPR, EU member states have enacted certain implementing legislation that adds to and/or further interprets the GDPR requirements and, depending on the extent and degree to which we conduct business in the European Economic Area ("EEA") and U.K., potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EEA states and the U.K. governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data, and other international jurisdictions are expected to pass similar laws that may include even more stringent requirements. Changes in such international laws or changes in our business strategy such as direct expansions into additional jurisdictions may cause us to incur additional compliance costs, increase our risks of being subject to lawsuits, complaints and/ or regulatory investigations or fines, or restrict our ability to transfer personal data between and among countries and regions in which we operate or may in the future operate. Such international laws, and our compliance with such laws, could impact the manner in which we do business and the geographical location or segregation of our relevant operations and could adversely affect our results of operations, financial condition and cash flows.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, investing in and implementing additional data protection technologies and other safeguards and training associates and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies and distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our results of operations, financial condition and cash flows. Any failure or perceived failure by us or our partners to comply with any applicable federal, state or similar foreign laws and regulations relating to privacy and data security could result in damage to our reputation and our relationship with our customers, as well as proceedings or litigation by governmental agencies or customers, including class action privacy and data-protection litigation in certain jurisdictions, which could subject us to significant fines, sanctions, awards, penalties or judgments, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.

We may be impacted by our ability to comply with legal and regulatory requirements.

We are subject to numerous legal and regulatory requirements. Our policies, procedures and internal controls are designed to comply with all applicable foreign and domestic laws and regulations, including those required by the Sarbanes-Oxley Act of 2002, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the SEC and the NYSE, among others. Although we have put in place policies and procedures aimed at ensuring legal and regulatory compliance, our associates, subcontractors, vendors, licensees, franchisees and other third parties could take actions that violate these laws and regulations. Any violations of such laws or regulations could have an adverse effect on our reputation, the market price of our common stock and our results of operations, financial condition and cash flows.

It can be difficult to comply with sometimes conflicting statutes or regulations in local, national or foreign jurisdictions as well as new or changing laws and regulations. Also, changes in such laws and regulations could make operating our business more expensive or require us to change the way we do business. For example, changes in product safety or other consumer protection laws could lead to increased costs for certain merchandise or additional labor costs associated with readying merchandise for sale. We operate stores in all 50 states, Canada and Puerto Rico, which requires us to comply with a myriad of provincial, state and local laws pertaining to all aspects of our business, including our associates and consumers. The trend for states and localities in the United States to legislate in the absence of national laws passed by the U.S. Congress has greatly increased the complexity of legal compliance for us. It may be difficult for us to comply with these laws, compliance may be costly and compliance and associated costs may negatively impact our operations.

We may be adversely impacted by certain compliance or legal matters.

We, along with third parties we do business with, are subject to complex compliance and litigation risks. Actions filed against us from time to time include commercial, tort, intellectual property, tax, customer, employment, wage and hour, privacy, securities, anti-corruption and other claims, including purported class action lawsuits. The cost of defending against these types of claims against us or the ultimate resolution of such claims, whether by settlement or adverse court decision, may harm our business. Further, potential claimants may be encouraged to bring suits based on a settlement from us or adverse court decisions against us. We cannot currently assess the likely outcome of such suits, but if the outcome were negative, it could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

In addition, we may be impacted by litigation trends, including class action lawsuits involving consumers and stockholders, that could have a material adverse effect on our reputation, the market price of our common stock and our results of operations, financial condition and cash flows.

We may be impacted by changes in taxation, trade and other regulatory requirements.

We are subject to income tax in local, national and international jurisdictions. In addition, our products are subject to import and excise duties and/or sales or value-added taxes in many jurisdictions. We are also subject to the examination of our tax returns and other tax matters by the IRS and other tax authorities and governmental bodies. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for taxes. There can be no assurance as to the outcome of these examinations. Fluctuations in tax rates and duties, changes in tax legislation or regulation or adverse outcomes of these examinations could have a material adverse effect on our results of operations, financial condition and cash flows.

There is increased uncertainty with respect to tax policy and trade relations between the U.S. and other countries, including as a result of any executive action taken or legislative priorities set by the current U.S. presidential administration. Major developments in tax policy or trade relations, such as the imposition of unilateral tariffs on imported products, could have a material adverse effect on our results of operations, financial condition and cash flows.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

Company-operated

The following table provides the location, use and size of our Company-operated distribution, fulfillment, office and product development facilities as of January 28, 2023:

Location	Use	Approximate Square Footage
Columbus, Ohio area	Office, distribution and fulfillment centers and shipping facilities	4,951,000
Other North America	Office and product development/design	69,000

We own five office, distribution center and shipping facilities located in the Columbus, Ohio area comprising approximately 3.9 million square feet. In addition, during Fall of 2022, we completed construction of a new 1.1 million square foot leased direct channel fulfillment center located near Columbus, Ohio.

We also lease various other office and product development/design locations in North America, primarily in New York.

As of January 28, 2023, we operated 1,693 and 109 retail stores located in leased facilities throughout the U.S. and Canada, respectively. A substantial portion of our U.S. store leases generally have an initial term of 10 years, while our Canadian store leases generally have initial terms of 5 to 10 years. Our store leases expire at various dates between 2023 and 2034.

Third-party Operated Fulfillment and Distribution Centers

We utilize six permanent third-party operated direct channel fulfillment centers in North America, comprising approximately 3.2 million square feet. We also utilize six third-party operated regional distribution centers in North America, comprising approximately 1.1 million square feet, that enable us to position inventory geographically closer to our customers.

International Partner-operated Stores

As of January 28, 2023, our partners operated 427 retail stores in more than 45 international countries.

ITEM 3. LEGAL PROCEEDINGS.

We are a defendant in a variety of lawsuits arising in the ordinary course of business. Actions filed against our Company from time to time include commercial, tort, intellectual property, tax, customer, employment, wage and hour, data privacy, securities, anti-corruption and other claims, including purported class action lawsuits. Although it is not possible to predict with certainty the eventual outcome of any litigation, in the opinion of management, our current legal proceedings are not expected to have a material adverse effect on our results of operations, financial condition and cash flows.

Fair and Accurate Credit Transactions Act Cases

We were named as a defendant in three putative class actions: *Smidga, et al. v. Bath & Body Works, LLC* in the Allegheny County, Pennsylvania Court of Common Pleas; *Dahlin v. Bath & Body Works, LLC* in the Santa Barbara County, California Superior Court; and *Blanco v. Bath & Body Works, LLC* in the Cook County, Illinois Circuit Court. The complaints each allege that we violated the Fair and Accurate Credit Transactions Act by printing more than the last five digits of credit or debit card numbers on customers' receipts and, among other things, seek statutory damages, attorneys' fees and costs. Each of these cases are in the preliminary stages of litigation. We believe that we have strong defenses to the claims and intend to continue to vigorously defend ourself against the allegations and do not believe that the resolution of the cases, individually or in the aggregate, will have a material adverse effect on our results of operations, financial condition or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock is traded on the NYSE. As of January 28, 2023, the Company had approximately 30,000 stockholders of record. However, including active associates who participate in our associate stock purchase plan, associates who own shares through our sponsored retirement plan and others holding shares in broker accounts under street names, we estimate the shareholder base as of January 28, 2023 to be approximately 222,000.

Dividend Policy

We paid a quarterly dividend of $0.20 per share during each quarter of 2022. Our Board will determine future dividends after giving consideration to our levels of profit and cash flow, capital requirements, current and forecasted liquidity, the restrictions placed upon us by our borrowing arrangements, the macroeconomic environment as well as financial and other conditions existing at the time. We use cash flow generated from operating and financing activities to fund our dividends. For additional discussion regarding our dividends, see "Liquidity and Capital Resources" included under Item 7. of Part II of this Annual Report on Form 10-K.

Performance Graph

The following graph shows the changes, over the past five-year period, in the value of $100 invested in our common stock, the Standard & Poor's ("S&P") 500 Composite Stock Price Index and the Standard & Poor's 500 Retail Composite Index.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN (a)(b)
AMONG BATH & BODY WORKS, INC., THE S&P 500 INDEX AND THE S&P 500 RETAIL COMPOSITE INDEX



_____

(a)   This table represents $100 invested in stock or in index at the closing price on February 3, 2018, including reinvestment of dividends.

(b)   Stock prices prior to August 3, 2021 have been adjusted to give effect to the Victoria's Secret & Co. spin-off.

Common Stock Repurchases

The following table provides our repurchases of our common stock during the fourth quarter of 2022:

Fiscal Period	Total Number of Shares Purchased (a)	Average Price Paid per Share (b)		Total Number of Shares Purchased as Part of Publicly Announced Programs (c)	Maximum Dollar Value of Shares that May Yet be Purchased Under the Programs (c)	
	(in thousands)				(in thousands)	
November 2022	5	$	33.07	—	$	187,775
December 2022	7		41.27	—		187,775
January 2023	2		43.72	—		187,775
Total	14			—		

_____

(a) The total number of shares repurchased represent shares in connection with tax payments due upon vesting of associate restricted stock and performance share unit awards and the use of our stock to pay the exercise price on associate stock options.

(b) The average price paid per share includes any broker commissions.

(c) For additional share repurchase program information, see Note 15 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as codified in the Accounting Standards Codification ("ASC"). The following information should be read in conjunction with our financial statements and the related notes included in Item 8. Financial Statements and Supplementary Data.

Our operating results are generally impacted by economic changes and, therefore, we monitor the retail environment using, among other things, certain key industry performance indicators including competitor performance and store traffic data. These indicators can provide insight into consumer spending patterns and shopping behavior in the current retail environment and assist us in assessing our performance as well as the potential impact of industry trends on our future operating results. Additionally, we evaluate a number of key performance indicators including comparable sales, gross profit, operating income and other performance metrics such as sales per average selling square foot in assessing our performance.

On August 2, 2021, we completed the tax-free spin-off of our Victoria's Secret business, which included the Victoria's Secret and PINK brands, into an independent publicly traded company. Accordingly, the operating results of, and fees to separate, the Victoria's Secret business are reported in Income (Loss) from Discontinued Operations, Net of Tax in the Consolidated Statements of Income for all periods presented. Unless otherwise noted, all amounts, percentages and discussions reflect only the results of operations and financial condition of our continuing operations.

A discussion regarding our Financial Condition and Results of Operations for 2022 compared to 2021 (including the fourth quarter thereof) is presented below. A discussion regarding our Financial Condition and Results of Operations for 2021 compared to 2020 (including the fourth quarter thereof) can be found under Item 7. of Part II of our Annual Report on Form 10-K for the year ended January 29, 2022, filed with the SEC on March 18, 2022.

Executive Overview

Fiscal 2022 was our first full-year as a standalone company following the separation of Bath & Body Works and Victoria's Secret & Co. in August 2021. During the year, we built on the past two years of growth, performing above pre-pandemic levels. Specifically, we focused on effectively navigating a challenging macroeconomic environment, controlling costs and improving efficiencies while accelerating investments in the business to drive our long-term growth and profitability and enhance stockholder value. We took the following actions to ensure the long-term profitability and success of our business:

- Leveraged agility in our vertically integrated and predominantly domestic supply chain, effectively managing inventory, responding to customer preferences and chasing our best performing products.

- Successfully launched our loyalty program nationwide in the U.S.

- Assessed and reacted quickly to a dynamic and challenging macroeconomic environment that included significant inflationary pressures, labor shortages and global supply chain challenges.
- Implemented purposeful changes to our organization to optimize our operations, costs and structure and improve our profitability.
- Completed the construction of our first direct fulfillment distribution center, which we expect will provide us with additional capacity for our direct channel and enhanced fulfillment capabilities for our business.
- Accelerated our information technology separation from Victoria's Secret & Co. to support our long-term growth and profitability.
- Expanded BOPIS availability to over 800 more Company-operated stores, ending the year with BOPIS capabilities in more than 1,300 stores.

Fiscal 2022 Overview

For 2022, Net Sales decreased $322 million, or 4%, to $7.560 billion, compared to 2021. In our stores and direct channels, Net Sales decreased 4% to $5.476 billion, and 8% to $1.745 billion, respectively. In the stores channel, the decrease was primarily related to a decline in average dollar sales, partially offset by the incremental Net Sales originating from new stores. In the direct channel, the decrease was primarily related to a decline in orders. In our international business, Net Sales increased 20% to $339 million primarily due to the increases in partner-operated stores and e-commerce sites.

For 2022, our Gross Profit decreased $600 million, or 16%, to $3.255 billion compared to 2021, and our Gross Profit rate (expressed as a percentage of Net Sales) decreased 580 basis points. These decreases were primarily related to a significant decline in our merchandise margin rate driven by continued inflationary cost pressures and increased promotional activity, and the decline in Net Sales.

For 2022, our General, Administrative and Store Operating Expenses increased $33 million, or 2%, to $1.879 billion compared to 2021, and our General, Administrative and Store Operating Expenses rate (expressed as a percentage of Net Sales) increased 150 basis points. These increases were primarily due to our strategic investments in technology, in connection with our information technology ("IT") separation, and in customer-facing associate wages.

Taking the above into account, for 2022 our Operating Income decreased $633 million, or 32%, to $1.376 billion compared to 2021, and our Operating Income rate (expressed as a percentage of Net Sales) decreased 730 basis points.

For additional information related to our 2022 financial performance, see "Results of Operations – 2022 Compared to 2021."

Fiscal 2023 Outlook

We expect ongoing macroeconomic uncertainty and customer price sensitivity in 2023. We expect fourth quarter 2022 sales trends to continue for the first half of 2023 and a moderate improvement in the back half of the year as we lap softening sales trends. We also expect inflationary cost pressures will continue in the first quarter and begin to moderate as we move through the year. In response, we will continue to test opportunities to increase our average unit retail prices and expand margin. Buying and Occupancy Expenses are expected to deleverage driven by the expected lower Net Sales and our anticipated investments in fulfillment and logistics capabilities to drive omnichannel growth, partially offset by the expected benefits of our profit optimization work (discussed below). General, Administrative and Store Operating Expenses are expected to deleverage primarily driven by our investments in customer-facing associate wages and technology separation, partially offset by the expected benefits of our profit optimization work.

Profit Optimization

We are working to evaluate our cost structure and take action to offset what we see as ongoing cost pressures in both Gross Profit and General, Administrative and Store Operating Expenses, as well as to fund strategic investments. Our efforts are broad-based with opportunities in transportation, product margin, store operations, home office expense and indirect spend. We are early in this process, but we are targeting eventual annual cost savings of $200 million. We expect to realize over half of these savings in 2023, primarily in the second half of the year. We expect to realize a substantial portion of the remaining benefits in 2024.

Adjusted Financial Information from Continuing Operations

In addition to our results provided in accordance with GAAP above and throughout this Annual Report on Form 10-K, provided below are non-GAAP measurements which present Operating Income, Net Income from Continuing Operations and Earnings from Continuing Operations Per Diluted Share in 2022 and 2021 on an adjusted basis, which remove certain special items. We believe that these special items are not indicative of our ongoing operations due to their size and nature. We use adjusted financial information as key performance measures of results of operations for the purpose of evaluating performance internally. These non-GAAP measurements are not intended to replace the presentation of our financial results in accordance with GAAP. Instead, we believe that the presentation of adjusted financial information provides additional information to investors to facilitate the comparison of past and present operations. Further, our definitions of adjusted financial information may differ from similarly titled measures used by other companies.

The table below reconciles the GAAP financial measures to the non-GAAP financial measures:

(in millions, except per share amounts)		2022		2021
Reconciliation of Reported Operating Income to Adjusted Operating Income				
Reported Operating Income	$	1,376	$	2,009
Write-off of Inventory due to Tornado (a)		—		9
Adjusted Operating Income	$	1,376	$	2,019
Reconciliation of Reported Net Income from Continuing Operations to Adjusted Net Income from Continuing Operations				
Reported Net Income from Continuing Operations	$	794	$	1,075
Write-off of Inventory due to Tornado (a)		—		9
Loss on Extinguishment of Debt (b)		—		195
Tax Benefit of Special Items in Operating Income and Other Income (Loss)		—		(49)
Adjusted Net Income from Continuing Operations	$	794	$	1,230
Reconciliation of Reported Earnings from Continuing Operations Per Diluted Share to Adjusted Earnings from Continuing Operations Per Diluted Share				
Reported Earnings from Continuing Operations Per Diluted Share	$	3.40	$	3.94
Write-off of Inventory due to Tornado (a)		—		0.03
Loss on Extinguishment of Debt (b)		—		0.54
Adjusted Earnings from Continuing Operations Per Diluted Share	$	3.40	$	4.51

_____

(a) In the fourth quarter of 2021, we recognized a pre-tax loss of $9 million ($7 million after tax) related to the write-off of inventory that was destroyed by a tornado at a vendor's facility.

(b) In the third and first quarters of 2021, we recognized pre-tax losses of $89 million and $105 million (after-tax losses of $68 million and $80 million), respectively, due to the early extinguishments of outstanding notes. For additional information, see Note 11, "Long-term Debt and Borrowing Facilities" included in Item 8. Financial Statements and Supplementary Data.

Company-Operated Store Data

The following table compares U.S. Company-operated store data for 2022 and 2021:

		2022		2021	% Change
Sales per Average Selling Square Foot (a)	$	1,120	$	1,220	(8%)
Sales per Average Store (in thousands) (a)	$	3,079	$	3,279	(6%)
Average Store Size (selling square feet)		2,783		2,716	2%
Total Selling Square Feet (in thousands)		4,712		4,485	5%

_____

(a) Sales per average selling square foot and sales per average store, which are indicators of store productivity, are calculated based on store sales for the period divided by the average, including the beginning and end of period, of total square footage and store count, respectively.

The following table represents Company-operated store data for 2022:

	Stores January 29, 2022	Opened	Closed	Stores January 28, 2023
United States	1,651	90	(48)	1,693
Canada	104	5	—	109
Total	1,755	95	(48)	1,802

The following table represents Company-operated store data for 2021:

	Stores January 30, 2021	Opened	Closed	Stores January 29, 2022
United States	1,633	53	(35)	1,651
Canada	103	1	—	104
Total	**1,736**	**54**	**(35)**	**1,755**

Partner-Operated Store Data

The following table represents partner-operated store data for 2022:

	Stores January 29, 2022	Opened	Closed	Stores January 28, 2023
International	317	89	(5)	401
International - Travel Retail	21	6	(1)	26
Total International	**338**	**95**	**(6)**	**427**

The following table represents partner-operated store data for 2021:

	Stores January 30, 2021	Opened	Closed	Stores January 29, 2022
International	270	55	(8)	317
International - Travel Retail	18	3	—	21
Total International	**288**	**58**	**(8)**	**338**

Results of Operations—2022 Compared to 2021

For 2022, Operating Income decreased $633 million to $1.376 billion, and the Operating Income rate (expressed as a percentage of Net Sales) decreased to 18.2% from 25.5% in 2021. The drivers of the Operating Income results are discussed in the following sections.

Net Sales

The following table provides Net Sales for 2022 in comparison to 2021:

	2022	2021	% Change
	(in millions)		
Stores - U.S. and Canada	$ 5,476	$ 5,709	(4.1%)
Direct - U.S. and Canada	1,745	1,890	(7.6%)
International (a)	339	283	19.6%
Total Net Sales	**$ 7,560**	**$ 7,882**	**(4.1%)**

_____

(a)   Results include royalties associated with franchised store and wholesale sales.

The following table provides a reconciliation of Net Sales for 2021 to 2022:

	(in millions)
2021 Net Sales	**$ 7,882**
Comparable Store Sales	(338)
Sales Associated with New, Closed and Non-comparable Remodeled Stores, Net	119
Direct Channel	(145)
International Wholesale, Royalty and Other	56
Foreign Currency Translation	(14)
2022 Net Sales	**$ 7,560**

For 2022, Net Sales decreased $322 million to $7.560 billion. Net Sales decreased in the stores channel $233 million, or 4%, primarily due to a decrease in average dollar sales, partially offset by the incremental Net Sales originating from new stores. Direct Net Sales decreased $145 million, or 8%, primarily due to a decline in orders. The decline in Direct orders is partially due to last year's strong results as well as our customers continuing to select our buy online-pick up in store option ("BOPIS") (which is recognized as store Net Sales), partially offset by increased Net Sales in the Canada Direct business that launched in the third quarter of 2021. International Net Sales increased by $56 million, or 20%, primarily due to the increases in partner-operated stores and e-commerce sites.

In terms of category performance, home fragrance and sanitizers Net Sales were down compared to 2021 as customer mindset and needs shifted coming out of the COVID-19 pandemic. While total body care Net Sales were also down, we had growth in our Men's collection. These declines were partially offset by improvement in our gifting business.

Gross Profit

For 2022, our Gross Profit decreased $600 million to $3.255 billion, and our Gross Profit rate (expressed as a percentage of Net Sales) decreased to 43.1% from 48.9%. Gross Profit decreased primarily due to a significant decline in the merchandise margin rate driven by increased product cost from continued inflationary cost pressure in raw materials, transportation and labor and incremental promotions to drive sales. We estimate inflationary cost pressures totaled approximately $225 million in 2022. The decline in Net Sales and a $52 million increase in Buying and Occupancy Expenses, primarily driven by higher distribution costs and investments in store real estate, also contributed to the decrease in Gross Profit. The Gross Profit rate decreased due to the significant decline in the merchandise margin rate, the increase in Buying and Occupancy Expenses and deleverage on lower Net Sales.

General, Administrative and Store Operating Expenses

The following table provides detail for our General, Administrative and Store Operating Expenses for 2022 compared to 2021:

	2022		2021		Change	
	(in millions)	% of Net Sales	(in millions)	% of Net Sales	(in millions)	% of Net Sales
Selling Expenses	$ 1,205	15.9%	$ 1,215	15.4%	$ (10)	0.5%
Home Office and Marketing Expenses	674	8.9%	631	8.0%	43	0.9%
Total	$ 1,879	24.9%	$ 1,846	23.4%	$ 33	1.5%

For 2022, our General, Administrative and Store Operating Expenses increased $33 million to $1.879 billion, and the rate (expressed as a percentage of Net Sales) increased to 24.9% from 23.4%. Our home office expenses increased primarily due to our investments in technology in connection with our IT separation. The increase in technology costs was partially offset by savings from our third quarter of 2022 profit improvement initiatives of approximately $35 million, charitable contributions made in the first quarter of 2021, certain legal fees and other discrete items totaling approximately $20 million that were incurred in the second quarter of 2021 and an approximately $20 million decrease in incentive compensation payouts due to business performance during the 2022 Spring season. Our selling expenses decreased primarily due to the decreases in Net Sales and related store bonus expense, partially offset by increases in customer-facing associate wages. The General, Administrative and Store Operating Expense rate increased primarily due to the increases in technology costs and associate wages, as well as deleverage on lower Net Sales.

<u>Other Income (Loss) and Expenses</u>

Interest Expense

The following table provides the average daily borrowings and average borrowing rates for 2022 and 2021:

	2022	2021
Average daily borrowings (in millions)	$ 4,915	$ 5,409
Average borrowing rate	7.1 %	7.2 %

For 2022, our Interest Expense decreased $40 million to $348 million due to lower average daily borrowings and a lower average borrowing rate.

Other Income (Loss)

For 2021, our Other Loss was $198 million, consisting primarily of $195 million of pre-tax losses associated with the early extinguishments of outstanding notes.

Provision for Income Taxes

For 2022, our effective tax rate was 24.0% compared to 24.5% in 2021. The 2022 rate was lower than our combined estimated federal and state statutory rate primarily due to the recognition of excess tax benefits recorded through the Consolidated

Statements of Income on share-based awards that vested. The 2021 rate was in line with our combined estimated federal and state statutory rate.

Results of Operations—Fourth Quarter of 2022 Compared to Fourth Quarter of 2021

For the fourth quarter of 2022, Operating Income decreased $226 million to $653 million, and the Operating Income rate (expressed as a percentage of Net Sales) decreased to 22.6% from 29.0% in 2021. The drivers of the Operating Income results are discussed in the following sections.

Net Sales

The following table provides Net Sales for the fourth quarter of 2022 in comparison to the fourth quarter of 2021:

	2022	2021	% Change
	(in millions)		
Stores - U.S. and Canada	$ 2,078	$ 2,191	(5.1%)
Direct - U.S. and Canada	716	764	(6.3%)
International (a)	95	72	29.9%
Total Net Sales	$ 2,889	$ 3,027	(4.6%)

_____

(a) Results include royalties associated with franchised store and wholesale sales.

The following table provides a reconciliation of Net Sales for the fourth quarter of 2021 to the fourth quarter of 2022:

	(in millions)
2021 Net Sales	$ 3,027
Comparable Store Sales	(130)
Sales Associated with New, Closed and Non-comparable Remodeled Stores, Net	25
Direct Channel	(48)
International, Wholesale, Royalty and Other	23
Foreign Currency Translation	(8)
2022 Net Sales	$ 2,889

For the fourth quarter of 2022, Net Sales decreased $138 million to $2.889 billion. Net Sales decreased in the stores channel by $113 million, or 5%, primarily due to a decrease in average dollar sales, partially offset by the incremental Net Sales originating from new stores. Direct Net Sales decreased $48 million, or 6%, due to a decline in orders partially offset by an increase in average order size. The decline in Direct orders is partially due to our customers continuing to select our BOPIS option (which is recognized as store Net Sales). International Net Sales increased by $23 million, or 30%, primarily due to the increase in partner-operated stores as well as timing of wholesale shipments.

In terms of category performance, home fragrance and sanitizers Net Sales were down compared to 2021 as customer mindset and needs shifted coming out of the COVID-19 pandemic. While total body care Net Sales were down slightly, we had growth in our Men's collection. These declines were partially offset by improvement in our gifting business.

Gross Profit

For the fourth quarter of 2022, our Gross Profit decreased $196 million to $1.250 billion, and our Gross Profit rate (expressed as a percentage of Net Sales) decreased to 43.3% from 47.8%. Gross Profit decreased primarily due to a significant decline in the merchandise margin rate driven by increased product cost from continued inflationary cost pressure in raw materials, transportation and labor and incremental promotions to drive sales. We estimate inflationary cost pressures totaled approximately $60 million in the fourth quarter of 2022. The decline in Net Sales and a $12 million increase in Buying and Occupancy Expenses also contributed to the decrease in Gross Profit. The Gross Profit rate decreased primarily due to the significant decline in the merchandise margin rate and Buying and Occupancy deleverage on lower Net Sales.

General, Administrative and Store Operating Expenses

The following table provides detail for our General, Administrative and Store Operating Expenses for the fourth quarter of 2022 compared to the fourth quarter of 2021:

	2022		2021		Change	
	(in millions)	% of Net Sales	(in millions)	% of Net Sales	(in millions)	% of Net Sales
Selling Expenses	$ 391	13.5%	$ 391	12.9%	$ —	0.6%
Home Office and Marketing Expenses	206	7.1%	176	5.8%	30	1.3%
Total	$ 597	20.7%	$ 567	18.7%	$ 30	1.9%

For the fourth quarter of 2022, our General, Administrative and Store Operating Expenses increased $30 million to $597 million and the rate (expressed as a percentage of Net Sales) increased to 20.7% from 18.7%. Our home office expenses increased due to our investments in technology in connection with our IT separation. The increase in technology costs was partially offset by savings from our third quarter of 2022 profit improvement initiatives of approximately $20 million. Our selling expenses remained flat due to increases in customer-facing associate wages, offset by decreases due to the decline in Net Sales. The General, Administrative and Store Operating Expense rate increased primarily due to the increase in technology costs, as well as deleverage on lower Net Sales.

Other Income (Loss) and Expenses

Interest Expense

The following table provides the average daily borrowings and average borrowing rates for the fourth quarter of 2022 and 2021:

	2022	2021
Average daily borrowings (in millions)	$ 4,915	$ 4,915
Average borrowing rate	7.1 %	7.1 %

For the fourth quarter of 2022, our Interest Expense was $87 million and flat to 2021.

Other Income (Loss)

For fourth quarter of 2022, our Other Income (Loss) increased $11 million to income of $10 million, primarily due to an increase in the average interest rate earned on invested cash.

Provision for Income Taxes

For the fourth quarter of 2022, our effective tax rate was 25.7% compared to 25.1% in 2021. The 2022 and 2021 rates are in line with our combined estimated federal and state statutory rate.

FINANCIAL CONDITION

A discussion regarding our Financial Condition for 2021 compared to 2020 can be found under Item 7. of Part II of our Annual Report on Form 10-K for the year ended January 29, 2022, filed with the SEC on March 18, 2022.

Liquidity and Capital Resources

Liquidity, or access to cash, is an important factor in determining our financial stability. We are committed to maintaining adequate liquidity. Cash generated from our operating activities provides the primary resources to support current operations, growth initiatives, seasonal funding requirements and capital expenditures. Our cash provided from operations is impacted by our net income and working capital changes. Our net income is impacted by, among other things, sales volume, seasonal sales patterns, success of new product introductions, profit margins, income taxes and inflationary pressures. Historically, our sales are higher during the fourth quarter of the fiscal year due to seasonal and holiday-related sales patterns. Generally, our need for working capital peaks during the summer and fall months as inventory builds in anticipation of the holiday period. Our cash and cash equivalents held by foreign subsidiaries were $126 million as of January 28, 2023.

We believe that our current cash position, our cash flow generated from operations and our borrowing capacity under the ABL Facility will be sufficient to meet our liquidity needs, including capital expenditure requirements, for at least the next twelve months.

Working Capital and Capitalization

The following table provides a summary of our working capital position and capitalization as of January 28, 2023 and January 29, 2022:

	January 28, 2023		January 29, 2022	
	(in millions)			
Working Capital	$	887	$	1,719
Capitalization:				
Long-term Debt		4,862		4,854
Shareholders' Equity (Deficit)		(2,206)		(1,518)
Total Capitalization	$	2,656	$	3,336
Amounts Available Under the ABL Facility (a)	$	509	$	479

_____

(a) As of January 28, 2023, our borrowing base was $525 million and we had outstanding letters of credit, which reduce our availability under the ABL Facility, of $16 million. As of January 29, 2022, our borrowing base was $495 million and we had outstanding letters of credit of $16 million.

Debt Leverage Ratio

Our debt leverage ratio is defined as adjusted debt, which includes our long-term debt and total operating lease liabilities, divided by adjusted earnings before interest, taxes, depreciation, amortization and rent ("EBITDAR"). Adjusted EBITDAR is calculated as adjusted operating income (a non-GAAP measure that is reconciled under the heading "Adjusted Financial Information from Continuing Operations" in this Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations), which excludes interest and taxes, before depreciation, amortization and lease costs. Our debt leverage ratio is a non-GAAP financial measure which we believe is useful to analyze our capital structure. Our debt leverage ratio calculation may not be comparable to similarly-titled measures reported by other companies. Our debt leverage ratio should be evaluated in addition to, and not considered a substitute for, other GAAP financial measures.

The following table provides our debt leverage ratio as of, and for the years ended, January 28, 2023 and January 29, 2022:

	January 28, 2023		January 29, 2022	
	(dollars in millions)			
Long-term Debt	$	4,862	$	4,854
Total Operating Lease Liabilities		1,191		1,159
Adjusted Debt	$	6,053	$	6,013
Adjusted Operating Income	$	1,376	$	2,019
Depreciation and Amortization		221		205
Total Lease Costs		382		358
Adjusted EBITDAR	$	1,979	$	2,582
Debt Leverage Ratio		3.1		2.3

Cash Flows

The cash flows related to discontinued operations have not been segregated. Accordingly, the 2021 Consolidated Statement of Cash Flows includes the results from continuing and discontinued operations. We did not report any cash flows from discontinued operations in 2022.

The following table provides a summary of our Consolidated Statements of Cash Flows for 2022 and 2021:

	2022	2021
	(in millions)	
Cash and Cash Equivalents, Beginning of Year	$ 1,979	$ 3,933
Net Cash Flows Provided by Operating Activities	1,144	1,492
Net Cash Flows Used for Investing Activities	(328)	(259)
Net Cash Flows Used for Financing Activities	(1,562)	(3,188)
Effects of Exchange Rate Changes on Cash and Cash Equivalents	(1)	1
Net Decrease in Cash and Cash Equivalents	(747)	(1,954)
Cash and Cash Equivalents, End of Year	$ 1,232	$ 1,979

Operating Activities

Net cash provided by operating activities in 2022 was $1.144 billion, including net income of $800 million (which included Income from Discontinued Operations, Net of Tax of $6 million). Net income included depreciation of $221 million, share-based compensation expense of $38 million and deferred income tax expense of $17 million. Other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital. The most significant items in working capital were the $44 million increase associated with Accounts Payable, Accrued Expenses and Other and the $39 million increase associated with Income Taxes Payable.

Net cash provided by operating activities in 2021 was $1.492 billion, including net income of $1.333 billion (which included Income from Discontinued Operations, Net of Tax of $258 million). Net income included depreciation of $363 million (which included $158 million related to the Victoria's Secret business classified as discontinued operations), loss on extinguishment of debt of $195 million, share-based compensation expense of $46 million (which included $15 million related to the Victoria's Secret business classified as discontinued operations), and deferred income tax expense of $45 million. Other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital. The most significant item in working capital was a decrease in operating cash flow of $177 million associated with the increase in Inventories.

Investing Activities

Net cash used for investing activities in 2022 was $328 million related to capital expenditures. The capital expenditures included approximately $164 million related to new, off-mall stores and remodels of existing stores. The remaining capital expenditures were primarily related to our new Company-operated direct channel fulfillment center and various IT projects primarily supporting the separation of our IT systems from Victoria's Secret & Co.'s IT systems.

Net cash used for investing activities in 2021 was $259 million consisting primarily of $270 million of capital expenditures, partially offset by proceeds from other investing activities of $11 million. Capital expenditures related to our continuing operations were $205 million, approximately 60% of which related to real estate investments with the remaining investment principally in technology and fulfillment center capabilities. Capital expenditures related to discontinued operations were $66 million.

We are planning for approximately $300 million to $350 million of capital expenditures in 2023, approximately half of which we expect will relate to real estate projects to open new off-mall stores and remodel existing stores into the White Barn store design. Additionally, we also plan on investing in our technology, primarily to support the separation of our IT systems from Victoria's Secret & Co.'s IT systems, and distribution and logistics capabilities to support long-term growth.

Financing Activities

Net cash used for financing activities in 2022 was $1.562 billion consisting of $1.312 billion in payments for share repurchases, including the payment of $1 billion related to our accelerated share repurchase program ("ASR"), dividend payments of $0.80 per share, or $186 million, tax payments of $32 million related to share-based awards and net payments of $25 million to Victoria's Secret & Co. related to the Separation.

Net cash used for financing activities in 2021 was $3.188 billion consisting of $1.964 billion in repurchases of our common stock, $1.716 billion in payments for the early extinguishment of outstanding notes, transfers and payments of $376 million to Victoria's Secret & Co. related to the Separation, dividend payments of $0.45 per share, or $120 million, and tax payments of $59 million related to share-based awards. These uses were partially offset by proceeds of $976 million from the Separation and proceeds of $83 million from stock option exercises.

Common Stock Share Repurchases

Our Board will determine share repurchase authorizations, giving consideration to our levels of profit and cash flow, capital requirements, current and forecasted liquidity, the restrictions placed upon us by our borrowing arrangements as well as financial and other conditions existing at the time. We use cash flow generated from operating and financing activities to fund our share repurchase programs. The timing and amount of any repurchases will be made at our discretion, taking into account a number of factors, including market conditions.

2021 Repurchase Programs

In March 2021, the Board authorized a $500 million share repurchase plan (the "March 2021 Program"), which replaced the $79 million remaining under a March 2018 share repurchase program.

In July 2021, the Board authorized a $1.5 billion share repurchase program (the "July 2021 Program"), which replaced the $36 million remaining under the March 2021 Program. Under the authorization of this program, in July 2021 we entered into a stock repurchase agreement with our former Chief Executive Officer and certain of his affiliated entities pursuant to which we repurchased 10 million shares of our common stock for an aggregate purchase price of $730 million.

We repurchased the following shares of our common stock during 2021:

Repurchase Program	Amount Authorized	Shares Repurchased	Amount Repurchased	Average Stock Price
	(in millions)	(in thousands)	(in millions)	
March 2021 (a)	$ 500	6,996	$ 464	$ 66.30
July 2021 (a)		10,000	730	73.01
July 2021 (b)	1,500	11,234	770	68.53
Total		28,230	$ 1,964	

_____

(a) Reflects repurchases of L Brands, Inc. common stock prior to the August 2, 2021 spin-off of Victoria's Secret & Co.

(b) Reflects repurchases of Bath & Body Works, Inc. common stock subsequent to the August 2, 2021 spin-off of Victoria's Secret & Co.

2022 Repurchase Program

In February 2022, the Board authorized a new $1.5 billion share repurchase program (the "February 2022 Program"). As part of the February 2022 Program, we entered into the ASR under which we repurchased $1 billion of our own outstanding common stock. The delivery of shares under the ASR resulted in an immediate reduction of the shares used to calculate the weighted-average common shares outstanding for net income per basic and diluted share. Pursuant to the Board's authorization, we made other share repurchases in the open market under the February 2022 Program during 2022.

On February 4, 2022, we delivered $1 billion to the ASR bank, and the bank delivered 14 million shares of common stock to us (the "Initial Shares"). Pursuant to the terms of the ASR, the Initial Shares represented 80% of the number of shares determined by dividing the $1 billion Company payment by the closing price of our common stock on February 2, 2022.

In May 2022, we received an additional 7 million shares of our common stock from the ASR bank for the final settlement of the ASR. The final number of shares of common stock delivered under the ASR was based generally upon a discount to the average daily Rule 10b-18 volume-weighted average price at which the shares of common stock traded during the regular trading sessions on the NYSE during the term of the repurchase period.

We repurchased the following shares of our common stock during 2022:

Repurchase Program	Amount Authorized	Shares Repurchased	Amount Repurchased	Average Stock Price
	(in millions)	(in thousands)	(in millions)	
February 2022		6,401	$ 312	$ 48.77
February 2022 - Accelerated Share Repurchase Program	$ 1,500	20,295	1,000	49.27
Total		26,696	$ 1,312	

The February 2022 Program had $188 million of remaining authority as of January 28, 2023.

Dividend Policy and Procedures

Our Board will determine future dividends after giving consideration to our levels of profit and cash flow, capital requirements, current and forecasted liquidity, the restrictions placed upon us by our borrowing arrangements as well as financial and other conditions existing at the time. We use cash flow generated from operating and financing activities to fund our dividends.

In connection with the onset of the COVID-19 pandemic, our Board suspended our quarterly cash dividend beginning in the second quarter of 2020. In March 2021, our Board reinstated the annual dividend at $0.60 per share, beginning with the quarterly dividend paid in June 2021. In February 2022, our Board increased the annual dividend to $0.80 per share, beginning with the quarterly dividend paid in March 2022.

We paid the following dividends during 2022 and 2021:

	Ordinary Dividends (per share)		Total Paid (in millions)	
2022				
First Quarter	$	0.20	$	48
Second Quarter		0.20		46
Third Quarter		0.20		46
Fourth Quarter		0.20		46
2022 Total	$	0.80	$	186
2021				
First Quarter	$	—	$	—
Second Quarter		0.15		42
Third Quarter		0.15		39
Fourth Quarter		0.15		39
2021 Total	$	0.45	$	120

On March 3, 2023, we paid our first quarter 2023 dividend of $0.20 per share to stockholders of record at the close of business on February 17, 2023.

Long-term Debt and Borrowing Facilities

The following table provides our outstanding Long-term Debt balance, net of unamortized debt issuance costs and discounts, as of January 28, 2023 and January 29, 2022:

	January 28, 2023 (in millions)		January 29, 2022	
Senior Debt with Subsidiary Guarantee				
$320 million, 9.375% Fixed Interest Rate Notes due July 2025 ("2025 Notes")	$	317	$	316
$297 million, 6.694% Fixed Interest Rate Notes due January 2027 ("2027 Notes")		283		281
$500 million, 5.25% Fixed Interest Rate Notes due February 2028 ("2028 Notes")		498		497
$500 million, 7.50% Fixed Interest Rate Notes due June 2029 ("2029 Notes")		491		489
$1 billion, 6.625% Fixed Interest Rate Notes due October 2030 ("2030 Notes")		991		990
$1 billion, 6.875% Fixed Interest Rate Notes due November 2035 ("2035 Notes")		993		992
$700 million, 6.75% Fixed Interest Rate Notes due July 2036 ("2036 Notes")		694		694
Total Senior Debt with Subsidiary Guarantee	$	4,267	$	4,259
Senior Debt				
$350 million, 6.95% Fixed Interest Rate Debentures due March 2033 ("2033 Notes")	$	349	$	349
$247 million, 7.60% Fixed Interest Rate Notes due July 2037 ("2037 Notes")		246		246
Total Senior Debt	$	595	$	595
Total Long-term Debt	$	4,862	$	4,854

Repurchases of Notes

In April 2021, we redeemed the remaining $285 million of our outstanding 5.625% senior notes due February 2022 and $750 million of our outstanding 6.875% senior secured notes due July 2025. We recognized a pre-tax loss related to this extinguishment of debt of $105 million (after-tax loss of $80 million), which included the write-off of unamortized issuance costs. This loss is included in Other Income (Loss) in the 2021 Consolidated Statement of Income.

In September 2021, we completed the tender offers to purchase $270 million of our outstanding 5.625% senior notes due October 2023 (the "2023 Notes") and $180 million of our outstanding 2025 Notes for an aggregate purchase price of $532 million. Additionally, in October 2021, we redeemed the remaining $50 million of our outstanding 2023 Notes for an aggregate purchase price of $54 million. We recognized a pre-tax loss related to this extinguishment of debt of $89 million (after-tax loss of $68 million), which included the write-off of unamortized issuance costs. This loss is included in Other Income (Loss) in the 2021 Consolidated Statement of Income.

Asset-backed Revolving Credit Facility

We and certain of our 100% owned subsidiaries guarantee and pledge collateral to secure our ABL Facility. The ABL Facility, which allows borrowings and letters of credit in U.S. dollars or Canadian dollars, has aggregate commitments of $750 million and an expiration date in August 2026.

Availability under the ABL Facility is the lesser of (i) the borrowing base, determined primarily based on our eligible U.S. and Canadian credit card receivables, accounts receivable, inventory and eligible real property, or (ii) the aggregate commitment. If at any time the outstanding amount under the ABL Facility exceeds the lesser of (i) the borrowing base and (ii) the aggregate commitment, we are required to repay the outstanding amounts under the ABL Facility to the extent of such excess. As of January 28, 2023, our borrowing base was $525 million, and we had no borrowings outstanding under the ABL Facility.

The ABL Facility supports our letter of credit program. We had $16 million of outstanding letters of credit as of January 28, 2023 that reduced our availability under the ABL Facility. As of January 28, 2023, our availability under the ABL Facility was $509 million.

As of January 28, 2023, the ABL Facility fees related to committed and unutilized amounts were 0.30% per annum, and the fees related to outstanding letters of credit were 1.25% per annum. In addition, the interest rate on outstanding U.S. dollar borrowings was LIBOR plus 1.25% per annum. The interest rate on outstanding Canadian dollar-denominated borrowings was the Canadian Dollar Offered Rate plus 1.25% per annum.

The ABL Facility requires us to maintain a fixed charge coverage ratio of not less than 1.00 to 1.00 during an event of default or any period commencing on any day when specified excess availability is less than the greater of (i) $70 million or (ii) 10% of the maximum borrowing amount. As of January 28, 2023, we were not required to maintain this ratio.

Credit Ratings

The following table provides our credit ratings as of January 28, 2023:

	Moody's	S&P
Corporate	Ba2	BB
Senior Unsecured Debt with Subsidiary Guarantee	Ba2	BB
Senior Unsecured Debt	B1	B+
Outlook	Stable	Stable

Guarantor Summarized Financial Information

Certain of our subsidiaries, which are listed on Exhibit 22 to this Annual Report on Form 10-K, have guaranteed our obligations under the 2025 Notes, 2027 Notes, 2028 Notes, 2029 Notes, 2030 Notes, 2035 Notes and 2036 Notes (collectively, the "Notes").

The Notes have been issued by Bath & Body Works, Inc. (the "Parent Company"). The Notes are its senior unsecured obligations and rank equally in right of payment with all of our existing and future senior unsecured obligations, are senior to any of our future subordinated indebtedness, are effectively subordinated to all of our existing and future indebtedness that is secured by a lien and are structurally subordinated to all existing and future obligations of each of our subsidiaries that do not guarantee the Notes.

The Notes are fully and unconditionally guaranteed on a joint and several basis by certain of our wholly-owned subsidiaries, including certain subsidiaries that also guarantee our obligations under our ABL Facility (such guarantees, the "Guarantees"; and, such guaranteeing subsidiaries, the "Subsidiary Guarantors"). The Guarantees of the Subsidiary Guarantors are subject to release in limited circumstances only upon the occurrence of certain customary conditions. Each Guarantee is limited, by its terms, to an amount not to exceed the maximum amount that can be guaranteed by the applicable Subsidiary Guarantor subject to avoidance under applicable fraudulent conveyance provisions of U.S. and non-U.S. law.

The following tables set forth summarized financial information for the Parent Company and the Subsidiary Guarantors, on a combined basis after elimination of (i) intercompany transactions and balances among the Parent Company and the Subsidiary Guarantors and (ii) investments in and equity in the earnings of non-Guarantor subsidiaries.

JANUARY 28, 2023 SUMMARIZED BALANCE SHEET (in millions)

ASSETS		
Current Assets (a)	$	2,642
Noncurrent Assets (b)		2,561

LIABILITIES		
Current Liabilities (c)	$	3,084
Noncurrent Liabilities		6,143

_____

(a)   Includes amounts due from non-Guarantor subsidiaries of $589 million as of January 28, 2023.

(b)   Includes amounts due from non-Guarantor subsidiaries of $40 million as of January 28, 2023.

(c)   Includes amounts due to non-Guarantor subsidiaries of $1.987 billion as of January 28, 2023.

2022 SUMMARIZED STATEMENT OF INCOME (in millions)

Net Sales (a)	$	7,336
Gross Profit		3,012
Operating Income		1,245
Income Before Income Taxes		921
Net Income (b)		726

_____

(a)   Includes Net Sales of $291 million to non-Guarantor subsidiaries.

(b)   Includes Net Loss of $7 million related to transactions with non-Guarantor subsidiaries.

Contingent Liabilities and Contractual Obligations

The following table provides our contractual obligations, aggregated by type, including the maturity profile as of January 28, 2023:

	Payments Due by Period					
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years	Other
	(in millions)					
Long-term Debt (a)	$ 8,047	$ 339	$ 983	$ 895	$ 5,830	$ —
Future Lease Obligations (b)	1,562	260	497	386	419	—
Purchase Obligations (c)	682	543	91	38	10	—
Other Liabilities (d)	182	112	30	—	—	40
Total	$ 10,473	$ 1,254	$ 1,601	$ 1,319	$ 6,259	$ 40

_____

(a)   Long-term Debt obligations relate to our principal and interest payments for outstanding notes and debentures. Interest payments have been estimated based on the coupon rate for fixed rate obligations. Interest obligations exclude amounts which have been accrued through January 28, 2023. For additional information, see Note 11 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(b)   Future lease obligations primarily represent minimum payments due under store lease agreements. For additional information, see Note 7 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(c)   Purchase obligations primarily include purchase orders for merchandise inventory and other agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

(d)   Other liabilities include future estimated payments associated with unrecognized tax benefits. The "Less Than 1 Year" category includes $112 million of these tax items because it is reasonably possible that the amounts could change in the next 12 months due to audit settlements or resolution of uncertainties. The remaining portion totaling $40 million is included in the "Other" category as it is not reasonably possible that the amounts could change in the next 12 months. In addition, we have a remaining liability of $30 million related to the deemed repatriation tax on our undistributed foreign earnings resulting from the Tax Cuts and Jobs Act. The tax liability will be paid over the next three years. For additional information, see Note 10 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

Lease Guarantees

In connection with the spin-off of Victoria's Secret & Co. and the disposal of a certain other business, we had remaining contingent obligations of $283 million as of January 28, 2023 related to lease payments under the current terms of noncancelable leases, primarily related to office space, expiring at various dates through 2037. These obligations include minimum rent and additional payments covering taxes, common area costs and certain other expenses and relate to leases that commenced prior to the disposition of these businesses. Our reserves related to these obligations were not significant for any period presented.

Recently Issued Accounting Pronouncements

We did not adopt any new accounting standards in 2022 that had a material impact on our consolidated results of operations, financial position or cash flows. In addition, as of March 17, 2023, there are no new accounting standards that we have not yet adopted that are expected to have a material impact on our consolidated results of operations, financial position or cash flows.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to adopt accounting policies related to estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management evaluates its accounting policies, estimates and judgments, including those related to inventories, valuation of long-lived store assets, claims and contingencies, income taxes and revenue recognition. Management bases our estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Management has discussed the development and selection of our critical accounting policies and estimates with the Audit Committee of our Board of Directors and believes the following assumptions and estimates are most significant to reporting our results of operations and financial position.

Inventories

Inventories are principally valued at the lower of cost or net realizable value, on an average cost basis.

We record valuation adjustments to our inventories if the cost of inventory on hand exceeds the amount we expect to realize from the ultimate sale or disposal of the inventory. These estimates are based on management's judgment regarding future demand and market conditions and analysis of historical experience. If actual demand or market conditions are different than those projected by management, future period merchandise margin rates may be unfavorably or favorably affected by adjustments to these estimates.

We also record inventory loss adjustments for estimated physical inventory losses that have occurred since the date of the last physical inventory. These estimates are based on management's analysis of historical results and operating trends.

Management believes that the assumptions used in these estimates are reasonable and appropriate. A 10% increase or decrease in the inventory valuation adjustment would have impacted net income from continuing operations by approximately $2 million for 2022. A 10% increase or decrease in the estimated physical inventory loss adjustment would have impacted net income from continuing operations by approximately $2 million for 2022.

Valuation of Long-lived Store Assets

Long-lived store assets, which include leasehold improvements, store related assets and operating lease assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Store assets are grouped at the lowest level for which they are largely independent of other assets or asset groups. If the estimated undiscounted future cash flows related to the asset group are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the estimated fair value, determined by the estimated discounted future cash flows of the asset group. For operating lease assets, we determine the fair value of the assets by comparing the contractual rent payments to estimated market rental rates. An individual asset within an asset group is not impaired below its estimated fair value. The fair value of long-lived store assets are determined using Level 3 inputs within the fair value hierarchy.

When a decision has been made to dispose of property and equipment prior to the end of the previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated useful life.

Claims and Contingencies

We are subject to various claims and contingencies related to lawsuits, taxes, insurance, regulatory and other matters arising out of the normal course of business. Our determination of the treatment of claims and contingencies in the Consolidated Financial Statements is based on management's view of the expected outcome of the applicable claim or contingency. We consult with legal counsel on matters related to litigation and seek input from both internal and external experts with respect to matters in the ordinary course of business. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is reasonably estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable) or if an estimate is not reasonably determinable, disclosure of a material claim or contingency is disclosed in the Notes to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

Income Taxes

We account for income taxes under the asset and liability method. Under this method, taxes currently payable or refundable are accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in our Consolidated Statements of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In determining our provision for income taxes, we consider permanent differences between book and tax income and statutory income tax rates. Our effective income tax rate is affected by items including changes in tax law, the tax jurisdiction of new stores or business ventures and the level of earnings.

We follow the authoritative guidance included in ASC 740, *Income Taxes*, which contains a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and for which actual outcomes may differ from forecasted outcomes. Our policy is to include interest and penalties related to uncertain tax positions in income tax expense.

Our income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. These audits include questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. At any one time, multiple tax years are subject to audit by the various tax authorities. A number of years may elapse before a particular matter for which we have established an accrual is audited and fully resolved or clarified. We adjust our tax contingencies accrual and income tax provision in the period in which matters are effectively settled with tax authorities at amounts different from our established accrual, when the statute of limitations expires for the relevant taxing authority to examine the tax position or when more information becomes available.

Revenue Recognition

We recognize revenue based on the amount we expect to receive when control of the goods or services is transferred to our customer. We recognize sales upon customer receipt of merchandise, which for direct channel revenues reflect an estimate of shipments that have not yet been received by our customer based on shipping terms and historical delivery times. Our shipping and handling revenues are included in Net Sales with the related costs included in Costs of Goods Sold, Buying and Occupancy in our Consolidated Statements of Income. We also provide a reserve for projected merchandise returns based on historical experience. Net Sales exclude sales and other similar taxes collected from customers.

We offer a loyalty program that allows customers to earn points based on purchasing activity. As customers accumulate points and reach point thresholds, points are converted to awards that may be used to purchase merchandise in stores or online. Points expire if a loyalty account is inactive for a certain period of time, while awards expire if unused after approximately three months. We allocate revenue to points earned on qualifying purchases and defer recognition until the awards are redeemed.

The amount of revenue deferred is based on the relative stand-alone selling price method, which includes an estimate for points and awards not expected to be redeemed based on historical experience.

We sell gift cards with no expiration dates to customers. We do not charge administrative fees on unused gift cards. We recognize revenue from gift cards when they are redeemed by the customer. In addition, we recognize revenue on unredeemed gift cards where the likelihood of the gift card being redeemed is remote and there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions (gift card breakage). Gift card breakage revenue is recognized in proportion, and over the same period, as actual gift card redemptions. We determine the gift card breakage rate based on historical redemption patterns. Gift card breakage is included in Net Sales in our Consolidated Statements of Income.

We also recognize revenues associated with franchise, license, wholesale and sourcing arrangements. Revenue recognized under franchise and license arrangements generally consists of royalties earned and recognized upon sale of merchandise by franchise and license partners to retail customers. Revenue is generally recognized under wholesale and sourcing arrangements at the time the title passes to the partner.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market Risk

The market risk inherent in our financial instruments represents the potential loss in fair value, earnings or cash flows arising from adverse changes in foreign currency exchange rates or interest rates. We may use derivative financial instruments like foreign currency forward contracts, cross-currency swaps and interest rate swap arrangements to manage exposure to market risks. We do not use derivative financial instruments for trading purposes.

Foreign Exchange Rate Risk

Our Canadian dollar denominated earnings are subject to exchange rate risk as substantially all our merchandise sold in Canada is sourced through U.S. dollar transactions. Although we utilize foreign currency forward contracts to partially offset risks associated with our operations in Canada, these measures may not succeed in offsetting all the short-term impact of foreign currency rate movements and generally may not be effective in offsetting the long-term impact of sustained shifts in foreign currency rates.

Further, although our royalty arrangements with our international partners are denominated in U.S. dollars, the royalties we receive in U.S. dollars are calculated based on sales in the local currency. As a result, our royalties in these arrangements are exposed to foreign currency exchange rate fluctuations.

Interest Rate Risk

Our investment portfolio primarily consists of interest-bearing instruments that are classified as cash and cash equivalents based on their original maturities. Our investment portfolio is maintained in accordance with our investment policy, which specifies permitted types of investments, specifies credit quality standards and maturity profiles and limits credit exposure to any single issuer. The primary objective of our investment activities is the preservation of principal, the maintenance of liquidity and the maximization of interest income while minimizing risk. Our investment portfolio is primarily composed of U.S. government obligations, U.S. Treasury and AAA-rated money market funds, commercial paper and bank deposits. Given the short-term nature and quality of investments in our portfolio, we do not believe there is any material risk to principal associated with increases or decreases in interest rates.

All of our Long-term Debt as of January 28, 2023 has fixed interest rates. We will from time to time adjust our exposure to interest rate risk by entering into interest rate swap arrangements. Our exposure to interest rate changes is limited to the fair value of the debt issued, which would not have a material impact on our earnings or cash flows.

Concentration of Credit Risk

We maintain cash and cash equivalents and derivative contracts with various major financial institutions. We monitor the relative credit standing of financial institutions with whom we transact and limit the amount of credit exposure with any one entity. Our investment portfolio is primarily composed of U.S. government obligations, U.S. Treasury and AAA-rated money market funds, commercial paper and bank deposits. We also periodically review the relative credit standing of franchise, license and wholesale partners and other entities to which we grant credit terms in the normal course of business.

Fair Value of Financial Instruments

As of January 28, 2023, we believe that the carrying values of Accounts Receivable, Accounts Payable and Accrued Expenses approximate fair value because of their short maturity.

The following table provides a summary of the principal value and estimated fair value of outstanding Long-term Debt as of January 28, 2023 and January 29, 2022:

	January 28, 2023		January 29, 2022	
	(in millions)			
Principal Value	$	4,915	$	4,915
Fair Value, Estimated (a)		4,707		5,493

_____

(a) The estimated fair values are based on reported transaction prices and are not necessarily indicative of the amounts that we could realize in a current market exchange.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

BATH & BODY WORKS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Our fiscal year ends on the Saturday nearest to January 31. Fiscal years are designated in the Consolidated Financial Statements and Notes by the calendar year in which the fiscal year commences. The results for 2022, 2021 and 2020 refer to the 52-week periods ended January 28, 2023, January 29, 2022 and January 30, 2021, respectively.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 28, 2023. In making this assessment, management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria).

Based on our assessment and the COSO criteria, management believes that the Company maintained effective internal control over financial reporting as of January 28, 2023.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the Company's internal control over financial reporting. Ernst & Young LLP's report appears on the following page and expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of January 28, 2023.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bath & Body Works, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Bath & Body Works, Inc.'s internal control over financial reporting as of January 28, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Bath & Body Works, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 28, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Bath & Body Works, Inc. as of January 28, 2023 and January 29, 2022 and the related consolidated statements of income, comprehensive income, total equity (deficit), and cash flows for each of the three years in the period ended January 28, 2023, and the related notes and our report dated March 17, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Grandview Heights, Ohio
March 17, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bath & Body Works, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bath & Body Works, Inc. (the Company) as of January 28, 2023 and January 29, 2022, the related consolidated statements of income, comprehensive income, total equity (deficit), and cash flows for each of the three years in the period ended January 28, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 28, 2023 and January 29, 2022, and the results of its operations and its cash flows for each of the three years in the period ended January 28, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 28, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 17, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Loyalty Program

Description of the Matter	The Company launched its loyalty program nationwide during the third quarter of 2022, which offers members the ability to earn points and redeem awards. As described in Note 1 to the consolidated financial statements, revenue from the loyalty program is recognized when the members redeem awards or points expire unused. The Company allocates revenue to points earned on qualifying purchases and defers recognition until the awards are redeemed. The amount of revenue deferred is based on the relative standalone selling price method, which includes an estimate for points and awards not expected to be redeemed based on historical experience.
	Auditing the Company's estimate of loyalty deferred revenue was complex as the calculation involved management's assumptions, such as the standalone selling price and expected redemption rate, which drive the revenue deferral.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's estimation process and controls supporting the measurement and recognition of the amount of loyalty revenue deferred. This included testing controls over management's review of the assumptions and other inputs used in the estimation and the completeness and accuracy of issuance and redemption data used in the calculation.
	Our audit procedures included, among others, evaluating the methodology used, analyzing the significant assumptions discussed above, and testing the accuracy and completeness of the underlying data used in management's calculation. To test the standalone selling price per award, we validated that the price per award was appropriate based on purchases by loyalty members. To audit the redemption rate, we tested redemption activity and compared the results of that testing to the redemption rate used by management in its estimate. We also considered recent trends in redemption activity and the impact on the redemption rate. In addition, we performed sensitivity analyses of significant assumptions to evaluate the change in the deferral amounts.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2003.

Grandview Heights, Ohio

March 17, 2023

BATH & BODY WORKS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in millions except per share amounts)

		2022		2021		2020
Net Sales	$	7,560	$	7,882	$	6,434
Costs of Goods Sold, Buying and Occupancy		(4,305)		(4,027)		(3,338)
Gross Profit		3,255		3,855		3,096
General, Administrative and Store Operating Expenses		(1,879)		(1,846)		(1,492)
Operating Income		1,376		2,009		1,604
Interest Expense		(348)		(388)		(432)
Other Income (Loss)		17		(198)		(50)
Income from Continuing Operations Before Income Taxes		1,045		1,423		1,122
Provision for Income Taxes		251		348		257
Net Income from Continuing Operations		794		1,075		865
Income (Loss) from Discontinued Operations, Net of Tax		6		258		(21)
Net Income	$	800	$	1,333	$	844
Net Income (Loss) per Basic Share						
Continuing Operations	$	3.43	$	4.00	$	3.11
Discontinued Operations		0.03		0.96		(0.07)
Total Net Income per Basic Share	$	3.45	$	4.96	$	3.04
Net Income (Loss) per Diluted Share						
Continuing Operations	$	3.40	$	3.94	$	3.07
Discontinued Operations		0.03		0.95		(0.07)
Total Net Income per Diluted Share	$	3.43	$	4.88	$	3.00

BATH & BODY WORKS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

		2022		2021		2020
Net Income	$	800	$	1,333	$	844
Other Comprehensive Income (Loss), Net of Tax:						
Foreign Currency Translation		(2)		2		(3)
Reclassification of Currency Translation to Earnings		—		—		36
Unrealized Gain (Loss) on Cash Flow Hedges		2		1		(2)
Reclassification of Cash Flow Hedges to Earnings		(2)		2		—
Total Other Comprehensive Income (Loss), Net of Tax		(2)		5		31
Total Comprehensive Income	$	798	$	1,338	$	875

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BATH & BODY WORKS, INC.

CONSOLIDATED BALANCE SHEETS

(in millions except par value amounts)

		January 28, 2023		January 29, 2022
ASSETS				
Current Assets:				
Cash and Cash Equivalents	$	1,232	$	1,979
Accounts Receivable, Net		226		240
Inventories		709		709
Other		99		81
Total Current Assets		2,266		3,009
Property and Equipment, Net		1,193		1,009
Operating Lease Assets		1,050		1,021
Goodwill		628		628
Trade Name		165		165
Deferred Income Taxes		37		45
Other Assets		155		149
Total Assets	$	5,494	$	6,026
LIABILITIES AND EQUITY (DEFICIT)				
Current Liabilities:				
Accounts Payable	$	455	$	435
Accrued Expenses and Other		673		651
Current Operating Lease Liabilities		177		170
Income Taxes		74		34
Total Current Liabilities		1,379		1,290
Deferred Income Taxes		168		157
Long-term Debt		4,862		4,854
Long-term Operating Lease Liabilities		1,014		989
Other Long-term Liabilities		276		253
Shareholders' Equity (Deficit):				
Preferred Stock—$1.00 par value; 10 shares authorized; none issued		—		—
Common Stock—$0.50 par value; 1,000 shares authorized; 244 and 269 shares issued; 229 and 254 shares outstanding, respectively		122		134
Paid-in Capital		817		893
Accumulated Other Comprehensive Income		78		80
Retained Earnings (Accumulated Deficit)		(2,401)		(1,803)
Less: Treasury Stock, at Average Cost; 15 and 15 shares, respectively		(822)		(822)
Total Shareholders' Equity (Deficit)		(2,206)		(1,518)
Noncontrolling Interest		1		1
Total Equity (Deficit)		(2,205)		(1,517)
Total Liabilities and Equity (Deficit)	$	5,494	$	6,026

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BATH & BODY WORKS, INC.

CONSOLIDATED STATEMENTS OF TOTAL EQUITY (DEFICIT)

(in millions except per share amounts)

	Common Stock							
	Shares Outstanding	Par Value	Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Treasury Stock, at Average Cost	Noncontrolling Interest	Total Equity (Deficit)
Balance, February 1, 2020	277	$ 142	$ 847	$ 52	$ (2,182)	$ (358)	$ 4	$ (1,495)
Net Income	—	—	—	—	844	—	—	844
Other Comprehensive Income	—	—	—	31	—	—	—	31
Total Comprehensive Income	—	—	—	31	844	—	—	875
Cash Dividends ($0.30 per share)	—	—	—	—	(83)	—	—	(83)
Share-based Compensation and Other	1	1	44	—	—	—	(3)	42
Balance, January 30, 2021	278	$ 143	$ 891	$ 83	$ (1,421)	$ (358)	$ 1	$ (661)
Net Income	—	—	—	—	1,333	—	—	1,333
Other Comprehensive Income	—	—	—	5	—	—	—	5
Total Comprehensive Income	—	—	—	5	1,333	—	—	1,338
Victoria's Secret Spin-Off	—	—	—	(8)	(175)	—	—	(183)
Cash Dividends ($0.45 per share)	—	—	—	—	(120)	—	—	(120)
Repurchases of Common Stock	(28)	—	—	—	—	(1,964)	—	(1,964)
Treasury Share Retirement	—	(11)	(69)	—	(1,420)	1,500	—	—
Share-based Compensation and Other	4	2	71	—	—	—	—	73
Balance, January 29, 2022	254	$ 134	$ 893	$ 80	$ (1,803)	$ (822)	$ 1	$ (1,517)
Net Income	—	—	—	—	800	—	—	800
Other Comprehensive Loss	—	—	—	(2)	—	—	—	(2)
Total Comprehensive Income	—	—	—	(2)	800	—	—	798
Cash Dividends ($0.80 per share)	—	—	—	—	(186)	—	—	(186)
Repurchases of Common Stock	(7)	—	—	—	—	(312)	—	(312)
Accelerated Share Repurchase Program	(20)	—	—	—	—	(1,000)	—	(1,000)
Treasury Share Retirement	—	(13)	(87)	—	(1,212)	1,312	—	—
Share-based Compensation and Other	2	1	11	—	—	—	—	12
Balance, January 28, 2023	229	$ 122	$ 817	$ 78	$ (2,401)	$ (822)	$ 1	$ (2,205)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BATH & BODY WORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	2022	2021	2020
Operating Activities			
Net Income	$ 800	$ 1,333	$ 844
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation of Long-lived Assets	221	363	521
Loss on Extinguishment of Debt	—	195	53
Share-based Compensation Expense	38	46	50
Deferred Income Taxes	17	45	33
Victoria's Secret Asset Impairment Charges	—	—	254
Gain from Victoria's Secret Hong Kong Store Closure and Lease Termination	—	—	(39)
Gain Related to Formation of Victoria's Secret U.K. Joint Venture	—	—	(54)
Changes in Assets and Liabilities:			
Accounts Receivable	11	(64)	38
Inventories	—	(177)	3
Accounts Payable, Accrued Expenses and Other	44	(86)	166
Income Taxes Payable	39	(72)	(43)
Other Assets and Liabilities	(26)	(91)	213
Net Cash Provided by Operating Activities	$ 1,144	$ 1,492	$ 2,039
Investing Activities			
Capital Expenditures	$ (328)	$ (270)	$ (228)
Other Investing Activities	—	11	9
Net Cash Used for Investing Activities	$ (328)	$ (259)	$ (219)
Financing Activities			
Proceeds from Issuance of Long-term Debt, Net of Issuance Costs	$ —	$ —	$ 2,218
Payments of Long-term Debt	—	(1,716)	(1,307)
Borrowing from revolving credit agreement	—	—	950
Repayment of revolving credit agreement	—	—	(950)
Proceeds from Spin-Off of Victoria's Secret & Co.	—	976	—
Transfers and Payments to Victoria's Secret & Co. related to Spin-Off	(25)	(376)	—
Net Repayments of Victoria's Secret Foreign Facilities	—	—	(155)
Repurchases of Common Stock	(1,312)	(1,964)	—
Dividends Paid	(186)	(120)	(83)
Proceeds from Stock Option Exercises	6	83	8
Tax Payments related to Share-based Awards	(32)	(59)	(12)
Payments of Finance Lease Obligations	(9)	(12)	(53)
Other Financing Activities	(4)	—	(6)
Net Cash Provided by (Used for) Financing Activities	$ (1,562)	$ (3,188)	$ 610
Effects of Exchange Rate Changes on Cash and Cash Equivalents	$ (1)	$ 1	$ 4
Net Increase (Decrease) in Cash and Cash Equivalents	(747)	(1,954)	2,434
Cash and Cash Equivalents, Beginning of Year	1,979	3,933	1,499
Cash and Cash Equivalents, End of Year	$ 1,232	$ 1,979	$ 3,933

_____

The cash flows related to discontinued operations have not been segregated. Accordingly, the Consolidated Statements of Cash Flows include the results from continuing and discontinued operations.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BATH & BODY WORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Bath & Body Works, Inc. (the "Company") is an omnichannel retailer that sells merchandise through its Company-operated retail stores in the United States of America ("U.S.") and Canada, and through its websites and other channels, under the Bath & Body Works, White Barn and other brand names. The Company's international business is primarily conducted through franchise, license and wholesale partners. The Company operates as and reports a single segment that includes all of its continuing operations.

On August 2, 2021, the Company completed the tax-free spin-off of its Victoria's Secret business, which included the Victoria's Secret and PINK brands, into an independent publicly traded company (the "Separation"). Accordingly, the operating results of, and fees to separate, the Victoria's Secret business are reported in Income (Loss) from Discontinued Operations, Net of Tax in the Consolidated Statements of Income for all periods presented. All amounts and disclosures included in the Notes to Consolidated Financial Statements reflect only the Company's continuing operations unless otherwise noted. For additional information, see Note 2, "Discontinued Operations."

On August 2, 2021, in connection with the Separation, the Company changed its name from L Brands, Inc. to Bath & Body Works, Inc. Additionally, starting August 3, 2021, the Company's common stock began trading on the New York Stock Exchange (the "NYSE") under the stock symbol "BBWI."

Fiscal Year

The Company's fiscal year ends on the Saturday nearest to January 31. As used herein, "2022," "2021," and "2020" refer to the 52-week periods ended January 28, 2023, January 29, 2022 and January 30, 2021, respectively.

Basis of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company accounts for investments in unconsolidated entities where it exercises significant influence, but does not have control, using the equity method.

Cash and Cash Equivalents

Cash and Cash Equivalents include cash on hand, demand deposits with financial institutions and highly liquid investments with original maturities of less than 90 days. The Company's Cash and Cash Equivalents are considered Level 1 fair value measurements as they are valued using unadjusted quoted prices in active markets for identical assets. The Company's outstanding checks are included in Accounts Payable on the Consolidated Balance Sheets.

Concentration of Credit Risk

The Company maintains cash and cash equivalents and derivative contracts with various major financial institutions. The Company monitors the relative credit standing of financial institutions with whom the Company transacts and limits the amount of credit exposure with any one entity. The Company's investment portfolio is primarily composed of U.S. government obligations, U.S. Treasury and AAA-rated money market funds, commercial paper and bank deposits.

The Company also periodically reviews the relative credit standing of franchise, license and wholesale partners and other entities to which the Company grants credit terms in the normal course of business. The Company determines the required allowance for expected credit losses using information such as customer credit history and financial condition. Amounts are recorded to the allowance when it is determined that expected credit losses may occur.

Inventories

Inventories are principally valued at the lower of cost or net realizable value, on an average cost basis.

The Company records valuation adjustments to its inventories if the cost of inventory on hand exceeds the amount it expects to realize from the ultimate sale or disposal of the inventory. These estimates are based on management's judgment regarding future demand and market conditions and analysis of historical experience.

The Company also records inventory loss adjustments for estimated physical inventory losses that have occurred since the date of the last physical inventory. These estimates are based on management's analysis of historical results and operating trends.

Advertising Costs

Advertising and marketing costs are expensed at the time the promotion first appears in media, in the store or when the advertising is mailed. Advertising and marketing costs totaled $166 million for 2022, $166 million for 2021 and $112 million for 2020.

Property and Equipment

The Company's Property and Equipment are recorded at cost and depreciation is computed on a straight-line basis using the following depreciable life ranges:

Category of Property and Equipment	Depreciable Life Range
Software, including software developed for internal use	3 - 5 years
Store related assets	3 - 10 years
Leasehold improvements	Shorter of lease term or 10 years
Non-store related building and site improvements	10 - 15 years
Other property and equipment	20 years
Buildings	30 years

When a decision has been made to dispose of property and equipment prior to the end of the previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated useful life. The Company's cost of assets sold or retired and the related accumulated depreciation are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend useful lives are capitalized.

Long-lived store assets, which include leasehold improvements, store related assets and operating lease assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Store assets are grouped at the lowest level for which they are largely independent of other assets or asset groups. If the estimated undiscounted future cash flows related to the asset group are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the estimated fair value, determined by the estimated discounted future cash flows of the asset group. For operating lease assets, the Company determines the fair value of the assets by comparing the contractual rent payments to estimated market rental rates. An individual asset within an asset group is not impaired below its estimated fair value. The fair value of long-lived store assets are determined using Level 3 inputs within the fair value hierarchy.

Leases and Leasehold Improvements

The Company leases retail space, office space, warehouse facilities, storage space, equipment and certain other items under operating leases. A substantial portion of the Company's leases are operating leases for its stores, which generally have an initial term of 10 years. Annual store rent consists of a fixed minimum amount and/or variable rent based on a percentage of sales exceeding a stipulated amount. Store lease terms generally also require additional payments covering certain operating costs such as common area maintenance, utilities, insurance and taxes. Certain leases contain predetermined fixed escalations of minimum rentals or require periodic adjustments of minimum rentals depending on an index or rate. Additionally, certain leases contain incentives, such as construction allowances from landlords and/or rent abatements subsequent to taking possession of the leased property.

At lease commencement, the Company recognizes an asset for the right to use the leased asset and a liability based on the present value of the unpaid fixed lease payments. Operating lease costs are recognized on a straight-line basis as lease expense over the lease term. Variable lease payments associated with the Company's leases are recognized upon occurrence of the event or circumstance on which the payments are assessed. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized on a straight-line basis over the lease term. The Company uses its incremental borrowing rate, adjusted for collateral, to determine the present value of its unpaid lease payments.

The Company's store leases often include options to extend the initial term or to terminate the lease prior to the end of the initial term. The exercise of these options is typically at the sole discretion of the Company. These options are included in determining the initial lease term at lease commencement if the Company is reasonably certain to exercise the option. Additionally, the Company may operate stores for a period of time on a month-to-month basis after the expiration of the lease term.

The Company also has leasehold improvements which are amortized over the shorter of their estimated useful lives or the period from the date the assets are placed in service to the end of the initial lease term. Leasehold improvements made after the inception of the initial lease term are depreciated over the shorter of their estimated useful lives or the remaining lease term, including renewal periods, if reasonably assured.

Intangible Assets - Goodwill and Trade Name

The Company has recorded Goodwill and Trade Name intangible assets resulting from business combinations that are recorded at cost.

Goodwill is reviewed for impairment at the reporting unit level each year in the fourth quarter and may be reviewed more frequently if certain events occur or circumstances change. The Company has the option to either first perform a qualitative assessment to determine whether it is more likely than not that a reporting unit's fair value is less than its carrying value (including goodwill), or to proceed directly to the quantitative assessment which requires a comparison of a reporting unit's fair value to its carrying value (including goodwill). If the Company determines that the fair value of a reporting unit is less than its carrying value, it recognizes an impairment charge equal to the difference, not to exceed the total amount of goodwill allocated to a reporting unit. The Company's reporting units are determined in accordance with the provisions of Accounting Standards Codification ("ASC") 350, *Intangibles - Goodwill and Other*.

The Bath & Body Works Trade Name is an intangible asset with an indefinite life that is reviewed for impairment each year in the fourth quarter, and may be reviewed more frequently if certain events occur or circumstances change. The Company has the option to either first perform a qualitative assessment to determine whether it is more likely than not that the Trade Name is impaired, or to proceed directly to the quantitative assessment which requires a comparison of the fair value of the trade name to its carrying value. To determine if the fair value of the Trade Name is less than its carrying amount, the Company will estimate the fair value, usually determined by the relief from royalty method under the income approach, and compare that value with its carrying amount. If the carrying value of the Trade Name exceeds its fair value, the Company recognizes an impairment charge equal to the difference.

Foreign Currency Translation

The functional currency of the Company's foreign operations is generally the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect as of the balance sheet date, while revenues and expenses are translated at the average exchange rates for the period. The Company's resulting translation adjustments are recorded as a component of Accumulated Other Comprehensive Income in Shareholders' Equity (Deficit). Accumulated foreign currency translation adjustments are reclassified to Net Income when realized upon sale or upon complete, or substantially complete, liquidation of the investment in the foreign entity.

Derivative Financial Instruments

The Company's Canadian dollar denominated earnings are subject to exchange rate risk as substantially all the Company's merchandise sold in Canada is sourced through U.S. dollar transactions. The Company uses foreign currency forward contracts designated as cash flow hedges to mitigate this foreign currency exposure. Amounts are reclassified from Accumulated Other Comprehensive Income upon sale of the hedged merchandise to the customer. These gains and losses are recognized in Costs of Goods Sold, Buying and Occupancy in the Consolidated Statements of Income. All designated cash flow hedges are recorded on the Consolidated Balance Sheets at fair value. The fair value of designated cash flow hedges is not significant for any period presented. The Company does not use derivative financial instruments for trading purposes.

Easton Investments

The Company has land and other investments in Easton, a planned community in Columbus, Ohio, that integrates office, hotel, retail, residential and recreational space. These investments, totaling $124 million as of January 28, 2023 and $126 million as of January 29, 2022, are recorded in Other Assets on the Consolidated Balance Sheets.

Included in the Company's Easton investments are equity interests in Easton Town Center, LLC ("ETC") and Easton Gateway, LLC ("EG"), entities that own and develop commercial entertainment and shopping centers. The Company's investments in ETC and EG are accounted for using the equity method of accounting. The Company has majority financial interests in ETC and EG, but another unaffiliated member manages them, and certain significant decisions regarding ETC and EG require the consent of unaffiliated members in addition to the Company.

Under the equity method of accounting, the Company recognizes its share of the investee's net income or loss. Losses are only recognized to the extent the Company has positive carrying value related to the investee. Carrying values are only reduced below zero if the Company has an obligation to provide funding to the investee. The Company's share of net income or loss of all unconsolidated entities is included in Other Income (Loss) in the Consolidated Statements of Income. The Company's equity method investments are required to be reviewed for impairment when it is determined there may be an other-than-temporary loss in value.

Fair Value

The authoritative guidance included in ASC 820, *Fair Value Measurement,* defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. This authoritative guidance further establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 - Quoted market prices in active markets for identical assets or liabilities.
- Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices of similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company estimates the fair value of financial instruments, Property and Equipment, Net, Goodwill and its Trade Name in accordance with the provisions of ASC 820.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, taxes currently payable or refundable are accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the Company's Consolidated Statements of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

In determining the Company's provision for income taxes, the Company considers permanent differences between book and tax income and statutory income tax rates. The Company's effective income tax rate is affected by items including changes in tax law, the tax jurisdiction of new stores or business ventures and the level of earnings.

The Company follows a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and for which actual outcomes may differ from forecasted outcomes. The Company's policy is to include interest and penalties related to uncertain tax positions in income tax expense.

The Company's income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. These audits include questions regarding the Company's tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. At any one time, multiple tax years are subject to audit by the various tax authorities. A number of years may elapse before a particular matter for which the Company has established an accrual is audited and fully resolved or clarified. The Company adjusts its tax contingencies accrual and income tax provision in the period in which matters are effectively settled with tax authorities at amounts different from its established accrual, when the statute of limitations expires for the relevant taxing authority to examine the tax position or when more information becomes available. The Company includes its tax contingencies accrual, including accrued penalties and interest, in Other Long-term Liabilities on the Consolidated Balance Sheets unless the liability is expected to be paid within one year. Changes to the tax contingencies accrual, including accrued penalties and interest, are included in Provision for Income Taxes on the Consolidated Statements of Income.

Self-Insurance

The Company is self-insured for medical, workers' compensation, property, general liability and automobile liability up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred but not reported ("IBNR") claims. IBNR claims are estimated using historical claim information and actuarial estimates.

Noncontrolling Interest

Noncontrolling interest represents the portion of equity interests of consolidated affiliates not owned by the Company.

Share-based Compensation

The Company recognizes all share-based payments to associates and directors as compensation cost over the service period based on their estimated fair value on the date of grant. The Company estimates award forfeitures at the time awards are granted and adjusts, if necessary, in subsequent periods based on historical experience and expected future forfeitures. As part of the Company's determination of award fair value, it assesses the impact of material nonpublic information on the share price at the time of grant. There were no such fair value adjustments to awards granted in any period presented.

Compensation cost is recognized over the service period for the fair value of awards that actually vest. Compensation expense for awards without a performance condition is recognized, net of estimated forfeitures, using a single award approach (each award is valued as one grant, irrespective of the number of vesting tranches). Compensation expense for awards with a performance condition is recognized, net of estimated forfeitures, using a multiple award approach (each vesting tranche is valued as one grant).

Revenue Recognition

The Company recognizes revenue based on the amount it expects to receive when control of the goods or services is transferred to the customer. The Company recognizes sales upon customer receipt of merchandise, which for direct channel revenues reflect an estimate of shipments that have not yet been received by the customer based on shipping terms and historical delivery times. The Company's shipping and handling revenues are included in Net Sales with the related costs included in Costs of Goods Sold, Buying and Occupancy in the Consolidated Statements of Income. The Company also provides a reserve for projected merchandise returns based on historical experience. Net Sales exclude sales and other similar taxes collected from customers.

The Company offers a loyalty program that allows customers to earn points based on purchasing activity. As customers accumulate points and reach point thresholds, points are converted to awards that may be used to purchase merchandise in stores or online. Points expire if a loyalty account is inactive for a certain period of time, while awards expire if unused after approximately three months. The Company allocates revenue to points earned on qualifying purchases and defers recognition until the awards are redeemed. The amount of revenue deferred is based on the relative stand-alone selling price method, which includes an estimate for points and awards not expected to be redeemed based on historical experience.

The Company sells gift cards with no expiration dates to customers. The Company does not charge administrative fees on unused gift cards. The Company recognizes revenue from gift cards when they are redeemed by the customer. In addition, the Company recognizes revenue on unredeemed gift cards where the likelihood of the gift card being redeemed is remote and there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions (gift card breakage). Gift card breakage revenue is recognized in proportion, and over the same period, as actual gift card redemptions. The Company determines the gift card breakage rate based on historical redemption patterns. Gift card breakage is included in Net Sales in the Consolidated Statements of Income.

The Company also recognizes revenues associated with franchise, license, wholesale and sourcing arrangements. Revenue recognized under franchise and license arrangements generally consists of royalties earned and recognized upon sale of merchandise by franchise and license partners to retail customers. Revenue is generally recognized under wholesale and sourcing arrangements at the time the title passes to the partner.

Costs of Goods Sold, Buying and Occupancy

The Company's Costs of Goods Sold include merchandise costs, net of discounts and allowances, freight and inventory shrinkage. The Company's Buying and Occupancy expenses primarily include payroll, benefit costs and operating expenses for its buying departments and distribution network; and rent, common area maintenance, real estate taxes, utilities, maintenance, fulfillment expenses and depreciation for the Company's stores, warehouse and fulfillment facilities, and equipment.

General, Administrative and Store Operating Expenses

The Company's General, Administrative and Store Operating Expenses primarily include payroll and benefit costs for its store-selling and administrative departments (including corporate functions), marketing, advertising and other selling and operating expenses not specifically categorized elsewhere in the Consolidated Statements of Income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates, and the Company revises its estimates and assumptions as new information becomes available.

Recently Issued Accounting Pronouncements

The Company did not adopt any new accounting standards in 2022 that had a material impact on its consolidated results of operations, financial position or cash flows. In addition, as of March 17, 2023, there are no new accounting standards that the Company has not yet adopted that are expected to have a material impact on its consolidated results of operations, financial position or cash flows.

2. Discontinued Operations

On July 9, 2021, the Company announced that its Board of Directors (the "Board") approved the previously announced Separation of the Victoria's Secret business into an independent, publicly traded company, Victoria's Secret & Co. On August 2, 2021 (the "Distribution Date"), after the NYSE market closing, the Separation was completed. The Separation was achieved through the Company's tax-free distribution (the "Distribution") of 100% of the shares of Victoria's Secret & Co. common stock to holders of L Brands, Inc. common stock as of the close of business on the record date of July 22, 2021. The Company's stockholders of record received one share of Victoria's Secret & Co. common stock for every three shares of the Company's common stock. On August 3, 2021, Victoria's Secret & Co. became an independent, publicly-traded company trading on the NYSE under the stock symbol "VSCO." The Company retained no ownership interest in Victoria's Secret & Co. following the Separation.

In July 2021, Victoria's Secret & Co., prior to the Separation and while a subsidiary of the Company, issued $600 million of 4.625% notes due in July 2029 (the "Victoria's Secret & Co. Notes"). As of July 31, 2021, the initial proceeds were held in escrow for release to Victoria's Secret & Co. upon satisfaction of certain conditions, including completion of the Separation. On August 2, 2021, the Victoria's Secret & Co. Notes became the obligations of Victoria's Secret & Co. concurrent with the Separation. Upon Separation, the net proceeds from the Victoria's Secret & Co. Notes were used to partially fund cash payments of $976 million to the Company in connection with the Separation.

In the third quarter of 2021, the Company recognized a net reduction to Retained Earnings (Accumulated Deficit) of $175 million as a result of the Separation, primarily related to the transfer of certain assets and liabilities associated with its Victoria's Secret business to Victoria's Secret & Co., net of the $976 million of cash payments received from Victoria's Secret & Co. in connection with the Separation. Assets transferred to Victoria's Secret & Co. included Cash and Cash Equivalents of $282 million held by Victoria's Secret subsidiaries on the Distribution Date. Additionally, during 2021, the Company made payments of $94 million to Victoria's Secret & Co. following the Separation for costs incurred prior to the Distribution Date. Further, the Company reclassified out of Accumulated Other Comprehensive Income $8 million of accumulated foreign currency translation adjustments related to the Victoria's Secret business.

In connection with the Separation, the Company entered into several agreements with Victoria's Secret & Co. that govern the relationship of the parties following the Separation, including the Separation and Distribution Agreement, the Transition Services Agreements, the Tax Matters Agreement, the Employee Matters Agreement and the Domestic Transportation Services Agreement. Additionally, the Company has contingent obligations relating to certain lease payments under the current terms of noncancelable leases. For additional information, see Note 13, "Commitments and Contingencies."

Under the terms of the Transition Services Agreements, as amended, the Company provides to Victoria's Secret & Co. various services or functions, including human resources, payroll and certain logistics functions. Additionally, Victoria's Secret & Co. provides to the Company various services or functions, including information technology, certain logistics functions and customer marketing services. Generally, these services will be performed for a period of up to two years following the Distribution, except for information technology services, which will be provided for a period of up to three years following the Distribution and may be extended for a maximum of two additional one-year periods subject to increased administrative charges. Consideration and costs for the transition services are determined using several billing methodologies as described in the agreements, including customary billing, pass-through billing, percent of sales billing or fixed fee billing. Consideration for transition services provided to Victoria's Secret & Co. is recorded within the Consolidated Statements of Income based on the nature of the service and as an offset to expenses incurred to provide the services. Costs for transition services provided by Victoria's Secret & Co. are recorded within the Consolidated Statements of Income based on the nature of the service.

The following table summarizes the consideration received and costs recognized pursuant to the Transition Service Agreements recorded in the Consolidated Statements of Income:

	2022	2021
	(in millions)	
Consideration Received	$ 74	$ 42
Costs Recognized	72	55

Under the terms of the Domestic Transportation Services Agreement, the Company provides transportation services for Victoria's Secret & Co. merchandise in the U.S. and Canada for an initial term of three years following the Distribution, which term will thereafter continuously renew unless and until Victoria's Secret & Co. or the Company elects to terminate the arrangement upon 18 or 36 months' prior written notice, respectively. Consideration for the transportation services is determined using customary billing and fixed billing methodologies, which are described in the agreement, and are subject to an administrative charge. Consideration for logistics services provided to Victoria's Secret & Co. is recorded within Costs of Goods Sold, Buying and Occupancy in the Consolidated Statements of Income and as an offset to expenses incurred to provide the services.

The following table summarizes the consideration received pursuant to the Domestic Transportation Services Agreement recorded in the Consolidated Statements of Income:

	2022	2021
	(in millions)	
Consideration Received	$ 91	$ 46

Financial Information of Discontinued Operations

The Company did not report any assets or liabilities classified as discontinued operations for any period presented.

Income (Loss) from Discontinued Operations, Net of Tax in the Consolidated Statements of Income reflects the after-tax results of the Victoria's Secret business and Separation-related fees, and does not include any allocation of general corporate overhead expense or interest expense of the Company.

The following table summarizes the significant line items included in Income (Loss) from Discontinued Operations, Net of Tax in the Consolidated Statements of Income:

	2022	2021	2020
	(in millions)		
Net Sales	$ —	$ 3,194	$ 5,413
Costs of Goods Sold, Buying and Occupancy	—	(1,841)	(3,842)
General, Administrative and Store Operating Expenses (a)	—	(975)	(1,595)
Interest Expense	—	(2)	(6)
Other Loss	—	(3)	—
Income (Loss) from Discontinued Operations Before Income Taxes	—	373	(30)
Provision (Benefit) for Income Taxes (b)	(6)	115	(9)
Income (Loss) from Discontinued Operations, Net of Tax	$ 6	$ 258	$ (21)

_____

(a)   Fiscal 2021 includes Separation-related fees of $104 million. Prior to the Separation, these fees were reported in the Other category under the Company's previous segment reporting.

(b)   Fiscal 2022 includes an adjustment to the previously recorded tax expense related to the Separation.

The cash flows related to discontinued operations have not been segregated. Accordingly, the 2021 and 2020 Consolidated Statements of Cash Flows include the results from continuing and discontinued operations. The Company did not report any cash flows from discontinued operations during 2022.

The following table summarizes significant non-cash operating items, Capital Expenditures and Financing Activities of discontinued operations included in the 2021 and 2020 Consolidated Statements of Cash Flows:

	2021	2020
	(in millions)	
Significant Non-cash Operating Items:		
Depreciation of Long-lived Assets	$ 158	$ 326
Share-based Compensation Expense	15	25
Deferred Income Taxes	3	16
Victoria's Secret Asset Impairment Charges	—	254
Gain from Victoria's Secret Hong Kong Store Closure and Lease Termination	—	(39)
Gain Related to Formation of Victoria's Secret U.K. Joint Venture	—	(54)
Capital Expenditures	(66)	(127)
Net Repayments of Victoria's Secret Foreign Facilities	—	(155)

3. Revenue Recognition

Accounts Receivable, Net from revenue-generating activities were $79 million as of January 28, 2023 and $64 million as of January 29, 2022. These accounts receivable primarily relate to amounts due from the Company's franchise, license and wholesale partners. Under these arrangements, payment terms are typically 45 to 75 days.

The Company records deferred revenue when cash payments are received in advance of transfer of control of goods or services. Deferred revenue primarily relates to gift cards, loyalty points and awards, and direct channel shipments, which are all impacted by seasonal and holiday-related sales patterns. Deferred Revenue, which is recorded within Accrued Expenses and Other on the Consolidated Balance Sheets, was $195 million as of January 28, 2023 and $148 million as of January 29, 2022. The Company recognized $100 million as revenue in 2022 from amounts recorded as deferred revenue at the beginning of the Company's fiscal year.

The following table provides a disaggregation of Net Sales for 2022, 2021 and 2020:

	2022	2021	2020
	(in millions)		
Stores - U.S. and Canada	$ 5,476	$ 5,709	$ 4,207
Direct - U.S. and Canada	1,745	1,890	2,003
International (a)	339	283	224
Total Net Sales	$ 7,560	$ 7,882	$ 6,434

_____

(a)   Results include royalties associated with franchised stores and wholesale sales.

The Company's Net Sales outside of the U.S. include sales from Company-operated stores and its e-commerce site in Canada, royalties associated with franchised stores and wholesale sales. Certain of these sales are subject to the impact of fluctuations in foreign currency. The Company's Net Sales outside of the U.S. totaled $707 million in 2022, $626 million in 2021 and $471 million in 2020.

4. Earnings Per Share

Earnings per basic share is computed based on the weighted-average number of common shares outstanding. Earnings per diluted share includes the weighted-average effect of dilutive restricted stock units, performance share units and stock options (collectively, "Dilutive Awards") on the weighted-average common shares outstanding.

The following table provides the weighted-average shares utilized for the calculation of Basic and Diluted Earnings per Share for 2022, 2021 and 2020:

	2022	2021	2020
	(in millions)		
Common Shares	247	282	286
Treasury Shares	(15)	(13)	(8)
Basic Shares	232	269	278
Effect of Dilutive Awards	1	4	3
Diluted Shares	233	273	281
Anti-dilutive Awards (a)	1	1	5

_____

(a) These awards were excluded from the calculation of Diluted Earnings per Share because their inclusion would have been anti-dilutive.

5. Inventories

The following table provides details of Inventories as of January 28, 2023 and January 29, 2022:

	January 28, 2023	January 29, 2022
	(in millions)	
Finished Goods Merchandise	$ 538	$ 521
Raw Materials and Merchandise Components	171	188
Total Inventories	$ 709	$ 709

6. Long-Lived Assets

The following table provides details of Property and Equipment, Net as of January 28, 2023 and January 29, 2022:

		January 28, 2023		January 29, 2022
		(in millions)		
Land and Improvements	$	90	$	89
Buildings and Improvements		306		301
Furniture, Fixtures, Software and Equipment		1,637		1,408
Leasehold Improvements		809		722
Construction in Progress		73		63
Total		2,915		2,583
Accumulated Depreciation and Amortization		(1,722)		(1,574)
Property and Equipment, Net	$	1,193	$	1,009

Depreciation expense from continuing operations was $221 million in 2022, $205 million in 2021 and $195 million in 2020.

The Company's internationally-based long-lived assets, including operating lease assets, were $146 million as of January 28, 2023 and $116 million as of January 29, 2022.

7. Leases

The following table provides the components of lease cost for operating leases for 2022, 2021 and 2020:

		2022		2021		2020
		(in millions)				
Operating Lease Costs	$	238	$	216	$	223
Variable Lease Costs		107		108		59
Short-term Lease Costs		37		34		29
Total Lease Cost	$	382	$	358	$	311

The following table provides future maturities of operating lease liabilities as of January 28, 2023:

Fiscal Year		(in millions)
2023	$	235
2024		236
2025		222
2026		200
2027		156
Thereafter		369
Total Lease Payments	$	1,418
Less: Interest		(227)
Present Value of Operating Lease Liabilities	$	1,191

The Company accounts for all fixed consideration in a lease as a single lease component. Therefore, the payments used to measure the lease liability include fixed minimum rentals along with fixed operating costs such as common area maintenance and utilities.

As of January 28, 2023, the Company has additional operating lease commitments that have not yet commenced of $55 million.

The following table provides the weighted average remaining lease term and discount rate for operating lease liabilities as of January 28, 2023 and January 29, 2022:

	January 28, 2023	January 29, 2022
Weighted Average Remaining Lease Term (years)	6.6	6.9
Weighted Average Discount Rate	5.4 %	5.4 %

The following table provides supplemental cash flow information related to the Company's operating leases for 2022, 2021 and 2020:

	2022	2021	2020
	(in millions)		
Cash paid for Operating Lease Liabilities (a)	$ 249	$ 245	$ 172
Lease Assets obtained as a result of new Lease Liabilities	207	209	204

_____

(a) These payments are included within the Operating Activities section of the Consolidated Statements of Cash Flows.

Finance Leases

The Company leases certain fulfillment equipment under finance leases that expire at various dates through 2029. The Company records finance lease assets, net of accumulated amortization, in Property and Equipment, Net on the Consolidated Balance Sheets. Additionally, the Company records finance lease liabilities in Accrued Expenses and Other and Other Long-term Liabilities on the Consolidated Balance Sheets. Finance lease costs are comprised of the straight-line amortization of the lease asset and the accretion of interest expense under the effective interest method. The Company's finance lease assets and liabilities were not significant for any period presented.

8. Intangible Assets

Goodwill

The Company's Goodwill was $628 million as of January 28, 2023 and January 29, 2022.

The Company performed its qualitative goodwill impairment assessments as of January 28, 2023 and January 29, 2022 and determined that it was not more likely than not that fair value was less than carrying value (including goodwill) as of both dates.

Trade Name

The Company's Trade Name was $165 million as of January 28, 2023 and January 29, 2022.

The Company performed its impairment assessments of the Trade Name as of January 28, 2023 and January 29, 2022, utilizing the relief from royalty method under the income approach, and determined that its fair value was greater than its carrying value as of both dates.

9. Accrued Expenses and Other

The following table provides additional information about the composition of Accrued Expenses and Other as of January 28, 2023 and January 29, 2022:

	January 28, 2023	January 29, 2022
	(in millions)	
Deferred Revenue, Principally from Gift Card Sales	$ 195	$ 148
Compensation, Payroll Taxes and Benefits	127	142
Interest	74	75
Taxes, Other than Income	35	39
Rent	41	47
Accrued Claims on Self-insured Activities	36	38
Other	165	162
Total Accrued Expenses and Other	$ 673	$ 651

10. Income Taxes

Current income tax expense represents the amounts expected to be reported on the Company's income tax returns, and deferred tax expense or benefit represents the change in net deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Valuation allowances are recorded as appropriate to reduce deferred tax assets to the amount considered likely to be realized.

The following table provides the components of the Company's provision for income taxes for 2022, 2021 and 2020:

	2022	2021	2020
	(in millions)		
Current:			
U.S. Federal	$ 180	$ 249	$ 178
U.S. State	48	53	52
Non-U.S.	8	4	10
Total	236	306	240
Deferred:			
U.S. Federal	10	24	6
U.S. State	—	10	5
Non-U.S.	5	8	6
Total	15	42	17
Provision for Income Taxes	$ 251	$ 348	$ 257

The non-U.S. component of pre-tax income, arising principally from overseas operations, was income of $94 million, $110 million and $67 million for 2022, 2021 and 2020, respectively.

The following table provides the reconciliation between the statutory federal income tax rate and the effective tax rate for 2022, 2021 and 2020:

	2022	2021	2020
Federal Income Tax Rate	21.0%	21.0%	21.0%
State Income Taxes, Net of Federal Income Tax Effect	4.1%	4.2%	4.9%
Impact of Non-U.S. Operations	0.1%	0.1%	0.5%
Share-based Compensation	(0.7%)	(0.7%)	0.7%
Uncertain Tax Positions	(0.7%)	(0.5%)	(4.9%)
Other Items, Net	0.2%	0.4%	0.7%
Effective Tax Rate	24.0%	24.5%	22.9%

Deferred Taxes

Deferred tax assets and liabilities represent the future effects on income taxes resulting from temporary differences and carryforwards at the end of the respective year.

The following table provides the effect of temporary differences that cause deferred income taxes as of January 28, 2023 and January 29, 2022:

	January 28, 2023			January 29, 2022		
	Assets	Liabilities	Total	Assets	Liabilities	Total
	(in millions)					
Loss Carryforwards	$ 396	$ —	$ 396	$ 405	$ —	$ 405
Leases	275	(261)	14	275	(262)	13
Share-based Compensation	9	—	9	8	—	8
Property and Equipment	—	(139)	(139)	—	(105)	(105)
Trade Names	—	(38)	(38)	—	(38)	(38)
Other Assets	—	(62)	(62)	—	(62)	(62)
Other, Net	67	(14)	53	46	(16)	30
Valuation Allowance	(364)	—	(364)	(363)	—	(363)
Total Deferred Income Taxes	$ 383	$ (514)	$ (131)	$ 371	$ (483)	$ (112)

As of January 28, 2023, the Company had loss carryforwards of $396 million, of which $248 million had an indefinite carryforward. The remainder of the U.S. and non-U.S. carryforwards, if unused, will expire at various dates from 2023 through 2040 and 2030 through 2041, respectively. For certain jurisdictions where the Company has determined that it is more likely than not that the loss carryforwards will not be realized, a valuation allowance has been provided on those loss carryforwards as well as other net deferred tax assets.

Income tax payments were $188 million for 2022, $487 million for 2021 and $200 million for 2020.

Uncertain Tax Positions

The following table summarizes the activity related to the Company's unrecognized tax benefits for U.S. federal, state and non-U.S. tax jurisdictions for 2022, 2021 and 2020, without interest and penalties:

	2022	2021	2020
	(in millions)		
Gross Unrecognized Tax Benefits, as of the Beginning of the Fiscal Year	$ 147	$ 152	$ 88
Increases to Unrecognized Tax Benefits for Prior Years	14	5	7
Decreases to Unrecognized Tax Benefits for Prior Years	(12)	(12)	(50)
Increases to Unrecognized Tax Benefits as a Result of Current Year Activity	6	21	113
Decreases to Unrecognized Tax Benefits Relating to Settlements with Taxing Authorities	(2)	(3)	—
Decreases to Unrecognized Tax Benefits as a Result of a Lapse of the Applicable Statute of Limitations	(4)	(16)	(6)
Gross Unrecognized Tax Benefits, as of the End of the Fiscal Year	$ 149	$ 147	$ 152

Of the total gross unrecognized tax benefits, approximately $135 million, $132 million and $142 million, at January 28, 2023, January 29, 2022, and January 30, 2021, respectively, represent the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. These amounts are net of the offsetting tax effects from other tax jurisdictions.

Of the total unrecognized tax benefits, it is reasonably possible that $107 million could change in the next 12 months due to audit settlements, expiration of statute of limitations or other resolution of uncertainties. Due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in amounts which could be different from this estimate. In such case, the Company will record additional tax expense or tax benefit in the period in which such matters are effectively settled.

The Company recognizes interest and penalties related to unrecognized tax benefits as components of income tax expense. The Company recognized an income tax expense from interest and penalties of approximately $2 million for 2022, and income tax benefits of $2 million and $3 million in 2021 and 2020, respectively. The Company had accrued $10 million and $8 million for the payment of interest and penalties as of January 28, 2023 and January 29, 2022, respectively. Accrued interest and penalties are included within Other Long-term Liabilities on the Consolidated Balance Sheets.

The Company files U.S. federal income tax returns as well as income tax returns in various states and in non-U.S. jurisdictions. The Company is a participant in the Compliance Assurance Process ("CAP"), which is a program made available by the Internal Revenue Service ("IRS") to certain qualifying large taxpayers, under which participants work collaboratively with the IRS to identify and resolve potential tax issues through open, cooperative and transparent interaction prior to the annual filing of their federal income tax returns. The IRS is currently examining the Company's 2020, 2021 and 2022 consolidated U.S. federal income tax returns.

The Company is also subject to various state and local income tax examinations for the years 2017 to 2021. Finally, the Company is subject to multiple non-U.S. tax jurisdiction examinations for the years 2010 to 2021. In some situations, the Company determines that it does not have a filing requirement in a particular tax jurisdiction. Where no return has been filed, no statute of limitations applies. Accordingly, if a tax jurisdiction reaches a conclusion that a filing requirement does exist, additional years may be reviewed by the tax authority. The Company believes it has appropriately accounted for uncertainties related to this issue.

11. Long-term Debt and Borrowing Facilities

The following table provides the Company's outstanding Long-term Debt balance, net of unamortized debt issuance costs and discounts, as of January 28, 2023 and January 29, 2022:

	January 28, 2023		January 29, 2022	
	(in millions)			
Senior Debt with Subsidiary Guarantee				
$320 million, 9.375% Fixed Interest Rate Notes due July 2025 ("2025 Notes")	$	317	$	316
$297 million, 6.694% Fixed Interest Rate Notes due January 2027 ("2027 Notes")		283		281
$500 million, 5.25% Fixed Interest Rate Notes due February 2028 ("2028 Notes")		498		497
$500 million, 7.50% Fixed Interest Rate Notes due June 2029 ("2029 Notes")		491		489
$1 billion, 6.625% Fixed Interest Rate Notes due October 2030 ("2030 Notes")		991		990
$1 billion, 6.875% Fixed Interest Rate Notes due November 2035 ("2035 Notes")		993		992
$700 million, 6.75% Fixed Interest Rate Notes due July 2036 ("2036 Notes")		694		694
Total Senior Debt with Subsidiary Guarantee	$	4,267	$	4,259
Senior Debt				
$350 million, 6.95% Fixed Interest Rate Debentures due March 2033 ("2033 Notes")	$	349	$	349
$247 million, 7.60% Fixed Interest Rate Notes due July 2037 ("2037 Notes")		246		246
Total Senior Debt	$	595	$	595
Total Long-term Debt	$	4,862	$	4,854

The following table provides principal payments due on outstanding Long-term Debt in the next five fiscal years and the remaining years thereafter:

Fiscal Year	(in millions)	
2023	$	—
2024		—
2025		320
2026		297
2027		—
Thereafter		4,298

Cash paid for interest was $339 million in 2022, $354 million in 2021 and $415 million in 2020.

Repurchases of Notes

In April 2021, the Company redeemed the remaining $285 million of its outstanding 5.625% senior notes due February 2022 and $750 million of its outstanding 6.875% senior secured notes due July 2025. The Company recognized a pre-tax loss related to this extinguishment of debt of $105 million (after-tax loss of $80 million), which included the write-off of unamortized issuance costs. This loss is included in Other Income (Loss) in the 2021 Consolidated Statement of Income.

In September 2021, the Company completed the tender offers to purchase $270 million of its outstanding 5.625% senior notes due October 2023 (the "2023 Notes") and $180 million of its outstanding 2025 Notes for an aggregate purchase price of $532 million. Additionally, in October 2021, the Company redeemed the remaining $50 million of its outstanding 2023 Notes for an aggregate purchase price of $54 million. The Company recognized a pre-tax loss related to this extinguishment of debt of $89 million (after-tax loss of $68 million), which included the write-off of unamortized issuance costs. This loss is included in Other Income (Loss) in the 2021 Consolidated Statement of Income.

Asset-backed Revolving Credit Facility

The Company and certain of the Company's 100% owned subsidiaries guarantee and pledge collateral to secure an asset-backed revolving credit facility ("ABL Facility"). The ABL Facility, which allows borrowings and letters of credit in U.S. dollars or Canadian dollars, has aggregate commitments of $750 million and an expiration date in August 2026.

Availability under the ABL Facility is the lesser of (i) the borrowing base, determined primarily based on the Company's eligible U.S. and Canadian credit card receivables, accounts receivable, inventory and eligible real property, or (ii) the aggregate commitment. If at any time, the outstanding amount under the ABL Facility exceeds the lesser of (i) the borrowing base and (ii) the aggregate commitment, the Company is required to repay the outstanding amounts under the ABL Facility to the extent of such excess. As of January 28, 2023, the Company's borrowing base was $525 million and it had no borrowings outstanding under the ABL Facility.

The ABL Facility supports the Company's letter of credit program. The Company had $16 million of outstanding letters of credit as of January 28, 2023 that reduced its availability under the ABL Facility. As of January 28, 2023, the Company's availability under the ABL Facility was $509 million.

As of January 28, 2023, the ABL Facility fees related to committed and unutilized amounts were 0.30% per annum, and the fees related to outstanding letters of credit were 1.25% per annum. In addition, the interest rate on outstanding U.S. dollar borrowings was the London Interbank Offered Rate plus 1.25% per annum. The interest rate on outstanding Canadian dollar-denominated borrowings was the Canadian Dollar Offered Rate plus 1.25% per annum.

The ABL Facility requires the Company to maintain a fixed charge coverage ratio of not less than 1.00 to 1.00 during an event of default or any period commencing on any day when specified excess availability is less than the greater of (i) $70 million or (ii) 10% of the maximum borrowing amount. As of January 28, 2023, the Company was not required to maintain this ratio.

12. Fair Value Measurements

The following table provides a summary of the principal value and estimated fair value of outstanding Long-term Debt as of January 28, 2023 and January 29, 2022:

	January 28, 2023	January 29, 2022
	(in millions)	
Principal Value	$ 4,915	$ 4,915
Fair Value, Estimated (a)	4,707	5,493

_____

(a) The estimated fair values are based on reported transaction prices which are considered Level 2 inputs in accordance with ASC 820. The estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Management believes that the carrying values of Accounts Receivable, Accounts Payable and Accrued Expenses approximate fair value because of their short maturity.

13. Commitments and Contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes, insurance, regulatory and other matters arising out of the normal course of business. Actions filed against the Company from time to time include commercial, tort, intellectual property, customer, employment, data privacy, securities and other claims, including purported class action lawsuits. Management believes that the ultimate liability arising from such claims and contingencies, if any, is not likely to have a material adverse effect on the Company's results of operations, financial condition or cash flows.

Fair and Accurate Credit Transactions Act Cases

The Company was named as a defendant in three putative class actions: *Smidga, et al. v. Bath & Body Works, LLC* in the Allegheny County, Pennsylvania Court of Common Pleas; *Dahlin v. Bath & Body Works, LLC* in the Santa Barbara County, California Superior Court; and *Blanco v. Bath & Body Works, LLC* in the Cook County, Illinois Circuit Court. The complaints each allege that the Company violated the Fair and Accurate Credit Transactions Act by printing more than the last five digits of credit or debit card numbers on customers' receipts and, among other things, seek statutory damages, attorneys' fees and costs. Each of these cases are in the preliminary stages of litigation. The Company believes it has strong defenses to the claims and intends to continue to vigorously defend itself against the allegations and does not believe that the resolution of the cases, individually or in the aggregate, will have a material adverse effect on the Company's results of operations, financial condition or cash flows.

Settlement of Derivative Shareholder Actions

In 2021, certain of the Company's stockholders filed derivative lawsuits in Ohio and Delaware naming as defendants certain current and former directors and officers of the Company and alleging, among other things, breaches of fiduciary duty through asserted violations of law and failures to monitor workplace conduct (the "Lawsuits"). In July 2021, the Company announced the global settlement resolving the Lawsuits. In May 2022, the U.S. District Court of the Southern District of Ohio granted final approval of the settlement. Pursuant to the settlement terms, the Company committed to, among other things, invest $45 million over at least five years to fund certain management and governance measures required under the settlement agreement.

Lease Guarantees

In connection with the spin-off of Victoria's Secret & Co. and the disposal of a certain other business, the Company had remaining contingent obligations of $283 million as of January 28, 2023 related to lease payments under the current terms of noncancelable leases, primarily related to office space, expiring at various dates through 2037. These obligations include minimum rent and additional payments covering taxes, common area costs and certain other expenses and relate to leases that commenced prior to the disposition of these businesses. The Company's reserves related to these obligations were not significant for any period presented.

14. Retirement Benefits

The Company sponsors a tax-qualified defined contribution retirement plan for substantially all of its associates within the U.S. Participation is available to associates who meet certain age and service requirements. The qualified plan permits participating associates to elect contributions up to the maximum limits allowable under the Internal Revenue Code. The Company matches associate contributions according to a predetermined formula and contributes additional amounts based on a percentage of the associates' eligible annual compensation and years of service. Associate contributions and Company matching contributions vest immediately. Additional Company contributions and the related investment earnings are subject to vesting based on years of service. Total expense recognized related to the qualified plan was $35 million for 2022, $38 million for 2021 and $37 million for 2020.

15. Shareholders' Equity (Deficit)

Common Stock Share Repurchases

The Company did not repurchase any shares of its common stock during 2020.

2021 Repurchase Programs

In March 2021, the Board authorized a $500 million share repurchase plan (the "March 2021 Program"), which replaced the $79 million remaining under a March 2018 share repurchase program.

In July 2021, the Board authorized a $1.5 billion share repurchase program (the "July 2021 Program"), which replaced the $36 million remaining under the March 2021 Program. Under the authorization of this program, in July 2021 the Company entered into a stock repurchase agreement with its former Chief Executive Officer and certain of his affiliated entities pursuant to which the Company repurchased 10 million shares of its common stock for an aggregate purchase price of $730 million.

The Company repurchased the following shares of its common stock during 2021:

Repurchase Program	Amount Authorized (in millions)	Shares Repurchased (in thousands)	Amount Repurchased (in millions)	Average Stock Price
March 2021 (a)	$ 500	6,996	$ 464	$ 66.30
July 2021 (a)	1,500	10,000	730	73.01
July 2021 (b)		11,234	770	68.53
Total		28,230	$ 1,964	

_____

(a)   Reflects repurchases of L Brands, Inc. common stock prior to the August 2, 2021 spin-off of Victoria's Secret & Co.

(b)   Reflects repurchases of Bath & Body Works, Inc. common stock subsequent to the August 2, 2021 spin-off of Victoria's Secret & Co.

2022 Repurchase Program

In February 2022, the Board authorized a new $1.5 billion share repurchase program (the "February 2022 Program"). As part of the February 2022 Program, the Company entered into an accelerated share repurchase program ("ASR") under which the Company repurchased $1 billion of its own outstanding common stock. The delivery of shares under the ASR resulted in an immediate reduction of the shares used to calculate the weighted-average common shares outstanding for net income per basic and diluted share. Pursuant to the Board's authorization, the Company made other share repurchases in the open market under the February 2022 Program during 2022.

On February 4, 2022, the Company delivered $1 billion to the ASR bank, and the bank delivered 14 million shares of common stock to the Company (the "Initial Shares"). Pursuant to the terms of the ASR, the Initial Shares represented 80% of the number of shares determined by dividing the $1 billion Company payment by the closing price of its common stock on February 2, 2022.

In May 2022, the Company received an additional 7 million shares of its common stock from the ASR bank for the final settlement of the ASR. The final number of shares of common stock delivered under the ASR was based generally upon a discount to the average daily Rule 10b-18 volume-weighted average price at which the shares of common stock traded during the regular trading sessions on the NYSE during the term of the repurchase period.

The Company repurchased the following shares of its common stock during 2022:

Repurchase Program	Amount Authorized		Shares Repurchased	Amount Repurchased		Average Stock Price
	(in millions)		(in thousands)	(in millions)		
February 2022			6,401	$	312	$ 48.77
February 2022 - Accelerated Share Repurchase Program	$	1,500	20,295		1,000	49.27
Total			26,696	$	1,312	

The February 2022 Program had $188 million of remaining authority as of January 28, 2023.

Common Stock Retirement

Shares of common stock repurchased under the July 2021 Program were retired and cancelled upon repurchase. As a result, the Company retired the 21 million shares repurchased under the July 2021 Program during 2021, which resulted in reductions of $11 million in the par value of Common Stock, $69 million in Paid-in Capital and $1.420 billion in Retained Earnings (Accumulated Deficit).

Shares of common stock repurchased under the February 2022 Program were retired and cancelled upon repurchase, including shares repurchased under the ASR. As a result, the Company retired the 27 million shares repurchased under the February 2022 Program during 2022, which resulted in reductions of $13 million in the par value of Common Stock, $87 million in Paid-in Capital and $1.212 billion in Retained Earnings (Accumulated Deficit).

Dividends

In connection with the onset of the COVID-19 pandemic, the Board suspended the Company's quarterly cash dividend beginning in the second quarter of 2020. In March 2021, the Board reinstated the annual dividend at $0.60 per share, beginning with the quarterly dividend paid in June 2021. In February 2022, the Board increased the annual dividend to $0.80 per share, beginning with the quarterly dividend paid in March 2022.

The Company paid the following dividends during 2022, 2021 and 2020:

	Ordinary Dividends (per share)		Total Paid (in millions)	
2022				
First Quarter	$	0.20	$	48
Second Quarter		0.20		46
Third Quarter		0.20		46
Fourth Quarter		0.20		46
2022 Total	$	0.80	$	186
2021				
First Quarter	$	—	$	—
Second Quarter		0.15		42
Third Quarter		0.15		39
Fourth Quarter		0.15		39
2021 Total	$	0.45	$	120
2020				
First Quarter	$	0.30	$	83
Second Quarter		—		—
Third Quarter		—		—
Fourth Quarter		—		—
2020 Total	$	0.30	$	83

On March 3, 2023, the Company paid its first quarter 2023 dividend of $0.20 per share to stockholders of record at the close of business on February 17, 2023.

16. Share-based Compensation

Plan Summary

In 2020, the Company's stockholders approved the 2020 Stock Option and Performance Incentive Plan ("2020 Plan"). The 2020 Plan replaced the 2015 Stock Option and Performance Incentive Plan (together with the 2020 Plan, the "Plans"). The Plans provide for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock units, restricted stock, performance share units and unrestricted shares. The Company grants stock options at a price equal to the fair market value of the stock on the date of grant. Stock options have a maximum term of 10 years. Stock options and restricted stock units generally vest over three-to-five-years. Performance share units generally cliff vest at the end of a three-year performance period based upon the Company's achievement of pre-established goals over the performance period.

Under the Plans, 206 million options, restricted and unrestricted shares have been authorized to be granted to associates and directors. There were 14 million shares of common stock available for future issuance under the Plans as of January 28, 2023. In connection with the Separation, the maximum number of shares available for future issuance under the 2020 Plan and underlying outstanding awards under the Plans was equitably adjusted to prevent the dilution or enlargement of rights according to the terms of the Plans.

Income Statement Impacts

The following table provides share-based compensation expense included in the Consolidated Statements of Income for 2022, 2021 and 2020:

	2022	2021	2020
	(in millions)		
Costs of Goods Sold, Buying and Occupancy	$ 14	$ 10	$ 9
General, Administrative and Store Operating Expenses	24	21	16
Total Share-based Compensation Expense	$ 38	$ 31	$ 25

The tax benefit associated with recognized share-based compensation expense was $7 million for 2022 and $10 million for 2021. The Company recognized incremental tax expense associated with share-based compensation of $8 million for 2020.

Victoria's Secret & Co. Spin-Off

In connection with Separation, the Company adjusted its outstanding share-based awards in accordance with the terms of the Employee Matters Agreement entered into at the time of the Separation. Adjustments to the underlying shares and terms of outstanding restricted stock units, performance share units and stock options were made to preserve the intrinsic value of the awards immediately before and after the Separation. The adjustment of the underlying shares and exercise prices, as applicable, was determined using a ratio based on the relative values of the Company's pre-Distribution stock price and the Company's post-Distribution stock price. Following the Separation, the adjusted outstanding awards continue to vest over their original vesting schedules. The Company did not recognize any incremental compensation cost related to the adjustment of outstanding awards. The historical disclosures relating to 2021 and 2020 reported below within this Note 16 have not been segregated between continuing and discontinued operations.

Restricted Stock Units and Performance Share Units

The following table provides the Company's restricted stock unit and performance share unit activity on a combined basis for the year ended January 28, 2023:

	Number of Shares	Weighted Average Grant Date Fair Value
	(in thousands)	
Unvested as of January 29, 2022	4,099	$ 22.92
Granted	1,702	44.73
Vested	(1,795)	21.44
Cancelled	(1,687)	16.63
Unvested as of January 28, 2023	2,319	$ 44.65

The fair value of restricted stock unit and performance share unit awards is generally based on the market value of the Company's common stock on the grant date adjusted for anticipated dividend yields. The weighted-average estimated fair value of awards granted was $44.73 per share for 2022, $52.91 per share for 2021 and $17.05 per share for 2020.

The Company's total intrinsic value of awards that vested was $88 million for 2022, $137 million for 2021 and $33 million for 2020. The Company's total fair value at grant date of awards that vested was $36 million for 2022, $75 million for 2021 and $89 million for 2020.

Tax benefits realized from tax deductions associated with awards that vested were $14 million for 2022, $36 million for 2021 and $8 million for 2020.

As of January 28, 2023, there was $50 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted stock and performance share units. This cost is expected to be recognized over a weighted-average period of 1.5 years.

Stock Options

The fair value of stock options granted is determined using the Black-Scholes option-pricing model. The determination of the fair value of options is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards and projected employee stock option exercise behaviors. The Company's stock option activity, including stock options granted, exercised or cancelled, was not significant for the fiscal year ended January 28, 2023.

As of January 28, 2023, there was less than $1 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested stock options. As of January 28, 2023, there were less than 1 million outstanding stock options, the majority of which were fully vested, with a total intrinsic value of $5 million.

17. Quarterly Financial Data (Unaudited)

The following table provides summarized quarterly financial data for 2022:

	Fiscal Quarter Ended			
	April 30, 2022	July 30, 2022	October 29, 2022	January 28, 2023
	(in millions except per share data)			
Net Sales	$ 1,450	$ 1,618	$ 1,604	$ 2,889
Gross Profit	669	660	678	1,250
Operating Income	280	242	202	653
Income from Continuing Operations Before Income Taxes	192	158	119	576
Net Income from Continuing Operations	155	120	91	428
Income from Discontinued Operations, Net of Tax	—	—	—	6
Net Income	$ 155	$ 120	$ 91	$ 434
Net Income per Basic Share (a)				
Continuing Operations	$ 0.65	$ 0.52	$ 0.40	$ 1.87
Discontinued Operations	—	—	—	0.03
Total Net Income per Basic Share	$ 0.65	$ 0.52	$ 0.40	$ 1.90
Net Income per Diluted Share (a)				
Continuing Operations	$ 0.64	$ 0.52	$ 0.40	$ 1.86
Discontinued Operations	—	—	—	0.03
Total Net Income per Diluted Share	$ 0.64	$ 0.52	$ 0.40	$ 1.89

(a) Due to changes in stock prices during the year and timing of issuances of shares, the cumulative total of quarterly net income per share amounts may not equal the net income per share for the year.

The following table provides summarized quarterly financial data for 2021:

	Fiscal Quarter Ended			
	May 1, 2021 (a)	July 31, 2021	October 30, 2021 (b)	January 29, 2022 (c)
	(in millions except per share data)			
Net Sales	$ 1,470	$ 1,704	$ 1,681	$ 3,027
Gross Profit	742	828	839	1,446
Operating Income	337	384	409	879
Income from Continuing Operations Before Income Taxes	119	287	227	790
Net Income from Continuing Operations	91	215	177	592
Net Income (Loss) from Discontinued Operations, Net of Tax	186	159	(89)	2
Net Income	$ 277	$ 374	$ 88	$ 594
Net Income (Loss) per Basic Share (d)				
Continuing Operations	$ 0.32	$ 0.78	$ 0.67	$ 2.31
Discontinued Operations	0.67	0.58	(0.34)	0.01
Total Net Income per Basic Share	$ 0.99	$ 1.36	$ 0.33	$ 2.31
Net Income (Loss) per Diluted Share (d)				
Continuing Operations	$ 0.32	$ 0.77	$ 0.66	$ 2.27
Discontinued Operations	0.66	0.57	(0.33)	0.01
Total Net Income per Diluted Share	$ 0.97	$ 1.34	$ 0.33	$ 2.28

_____

(a)   Net Income from Continuing Operations includes the effect of a $105 million pre-tax loss ($80 million after-tax) associated with the early extinguishment of outstanding notes.

(b)   Net Income from Continuing Operations includes the effect of an $89 million pre-tax loss ($68 million after-tax) associated with the early extinguishment of outstanding notes.

(c)   Operating Income includes the effect of a pre-tax loss related to the write-off of inventory that was destroyed by a tornado at a vendor's factory of $9 million ($7 million after-tax).

(d)   Due to changes in stock prices during the year and timing of issuances of shares, the cumulative total of quarterly net income (loss) per share amounts may not equal the net income per share for the year.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of disclosure controls and procedures. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective and designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting. Management's Report on Internal Control Over Financial Reporting as of January 28, 2023 is set forth in Item 8. Financial Statements and Supplementary Data.

Attestation Report of the Registered Public Accounting Firm. The Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting as of January 28, 2023 is set forth in Item 8. Financial Statements and Supplementary Data.

Changes in internal control over financial reporting. There were no changes in our internal control over financial reporting that occurred in the fourth quarter 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information required by Item 10 of Part III regarding our directors, executive officers and corporate governance is included in our Proxy Statement related to our 2023 Annual Meeting of Stockholders and is incorporated herein by reference. Information regarding compliance with Section 16(A) of the Exchange Act is included in our Proxy Statement related to our 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

The Company has a written Code of Conduct that applies to the Company's Chief Executive Officer (Principal Executive Officer), Chief Financial Officer (Principal Financial and Accounting Officer) and others. The Code of Conduct is available on the Company's website at *www.bbwinc.com* (accessible by clicking on the "Investors" link on the main page followed by the "Corporate Governance" and "Governance Materials" link), and a printed copy will be delivered free of charge on request by writing to the Corporate Secretary of the Company at Three Limited Parkway, Columbus, Ohio 43230, c/o Chief Legal Officer. Any amendments to, or waivers from, a provision of the Company's Code of Conduct that applies to the Company's Principal Executive Officer and Principal Financial and Accounting Officer and that relates to any element of the code of ethics enumerated in paragraph (b) of Item 406 of Regulation S-K shall be disclosed by posting such information on the Company's website at *www.bbwinc.com*.

ITEM 11. EXECUTIVE COMPENSATION.

Information required by Item 11 of Part III regarding executive compensation is included in our Proxy Statement related to our 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information required by Item 12 of Part III regarding the security ownership of certain beneficial owners and management is included in our Proxy Statement related to our 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

The following table summarizes share and exercise price information about Bath & Body Works, Inc.'s equity compensation plans as of January 28, 2023:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:			
Stock Incentive Plans (1)	3,062,994	$ 47.44 (2)	14,148,371
Associate Stock Purchase Plan	—	—	2,400,000
Equity compensation plans not approved by security holders	—	—	—
Total	3,062,994	$ 47.44	16,548,371

_____

(1) Includes the following plans: the 2020 Stock Option and Performance Incentive Plan; the 2015 Stock Option and Performance Incentive Plan (the "2015 Plan"); and the 2011 Stock Option and Performance Incentive Plan (the "2011 Plan"). There are no shares remaining available for grant under the 2015 Plan or the 2011 Plan.
(2) Does not include outstanding rights to receive shares of the Company's common stock upon the vesting of restricted share or performance share units.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

Information required by Item 13 of Part III regarding certain relationships and related transactions is included in our Proxy Statement related to our 2023 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Information required by Item 14 of Part III regarding principal accountant fees and services is included in our Proxy Statement related to our 2023 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) Consolidated Financial Statements

The following consolidated financial statements of Bath & Body Works, Inc. are filed as part of this report under Item 8. Financial Statements and Supplementary Data:

> Management's Report on Internal Control Over Financial Reporting
>
> Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
>
> Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements
>
> Consolidated Statements of Income
>
> Consolidated Statements of Comprehensive Income
>
> Consolidated Balance Sheets
>
> Consolidated Statements of Total Equity (Deficit)
>
> Consolidated Statements of Cash Flows
>
> Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

Schedules have been omitted because they are not required or are not applicable or because the information required to be set forth therein either is not material or is included in the financial statements or notes thereto.

(3) List of Exhibits

3.	Articles of Incorporation and Bylaws.
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, dated May 20, 2020), as amended by the Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated August 3, 2021).
3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated January 28, 2022).
4.	Instruments Defining the Rights of Security Holders.
4.1	Conformed copy of the Indenture dated as of March 15, 1988 between the Company and The Bank of New York, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (File No. 333-105484) filed on May 22, 2003.
4.2	Proposed form of Debt Warrant Agreement for Warrants attached to Debt Securities, with proposed form of Debt Warrant Certificate incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 (File No. 33-53366) originally filed with the Securities and Exchange Commission (the "SEC") on October 16, 1992, as amended by Amendment No. 1 thereto, filed with the SEC on February 23, 1993 (the "1993 Form S-3"). (P)
4.3	Proposed form of Debt Warrant Agreement for Warrants not attached to Debt Securities, with proposed form of Debt Warrant Certificate incorporated by reference to Exhibit 4.3 to the 1993 Form S-3. (P)
4.4	Indenture dated as of February 19, 2003 between the Company and The Bank of New York, incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-4 (Reg. No. 333-104633) filed on April 18, 2003.
4.5	First Supplemental Indenture dated as of May 31, 2005 among the Company, The Bank of New York and The Bank of New York Trust Company, N.A., incorporated by reference to Exhibit 4.1.2 to the Company's Registration Statement on Form S-3 (Reg. No. 333-125561) filed on June 6, 2005.
4.6	Second Supplemental Indenture dated as of July 17, 2007 between the Company and The Bank of New York Trust Company, N.A., incorporated by reference to Exhibit 4.1.3 to the Company's Registration Statement on Form S-3 (Reg. No. 333-146420) filed on October 1, 2007.

4.7	Form of Fifth Supplemental Indenture dated as of March 25, 2011 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., incorporated by reference to Exhibit 4.1.6 to the post-effective amendment to the Company's Registration Statement on Form S-3 (Reg. No. 333-170406) filed on March 22, 2011.
4.8	Sixth Supplemental Indenture dated as of February 7, 2012 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 28, 2012.
4.9	Seventh Supplemental Indenture dated as of March 22, 2013 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., incorporated by reference to Exhibit 4.1.8 to the Company's Registration Statement on Form S-3 (Reg. No. 333-191968) filed on October 29, 2013.
4.10	Eighth Supplemental Indenture dated as of October 16, 2013 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., incorporated by reference to Exhibit 4.1.9 to the Company's Registration Statement on Form S-3 (Reg. No. 333-191968) filed on October 29, 2013.
4.11	Ninth Supplemental Indenture dated as of January 30, 2015 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, as trustee, incorporated by reference to Exhibit 4.16 to the Company's Registration Statement on Form S-4 (Reg. No. 333-209114) filed on January 25, 2016.
4.12	Indenture dated as of October 30, 2015 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated November 3, 2015.
4.13	Indenture, dated as of June 16, 2016, between the Company and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 16, 2016.
4.14	First Supplemental Indenture dated as of June 16, 2016 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated June 16, 2016.
4.15	Second Supplemental Indenture dated as of January 23, 2018 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated January 23, 2018.
4.16	Indenture dated as of June 18, 2018 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.25 to the Company's Registration Statement on Form S-4 (Reg. No. 333-227288) filed on September 11, 2018.
4.17	Supplemental Indenture No. 1 dated as of June 29, 2018 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.26 to the Company's Registration Statement on Form S-4 (Reg. No. 333-227288) filed on September 11, 2018.
4.18	Third Supplemental Indenture dated as of June 20, 2019 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated June 24, 2019.
4.19	Fourth Supplemental Indenture dated as of June 30, 2019 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 3, 2019.
4.20	Tenth Supplemental Indenture dated as of June 30, 2019 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 3, 2019.
4.21	Indenture dated as of June 18, 2020 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 18, 2020.
4.22	Indenture dated as of June 18, 2020 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K dated June 18, 2020.
4.23	Indenture dated as of September 30, 2020 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated September 30, 2020.

4.24	Eleventh Supplemental Indenture dated as of October 16, 2020 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated October 19, 2020.
4.25	Description of the Registrant's Securities.
4.26	Twelfth Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.26 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.27	First Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.27 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.28	First Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.28 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.29	Fifth Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.29 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.30	Second Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.30 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.31	First Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.31 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.32	First Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.32 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.33	First Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.33 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.34	Second Supplemental Indenture dated as of November 17, 2021 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.34 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.35	Second Supplemental Indenture dated as of November 17, 2021 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.35 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.36	Second Supplemental Indenture dated as of November 17, 2021 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.36 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.37	Thirteenth Supplemental Indenture dated as of November 17, 2021 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.37 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
10.	Material Contracts.
10.1	Form of Indemnification Agreement between the Company and the directors and executive officers of the Company.**
10.2	2011 Stock Option and Performance Incentive Plan incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2012.**
10.3	2015 Stock Option and Performance Incentive Plan, incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (Reg. No. 333-206787) filed on September 4, 2015.**
10.4	2015 Stock Option and Performance Incentive Plan Terms and Conditions of Restricted Share Unit Grant, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2015.**

10.5	2015 Stock Option and Performance Incentive Plan Terms and Conditions of Stock Option Grant, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2015.**
10.6	2020 Stock Option and Performance Incentive Plan, incorporated by reference to Appendix C to the Company's Proxy Statement dated April 2, 2020.**
10.7	2020 Stock Option and Performance Incentive Plan Restricted Share Unit Award Agreement (Form of Associate Award), incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 1, 2021.**
10.8	2020 Stock Option and Performance Incentive Plan Performance Share Unit Award Agreement, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 1, 2021.**
10.9	2020 Stock Option and Performance Incentive Plan Stock Option Award Agreement, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 1, 2021.**
10.10	2020 Stock Option and Performance Incentive Plan Restricted Share Unit Award Agreement between the Company and Sarah Nash, dated as of March 11, 2022, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 11, 2022.**
10.11	2020 Stock Option and Performance Incentive Plan Restricted Share Unit Award Agreement (Form of Director Award Agreement).**
10.12	Amended and Restated 2015 Cash Incentive Compensation Performance Plan, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 29, 2022.**
10.13	Associate Stock Purchase Plan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 13, 2022.**
10.14	Offer Letter between the Company and Gina Boswell, dated as of November 1, 2022.**
10.15	Confidentiality, Non-Competition and Intellectual Property Agreement between the Company and Gina Boswell, dated as of December 1, 2022.**
10.16	Executive Severance Agreement between the Company and Gina Boswell, dated as of December 1, 2022.**
10.17	Executive Letter Agreement between the Company and Wendy Arlin, dated August 2, 2021, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2021.**
10.18	Confidentiality, Non-Competition and Intellectual Property Agreement between the Company and Wendy Arlin, dated as of May 12, 2021.**
10.19	Executive Severance Agreement between the Company and Wendy Arlin, dated as of May 13, 2022, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.**
10.20	Executive Retention Agreement between the Company and Wendy Arlin, dated as of May 13, 2022, incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.**
10.21	Executive Employment Agreement between Bath and Body Works, LLC and Deon Riley, dated February 4, 2021, incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended January 30, 2021.**
10.22	Confidentiality, Non-Competition and Intellectual Property Agreement between the Company and Deon Riley, dated as of December 7, 2020.**
10.23	Executive Severance Agreement between the Company and Deon Riley, dated as of May 13, 2022, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.**
10.24	Executive Retention Agreement between the Company and Deon Riley, dated as of May 13, 2022, incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.**
10.25	Executive Employment Agreement between Bath & Body Works, LLC and Julie Rosen, dated as of February 3, 2021, incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended January 30, 2021.**

10.26	Confidentiality, Non-Competition and Intellectual Property Agreement between the Company and Julie Rosen, dated as of July 23, 2020.**
10.27	Executive Severance Agreement between the Company and Julie Rosen, dated as of May 13, 2022, incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.**
10.28	Executive Retention Agreement between the Company and Julie Rosen, dated as of May 13, 2022, incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.**
10.29	Confidentiality, Non-Competition and Intellectual Property Agreement between the Company and Michael Wu, dated as of April 19, 2021.**
10.30	Offer Letter between the Company and Michael Wu, dated as of April 19, 2021.**
10.31	Executive Severance Agreement between the Company and Michael Wu, dated as of May 13, 2022.**
10.32	Executive Retention Agreement between the Company and Michael Wu, dated as of May 13, 2022.**
10.33	Transition & General Release Agreement between the Company and Andrew Meslow, dated as of May 4, 2022, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 5, 2022.**
10.34	Executive Retirement Agreement between the Company and Stuart Burgdoerfer, dated as of August 2, 2021, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2021.**
10.35	Second Amended and Restated Master Aircraft Time Sharing Agreement effective as of August 13, 2021 between the Company and L Brands Service Company, LLC.**
10.36	Separation and Distribution Agreement between the Company and Victoria's Secret & Co., dated as of August 2, 2021, incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated August 3, 2021.***
10.37	L Brands to VS Transition Services Agreement between the Company and Victoria's Secret & Co., dated as of August 2, 2021, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 3, 2021.***
10.38	Amendment No. 1 to L Brands to VS Transition Services Agreement between the Company and Victoria's Secret & Co., dated as of July 20, 2022, incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.***
10.39	Amendment No. 2 to L Brands to VS Transition Services Agreement between the Company and Victoria's Secret & Co., dated as of January 23, 2023.***
10.40	VS to L Brands Transition Services Agreement between the Company and Victoria's Secret & Co., dated as of August 2, 2021, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated August 3, 2021.***
10.41	Amendment No. 1 to VS to L Brands Transition Services Agreement between the Company and Victoria's Secret & Co., dated as of July 20, 2022, incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.***
10.42	Amendment No. 2 to VS to L Brands Transition Services Agreement between the Company and Victoria's Secret & Co., dated as of January 23, 2023.***
10.43	Tax Matters Agreement between the Company and Victoria's Secret & Co., dated as of August 2, 2021, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated August 3, 2021.
10.44	Employee Matters Agreement between the Company and Victoria's Secret & Co., dated as of August 2, 2021, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated August 3, 2021.***
10.45	Domestic Transportation Services Agreement between Mast Logistics Services, LLC and Victoria's Secret & Co., dated as of August 2, 2021, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated August 3, 2021.
10.46	Amended and Restated Revolving Credit Agreement among the Company, the borrowing subsidiaries party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., dated as of August 2, 2021, incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K dated August 3, 2021.
21.	Subsidiaries of the Registrant.

22.	List of Guarantor Subsidiaries.
23.1	Consent of Ernst & Young LLP.
24.	Powers of Attorney.
31.1	Section 302 Certification of CEO.
31.2	Section 302 Certification of CFO.
32.	Section 906 Certification (by CEO and CFO).
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

_____

**   Identifies management contracts or compensatory plans or arrangements.

***   Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the Securities and Exchange Commission.

(P)   Paper Exhibits

(b)   Exhibits.

The exhibits to this report are listed in section (a)(3) of Item 15 above.

(c)   Not applicable.

ITEM 16. FORM 10-K SUMMARY.
None.

SIGNATURES

Pursuant to the requirements of Section 13 or l5(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2023

BATH & BODY WORKS, INC. (Registrant)

By: /s/ WENDY C. ARLIN

Wendy C. Arlin
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 17, 2023:

Signature	Title
/s/ GINA R. BOSWELL Gina R. Boswell	Director and Chief Executive Officer (Principal Executive Officer)
/s/ WENDY C. ARLIN Wendy C. Arlin	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ SARAH E. NASH* Sarah E. Nash	Chair of the Board of Directors
/s/ PATRICIA S. BELLINGER* Patricia S. Bellinger	Director
/s/ ALESSANDRO BOGLIOLO* Alessandro Bogliolo	Director
/s/ LUCY O. BRADY* Lucy O. Brady	Director
/s/ FRANCIS A. HONDAL* Francis A. Hondal	Director
Thomas J. Kuhn	Director
/s/ DANIELLE M. LEE* Danielle M. Lee	Director
/s/ MICHAEL G. MORRIS* Michael G. Morris	Director
/s/ JUAN RAJLIN* Juan Rajlin	Director
/s/ STEPHEN D. STEINOUR* Stephen D. Steinour	Director
/s/ JAMES K. SYMANCYK* James K. Symancyk	Director
/s/ STEVEN E. VOSKUIL* Steven E. Voskuil	Director

* The undersigned, by signing her name hereto, does hereby sign this report on behalf of each of the above-indicated directors of the registrant pursuant to powers of attorney executed by such directors.

By: /s/ WENDY C. ARLIN

Wendy C. Arlin
Attorney-in-fact



ADMITTANCE SLIP
2023 ANNUAL MEETING OF STOCKHOLDERS

Date, Time and Place of Meeting:

Date: June 8, 2023

Time: 8:30 a.m. Eastern Time

Place: Three Limited Parkway
Columbus, OH 43230

Attending the Meeting:

Stockholders who plan to attend the meeting in person must bring photo identification and this Admittance Slip. In addition, if your shares are held in the name of your broker, bank or other nominee, you must bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares at the close of business on April 10, 2023. Because of necessary security precautions, bags, purses and briefcases will be subject to inspection. To speed the admissions process, stockholders are encouraged to bring only essential items. The use of cameras, video and audio recording devices and other electronic devices at the annual meeting is prohibited, and such devices will not be permitted in the annual meeting. We realize that many mobile phones have built-in digital cameras and recording functions, and while you may bring these phones into the annual meeting, you may not use the camera or recording functions at any time. Photographs or videos taken by Bath & Body Works at the meeting may be used by the Company. By attending the meeting, you waive any claim or rights to these photographs.

For more information about attending the annual meeting, please visit our website www.bbwinc.com or contact Investor Relations at investorrelations@bbw.com.



Board of Directors and Executive Officers

Board of Directors

Sarah E. Nash, Board Chair
Chief Executive Officer,
Novagard Solutions

Patricia S. Bellinger
Chief of Staff to the President,
Harvard University

Alessandro Bogliolo
Chair and Board Director,
Audemars Piguet

Gina R. Boswell
Chief Executive Officer,
Bath & Body Works, Inc.

Lucy O. Brady
President, Grocery & Snacks,
Conagra Brands, Inc.

Francis A. Hondal
President of Loyalty and
Engagement, Mastercard Inc.
(Retired)

Thomas J. Kuhn
Managing Member, Doorbrook LLC

Danielle M. Lee
President, Warner Music Artist &
Fan Experiences, Warner Music
Group Corp.

Michael G. Morris
Chairman, President and Chief
Executive Officer, American Electric
Power Company, Inc. (Retired)

Juan Rajlin
Treasurer, Alphabet Inc.

Stephen D. Steinour
Chairman, President and Chief
Executive Officer, Huntington
Bancshares Incorporated

J.K. Symancyk
President, Chief Executive
Officer and Board Member,
PetSmart LLC

Steven E. Voskuil
Senior Vice President and Chief
Financial Officer, The Hershey
Company

Executive Officers

Gina R. Boswell
Chief Executive Officer

Wendy C. Arlin
Chief Financial Officer

Tom E. Mazurek
Chief Supply Chain Officer

Deon N. Riley
Chief Human Resources Officer

Julie B. Rosen
President, Retail

Michael C. Wu
Chief Legal Officer and
Corporate Secretary

HEADQUARTERS
Bath & Body Works, Inc.
Three Limited Parkway
Columbus, OH 43230

Investor Inquiries should be directed to:

By email: investorrelations@bbw.com

By mail: Bath & Body Works Investor Relations
Three Limited Parkway
Columbus, OH 43230

Stock Exchange Listing
NYSE: BBWI

Transfer Agent
American Stock Transfer & Trust Company

Company Website
www.bbwinc.com

Independent Public Accountants
Ernst & Young LLP

Bath&Body Works®

Bath & Body Works, Inc.
Three Limited Parkway
Columbus, Ohio 43230

www.bbwinc.com

